OFFERING PROSPECTUS	Filed Pursuant to Rule 424(b)(3) Registration No. 333-145863

Whitehall Jewelers Holdings, Inc.

11,227,414 shares of common stock

Our common stock is quoted on the OTC Bulletin Board under the symbol “WHJH.OB.”

The holders of our common stock named herein may offer and sell from time to time up to an aggregate amount of 11,227,414 shares of our common stock for their own accounts. We will not receive any proceeds from the sale of the shares other than the exercise price, if any, payable to us upon exercise of warrants for our common stock.

We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the resale of the shares of common stock of the selling stockholders, except that we will receive the exercise price payable in connection with exercises of the warrants if the warrants are exercised for cash.

The number of shares being registered for resale under this prospectus consists of 7,484,942 outstanding shares of our common stock, and 3,742,472 shares of our common stock issuable upon exercise of outstanding warrants to purchase our common stock. The selling stockholders acquired the shares of common stock and warrants on July 27, 2007, in a private placement transaction. The private placement is described in “Prospectus Summary—The 2007 Equity Transactions.” We are registering the offer and sale of the common stock to satisfy registration rights we have granted to the selling stockholders. See “Selling Stockholders.”

Our common stock trades on a very limited basis. The selling stockholders will sell at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at privately negotiated prices.

Investing in our common stock involves risks. YOU SHOULD READ THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

The securities being registered in this prospectus may not be offered or sold in Montana and New Hampshire in solicited sales transactions by registered dealers, absent filing of notices with such states, which notices have not been filed. The securities may be sold in such states in isolated transactions or pursuant to unsolicited sales under Section 4(4) of the Securities Act.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 28, 2007

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus but might not contain all of the information that is important to you. Before investing in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” section and our historical financial statements and the notes thereto included elsewhere in this prospectus.

Upon the consummation of the merger (as described more fully below), Whitehall Jewelers Holdings, Inc. (formerly known as BTHC VII, Inc.) became the ultimate parent company of Whitehall Jewelers, Inc., a Delaware corporation (formerly known as Whitehall Jewellers, Inc.), or Whitehall. Unless otherwise provided in this registration statement, all references in this current report to “Whitehall Jewelers Holdings, Inc.,” “we,” “us,” “our company,” “our,” the “Company,” or the “Registrant” refer to Whitehall Jewelers Holdings, Inc. on a consolidated basis. All references in this prospectus to “Whitehall” refer to Whitehall Jewelers, Inc., our wholly owned subsidiary. We sometimes use the terms “our,” “us” and “we” to refer to Whitehall as our predecessor before the Merger. “Fiscal 2007, 2006, 2005 and 2004” and the “fiscal year 2007, 2006, 2005 and 2004” refer to the Company’s fiscal year’s ended February 2, 2008, January 31, 2007, January 31, 2006 and January 31, 2005, respectively.

Overview/Corporate information and recent developments

The Merger

We completed the Merger (as defined below) and through Whitehall, our wholly-owned subsidiary, we now operate a jewelry business.

We entered into an Agreement of Merger and Plan of Reorganization, or the merger agreement, on July 27, 2007 with WBT Acquisition Corp., a wholly-owned subsidiary of ours, and Whitehall. Pursuant to the merger agreement, WBT Acquisition Corp. merged with and into Whitehall, with Whitehall remaining as the surviving entity and a wholly owned subsidiary of ours. This transaction is referred to throughout this report as the “Merger.” The Merger was effective as of July 27, 2007, upon the filing of a certificate of merger with the Delaware Secretary of State.

Prior to the Merger we had no operating business. Following the Merger, we are a holding company that operates a national specialty retailer of fine jewelry business through our wholly owned subsidiary, Whitehall. Pursuant to the merger agreement, entities managed by Prentice Capital Management, LP, or Prentice, and Holtzman Opportunity Fund, L.P., or Holtzman, who were the former shareholders of Whitehall prior to the Merger, were issued shares of our common stock and became our controlling shareholders. For more information about the Merger, see “Our Business—The Merger” and the “2007 Equity Transactions—The Merger.”

History of Whitehall

Whitehall was founded in 1895 and is a national specialty retailer of fine jewelry offering a selection of merchandise in the following categories: diamonds, gold, precious and semi-precious jewelry and watches. Immediately prior to the Merger, Whitehall was owned 75.67% by entities managed by Prentice, and 24.33% by Holtzman. Prior to 2006, Whitehall was a public company, with a diversified shareholder base and its common stock traded on the New York Stock Exchange. In 2006, Prentice and Holtzman indirectly acquired Whitehall by means of a tender offer in February and a merger, or the 2006 merger. Following the 2006 merger, in June 2006, Whitehall delisted from the New York Stock Exchange and ceased to be a public company.

Our History

Before the Merger and before our reincorporation into a Delaware corporation on June 7, 2005, we were affiliated with Ballantrae Healthcare LLC and were organized as BTHC VII, LLC, a Texas limited liability company. Ballantrae Healthcare LLC was formed in 1999 to operate nursing homes throughout the United States; it failed to achieve profitability, however, and on March 28, 2003, Ballantrae Healthcare LLC and 30 of its affiliates (collectively with Ballantrae Healthcare LLC, the Debtors), including BTHC VII, LLC, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (11 U.S.C.§§101—1532).

On November 29, 2004, the bankruptcy court confirmed the Debtors’ joint plan of reorganization, or reorganization plan, and on April 11, 2006, pursuant to the reorganization plan, BTHC VII, LLC merged into BTHC VII, Inc., a Delaware corporation. Prior to the completion of the Merger, under both the reorganization plan and our business plan, our business purpose had been to seek and identify a privately-held operating company that desired to become a publicly-held company by merging with us through a reverse merger or acquisition transaction.

The reorganization plan provided that BTHC VII, LLC’s plan would not be consummated until after it completes a reverse merger or acquisition. Moreover, the reorganization plan conditioned our right to a discharge from debts that arose before November 29, 2004 on our entering into a reverse merger or acquisition transaction by October 20, 2008. The Merger with Whitehall satisfied these conditions.

The 2007 Equity Transactions

Concurrent with the Merger, we entered into the securities purchase agreement, by and among BTHC VII, Inc. (our predecessor company), Whitehall Jewelers, Inc. (our operating subsidiary), Lowenstein Sandler PC, as escrow agent, and PWJ Lending LLC (an affiliate of Prentice, paying for its subscription by a contribution of indebtedness, in accordance with the terms of the Contribution Agreement, more fully described in Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources), PWJ Funding LLC (an affiliate of Prentice), Stark Master Fund Ltd., Stark Global Opportunities Master Fund, Ltd., Cranshire Capital, L.P., EGATNIV, LLC, Hudson Bay Fund LP, Hudson Bay Overseas Fund LTD, BTG Investments LLC (which acted as placement agent in this transaction), Capital Ventures International, Vision Opportunity Master Fund, Ltd., Millennium Partners, Galleon Captain’s Partners, L.P., and Galleon Captain’s Offshore, Ltd., as the purchasers, or the purchasers. We consummated the transactions contemplated by the securities purchase agreement, or the 2007 Equity Transactions on July 27, 2007. For information regarding the relationship between PWJ Lending LLC, PWJ Funding, LLC, Millennium Partners and the Company see “Certain Relationships and Related Transactions, and Director Independence.”

The securities purchase agreement provided for the sale by us to the purchasers of a total of 14,619,883 shares of our common stock, or the Shares, at a price of $3.42 per Share for aggregate gross proceeds of $50 million. The purchasers also received warrants to purchase up to 7,309,943 shares of common stock at an exercise price of $4.10 per share, or the Warrants. (See “Description of Registrant’s Securities to be Registered—Common Stock” and “—Warrants”).

In connection with the securities purchase agreement, we and the purchasers entered into a registration rights agreement, dated as of July 27, 2007, or the registration rights agreement, and we agreed to file this registration statement, or the registration statement, to register the resale of the Shares, and the shares of common stock underlying the Warrants, or the Warrant Shares, subject to certain cutbacks.

If we fail to cause the registration statement to remain effective for the lesser of (i) such time as all of the Shares and Warrant Shares required to be covered by the registration statement have been publicly sold by the selling stockholders and (ii) such shorter period for the availability of sales of the Shares and Warrant Shares pursuant to Rule 144(k) promulgated under the Securities Act of 1933, as amended, except for allowable grace periods, we shall be required to pay the purchasers liquidated damages equal to 1% of the aggregate purchase price for the Shares per month until such failures are cured, subject to a cap of 10%. Notwithstanding the foregoing, no liquidated damages shall be due pursuant to the registration rights agreement as a result of any failure caused by the application of Rule 415 by the SEC and no liquidated damages shall be payable with respect to the Warrants or the Warrant Shares.

Recent Developments

Based upon recent financial results, we need additional financing in the near term to fund our working capital and capital expenditure needs through the remainder of fiscal 2007 and thereafter. On December 17, 2007, one or more entities affiliated with Prentice expressed its intent to provide a senior secured term loan to us in the aggregate principal amount of $25 million, subject to certain conditions. On December 22, 2007, we received a letter from the administrative agent for our revolving credit facility notifying us that the administrative agent would be implementing a $10 million inventory reserve effective as of the close of business on December 27, 2007. The administrative agent has discretion under the credit agreement to implement reserves from time to time. The implementation of this reserve results in a corresponding reduction in liquidity of $10 million under our credit facility. On December 26, 2007, we had $57.5 million of outstanding borrowings under the revolving credit facility and $5.9 million in outstanding letters of credit. Taking the new reserve, outstanding borrowings and letters of credit into account, the Company’s borrowing availability will be approximately $28 million as of December 27, 2007, as determined by the borrowing base formula. The $10 million reserve is based upon a draft estimate of the decline in the value of our inventory based upon our financial performance as well as significant macroeconomic factors affecting the retail jewelry industry as a whole. The full appraisal of our inventory is expected to be completed by the end of January 2008. For a more detailed description of the terms of the Prentice loan and implementation of the inventory reserve, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity Overview,” and for a more detailed description of possible risks related to our seeking additional financing, please see “Risk Factors–Current Funding Needs may affect Operations and Shareholders.”

Ownership Structure

The following diagrams show our organizational structure (i) immediately prior to and immediately following the 2006 Merger; and (ii) immediately prior to and immediately following the Merger and 2007 Equity Transactions.

Diagram 1: The 2006 Merger – June 2006

Whitehall Jewellers, Inc. (today, "Whitehall Jewelers, Inc.") immediately prior to the 2006 Merger:

Public Shareholders
(including PWJ Lending LLC, PWJ Funding, LLC, Holtzman Opportunity Fund, L.P. and WJ Acquisition Corp., which together already owned a combined 76% of Whitehall Jewelers, Inc. common stock)
PWJ Funding, LLC
Holtzman Opportunity Fund, L.P.
WJ Holding Corp.
WJ Acquisition Corp. merged with and into Whitehall Jewellers, Inc. with Whitehall Jewellers, Inc. remaining as the surviving entity. As a result of the 2006 Merger, Whitehall Jewellers, Inc. became a wholly owned subsidiary of WJ Holding, Corp.
Whitehall Jewellers, Inc.
WJ Acquisition Corp.

Whitehall Jewellers, Inc. (today, "Whitehall Jewelers, Inc.") immediately following the 2006 Merger:

PWJ Funding, LLC
Holtzman Opportunity Fund, L.P.
WJ Holding Corp.
Whitehall Jewellers, Inc.

Diagram 2: The Merger – July 2007

Whitehall Jewelers Holdings, Inc. (f/k/a BTHC VII, Inc.) immediately prior to the Merger and 2007 Equity Transactions:

Public Shareholders
PWJ Lending LLC (52.74%)[1]
PWJ Funding, LLC (22.93%)[1]
Holtzman Opportunity Fund, L.P. (24.33%)[1]
BTHC VII, Inc.
(today, Whitehall Jewelers Holdings, Inc., following the Merger)
In connection with the Merger, BTHC VII, Inc. issued an aggregate of 24,853,801 shares of BTHC VII, Inc. common stock to the former shareholders of Whitehall Jewelers Inc.
WBT Acquisition Corp. merged with and into Whitehall Jewelers, Inc., with Whitehall Jewelers, Inc. remaining as the surviving entity. As a result of the Merger, Whitehall Jewelers, Inc. became a wholly owned subsidiary of BTHC VII, Inc., which subsequently changed its name to Whitehall Jewelers Holdings, Inc.
WBT Acquisition Corp.
Whitehall Jewelers, Inc.

In addition, pursuant to the 2007 Equity Transactions, BTHC VII, Inc. issued 14,619,883 shares of common stock and 7,309,943 Warrants to PWJ Lending LLC, PWJ Funding, LLC and other purchasers under the 2007 Equity Transactions.

Whitehall Jewelers Holdings, Inc. (f/k/a BTHC VII, Inc.) immediately following the Merger and 2007 Equity Transactions:

Former Public Shareholders of BTHC VII, Inc. (1.2%)[2]
PWJ Lending LLC (38.34%)[2]
PWJ Funding, LLC (26.59%)[2]
Holtzman Opportunity Fund, L.P. (15.13%)[2]
Other Purchasers under the 2007 Equity Transactions (18.73%)[2]
Whitehall Jewelers Holdings, Inc.
(f/k/a BTHC VII, Inc., prior to the July 2007 merger)
Whitehall Jewelers, Inc.

1 On July 27, 2007, immediately prior to the 2007 Merger, WJ Holding Corp. merged with and into Whitehall Jewelers, Inc. (f/k/a Whitehall Jewellers, Inc.) with Whitehall Jewelers, Inc. remaining as the surviving entity. As a result, PWJ Lending LLC, PWJ Funding, LLC and Holtzman Opportunity Fund, L.P. owned Whitehall Jewelers, Inc. in the same proportion after the merger as they owned WJ Holding Corp. prior to such merger.

2 Percentages are based on ownership of common stock as of November 13, 2007.

The offering

Common stock offered(1)	11,227,414
Offering price	The selling stockholders will sell our common stock at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or privately negotiated prices.
Common stock outstanding(2)	39,953,121 as of December 18, 2007
Use of proceeds

We will not receive any proceeds from the sale of the shares of common stock but will receive payment from the cash exercise, if any, of the warrants into common stock prior to sale thereof. Any payment of the cash exercise price received will be used for working capital.

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth under “Risk Factors” beginning on page 10 and the other information contained in this prospectus before making an investment decision regarding our common stock.

(1)

In accordance with the terms of registration rights agreement we entered into with the selling stockholders, this prospectus covers the resale of the sum of (i) the number of shares of common stock issued to the selling stockholders at the closing of the private placement and (ii) the number of shares of common stock issuable upon exercise of warrants issued at the closing of the private placement as of the trading day immediately preceding the date our registration statement is initially filed with the SEC. Immediately prior to the effectiveness of the registration statement, the total market of our outstanding shares of common stock is 314,719 shares and all such shares are held by non-affiliates. Upon the effectiveness of the registration statement, not counting the Shares and Warrant Shares being registered in this prospectus, the total current market of our outstanding shares of common stock will increase to 479,438 shares after giving effect to the expiration of a lockup period for of one of our non-affiliated shareholders’ shares of common stock.

(2)

The number of outstanding shares does not include shares issuable upon exercise of warrants or options. Prior to the Merger and the 2007 Equity Transactions there were 479,438 shares of our common stock issued and outstanding.

Sales of our common stock under this registration statement will not result in a change of control. Assuming the sale of all of the common stock being registered pursuant to this registration statement, entities managed by Prentice would continue to control 64.9% of our common stock.

Summary financial information and other data

On June 8, 2006, WJ Holding Corp., an affiliate of Prentice and Holtzman, completed the acquisition of Whitehall pursuant to the 2006 merger. The financial statements included in this prospectus for any period prior to June 8, 2006, the date of the acquisition by WJ Holding Corp., are referred to as the “predecessor” period statements. We refer to the financial statements for the period June 9, 2006 to January 31, 2007 and thereafter, as the “successor” period statements.

The following table sets forth summary historical consolidated financial and other operating data for Whitehall. The summary consolidated historical financial data for the period June 9, 2006 through January 31, 2007, the period June 9, 2006 through October 31, 2006 and for the nine months ended November 3, 2007 are derived from our consolidated financial statements for the successor period. The summary consolidated historical financial data for the period February 1, 2006 through June 8, 2006 and for fiscal 2004 and fiscal 2005 are derived from our consolidated financial statements for the predecessor period.

The information set forth below should be read in conjunction with the information under Unaudited Pro Forma Condensed Consolidating Financial Statements,” on pages F-59 to F-61 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes and the financial statements included elsewhere in this prospectus.

Our historical financial results for the predecessor and the successor periods are presented separately. The separate presentation is required under U.S. GAAP in situations when there is a change in ownership, which resulted in purchase accounting being applied to the acquisition of Whitehall by WJ Holding Corp. Purchase accounting requires that the historical carrying value of assets acquired and liabilities assumed be adjusted to fair value, which may yield results that are not comparable on a period-to-period basis due to the different, and sometimes higher, cost bases associated with the allocation of the purchase price. There have been no material changes to operations or customer relationships of our business as a result of the 2006 merger.

(In thousands, except share, per share and selected operating data)	Successor	Predecessor
		Feb. 1, 2006 to June 8, 2006	Fiscal 2005	Fiscal 2004
	June 9, 2006 Jan. 31, 2007
STATEMENT OF OPERATIONS:
Net sales	$181,142	$85,095	$284,672	$292,020
Cost of sales (including buying and occupancy expenses)	124,747	58,364	191,016	189,223
Impairment of long-lived assets	—	—	3,171	—
Gross profit	56,395	26,731	90,485	102,797
Selling, general and administrative expenses	66,787	35,928	102,324	98,318
Professional fees and other charges(1)	5,642	2,489	10,564	7,679
Loss on disposal of property & Equipment	1,650	—	26	383
Impairment of goodwill(2)	—	—	5,662	—
(Loss) income from operations	(17,684)	(11,686)	(28,091)	(3,583)
Interest expense	10,957	5,183	12,536	4,365
(Loss) income before income taxes	(28,641)	(16,869)	(40,627)	(7,948)
Income tax expense (benefit)	168	—	2,475	(2,430)
Net (loss) income from continuing operations	(28,809)	(16,869)	(43,102)	(5,518)
Income (loss) from discontinued operations, net of income taxes(3)	134	648	(41,255)	(4,365)
Net (loss) income	$(28,675)	$(16,221)	$(84,357)	$(9,883)
DILUTED (LOSS) EARNINGS PER SHARE:
Continuing operations	$(2,880,900)	$(1.01)	$(3.03)	$(0.40)
Discontinued operations	13,400	0.04	(2.90)	(0.31)
Net (loss) income	$(2,867,500)	$(0.97)	$(5.93)	$(0.71)
Weighted Average Common Shares	10	16,763,215	14,214,000	13,943,000
SELECTED OPERATING DATA:
Stores open at end of period	322	315	365	382
Average net sales per store(4)	$585,000	$255,000	$874,000	$861,000
Average net sales per gross square foot(5)	$670	$294	$995	$976
Average merchandise sale(6)	$398	$322	$350	$304
Comparable store sales (decrease)(7)	(8.2)%	(7.0)%	(3.9)%	(3.7)%
BALANCE SHEET DATA (AT END OF PERIOD):
Merchandise inventories, net	$174,090	$141,170	$142,124	$183,676
Working capital	(309)	39,419	35,152	39,840
Total assets	234,640	208,785	186,332	256,830
Total debt	162,306	124,343	117,211	73,793
Stockholders’ (deficit) equity, net	(4,368)	24,307	16,711	96,623

(1)	Includes legal, accounting and consulting services expenses, litigation charges and severance accruals.

(2)	In fiscal 2002, the Company adopted Financial Accounting Standards Board Statement No. 142, “Goodwill and Other Intangible Assets,” and has discontinued the amortization of goodwill.

(3)	Reflects discontinued operations related to 78 stores closed as of April 26, 2006, 77 of which were closed in connection with the store closure plan.

(4)	Average net sales per store represents the total net sales for stores open for a full fiscal period indicated divided by the total number of such stores.

(5)	Average net sales per gross square foot represents total net sales for stores open for a full fiscal period indicated divided by the total square feet of such stores.

(6)	In fiscal year 2005, average merchandise sales includes comparable ongoing stores only.

(7)

Comparable store sales are defined as net sales of stores which are operating for each month in the current reporting period as well as open for the same month during the prior year reporting period. In fiscal years 2005 and 2006, the comparable store sales exclude sales during liquidation activities relating to the store closure plan.

	Successor	Successor	Predecessor
(In thousands, except share, per share and selected operating data)	Nine Months Ended November 3, 2007	June 9, 2006 to October 31, 2006	February 1, 2006 to June 8, 2006
STATEMENT OF OPERATIONS:
Net sales	$157,645	$78,835	$85,095
Cost of sales (including buying and occupancy expenses)	119,220	59,262	58,364
Gross profit	38,425	19,573	26,731
Selling, general and administrative expenses	72,620	38,462	35,928
Professional fees and other charges(1)	3,607	4,305	2,489
(Loss) income from operations	(37,802)	(23,194)	(11,686)
Interest expense	11,492	6,600	5,183
(Loss) income before income taxes	(49,294)	(29,794)	(16,869)
Income tax expense (benefit)	219	—	—
Net (loss) income from continuing operations	(49,513)	(29,794)	(16,869)
Income (loss) from discontinued operations, net of income taxes(2)	—	223	648
Net (loss) income	$(49,513)	$(29,571)	$(16,221)
DILUTED (LOSS) EARNINGS PER SHARE:
Continuing operations	$(1.62)	$(1.18)	$(0.67)
Discontinued operations	—	(0.01)	(0.03)
Net (loss) income	$(1.62)	$(1.17)	$(0.64)
Weighted Average Common Shares	30,577,000	25,333,000	25,333,000
SELECTED OPERATING DATA:
Stores open at end of period	314	321	315
Average net sales per store(3)	$488,000	$250,000	$255,000
Average net sales per gross square foot(4)	$557	$285	$294
Average merchandise sale(5)	$376	$460	$322
Comparable store sales (decrease)(6)	(3.7)%	(7.6)%	(7.0)%
BALANCE SHEET DATA (AT END OF PERIOD):
Merchandise inventories, net	$163,663	$183,882	$141,170
Working capital	22,612	17,347	39,419
Total assets	221,718	246,237	208,785
Total debt	111,310	161,740	124,343
Stockholders’ (deficit) equity, net	$52,119	$(5,266)	24,307

(1)	Includes legal, accounting and consulting services expenses, litigation charges and severance accruals.

(2)	Reflects discontinued operations related to 78 stores closed as of April 26, 2006, 77 of which were closed in connection with the store closure plan.

(3)	Average net sales per store represents the total net sales for stores open for a full fiscal period indicated divided by the total number of such stores.

(4)	Average net sales per gross square foot represents total net sales for stores open for a full fiscal period indicated divided by the total square feet of such stores.

(5)	In fiscal year 2005, average merchandise sales includes comparable ongoing stores only.

(6)

Comparable store sales are defined as net sales of stores which are operating for each month in the current reporting period as well as open for the same month during the prior year reporting period. In fiscal years 2005 and 2006, the comparable store sales exclude sales during liquidation activities relating to the store closure plan.

RISK FACTORS

There are numerous and varied risks that may prevent us from achieving our goals, including those described below. You should carefully consider the risks described below and the other information included in this registration statement on Form S-1, including our financial statements and related notes. Our business, financial condition and results of operations could be harmed by any of the following risks. If any of the events or circumstances described below were to occur, our business, financial condition and results of operations could be affected in a materially adverse manner. As a result, the trading price of our common stock could decline, and investors could lose part or all of their investment.

Risks Related to Our Business

We have recorded substantial net losses and declines in comparable store sales in recent periods and there is no assurance that we will not continue to incur substantial losses and declines in comparable store sales.

We recorded net losses and decreases in comparable store sales in fiscal years 2004, 2005, 2006, and the first nine months of fiscal year 2007. It is likely that we will continue to have net losses through at least fiscal year 2007. There is no assurance that we will not continue to incur substantial losses and declines in comparable store sales in the future.

Current funding demands may affect operations and shareholders.

Based on recent financial results and following receipt on December 22, 2007 of a letter from the administrative agent for our revolving credit facility that reduced our borrowing availability under this facility by $10 million, the borrowing availability under our revolving credit facility, together with cash on hand, current and anticipated cash flow from operations and cost reductions is not adequate to meet our working capital and capital expenditure needs through the remainder of fiscal 2007 or thereafter. Therefore, we need additional financing in the near term to fund our working capital and capital expenditure needs and, therefore, are actively seeking financing. A non-binding term sheet has been entered into with Prentice whereby one or more entities affiliated with Prentice shall provide a senior secured term loan to us in the aggregate principal amount of $25 million. There can be no assurance that this or other additional financing could be obtained on terms that are favorable to us, or at all. If we are unable to obtain the senior secured term loan, as per the non-binding term sheet with Prentice, or any similar financing, we will not be able to pay all of our obligations in fiscal 2007 or thereafter. In addition, the $25 million that would be provided to us as described in the non-binding term sheet may not be sufficient to enable us to pay all of our obligations in fiscal 2007 or thereafter. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity Overview”).

Our current levels of debt could impact our operations in the future.

As of November 3, 2007, we had approximately $111.3 million of outstanding debt, constituting approximately 68.2% of our total debt and stockholders’ equity, including approximately $91.0 million under our revolving credit facility for a total facility up to $125.0 million through February 20, 2011, and approximately $20.3 million in trade notes payable to vendors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our debt levels fluctuate from time to time based on seasonal working capital needs.

The aforementioned agreements include negative covenants and a minimum availability covenant that could restrict or limit our operations. In addition, the degree to which we are leveraged, as well as the restrictions contained in these agreements, could impair our ability to obtain additional financing for working capital or other corporate purposes.

We are more highly leveraged than many of our competitors, which may place us at a competitive disadvantage, and our leverage could make us more vulnerable to changes in general economic conditions or factors affecting the jewelry business generally. In addition, a substantial portion of our indebtedness bears interest at fluctuating rates and increases in interest rates would adversely affect our results of operations or financial condition. Our costs of borrowings are higher than many of our competitors.

We need funding in addition to our cash flow from operations and existing credit facilities. Based on recent financial results, and following receipt on December 22, 2007 of a letter from the administrative agent for our revolving credit facility that reduced our borrowing availability under this credit facility by $10 million the borrowing availability under our revolving credit facility together with cash on hand, current and anticipated cash flow from operations, and cost reductions is not adequate to meet our working capital and capital expenditure needs through the remainder of fiscal 2007 or thereafter. We are currently exploring various financing strategies as further described above, in “Risk Factors—Current funding demands may affect operations and shareholders”. There can be no assurance that additional financing would be possible or could be obtained on terms that are favorable to us, or at all. If we are not able to obtain capital, we will not be able to pay all of our obligations in fiscal 2007 or to implement our key initiatives to grow our business. If we raise capital through the issuance of additional equity securities, the holdings of existing shareholders may be diluted.

We have undergone substantial changes, which could adversely affect our business.

We have experienced a number of changes during fiscal 2005, 2006 and 2007, including, but not limited to, the following: six different Chief Executive Officers for Whitehall; major changes in our bank loan facilities; incurrence and repayment of indebtedness from affiliates of Prentice and Holtzman; the closing of 77 retail store locations over a period commencing in November 2005 and ending in April 2006; net losses totaling $84.4 million in fiscal 2005 and $44.9 million in fiscal 2006, a merger transaction in June of 2006 pursuant to which affiliates of Prentice and Holtzman acquired all of the outstanding capital stock of Whitehall, a merger between affiliates of Prentice and Holtzman and Whitehall, and the Merger and the 2007 Equity Transactions on July 27, 2007.

A previous independent registered public accounting firm, PricewaterhouseCoopers LLP, had doubt as to Whitehall’s ability to continue as a going concern.

Our accompanying audited financial statements had been prepared on a going concern basis and do not include any adjustments that might result if we cease to continue as a going concern. As a result of the recurring losses from operations and liquidity deficiency that Whitehall had experienced, a previous independent registered public accounting firm had concluded that there was substantial doubt as to Whitehall’s ability to continue as a going concern. They had discussed this uncertainty in their report on our audited financial statements for the fiscal year ended January 31, 2006. Uncertainty about our and Whitehall’s ability to continue as a going concern may create a concern among our current and future vendors and lenders, which may make it more difficult for us to meet our obligations. In connection with the use of proceeds from the 2007 Equity Transactions and pursuant to a contribution agreement, the indebtedness of the Company was reduced in July 2007.

Our quarterly operating results will fluctuate due to seasonality and other factors, and variation in quarterly results could cause the price of our common stock to decline.

Our business is highly seasonal, with a significant portion of our sales and most of our gross profit generated during the fourth fiscal quarter ending the Saturday closest to the thirty-first day of January. Sales in the fourth quarter of fiscal 2006, ending January 31, 2007, accounted for 38% of annual sales for such fiscal year. The net income before discontinued operations for the fourth quarter of fiscal 2006 was $1.0 million as compared to a net loss before discontinued operations of $46.7 million recorded in the previous three fiscal quarters. In recent years, we have generated losses in each of the first three fiscal quarters. We also have historically experienced lower net sales and minimal net income in each of our first three fiscal quarters and we expect this trend to continue for the foreseeable future. We expect to continue to experience fluctuations in our net sales and net income due to a variety of factors. A shortfall in results for the fourth quarter of any fiscal year could have a material adverse effect on our annual results of operations. Our quarterly results of operations also may fluctuate significantly as a result of a variety of factors, including: increases or decreases in comparable store sales; timing of new store openings and net sales contributed by new stores; timing of certain holidays and special and/or promotional events initiated by us; changes in our merchandise; inventory availability and our ability to fund inventory purchases; general economic, industry and weather conditions and disastrous national events that affect consumer spending; and the pricing, merchandising, marketing, credit and other programs of our competitors.

Our business is particularly susceptible to adverse economic conditions.

Jewelry purchases are discretionary for consumers and may be particularly affected by adverse trends in the general economy. The success of our operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions (and perceptions of such conditions) affecting disposable consumer income such as employment wages and salaries, business conditions, interest rates, availability and cost of credit and taxation, for the economy as a whole and in regional and local markets where we operate. In addition, we are dependent upon the continued popularity of malls as a shopping destination and the ability of malls or tenants and other attractions to generate customer traffic for our stores. Increases in gasoline prices may affect the popularity of malls as shopping destinations and our customer traffic and may have a depressing effect on discretionary consumer spending generally. There can be no assurance that consumer spending will not be adversely affected by general economic conditions or a decrease in mall traffic, thereby negatively affecting our results of operations or financial condition.

If we lose key personnel or are unable to attract additional qualified personnel, our business could be adversely affected.

We are highly dependent upon the ability and experience of our senior executives and other key employees. We have experienced and continue to experience substantial employee turnover. It is likely that there will be additional changes to our management team and other personnel as we focus on improving execution and reducing costs. Our inability to retain highly qualified management personnel or find suitable replacements could have a material adverse effect on our results of operations or financial condition and may negatively impact the execution of our plan to improve operations. We do not maintain “key executive” life insurance on any of our executives.

Moreover, our success depends on our ability to attract and retain qualified personnel. We have experienced high turnover among our support office and field personnel, especially store managers, and other personnel in recent periods, which has had an adverse impact on our results of operations. We cannot assure you that we will be able to attract and retain qualified personnel in the future, or that there will not be disruptions to our operations as a result of personnel changes.

We face significant competition.

The retail jewelry business is fragmented and subject to increasingly intense competition. We compete with national and regional jewelry chains and local independently owned jewelry stores, especially those that operate in malls or off-mall superstores, as well as with department stores, discounters, direct mail suppliers and televised home shopping networks. A number of our competitors are substantially larger and have greater financial resources than we do. Some of our competitors, such as Signet Group plc, which owns Kay Jewelers, Jareds and some regional chains, have substantially increased their number of stores and marketing expenditures in recent years, which we believe has resulted in increases in their market share and affected our results of operations. To the extent that our merchandising, marketing and/or promotional programs are not successful, we may lose customers to our competitors. We believe that the other primary competitive factors affecting our operations are store location and atmosphere, quality of sales personnel and service, breadth and depth of merchandise offered, pricing, credit and reputation. We also believe that we compete for consumers’ discretionary spending dollars with retailers that offer merchandise other than jewelry. In addition, we compete with jewelry and other retailers for desirable locations and qualified personnel. The foregoing competitive conditions may adversely affect our results of operations or financial condition.

We also face significant new competition from Internet jewelry retailers. Over the past several years a number of businesses began marketing fine jewelry via the Internet. The large scale consumer acceptance of Internet fine jewelry retailing is affecting the jewelry retailing business, resulting in additional competition for sales and lower price points and margins, and we believe that the increase of Internet retailing has adversely affected our results of operations and financial condition. We are not currently transacting Internet sales of jewelry.

A decrease in the availability of, or an increase in the cost of, consumer credit could have a negative impact on our business.

The third party credit we offer to our customers is supplied to us primarily through a private label credit card arrangement with GE Capital Consumer Credit Co., or G.E.C.C. During the first nine months of fiscal 2007, private label credit card sales accounted for approximately 44.0% of our net sales while total non-private label credit sales, including major credit cards such as Visa, MasterCard, American Express and others, constituted approximately 45.9% of our net sales. The loss or any substantial modification of any of these arrangements could have a material adverse effect on our results of operations or financial condition. During periods of increasing consumer credit delinquencies in the retail industry generally, financial institutions may reexamine their lending practices and procedures. There can be no assurance that increased delinquencies being experienced by providers of consumer credit generally would not cause providers of third party credit offered by us to decrease the availability or increase the cost of such credit.

We are dependent upon our major suppliers for merchandise including consigned merchandise

We do not manufacture our own merchandise but instead work closely with a number of suppliers. During fiscal 2006, our largest supplier accounted for approximately 14% of our total purchases, and our largest five suppliers accounted for approximately 42% of such purchases. Our relationships with our primary suppliers are generally not pursuant to long-term agreements. We depend on our suppliers to ship merchandise on time and within our quality standards. Although we believe that there are a number of suppliers of fine jewelry, the loss of one or more of our major suppliers, particularly at critical times during the year, could have a material adverse effect on our results of operations or financial condition.

Vendors may no longer be willing to provide us merchandise on a consignment basis.

A substantial portion of the merchandise we sell is carried on a consignment basis prior to sale thereby reducing our direct capital investment in inventory. The merchandise that is carried on a consignment basis is only payable to vendors after the sale of such inventory, in accordance with the individual agreements with vendors. No interest is charged by vendors for consignment inventory that is paid for by us within the time period allotted in the individual agreements following a sale. The weighted average percentage of our total inventory that was carried on consignment for fiscal 2004, 2005, 2006, and the first nine months of fiscal 2007 (based on the inventory levels at the end of each fiscal year or quarter, as applicable) was 29.1%, 26.5%, 18.4% and 25.3%, respectively. The willingness of vendors to enter into such arrangements may vary substantially from time to time based on a number of factors, including the merchandise involved, the financial resources of vendors, interest rates, availability of financing, fluctuations in gem and gold prices, inflation, our financial condition and a number of economic or competitive conditions in the jewelry business or the general economy or their perception of the desirability of doing business with us. Any change in these relationships could have a material adverse effect on our results of operations or financial condition.

We may be required to pay trade debt in the aggregate principal amount of approximately $20.3 million in the event that we default on obligations under a Note Extension Agreement or are unable to reach agreement for extension or substitution of certain of our indebtedness purchased in bankruptcy.

As more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Liquidity and Capital Resources Elements—Trade Notes Payables”,

we have an outstanding principal trade debt, or trade debt, to inventory suppliers of approximately $20.3 million. On or about May 25, 2007, Whitehall sent a proposed Note Extension Agreement, or NEA, to inventory suppliers to whom we owed trade debt, or Suppliers, requesting that such Suppliers extend the payment date for their remaining trade debt balance. As of December 18, 2007, we received commitments from Suppliers constituting approximately 75% of the outstanding trade debt to extend the maturity date of their respective obligations to March 31, 2009 pursuant to the terms of each individual NEA. Under the terms of the NEA, in consideration for these Suppliers agreeing to extend the maturity date until March 31, 2009, Whitehall agreed, among other things, to make early payments to such Suppliers who executed the NEA for any merchandise, or Certain Holiday Merchandise, in an aggregate amount not to exceed $10.0 million, shipped by the Suppliers that is to be displayed in the Whitehall initial holiday flyer, to be distributed on or about November 12, 2007 that is purchased in 2007 and to have certain additional events of default under the individual unsecured promissory notes, issued to the participating Suppliers. These additional events of default, subject to notice and opportunity to cure, are as follows: (1) the failure of Whitehall to pay $2.5 million on September 30, 2007 to all Suppliers who did not execute the NEA, or Non-Participating Suppliers, and, thereby, did not agree to extend the maturity date to March 31, 2009, or to the extent the entire $2.5 million is not used to pay the Suppliers who did not agree to extend the maturity date, the failure to pay the remaining portion of the $2.5 million on a pro-rata basis to the Suppliers who did agree to extend the maturity date; (2) Whitehall pays in the aggregate more than $2.5 million towards individual unsecured promissory notes issued to the participating Suppliers other than in connection with a partial repayment of the individual unsecured promissory notes on a pro-rata basis among all of the suppliers who executed the NEA; (3) Whitehall terminates Edward Dayoob and Michael Don without cause (as defined in their employment agreements); or (4) there is a change in control of Whitehall (for which the Merger was not a change of control).

Of the remaining outstanding principal trade debt, approximately $6.8 million is owed to parties who did not execute NEAs. Of the $6.8 million, a gross amount of $4.6 million (before certain disputed offsets) or the Fabrikant debt, was collectively owed to M. Fabrikant & Sons Inc. and Fabrikant-Leer International, or collectively the Fabrikant entities, who have filed for bankruptcy relief under Chapter 11 of the United States Bankruptcy Code. The Fabrikant debt was sold to a third party, or the Fabrikant debt purchaser, during the bankruptcy proceedings. The Fabrikant debt became due and payable on September 30, 2007. Under the terms of each NEA, the maximum additional amount we can pay prior to March 31, 2009 to the third party purchaser of our trade debt in bankruptcy is $0.45 million. We have been engaged in discussions with several third parties to purchase all or a portion of the Fabrikant debt from the Fabrikant debt purchaser, and with such third party purchasers agreeing to extend the payment date of the purchased Fabrikant debt until March 31, 2009. While these discussions are ongoing, at this time we do not have a definitive agreement from any party, and there can be no assurances that a final definitive agreement will be reached. In the event we are unable to reach a definitive agreement with respect to the Fabrikant debt which provides for an extension of the payment date of the $4.6 million of outstanding principal indebtedness together with accrued interest thereunder, the Fabrikant debt may be required to be repaid prior to March 31, 2009.

We paid $2.05 million of the trade debt to Non-Participating Suppliers as of September 30, 2007. In the event of a default under the respective NEAs, subject to notice and an opportunity to cure, the approximately $15.6 million of principal trade debt that was extended to March 31, 2009 pursuant to the NEAs, together with accrued interest, would become due and payable prior to March 31, 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Liquidity and Capital Resources Elements—Trade Notes Payables”.

Our business is particularly susceptible to fluctuations in gem and gold prices.

Our company and the jewelry industry in general are affected by fluctuations in the prices of diamonds and gold and, to a lesser extent, other precious and semi-precious metals and stones. During fiscal 2006, diamonds, gold and precious and semi-precious jewelry accounted for approximately 94% of our total merchandise sales. A significant change in prices or in the availability of diamonds, gold or other precious and semi-precious metals and stones could have a material adverse effect on our results of operations or financial condition. In recent periods, we have experienced increases in diamond prices which we expect to continue to increase our overall costs, adversely affecting our results of operations. There appears to be increasing consumer acceptance of diamond substitutes and, as a result, there may be less consumer willingness to pay higher diamond prices. The supply and price of diamonds in the principal world markets are significantly influenced by a single entity, the Diamond Trading Company. The availability of diamonds to the Diamond Trading Company and our suppliers is to some extent dependent on the political situation in diamond producing countries, such as South Africa, Botswana, Zaire, Canada, republics of the former Soviet Union and Australia, and on continuation of the prevailing supply and marketing arrangements for raw diamonds. Until alternate sources could be developed, any sustained interruption in the supply of diamonds or any oversupply from the producing countries could adversely affect the Company as well as the retail jewelry industry as a whole. Higher priced jewelry items, such as the higher price point merchandise that we have emphasized in recent periods, tend to have a slower rate of turnover, thereby increasing the risks to us associated with price fluctuations and changes in fashion trends.

We may have to take additional accounting charges on our financial statements.

We include as assets on our financial statements leasehold improvements, furniture, fixtures, inventory, goodwill, intangible assets and other items that are subject to impairment charges under generally accepted accounting principles if the net book values of such items on our financial statements exceed their fair market values. For fiscal year 2005, we recorded non-cash impairment charges of $11.6 million, of which $8.4 million related to discontinued operations, relating to long-lived assets, primarily furniture, fixtures and leasehold improvements at 102 (77 related to discontinued operations) of our retail stores. These impairment charges had the effect of reducing our earnings for fiscal year 2005. There were no impairment charges in fiscal year 2006 or the first nine months of fiscal year 2007. There can be no assurance that we will not take additional impairment charges in the future as a result of additional store closings, other restructurings, other impairments or the valuation of other assets.

In addition, from time to time, we take price reductions on certain merchandise inventory, and may use alternative methods of disposition of certain inventory, which could result in future additional valuation allowances.

We are subject to substantial regulation.

Our operations are affected by numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing, enforcement and advertising of credit accounts, and limitations on the maximum amount of finance charges that may be charged by a credit provider. Although credit to our customers historically has been provided by third parties with limited recourse to us based upon a customer’s failure to pay, any restrictive change in the regulation of credit, including the imposition of, or changes in, interest rate ceilings, could adversely affect the cost or availability of credit to our customers and, consequently, our results of operations or financial condition.

Our operations are also affected by federal and state laws relating to marketing practices in the retail jewelry industry. In past marketing to our customers, we compared most of our prices to “reference prices.” Our literature indicates to customers that our reference price for an item is either the manufacturer’s suggested retail price or our determination of the non-discounted price at which comparable merchandise of like grade or quality is advertised or offered for sale by competitive retailers and is not our current selling price or the price at which we formerly sold such item.

We are also regulated by federal and state laws related to our provision of jewelry service plans.

We are controlled by affiliates of Prentice and by Holtzman, whose interests may not be aligned with yours.

After giving effect to the Merger and the 2007 Equity Transactions, Holtzman and affiliates of Prentice indirectly control approximately 80.07% of our outstanding common stock. As a result, our controlling stockholders will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

Three of our five directors are either employees of or advisors to Prentice or Holtzman, as described under —Directors and Executive Officers. Holtzman and affiliates of Prentice will also have sufficient voting power to amend our organizational documents. The interests of Prentice and Holtzman may not coincide with the interests of other holders of our common stock. Additionally, Prentice and Holtzman are in the business of making investments in companies and, from time to time, may acquire and hold interests in businesses that compete directly or indirectly with us. Prentice and Holtzman may also pursue, for its own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

So long as Prentice and Holtzman continue to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

If we are unsuccessful in maintaining compliance with or modifying our registration obligations under the registration rights agreement, we may incur substantial monetary penalties.

The agreements we entered into in connection with the 2007 Equity Transactions require us to, among other things, register for resale the Shares and the Warrant Shares, and maintain the effectiveness of the registration for an extended period of time.

If we fail to cause the registration statement to remain effective for the lesser of such time as the Shares and Warrant Shares required to be covered by the registration statement have been sold by the selling stockholders and such shorter period for the availability of sales of securities pursuant to Rule 144(k) promulgated under the Securities Act of 1933, as amended, except for allowable grace periods, we shall be required to pay the purchasers liquidated damages equal to 1.0% of the aggregate purchase price for the Shares per month until such failures are cured and interest accrues at a rate of 1.0% per month on any late liquidated damages payments. However, in no event shall the aggregate liquidated damages payable pursuant to the registration rights agreement exceed in the aggregate ten percent (10%) of the aggregate purchase price of the Shares paid to us pursuant to the securities purchase agreement and no liquidated damages shall be due pursuant to the registration rights agreement as a result of any failure caused by the application of Rule 415 by the SEC and no liquidated damages shall be payable with respect to the Warrants or the Warrant Shares.

In the event that the Company fails to cause the Registration Statement to remain effective within the time frame set forth above, the total aggregate amount of liquidated damages to be paid in cash to the Purchasers of Shares and Warrants, would be $500,000 per month, up to a maximum aggregate payment of $5 million.

Risks Related to our Common Stock

Since there has been no active public market for our common stock, prospective investors may not be able to resell their shares at or above the purchase price paid by such investor, or at all.

Our common stock is eligible for quotation on the Over the Counter Bulletin Board, or the OTC Bulletin Board of the National Association of Securities Dealers, Inc., or the NASD, under the symbol “WHJH”. The OTC Bulletin Board tends to be highly illiquid, in part, because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of market volatility for securities that trade on the OTC Bulletin Board as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors including a lack of readily available price quotations; lower trading volume; absence of consistent administrative supervision of “bid” and “ask” quotations; and market conditions.

Our common stock’s value could be affected by conditions or trends in the markets in which we operate; failure to meet financial analysts’ expectations; actual or anticipated variations in our operating results; changes in earnings estimates and recommendations by financial analysts; changes in financial estimates by securities analysts; sales of our common stock or other securities in the open market; announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; changes in the market valuations of other jewelers; adoption of new accounting standards affecting our industry; additions or departures of key personnel; and other events or factors, many of which are beyond our control.

You may experience fluctuations in the market price of our securities in a volatile market. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. You may be required either to sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned in these situations. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies by using our common stock as consideration.

Securities analysts may not initiate coverage or continue to cover our common stock and this may have a negative impact on our common stock’s market price.

The trading market for our common stock may depend significantly on the research and reports that securities analysts publish about our business or us. There is no guarantee that securities analysts will cover our common stock and we do not have any control over these analysts. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our common stock’s market price. If we are covered by securities analysts and our stock is downgraded, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to publish regularly reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Our common stock may be considered a “penny stock” and may be difficult to sell.

The SEC has adopted regulations which generally define a “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. If, upon development of a market, the market price of our common stock subsequently falls below $5.00 per share, the SEC’s penny stock rules require that a broker-dealer deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market, before a transaction in a penny stock, not otherwise exempt from the rules, can take place. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that, before a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s agreement to the transaction. These rules may restrict the ability of brokers-dealers to sell our common stock and may affect the ability of investors to sell their shares.

Future sales of our common stock may depress our stock price.

Our current public float is 314,719 shares of common stock. We are seeking to register 11,227,414 shares of common stock. The amount of shares being registered by this registration statement represents a multiple of approximately 36 times the amount of our other shares of common stock that are freely tradable immediately prior to the effectiveness of the registration statement.

Sales of a substantial number of shares of our common stock in the public market could cause a decrease in the market price of our common stock. On July 27, 2007, immediately prior to the Merger, we had 479,438 shares of common stock outstanding held 100% by our pre-Merger shareholders and no current market for our outstanding shares. Immediately after the Merger and the 2007 Equity Transactions, we had 39,953,121 shares of common stock outstanding, and the 479,438 shares of common stock held by our pre-Merger shareholders represented 1.2% of our outstanding shares of common stock. Shortly following the Merger, the market of our outstanding shares became established on the OTC Bulletin Board of the NASD, with all of the shares outstanding prior to the Merger eligible to be sold in such market, except for 164,719 shares of our common stock, held by a pre-Merger stockholder, which are subject to a lockup period and only become freely tradable upon the earlier of (i) six months after the Merger; or (ii) effectiveness of the registration statement. Therefore, prior to the effectiveness of the registration statement the total current market of our outstanding shares was 314,719 shares of common stock. Upon effectiveness of the registration statement, all 479,438 shares of our common stock that were outstanding prior to the Merger and are held by non-affiliates can be sold in the market. In addition, the total number of shares of common stock that may be sold into the market pursuant to this Registration Statement is 11,227,414 shares of common stock, which represents 7,484,942 Shares and 3,742,472 Warrant Shares. The amount of shares being registered by this registration statement represents a multiple of approximately 36 times the amount of our other shares of common stock that are freely tradable immediately prior to the effectiveness of the registration statement. We may also issue additional shares of stock and securities convertible into or exercisable for stock in connection with our business. If a significant portion of these shares were sold in the public market, the market value of our common stock could be adversely affected.

Our compliance with the Sarbanes-Oxley Act and SEC rules concerning internal controls may be time consuming, difficult and costly.

Whitehall has not operated as a public company since June 8, 2006. We may need to hire additional financial reporting, internal auditing and other finance staff in order to develop and implement/appropriate additional internal controls, processes and reporting procedures. If we are unable to comply with the requirements of the Sarbanes-Oxley Act, we may not be able to obtain the independent registered public accountant opinion that the Sarbanes-Oxley Act requires for publicly traded companies to obtain.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act and current SEC regulations, we anticipate that we will be required to furnish a report by our management on our internal control over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. We are updating the process of documenting and testing our internal control procedures in order to satisfy these requirements, which is likely to result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. While our management is expending significant resources in an effort to complete this important project, there can be no assurance that we will be able to achieve our objective on a timely basis. Management’s assessment will cost approximately $400,000.

Beginning with our annual report on Form 10-K for the fiscal year ended January 31, 2009 our auditors will be required to issue an opinion on the effectiveness of our internal controls over financial reporting. There can be no assurance that our auditors will be able to issue an unqualified opinion on such assessment. Failure to achieve and maintain an effective internal control environment or complete our Section 404 certifications could have a material adverse effect on our stock price.

In addition, in connection with our ongoing assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board, or the

PCAOB. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In the event that a material weakness is identified, we will employ qualified personnel and adopt and implement policies and procedures to address any material weaknesses that we identify. However, the process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we will take will remedy any material weaknesses or significant deficiencies that we may identify or that we will implement and maintain adequate controls over our financial process and reporting in the future. Any failure to complete our assessment of our internal control over financial reporting, to remedy any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure also could adversely affect the results of the periodic management evaluations of our internal controls and, in the case of a failure to remedy any material weaknesses or significant deficiencies that we may identify, would adversely affect the annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act of 2002. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements and information relating to the Company that are based on the current beliefs of the Company’s management as well as assumptions made by and information currently available to management, including statements related to the markets for the Company’s products, general trends and trends in the Company’s operations or financial results, plans, expectations, estimates and beliefs. When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict,” “opinion,” “will” and similar expressions and their variants, as they relate to the Company or the Company’s management, may identify forward-looking statements. Such statements reflect the Company’s judgment as of the date of this report with respect to future events, the outcome of which is subject to certain risks, including the risk factors described herein, which may have a significant impact on the Company’s business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein.

See “Risk Factors” for examples of factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected or assumed in our forward-looking statements.

The Company undertakes no obligation to update forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock but will receive payment of the exercise price from any cash exercise of the warrants into common stock prior to sale thereof. Any payment of the cash exercise price, if any, received by us will be used for working capital. We are registering the shares of our common stock in this offering in order to comply with the registration rights agreement in connection with the Shares and Warrants issued in the 2007 Equity Transactions, as discussed in “Prospectus Summary—The 2007 Equity Transactions”.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on the OTC Bulletin Board of the NASD under the symbol “WHJH.OB” and we anticipate, ultimately, to apply to list our common stock on NASDAQ or the American Stock Exchange. We became eligible for quotation on the OTC Bulletin Board on July 10, 2006; however, our common stock did not commence public trading until August 2, 2007, when our common stock listed on the OTC Bulletin Board under the symbol “BTVI.OB” We changed our symbol to “WHJH” on September 7, 2007.

Since our common stock became eligible for trading there has been some minimal trading activity in our common stock and there is no assurance that a regular trading market will develop or, if developed, will be sustained. To date, there is no established public trading market for our common stock.

The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The high and low bid information for our common stock for each quarter since July 10, 2006, so far as information is reported, through December 18, 2007 on the OTC Bulletin Board for the periods are indicated below.

	High	Low
2007
Fourth Quarter (November 4, 2007 – December 18, 2007)	$3.00	$1.25
Third Quarter (August 5, 2007 – November 3, 2007)	$3.00	$3.00
Second Quarter (May 6, 2007 – August 4, 2007)	$3.00	$3.00
First Quarter (February 1, 2007 – May 5, 2007)	N/A	N/A
2006
Fourth Quarter (November 1, 2006 – January 31, 2006)	N/A	N/A
Third Quarter (August 1, 2006 – October 31, 2006)	N/A	N/A
Second Quarter (July 10, 2006 – July 31, 2006)	N/A	N/A

Holders

As of December 18, 2007, there were approximately 485 holders of record of our common stock. Please consult the section entitled “Risk Factors” for a discussion of risks associated with our common stock if it is considered to be a “penny stock” or for its being quoted on the OTC Bulletin Board.

Determination of offering price

The selling stockholders will sell our common stock at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or privately negotiated prices.

Dividends

The Company did not declare any dividends in fiscal 2006 and 2005 and intends to retain its earnings to finance future growth. Therefore, the Company has no current intention to pay dividends in the foreseeable future. However, it reserves the right to consider such action from time to time depending on the facts, circumstances and financial condition of the Company at such time. The declaration and payment of dividends, if any, is subject to the discretion of the Board of Directors of the Company and to certain limitations under the Delaware General Corporation Law. In addition, the Company’s Senior Credit Agreement contains restrictions on the Company’s ability to pay dividends. The timing, amount and form of dividends, if any, will depend, among other things, on the Company’s results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

SELECTED FINANCIAL INFORMATION

On June 8, 2006, WJ Holding Corp., an affiliate of Prentice and Holtzman acquired Whitehall pursuant to the 2006 merger. The financial statements included in this prospectus for any period prior to June 8, 2006, the date of the acquisition by WJ Holding Corp., are referred to as the “predecessor” period statements. We refer to the financial statements for the period June 9, 2006 to January 31, 2007 and thereafter, as the “successor” period statements.

The following tables set forth summary historical consolidated financial and other operating data for Whitehall. The summary consolidated historical financial data (See “Consolidated Financial Statements and Exhibits” beginning on page F-1) for the period June 9, 2006 through January 31, 2007, the period June 9, 2006 through October 31, 2006 and and for the nine months ended November 3, 2007 are derived from our consolidated financial statements for the successor period. The summary consolidated historical financial data for the period February 1, 2006 through June 8, 2006 and for fiscal 2002 through fiscal 2005 are derived from our consolidated financial statements for the predecessor period.

The information set forth below should be read in conjunction with the information under Unaudited Pro Forma Condensed Consolidating Financial Statements,” on pages F-58 to F-60 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes and the financial statements included elsewhere in this document.

Our historical financial results for the predecessor and the successor periods are presented separately. The separate presentation is required under U.S. GAAP in situations when there is a change in ownership, which resulted in purchase accounting being applied to the acquisition of Whitehall by WJ Holding Corp. Purchase accounting requires that the historical carrying value of assets acquired and liabilities assumed be adjusted to fair value, which may yield results that are not comparable on a period-to-period basis due to the different, and sometimes higher, cost bases associated with the allocation of the purchase price. There have been no material changes to operations or customer relationships of our business as a result of the 2006 merger.

(In thousands, except share, per share and selected operating data)	Successor	Predecessor
	June 9, 2006 Jan. 31, 2007	Feb. 1 2006 to June 8, 2006	Fiscal 2005	Fiscal 2004	Fiscal 2003	Fiscal 2002
STATEMENT OF OPERATIONS:
Net sales	$181,142	$85,095	$284,672	$292,020	$300,159	$299,053
Cost of sales (including buying and occupancy expenses)	124,747	58,364	191,016	189,223	186,539	184,721
Impairment of long-lived assets	—	—	3,171	—	—	—
Gross profit	56,395	26,731	90,485	102,797	113,620	114,332
Selling, general and administrative expenses	66,787	35,928	102,324	98,318	98,000	89,974
Professional fees and other charges(1)	5,642	2,489	10,564	7,679	21,874	2,899
Loss on disposal of property & Equipment	1,650	—	26	383	—	—
Impairment of goodwill(2)	—	—	5,662	—	—	—
(Loss) income from operations	(17,684)	(11,686)	(28,091)	(3,583)	(6,254)	21,459
Interest expense	10,957	5,183	12,536	4,365	4,110	4,341
(Loss) income before income taxes	(28,641)	(16,869)	(40,627)	(7,948)	(10,364)	17,118
Income tax expense (benefit)	168	—	2,475	(2,430)	(3,711)	6,524
Net (loss) income from continuing operations	(28,809)	(16,869)	(43,102)	(5,518)	(6,653)	10,594
Income (loss) from discontinued operations, net of income taxes(3)	134	648	(41,255)	(4,365)	(2,061)	(900)
Net (loss) income	$(28,675)	$(16,221)	$(84,357)	$(9,883)	$(8,714)	$9,694
DILUTED (LOSS) EARNINGS PER SHARE:
Continuing operations	$(2,880,900)	$(1.01)	$(3.03)	$(0.40)	$(0.47)	$0.70
Discontinued operations	13,400	0.04	(2.90)	(0.31)	(0.15)	(0.06)
Net (loss) income	$(2,867,500)	$(0.97)	$(5.93)	$(0.71)	$(0.62)	$0.64
Weighted Average Common Shares	10	16,763,215	14,214,000	13,943,000	14,098,000	15,038,000
SELECTED OPERATING DATA:
Stores open at end of period	322	315	365	382	380	370
Average net sales per store(4)	$585,000	$255,000	$874,000	$861,000	$925,000	$925,000
Average net sales per gross square foot(5)	$670	$294	$995	$976	$1,066	$1,068
Average merchandise sale(6)	$398	$322	$350	$304	$285	$302
Comparable store sales (decrease)(7)	(8.2)%	(7.0)%	(3.9)%	(3.7)%	(0.6)%	(1.9)%
BALANCE SHEET DATA (AT END OF PERIOD):
Merchandise inventories, net	$174,090	$141,170	$142,124	$183,676	$206,146	$196,694
Working capital	(309)	39,419	35,152	39,840	45,417	57,267
Total assets	234,640	208,785	186,332	256,830	286,997	272,479
Total debt	162,306	124,343	117,211	73,793	80,980	99,630
Stockholders’ (deficit) equity, net	(4,368)	24,307	16,711	96,623	105,768	117,901

(1)	Includes legal, accounting and consulting services expenses, litigation charges and severance accruals.

(2)	In fiscal 2002, the Company adopted Financial Accounting Standards Board Statement No. 142, “Goodwill and Other Intangible Assets,” and has discontinued the amortization of goodwill.

(3)	Reflects discontinued operations related to 78 stores closed as of April 26, 2006, 77 of which were closed in connection with the store closure plan.

(4)	Average net sales per store represents the total net sales for stores open for a full fiscal period indicated divided by the total number of such stores.

(5)	Average net sales per gross square foot represents total net sales for stores open for a full fiscal period indicated divided by the total square feet of such stores.

(6)	In fiscal year 2005, average merchandise sales includes comparable ongoing stores only.

(7)

Comparable store sales are defined as net sales of stores which are operating for each month in the current reporting period as well as open for the same month during the prior year reporting period. In fiscal years 2005 and 2006, the comparable store sales exclude sales during liquidation activities relating to the store closure plan.

(In thousands, except share, per share and selected operating data)	Successor	Successor	Predecessor
	Nine Months Ended November 3, 2007	June 9, 2006 to October 31, 2006	February 1, 2006 to June 8, 2006
STATEMENT OF OPERATIONS:
Net sales	$157,645	$78,835	$85,095
Cost of sales (including buying and occupancy expenses)	119,220	59,262	58,364
Impairment of long-lived assets	—	—	—
Gross profit	38,425	19,573	26,731
Selling, general and administrative expenses	72,620	38,462	35,928
Professional fees and other charges(1)	3,607	4,305	2,489
(Loss) income from operations	(37,802)	(23,194)	(11,686)
Interest expense	11,492	6,600	5,183
(Loss) income before income taxes	(49,294)	(29,794)	(16,869)
Income tax expense (benefit)	219	—	—
Net (loss) income from continuing operations	(49,513)	(29,794)	(16,869)
Income from discontinued operations, net of income taxes(2)	—	223	648
Net (loss) income	$(49,513)	$(29,571)	$(16,221)
DILUTED (LOSS) EARNINGS PER SHARE:
Continuing operations	$(1.62)	$(1.18)	$(0.67)
Discontinued operations	—	0.01	(0.03)
Net (loss) income	$(1.62)	$(1.17)	$(0.64)
Weighted Average Common Shares	30,577,000	25,333,000	25,333,000
SELECTED OPERATING DATA:
Stores open at end of period	314	321	315
Average net sales per store(3)	$488,000	$250,000	$255,000
Average net sales per gross square foot(4)	$557	$285	$294
Average merchandise sale(5)	$376	$460	$322
Comparable store sales (decrease)(6)	(3.7)%	(7.6)%	(7.0)%
BALANCE SHEET DATA (AT END OF PERIOD):
Merchandise inventories, net	$163,663	$183,882	$141,170
Working capital	22,612	17,347	39,419
Total assets	221,718	246,237	208,785
Total debt	111,310	161,740	124,343
Stockholders’ (deficit) equity, net	$52,119	$(5,266)	24,307

(1)	Includes legal, accounting and consulting services expenses, litigation charges and severance accruals.

(2)	Reflects discontinued operations related to 78 stores closed as of April 26, 2006, 77 of which were closed in connection with the store closure plan.

(3)	Average net sales per store represents the total net sales for stores open for a full fiscal period indicated divided by the total number of such stores.

(4)	Average net sales per gross square foot represents total net sales for stores open for a full fiscal period indicated divided by the total square feet of such stores.

(5)	In fiscal year 2005, average merchandise sales includes comparable ongoing stores only.

(6)

Comparable store sales are defined as net sales of stores which are operating for each month in the current reporting period as well as open for the same month during the prior year reporting period. In fiscal years 2005 and 2006, the comparable store sales exclude sales during liquidation activities relating to the store closure plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our fiscal 2006 financial statements, including the notes thereto found elsewhere in this document.

Overview

We are a mall-based national retailer of fine jewelry operating 314 stores in 37 states as of November 3, 2007. We offer a selection of merchandise in the following categories: diamonds, gold, precious and semi-precious jewelry and watches. Jewelry purchases are discretionary for consumers and may be particularly affected by adverse trends in the general economy and perceptions of such conditions, which affect disposable consumer income and/or its use.

For the first nine months of fiscal 2007, we recorded a net loss of $49.5 million and for the year ended January 31, 2007, our net loss was $45.7 million before discontinued operations. The primary contributors to the net loss were (i) declines in comparable store sales of 3.7% for the first nine months of fiscal 2007, and 7.8% for fiscal year 2006 and decreases in the gross margin rates, (ii) professional fees related to various mergers and financing activities, (iii) severance costs related management turnover, and (iv) interest expense associated with higher and more expensive borrowing.

During fiscal 2006 and the nine months of fiscal 2007, the Company began efforts to turnaround the core business and improve sales, margin and profitability. We focused on several key initiatives including hiring new management, repositioning our merchandising and marketing, improving store operations, expanding our supply chain and merchandise planning capabilities and strengthening our liquidity and capital structure.

As further described below the Company has strengthened the management team by hiring people in key management positions with extensive industry experience at the executive level and in the merchandising and marketing areas. A number of the people recently hired have previously worked together.

We have implemented important strategies to improve the Company’s merchandise assortment to better fit target customers and enhance profitability. We are positioning Whitehall as a destination for bridal customers with a wider assortment of bridal merchandise and providing supporting marketing programs. We are also improving our penetration of higher margin gold and color categories. The Company ran extended clearance sales in the first half of fiscal 2007 to reposition our inventory to offer a higher mix of full-priced goods in the second half of the year. Going forward, the Company is expanding its in-house restyle events to help generate additional sales.

In fiscal 2006, we established a Merchandise Planning department and implemented a new merchandising system to better manage store in-stock levels, overall inventory balances, and merchandise forecasting and ordering. We have also increased consignment merchandise and are aggressively returning slow selling merchandise to improve our balance sheet and cash flow. Consignment inventory as a percent of total inventory has increased from 18.4% at January 31, 2007 to 25.3% at November 3, 2007.

We implemented several new initiatives aimed at improving store execution and performance. We continue to focus on recruiting top sales and management talent at the store and regional manager level. Also in late fiscal 2006, we modified our incentive compensation program to emphasize store contribution margin as well as sales. We are in the process of expanding the reporting tools that district managers use to manage store performance, expanding our training efforts at the store level and enhancing cross-functional communication throughout the organization. We continue to look at store performance and focus management efforts on priority stores.

Historically, we have been more highly leveraged than some of our competitors. Over the past two years, we launched several important initiatives, which have significantly improved our liquidity and enhanced our capital structure. Beginning in late fiscal 2005 and in June 2006 we completed the

2006 merger, which improved our liquidity with $50 million debt funding and took the Company private. We also negotiated an extension on our trade payables in late fiscal 2005 resulting in extended payment terms including the extension of $22.4 million plus accrued interest to September 2007. In early fiscal 2007, we renegotiated our revolving credit facilities to extend the maturity to February 2011, increase availability and lower current applicable interest rates. We also entered into term loan arrangements with our owners and our banks in the first half of fiscal 2007 and borrowed $42.5 million under such arrangements to meet working capital needs. In August 2007, we completed the Merger and 2007 Equity Transactions whereby we raised $50.0 million in additional equity funding and converted $66.6 million in debt including accrued interest to equity. With the 2007 Merger and Equity Transactions, we removed $101.6 million in term debt from our balance sheet improving our percentage of debt to total debt and equity to 68.2% at November 3, 2007 from 111.0% at the end of the first quarter of fiscal 2007. Additionally, we are in the process of renegotiating our vendor trade payables to extend the maturity date from September 30, 2007 to March 31, 2009. As of August 30, 2007, Whitehall had received commitments from suppliers constituting approximately 75% of the outstanding trade notes to extend the maturity date to March 31, 2007.

Our business is highly seasonal. During fiscal year 2006, a significant portion our sales and gross profit was generated during the fourth fiscal quarter ended January 31, 2007. Fourth quarter fiscal year 2006 net income before discontinued operations was $1.0 million as compared to a net loss of $46.7 million recorded in the previous three fiscal quarters. Historically, income generated in the fourth fiscal quarter ending each January 31 represents all or a majority of our income generated during the fiscal year. We have historically experienced lower net sales in each of our first three fiscal quarters and expect this trend to continue. For the first nine months of fiscal 2007, Credit sales represented 89.9% of our overall sales, of which our private label credit card sales accounted for 44.0% of total sales and non-private label credit cards accounted for 45.9%.

Recent Developments

In February 2006, Prentice, Holtzman and related entities launched a tender offer for Whitehall, followed by the 2006 merger, in June 2006 which eventually resulted in Whitehall becoming a wholly owned subsidiary of WJ Holding Corp. Following the 2006 merger, Whitehall delisted from the NYSE and ceased to be a public company.

Based on information provided by Continental Stock Transfer & Trust Company, the depositary for the tender offer, a total of 8,432,249 shares of Whitehall common stock, approximately 50.3% of the outstanding common stock of Whitehall, was validly tendered pursuant to the tender offer, for $1.60 per share, net in cash, or a cost to Prentice and Holtzman of approximately $13,491,598. Together with common stock beneficially owned by Prentice and Holtzman, WJ Acquisition Corp., an affiliate of Prentice and Holtzman, owned an aggregate of 12,716,044 shares of common stock, representing approximately 76% of the outstanding common stock of Whitehall.

Whitehall, Prentice and Holtzman took all actions within their control to effect as promptly as practicable the 2006 merger of Whitehall with WJ Acquisition Corp. in which the 4,047,871 remaining holders of Whitehall’s common stock received the same $1.60 per share, net in cash, consideration for their shares as the holders who tendered their shares of common stock in the Offer or a cost to Prentice and Holtzman of approximately $6,476,593. The merger was completed on June 8, 2006, by WJ Acquisition, a wholly owned subsidiary of WJ Holding Corp. merging into Whitehall, with Whitehall remaining as the surviving corporation. As a result of the 2006 merger, Whitehall became a wholly owned subsidiary of WJ Holding Corp. and as of the completion of the 2006 merger, the public did not have any continuing equity interest in, nor share in future earnings, dividends or growth, if any, of Whitehall.

The total cash price paid by Prentice and Holtzman for Whitehall in the 2006 tender offer and merger was approximately $27.3 million including transaction costs paid by the Company of approximately $3 million but not counting shares of Whitehall common stock held by Prentice and Holtzman prior to the tender offer.

Prior to our merger with Whitehall, under both the reorganization plan and our business plan, our business purpose had been to seek and identify a privately-held operating company that desired to become a publicly-held company by merging with us through a reverse merger or acquisition transaction.

We recently acquired Whitehall, a national specialty retailer of fine jewelry. We entered into an Agreement of Merger and Plan of Reorganization on July 27, 2007 with WBT Acquisition Corp., a wholly-owned subsidiary of ours, and Whitehall. Pursuant to the merger agreement, WBT Acquisition Corp. merged with and into Whitehall, with Whitehall remaining as the surviving entity and a wholly owned subsidiary of ours. The Merger was effective as of July 27, 2007, upon the filing of a certificate of merger with the Delaware Secretary of State. Prior to the Merger we had no operating business. Following the Merger, we are a holding company that operates a national specialty retailer of fine jewelry business through our wholly owned subsidiary, Whitehall.

Concurrent with the Merger, we entered into the securities purchase agreement, by and among us, Whitehall, the purchasers, Lowenstein Sandler PC (in its capacity as escrow agent), and consummated the transactions contemplated thereby on July 27, 2007.

The securities purchase agreement provided for the sale by us to the purchasers of a total of 14,619,883 shares of our common stock, or the Shares, at a price of $3.42 per Share for aggregate gross proceeds of $50 million. The purchasers also received warrants to purchase up to 7,309,943 shares of common stock at an exercise price of $4.10 per share. (See “Our Business—The Merger and 2007 Equity Transactions—The 2007 Equity Transactions.”)

Management Changes

On November 9, 2005, Robert Baumgardner joined Whitehall as President and Chief Executive Officer. With the hiring of Mr. Baumgardner, Mr. Daniel Levy resigned as interim Chief Executive Officer of Whitehall. Mr. Levy continued to serve on Whitehall’s Board of Directors and was elected Chairman of the Board of Directors on November 10, 2005, and resigned effective May 1, 2006. Effective November 29, 2005, Steven J. Pully, the President of Newcastle Capital Management, L.P., resigned from Whitehall’s Board of Directors. Effective March 15, 2006, Robert Baumgardner, then Whitehall’s Chief Executive Officer, Edward Dayoob, Whitehall’s current Chief Executive Officer, Jonathan Duskin, Seymour Holtzman and Charles Phillips were appointed to Whitehall’s Board of Directors pursuant to the Agreement and Plan of Merger, dated February 1, 2006 by and among Whitehall, Prentice, Holtzman, WJ Holding Corp. and WJ Acquisition Corp., or the 2006 merger agreement.

We continued to experience significant management changes in fiscal 2006 and fiscal 2007. Robert Baumgardner, the former CEO, left Whitehall, effective as of September 1, 2006. On June 20, 2006, Edward Dayoob joined Whitehall to assist with Merchandising and Marketing. On August 28, 2006, Mr. Dayoob was appointed President, Chief Executive Officer and Chairman of the Board of Whitehall.

John Desjardins, EVP and CFO of Whitehall, gave notice of his resignation on September 20, 2006. Mr. Desjardins last date of employment was October 5, 2006. Matthew Patinkin, former Executive Vice President Real Estate and Business Development of Whitehall, gave notice of his resignation on September 20, 2006. Mr. Patinkin’s last date of employment was October 6, 2006. Debbie Nicodemus-Volker, former EVP - Merchandising and Marketing of Whitehall, left Whitehall effective as of October 27, 2006. Robert Evans, former EVP - Administration and Chief Information Officer of Whitehall, left Whitehall on November 14, 2006. Dawn Kennedy, former Senior Vice President of Whitehall, left Whitehall on May 13, 2007.

On March 27, 2006, David Harris joined Whitehall as Senior Vice President of Store Operations. On April 24, 2006, Robert Nachwalter joined Whitehall as Senior Vice President and General Counsel. On August 14, 2006, Steve Seplak joined Whitehall as Vice President of Merchandising. On August 21, 2006, Janet Vorenkamp joined Whitehall as Vice President of Marketing. On November 27, 2006, Michael Don joined Whitehall as EVP and Chief Financial

Officer. On November 27, 2006, Mark Funasaki joined Whitehall as Executive Vice President, Chief Administrative Officer and Business Development.

At the effective time of the Merger, the Company’s executive management team was reconstituted and Timothy P. Halter resigned from his positions as the Company’s President, Chief Executive Officer and Chief Financial Officer. Upon the effective time of the Merger, the following individuals (all of whom were officers of Whitehall prior to the Merger) took the positions set after their names: Edward A. Dayoob (Chief Executive Officer and President); Michael Don (Executive Vice President and Chief Financial Officer); Michael Funasaki (Executive Vice President–Chief Administrative Officer and Business Development), David Harris (Senior Vice President–Store Operations) and Robert B. Nachwalter (Senior Vice President and General Counsel ).

Additionally, pursuant to the Agreement and Plan of Merger, on August 12, 2007, which was 10 days after the Company’s filing of a Schedule 14f-1 on August 2, 2007, the Company’s board of directors was reconstituted by the appointment of Edward Dayoob, Jonathan Duskin, William R. Lazor, Charles G. Phillips and Efrem Gerszberg, and the resignation of Timothy P. Halter from his role as director of the Company. Biographical and other information regarding these individuals is provided under the caption “Directors and Executive Officers.”

Effective August 13, 2007, Michael Don was appointed to the position of President and Chief Operating Officer of the Company. On August 13, 2007, David Harris, Senior Vice President - Store Operations, left the Company to pursue other opportunities. Effective August 20, 2007, Peter Michielutti joined the Company as Executive Vice President and Chief Financial Officer.

Store Closures

In November 2005, we announced a plan to close approximately 77 retail stores. To assist with the closing of these stores, we entered into a store closing and inventory liquidation agreement during early November 2005 with a third party to liquidate inventories through store closing sales. Pursuant to the terms of this agreement we received cash proceeds from the liquidating stores of not less than 55% of the total cost of the merchandise inventory, plus the reimbursement of certain expenses to operate the store, as defined in the agreement, such as advertising, personnel, supervisory, occupancy and travel expenses. We took a charge of approximately $19.9 million during the third and fourth quarters of fiscal 2005 related to the reduction in net realizable inventory value for the stores to be closed. In addition, the decision to close these stores resulted in an impairment of the respective stores’ long-lived assets, as the carrying amount of the respective stores’ long-lived fixed assets was not recoverable as such assets were disposed of before the end of their previously estimated useful lives. We recorded long-lived asset impairment charges of $11.6 million in the fiscal year ended January 31, 2006, of which $8.4 million related to these store closures, with the remainder associated with stores that remain open.

During the fourth quarter of fiscal year 2005 and the first quarter of fiscal year 2006, we generated $23.5 million and $16.7 million, respectively, in proceeds from the liquidation of inventory through a third party in the 77 closing stores and incurred $8.7 million and $5.4 million, respectively, in selling expenses to operate the closing stores during the same period. During the fourth quarter of fiscal year 2005, we reduced by $6.5 million the $19.9 million inventory valuation allowance established earlier in fiscal year 2005. This amount is classified in discontinued operations.

We also entered into an agreement with another third party for the purpose of selling, terminating or otherwise mitigating lease obligations related to the store closings and recorded a charge of $3.7 million in the 2005 fourth fiscal quarter for the estimated cost of lease buyouts and related costs. During 2006, we reached written agreements regarding lease terminations with all landlords.

Predecessor and Successor

In accordance with U.S. GAAP, our historical financial results for the predecessor and the successor are presented separately. The separate presentation is required under U.S. GAAP in situations when there is a change in ownership, which resulted in purchase accounting being applied to the acquisition of Whitehall by WJ Holding Corp. Purchase accounting requires that the historical carrying value of assets acquired and liabilities assumed be adjusted to fair value, which may yield results that are not comparable on a period-to-period basis due to the different, and sometimes higher, cost basis associated with the allocation of the purchase price. There have been no material changes to operations or customer relationships of our business as a result of the 2006 merger.

In evaluating our results of operations and financial performance, our management has used combined results for the nine months ended October 31, 2006 as a single measurement period. Due to the 2006 merger, we believe that comparisons between the nine months ended November 3, 2007 and either the predecessor’s results for the periods February 1, 2006 to June 8, 2006 or the successor’s results for the period June 9, 2006 to October 31, 2006 may impede the ability of users of our financial information to understand our operating and cash flow performance.

Consequently, in order to enhance an analysis of our operating results and cash flows, we have presented our operating results and cash flows, within Management’s Discussion and Analysis of Financial Condition and Results of Operations, on a combined proforma basis for the nine months ended October 31, 2006. This combined proforma presentation for the nine months ended October 31, 2006 simply represents the mathematical addition of pre-acquisition results of operations of the predecessor from February 1, 2006 to June 8, 2006 and the results of operations of the successor for the period of June 9, 2006 to October 31, 2006 and include certain proforma adjustments increasing the loss by $1.0 million primarily related to amortization of intangible assets and depreciation expense to reflect the effects of the Merger as if it had happened at the beginning of the periods presented. The combined proforma presentation is not intended to be a presentation in accordance with generally accepted accounting principles in the United States. We believe the combined proforma results provide relevant financial information for the investors. These combined pro forma results are intended to represent what our operating results would have been had the 2006 merger occurred at the beginning of the period. A reconciliation showing the mathematical combination of our operating results for such periods is included below under “—Results of Operations.”

Matters Affecting Comparability

Effective February 1, 2007, we changed our quarterly reporting periods to coincide with the 4-5-4 retail reporting calendar to provide better year-to-year comparable sales and margin data. We use the traditional quarter end on a 4-5-4 reporting period, whereas the first month of the quarter ends on the Saturday of the fourth week, the second month of the quarter ends on the Saturday of the fifth week, and the third month ends on the Saturday of the fourth week. Accordingly the third August 5, 2007 through November 3, 2007 resulting in 91 sales days compared to 92 sales days in third quarter ended October 31, 2006. The nine months ended November 3, 2007 includes the period February 1, 2007 through November 3, 2007 resulting in 276 sales days compared to 273 sales days in the nine months ended October 31, 2006. The prior year financial information has not been restated.

Results of Operations

The following tables set forth our results of operations in dollars and as a percentage of net sales for the three months ended November 3, 2007 and ended October 31, 2006 and for the nine months ended November 3, 2007 and the period from February 1, 2006 through June 8, 2006 and the period from June 9, 2006 through October 31, 2006. The data for the three and nine month period ending October 31, 2006 have been derived from our unaudited historical quarterly financial statements. Although the results of the Predecessor and Successor periods are not comparable by definition in certain respects due to the 2006 merger and the resulting revaluation, the fiscal 2006 information is presented on a combined proforma basis for comparative purposes. For the nine months ended October 31, 2006, the Predecessor (February 1, 2006 to June 8, 2006) and Successor (June 9, 2006 to October 31, 2006) results of operations are combined.

(in thousands)	Successor Three months ended November 3, 2007	Successor Three months ended October 31, 2006
Net sales	$44,460	$48,827
Cost of sales (including buying and occupancy costs)	35,408	36,931

Gross profit	9,052	11,896
Selling, general and administrative Expenses	22,518	25,919
Professional fees and other charges	997	3,640

Loss from operations	(14,463)	(17,663)
Interest expense	1,981	4,311

Loss before income taxes	(16,444)	(21,974)
Income tax expense	—	—

Net loss from continuing operations	(16,444)	(21,974)
Discontinued operations	—	223

Net loss	$(16,444)	$(21,751)

(in thousands)	Successor Three months ended November 3, 2007	Successor Three months ended October 31, 2006
Net sales	100.0%	100.0%
Cost of sales (including buying and Occupancy costs)	79.6	75.6

Gross profit	20.4	24.4
Selling, general and administrative Expenses	50.6	53.1
Professional fees and other charges	2.3	7.5

Loss from operations	(32.5)	(36.2)
Interest expense	4.5	8.8

Loss before income taxes	(37.0)	(45.0)
Income tax expense	—	—

Net loss from continuing operations	(37.0)	(45.0)
Discontinued operations	—	0.5

Net loss	(37.0)%	(44.5)%

(In thousands)	Successor Nine months ended November 3, 2007	Proforma Combined Nine months ended October 31, 2006	Combined Nine months ended October 31, 2006	Successor June 9, 2006- October 31, 2006	Predecessor February 1, 2006- June 8, 2006
Net sales	$157,645	$163,930	$163,930	$78,835	$85,095
Cost of sales (including buying and occupancy costs)	119,220	118,350	117,626	59,262	58,364

Gross Profit	38,425	45,580	46,304	19,573	26,731
Selling, general and administrative expenses	72,620	74,684	74,390	38,462	35,928
Professional fees and other charges	3,607	6,794	6,794	4,305	2,489

Loss from Operations	(37,802)	(35,898)	(34,880)	(23,194)	(11,686)
Interest Expense	11,492	11,783	11,783	6,600	5,183

Loss before income taxes	(49,294)	(47,681)	(46,663)	(29,794)	(16,869)
Income tax expense	219	—	—	—	—

Net loss from continuing operations	(49,513)	(47,681)	(46,663)	(29,794)	(16,869)
Discontinued operations	—	871	871	223	648

Net Loss	$(49,513)	$(46,810)	$(45,792)	$(29,571)	$(16,221)

(In thousands)	Successor Nine months ended November 3, 2007	Proforma Combined Nine months ended October 31, 2006	Combined Nine months ended October 31, 2006	Successor June 9, 2006- October 31, 2006	Predecessor February 1, 2006- June 8, 2006
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales (including buying and occupancy costs)	75.6	72.2	71.8	75.2	68.6

Gross Profit	24.4	27.8	28.2	24.8	31.4
Selling, general and administrative
Expenses	46.1	45.6	45.4	48.7	42.2
Professional fees and other charges	2.3	4.1	4.1	5.5	2.9

Loss from Operations	(24.0)	(21.9)	(21.3)	(29.4)	(13.7)
Interest Expense	7.3	7.1	7.2	8.4	6.1

Loss before income taxes	(31.3)	(29.0)	(28.4)	(37.8)	(19.8)
Income tax expense	0.1	—	—	—	—

Net loss from continuing operations	(31.4)	(29.0)	(28.4)	(37.8)	(19.8)
Discontinued operations	—	0.5	0.5	0.3	0.8

Net Loss	(31.4)%	(28.5)%	(27.9)%	(37.5)%	(19.0)%

(in thousands)	Proforma Combined Year Ended January 31, 2007	Combined Year Ended January 31, 2007	Successor	Predecessor
			June 9, 2006 through January 31, 2007	February 1, 2006 through June 8, 2006	Year Ended January 31,
					2006	2005
Net sales	$266,237	$266,237	$181,142	$85,095	$284,672	$292,020
Cost of sales (including buying and occupancy costs)	183,835	183,111	124,747	58,364	191,016	189,223
Impairment of long-lived assets	—	—	—	—	3,171	—

Gross profit	82,402	83,126	56,395	26,731	90,485	102,797
Selling, general and administrative expenses	103,009	102,715	66,787	35,928	102,324	98,318
Professional fees and other charges	8,131	8,131	5,642	2,489	10,564	7,679
Loss on Disposal of property and equipment	1,650	1,650	1,650	—	26	383
Impairment of goodwill	—	—	—	—	5,662	—

Loss from operations	(30,388)	(29,370)	(17,684)	(11,686)	(28,091)	(3,583)
Interest Expense	16,140	16,140	10,957	5,183	12,536	4,365

Loss before income taxes	(46,528)	(45,510)	(28,641)	(16,869)	(40,627)	(7,948)
Income tax expense (benefit)	168	168	168	—	2,475	(2,430)

Net loss from continuing operations	(46,696)	(45,678)	(28,809)	(16,869)	(43,102)	(5,518)
Discontinued operations	782	782	134	648	(41,255)	(4,365)

Net Loss	$45,914	$(44,896)	$(28,675)	$(16,221)	$(84,357)	$(9,883)

(as a percent of sales)	Proforma Combined Year Ended January 31, 2007	Combined Year Ended January 31, 2007	Successor	Predecessor
			June 9, 2006 through January 31, 2007	February 1, 2006 through June 8, 2006	Year Ended January 31,
					2006	2005
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales (including buying and occupancy costs)	69.0	68.8	68.9	68.6	67.1	64.8
Impairment of long-lived assets	—	—	—	—	1.1	—

Gross profit	31.0	31.2	31.1	31.4	31.8	35.2
Selling, general and administrative expenses	38.7	38.5	36.9	42.2	35.9	33.7
Professional fees and other charges	3.1	3.1	3.1	2.9	3.7	2.6
Loss on Disposal of property and equipment	0.6	0.6	0.9	—	0.0	0.1
Impairment of goodwill	—	—	—	—	2.0	—

Loss from operations	(11.4)	(11.0)	(9.8)	(13.7)	(9.8)	(1.2)
Interest Expense	6.1	6.1	6.0	6.1	4.4	1.5

Loss before income taxes	(17.5)	(17.1)	(15.8)	(19.8)	(14.2)	(2.7)
Income tax expense (benefit)	0.1	0.1	0.1	—	0.9	(0.8)

Net loss from continuing operations	(17.6)	(17.2)	(15.9)	(19.8)	(15.1)	(1.9)
Discontinued operations	0.3	0.3	0.1	0.7	(14.5)	(1.5)

Net Loss	(17.3)%	(16.9)%	(15.8)%	(19.1)%	(29.6)%	(3.4)%

Results of Operations for the Three Months Ended November 3, 2007 Compared to the Three Months Ended October 31, 2006

Net Sales

Net sales for the third quarter of fiscal 2007 decreased $4.3 million, or 8.9%, to $44.5 million from $48.8 million in the third quarter of fiscal 2006. Comparable store sales decreased $3.3 million, or 7.0%, in the third quarter of fiscal 2007 compared to the same period in fiscal year 2006. Sales also decreased by $1.7 million due to store closings and stores closed for remodeling for limited periods. These decreases were partially offset by sales from new store openings in fiscal year 2006 of $0.4 million and an increase in sales of $0.4 million due to the change to a 4-5-4 reporting period in the current year (see “—Matters Affecting Comparability” above). The comparable store sales decrease was primarily due to a lower average price per item sold which decreased by approximately 9.3% to $401 in the third quarter of fiscal year 2007 from $442 in the prior year period. The decrease in average selling price was partially offset by a 2.1% increase in the total number of merchandise units sold in the third quarter of fiscal year 2007 compared to the third quarter of fiscal year 2006. The increase in the number of merchandise units sold and lower average selling price was due primarily to the increase in mix with higher percentage sales of gold and precious and semi- precious items, which carry lower price points and higher margin, during the third quarter of fiscal year 2007 compared to prior year.

Credit sales as a percentage of net sales increased to 91.3% in the third quarter of fiscal year 2007 from 90.4% in the third quarter of fiscal year 2006. The Company did not open or close any stores in the third quarter of fiscal year 2007, and on November 3, 2007 operated 314 stores. As of October 31, 2006, the Company operated 321 stores.

Gross Profit

Gross profit for the third quarter of fiscal 2007 decreased $2.8 million to $9.1 million from $11.9 million in the same period in fiscal 2006. Gross profit as a percentage of net sales decreased 400 basis points to 20.4% in the third quarter of fiscal year 2007 compared to 24.4% in the prior year. The merchandise gross profit rate was essentially flat compared to the prior year. The gross profit rate decreased by approximately 100 basis points or $0.3 million due to higher shrink loss in the current quarter compared to the prior year period. In fiscal year 2006, the Company benefited from lower shrink due to more physical inventory counts and a higher level of staffing in the Loss Prevention department during fiscal year 2005. In fiscal 2006, the Company decreased the number of store physical inventory counts and reduced staffing in the Loss Prevention department, which resulted in higher shrink losses in the third quarter of fiscal year 2007. The Company is planning to return to increased store physical inventory counts in fiscal year 2008 to help minimize shrink losses. The gross margin rate declined approximately 105 basis points due to higher repairs expense and costs associated with our jewelry service plan. The remaining decrease in the gross profit rate of 195 basis points is due primarily to a decrease in, and the de-leveraging of, store occupancy and depreciation from lower sales in the third quarter of fiscal year 2007.

The Company continues to review its merchandise inventory presentation and offers discounts to accelerate sales on merchandise that would not be a part of its future merchandise assortment through its ongoing clearance program. Based on currently anticipated selling prices, the Company expects to achieve positive merchandise margins on such merchandise. The Company in future periods may consider alternative methods of disposition for this inventory, which may result in additional valuation allowances.

Expenses

Selling, general and administrative expenses, excluding professional fees and other charges, for the third quarter of fiscal 2007 decreased $3.4 million to $22.5 million from $25.9 million in the third quarter of fiscal 2006. As a percentage of net sales, selling, general and administrative expenses decreased to 50.6% in the third quarter of fiscal 2007 from 53.1% in the third quarter of fiscal 2006. The decrease in selling, general and administrative expenses was driven by lower credit expense of $0.5 million, lower advertising expense of $0.6 million, lower depreciation expense of $1.6 million, lower personnel costs of $0.4 million, lower support office rent of $0.2 million and lower other costs of $0.6 million partially offset by lower support office costs reclassed to cost of sales of $0.2 million. The decrease in credit expense during the quarter was due to lower sales and adjustments to reflect favorable bad debt experience and lower credit card discounts. The decrease in advertising expense was primarily due to cancellation of certain newspaper insert campaigns and higher vendor co-op participation. Lower depreciation resulted from the $1.5 million write-down of our JDA software assets in fiscal year 2006 when we cancelled the installation and replaced it with another merchandise planning system. Overall personnel expenses were lower in the current quarter compared to the prior year period primarily due to lower incentive compensation on lower sales and lower support office salary costs partially offset by higher costs related to stock-based compensation and bonus awards. Lower support office rent costs were due to rent abatement during the second half of calendar year 2007. Other costs were lower related primarily to insurance, delivery, telephone, and moving/temporary housing costs and efforts to control such costs.

Professional fees and other charges decreased by $2.6 million, or 72.2% to a total of $1.0 million in the third quarter of fiscal 2007 from $3.6 million in the prior year period. This decrease is primarily attributable to non-reoccurrence of $2.7 million in severance costs associated with several executives who left the Company in the third quarter of fiscal 2006.

Loss from Operations

As a result of the factors discussed above, loss from operations was $14.5 million in the third quarter of fiscal 2007, which was less than the loss of $17.7 million in the third quarter of fiscal 2006. As a percentage of net sales, loss from operations was 32.5% in the third quarter of fiscal 2007, compared to 36.2% in the third quarter of fiscal 2006.

Income Tax Expense

The Company did not record an income tax benefit associated with the pre-tax loss for the third quarter of fiscal 2007 or 2006. The Company has discontinued recognizing income tax benefits in the statement of operations until it is determined that it is more likely than not that the Company will generate sufficient taxable income to realize the deferred income tax assets. There was no income tax expense for the third quarter of fiscal 2007 and 2006.

Results of Operations for the Nine Months Ended November 3, 2007 Compared to the Nine Months Ended October 31, 2006

Net Sales

Net sales for the first nine months of fiscal 2007 decreased $6.3 million, or 3.8%, to $157.6 million from $163.9 million in the nine months of fiscal 2006. Comparable stores sales decreased $6.0 million, or 3.7%, in the first nine months of fiscal 2007 compared to the same period in fiscal year 2006. Sales also decreased by $3.5 million due to store closings and $1.6 million due to stores closed for remodeling for limited periods. Partially offsetting these declines were higher sales of $2.8 million due to the three additional days in the first nine months of fiscal 2007 versus the prior year period (see “Matters Affecting Comparability”). Sales from new store openings added $2.1 million. The comparable store sales decrease was primarily due to a lower average price per item sold which decreased by approximately 5.5% to $376 in the first nine months of fiscal year 2007 from $398 in the prior year period. The decrease in average selling price was partially offset by a 1.6% increase in the total number of merchandise units sold in the first nine months of fiscal year 2007 compared to the first nine months of fiscal year 2006. The increase in the number of merchandise units sold and decrease in average selling price was due primarily to an extended clearance sale in the second quarter and an increase in the number of lower price-point items sold during the first nine months of fiscal year 2007 compared to prior year.

Credit sales as a percentage of net sales increased to 89.9% in the first nine months of fiscal year 2007 from 88.4% in the first nine months of fiscal year 2006. The Company closed eight stores in the first nine months of fiscal year 2007, and on November 3, 2007 operated 314 stores. As of October 31, 2006, the Company operated 321 stores.

Gross Profit

Gross profit for the first nine months of fiscal 2007 decreased $7.2 million to $38.4 million from $45.6 million in the same period in fiscal 2006. Gross profit as a percentage of net sales decreased 340 basis points to 24.4% in the first nine months of fiscal year 2007 compared to 27.8% in the prior year. The merchandise gross profit rate decreased by approximately 90 basis points primarily due to an initiative this year to reduce clearance inventory that resulted in higher discounting in the second quarter on clearance merchandise. Clearance inventory at the end of the third quarter was

35.4% below the same period last year. In addition, the gross profit rate decreased by approximately 140 basis points or $2.1 million due to unfavorable shrink loss in the first nine months of fiscal year 2007 compared to the prior year period. In fiscal year 2006, the Company benefited from lower shrink due to more physical inventory counts and a higher level of staffing in the Loss Prevention department during fiscal year 2005. In fiscal 2006, the Company decreased the number of store physical inventory counts and reduced staffing in the Loss Prevention department, which resulted in higher shrink losses in fiscal year 2007. The Company is planning to return to increased store physical inventory counts in fiscal year 2008 to help minimize shrink losses. The gross profit rate decreased 100 basis points due to the de-leveraging of store occupancy and depreciation resulting from lower sales in the first nine months of fiscal year 2007 compared to the same period in fiscal year 2006. The remaining decrease of 10 basis points is due to higher jewelry service plan costs partially offset by lower freight and overhead costs capitalized into inventory.

The Company continues to review its merchandise inventory presentation and offers discounts to accelerate sales on merchandise that would not be a part of its future merchandise assortment through its ongoing clearance program. Based on currently anticipated selling prices, the Company expects to achieve positive merchandise margins on such merchandise. The Company in future periods may consider alternative methods of disposition for this inventory, which may result in valuation allowances.

Expenses

Selling, general and administrative expenses, excluding professional fees and other charges, for the first nine months of fiscal 2007 decreased $2.1 million to $72.6 million from $74.7 million in the first nine months of fiscal 2006. As a percentage of net sales, selling, general and administrative expenses increased to 46.1% in the first nine months of fiscal 2007 from 45.6% in the first nine months of fiscal 2006. The decreases in selling, general and administrative expenses was driven primarily by lower support office depreciation of $1.3 million, lower credit expense of $0.6 million, and lower other costs of $1.3 million. These decreases were partially offset by higher personnel expenses of $0.1 million and higher advertising costs of $1.0 million. Lower depreciation resulted from the $1.5 million write-down of our JDA software assets in fiscal year 2006 when we cancelled the installation and replaced it with another merchandise planning system. The decrease in credit expense during the quarter is due to lower sales and favorable bad debt experience. The decrease in other costs is primarily due to efforts to decrease costs including lower delivery, travel and entertainment, insurance, moving/temporary housing and director’s fees partially offset by higher Internet/WAN costs. Personnel costs increased primarily due to the vesting of executive stock options and bonus awards granted in the second quarter of fiscal 2007, which were almost offset by lower store related costs primarily due to lower incentive compensation on lower sales. The increase in advertising expense is primarily due to increased advertising during the Valentines’ Day and Mothers’ Day campaigns compared to the prior year.

Professional fees and other charges decreased by $3.2 million, or 47.1% to a total of $3.6 million in the first nine months of fiscal 2007 from $6.8 million in the prior year period. This decrease is primarily attributable to non-reoccurrence of $2.7 million in severance costs associated with several executives who left the Company in the third quarter of fiscal 2006.

Loss from Operations

As a result of the factors discussed above, loss from operations was $37.8 million in the first nine months of fiscal 2007 compared to a loss of $35.9 million in the first nine months of fiscal 2006. As a percentage of net sales, loss from operations was 24.0% in the first nine months of fiscal 2007 compared to 21.9% in the first nine months of fiscal 2006.

Interest Expense

Interest expense decreased $0.3 million, or 2.5%, to $11.5 million in the first nine months of fiscal year 2007 from $11.8 million in the prior year period. The decrease in interest expense resulted from the conversion of term debt to equity at the end of the second quarter of 2007 partially offset by higher average balances associated with the term loans in the first half of the year and revolving credit facility as well as, higher average U.S. prime rates on the revolving credit facility as compared with the year-ago period.

Income Tax Expense

The Company did not record an income tax benefit associated with the pre-tax loss for the first nine months of fiscal 2007 or 2006. The Company has discontinued recognizing income tax benefits in the statement of operations until it is determined that it is more likely than not that the Company will generate sufficient taxable income to realize the deferred income tax assets. Income tax expense for the first nine months of fiscal 2007 of $0.2 million related to state income tax reserve adjustments.

Discontinued Operations

The Company closed 77 stores per its plan announced November 1, 2005 over a period commencing in November 2005 and ending in April 2006. The operating results of these stores as well as the costs associated with the liquidation have been classified as discontinued operations for all periods presented. There was no activity related to discontinued operations in the first nine months of fiscal year 2007 compared to income of $0.9 million for the first nine months of fiscal year 2006 resulting from the reversal of excess reserves related to the closed stores.

Proforma combined Fiscal Year 2006 compared to Fiscal Year 2005.

Net Sales

Net sales for the fiscal year ended January 31, 2007 decreased $18.4 million, or 6.5%, to $266.2 million from $284.7 million in the prior year period. Comparable store sales (excluding sales during liquidation activities relating to the store closure plan) decreased $22 million, or 7.7%, in fiscal 2006 from the prior year period. In addition, net sales decreased by $0.8 million due primarily to changes in the provision for sales returns and allowances. These decreases were partially offset by $4.3 million of sales related to new store openings. The comparable store sales decrease was primarily due to lower merchandise unit sales in fiscal year 2006 in comparison to the prior year period. The total number of merchandise units sold (excluding closing stores) decreased by 9.3% in fiscal year 2006 compared to the prior year period while the average price per item sold increased by approximately 1.6% to $372 in fiscal year 2006 from $366 in the prior year. The decline in the number of merchandise units sold was due in part to a decrease in the number of lower price-point items sold during fiscal year 2006 compared to fiscal year 2005. We opened 14 new stores and closed 57 stores during fiscal year 2006, decreasing the number of stores operated to 322 as of January 31, 2007 from 365 as of January 31, 2006.

Gross Profit

Gross profit for the fiscal year 2006 decreased $8.1 million, or 9.0%, to $82.4 million from $90.5 million in fiscal year 2005. Gross profit as a percentage of net sales decreased to 31.0% in fiscal year 2006 compared to 31.8% in fiscal year 2005. Gross margins declined by approximately 110 basis points due to higher occupancy costs and an additional 90 basis points from the deleveraging impact of the lower sales base as a result of the comparable store sales declines. These declines were partially offset by improved merchandise margins as a result of a lower level of clearance sales and a slightly higher level of discounts earned from an increase in merchandise purchases.

We are continuing to review our merchandise inventory presentation and offers discounts in order to accelerate sales on merchandise that will not be a part of our future merchandise assortment through our ongoing clearance program. Based on currently anticipated selling prices, we expect to achieve positive merchandise margins on such merchandise. In future periods, we may consider alternative methods of disposition for this inventory. Such alternatives may result in additional valuation allowances.

Expenses

Selling, general and administrative expenses, excluding professional fees and other charges, in fiscal year 2006 increased $0.7 million, or 0.7%, to $103.0 million from $102.3 million in fiscal year 2005. As a percentage of net sales, selling, general and administrative expenses increased to 38.7% of sales in fiscal year 2006 from 35.9% in fiscal year 2005. The increase in selling, general and administrative expenses were due to the following:

•	higher personnel expense of $0.6 million due to the increase in store staffing levels partially offset by lower average salaries and reduced headquarters staffing,

•	higher advertising expense of $0.9 million due to increased fourth quarter promotional activities including newspaper inserts, and

•	higher depreciation and amortization expense of $0.8 million primarily due to intangible assets recorded as part of the 2006 merger.

These expenses were partially offset by:

•

lower credit expense of $0.4 million due to a favorably negotiated contract in fiscal 2005, which resulted in the realization of a profit sharing payment partially offset by an increase in the overall credit card discount rate resulting from increases in the U.S. prime rate in comparison to the prior period, and

•

lower other expenses of $1.3 million resulting from lower D&O insurance costs as a result of going private and favorable adjustments to our sales and use tax reserves, partially offset by increased moving costs related to our corporate relocation.

Professional fees and other charges decreased $2.5 million or 23.6% to $8.1 million in fiscal year 2006 from $10.6 million in fiscal year 2005. The decrease in professional fees was primarily attributable to lower professional fees associated with financing matters including the Prentice/Holtzman transactions as well as a hostile proxy contest, partially offset by higher severance related charges primarily related to the exercise of change of control provisions in the employment agreements of certain former executives.

Loss on Disposal of Property and Equipment

We recorded a charge of $1.7 million in fiscal 2006 related primarily to the termination of a project implementing certain merchandising software. This compares to a loss of $26,000 in fiscal 2005.

Impairment of Goodwill

We recorded a non-cash impairment charge of $5.7 million in fiscal 2005 representing the remaining goodwill from a prior acquisition as described in Note 10 to the financial statements.

Loss from Operations

As a result of the factors discussed above, loss from operations was $30.4 million in fiscal year 2006 compared to $28.1 million in fiscal year 2005. As a percentage of net sales, loss from operations was 11.4% in fiscal year 2006 as compared to 9.8% in fiscal year 2005.

Interest Expense

Interest expense increased $3.6 million, or 28.8%, to $16.1 million in fiscal year 2006 from $12.5 million in fiscal year 2005. The increase in interest expense resulted from higher interest costs associated with the bridge term loan, or the Bridge Term Loan, made under the Bridge Loan Agreement, dated October 3, 2005, among Whitehall, PWJ Lending LLC, an entity managed by

Prentice as administrative agent and collateral agent for the agents and the lenders, and PWJ Lending LLC and Holtzman as the lenders, or the Bridge Loan Agreement. Fiscal year 2006 had a $50.0 million outstanding balance for the full year at 12% while fiscal year 2005 had a $30.0 million outstanding balance for four months at 18%. In addition, the vendor notes payable were outstanding for 12 months in fiscal 2006 compared to less than one month in fiscal 2005. Higher deferred loan costs associated with the Bridge Term Loan, as amended and restated in its entirety on February 1, 2006 pursuant to the Amended and Restated Term Loan Credit Agreement, or Term Loan Agreement, and the Third Amended and Restated Credit Agreement, dated as of February 20, 2007, by and among the Company, LaSalle Bank National Association, or LaSalle as administrative and collateral agent for the banks party thereto, or the Banks, the Banks, Bank of America N.A. and Wells Fargo Retail Finance, LLC, as managing agents for a total facility up to $125.0 million through February 20, 2011, or the senior credit agreement, and increases in the interest rates as compared with the year-ago period also contributed to the increase.

Income Tax Expense/Benefit

Income tax expense was $0.2 million in fiscal year 2006 compared to an income tax expense of $2.5 million in fiscal year 2005. In the second quarter of fiscal year 2005, the Company recorded a valuation allowance of $13.7 million against all of its deferred tax assets. In recording the valuation allowance, management considered whether it was more likely than not that some or all of the deferred tax assets would be realized. This analysis included consideration of expected reversals of existing temporary differences and projected future taxable income. The 2006 income tax expense is the result of adjustments to state tax reserves.

Our effective income tax rate for fiscal 2006 was 0.38%. Our income tax expense associated with fiscal year 2005 loss, offset by the valuation allowance recorded against its deferred tax assets, resulted in an effective income tax rate of 6.1%.

Discontinued Operations

We closed 77 stores per our plan announced November 1, 2005 over a period commencing in November 2005 and ending in April 2006. The operating results of these stores as well as the costs associated with the liquidation have been classified as discontinued operations for all periods presented. For fiscal year 2006, results from discontinued operations was net income of $0.8 million compared to a net loss of $41.3 million for fiscal year 2005.

Fiscal Year 2005 Compared to Fiscal Year 2004

Net Sales

Net sales decreased $7.3 million, or 2.5%, to $284.7 million in fiscal year 2005 from $292.0 million in fiscal year 2004. Comparable store sales decreased $10.4 million, or 3.6%, in fiscal year 2005. Additionally, sales were lower by $1.5 million due to store closings and stores closed for remodeling for limited periods. These decreases were partially offset by sales from new store openings of $4.0 million and $0.6 million related to changes in the provision for sales returns and allowances. The comparable store sales decrease was primarily due to lower unit sales in fiscal year 2005 in comparison to the prior year. The total number of merchandise units sold decreased 14.4% in fiscal year 2005 compared to fiscal year 2004 while the average price per item sold increased by 15.1% to $350 in fiscal year 2005 from $304 in fiscal year 2004. The decline in the number of merchandise units sold was due in part to a decrease in the number of lower price-point items sold during fiscal year 2005 compared to fiscal year 2004. The decrease in unit sales in fiscal year 2005 was also attributable, in part, to a major initiative launched in July 2004 to accelerate the sale of certain discontinued merchandise that was determined to be inconsistent with our branding strategy on which price reductions were taken. During the second half of July of fiscal 2004, sales of such merchandise contributed to double-digit comparable store sales increases of these discontinued items. Credit sales as a percentage of net sales decreased to 41.2% in fiscal year 2005 from 42.1% in fiscal

2004. We opened eight new stores and closed 25 stores during fiscal year 2005, decreasing the number of stores operated to 365 as of January 31, 2006 from 382 as of January 31, 2005.

Gross Profit

Gross profit decreased $12.3 million, or 12.0%, to $90.5 million in fiscal year 2005, from $102.8 million in fiscal year 2004. As a percentage of net sales, gross profit decreased to 31.8% in fiscal year 2005 from 35.2% in fiscal year 2004. The gross profit rate decreased by 111 basis points due to the $3.1 million non-cash charge recorded in continuing operations during fiscal year 2005 related to the impairment of long-lived store fixed assets. Additionally, the gross profit rate decreased 100 basis points due to increases in store occupancy, depreciation and buying costs, and the de- leveraging of such costs due to the decrease in fiscal year 2005 sales. The remaining decrease in the merchandise gross profit rate of approximately 130 basis points is primarily a result of increases in diamond and gold costs, changes in merchandise sales mix, promotional offers and an increase in the provision for substandard inventory in fiscal year 2005 compared to the prior year period.

The Company has historically offered clearance merchandise for sale, representing merchandise identified from time to time that will not be part of its future merchandise presentation. During the second and third quarters of fiscal year 2004, the Company reviewed its merchandise inventory presentation and determined that $70.4 million of its merchandise inventory at cost would not be part of its future merchandise presentation. The vast majority of these goods were liquidated through the store closure plan discussed above during the period beginning November 2005 and ending in April 2006.

The Company continues to review its merchandise inventory presentation and offers discounts in order to accelerate sales on merchandise that will not be a part of its future merchandise assortment through its ongoing clearance program. Based on currently anticipated selling prices, the Company expects to achieve positive merchandise margins on such merchandise. In future periods, the Company may consider alternative methods of disposition for this inventory. Such alternatives may result in additional valuation allowances.

Expenses

Selling, general and administrative expenses, excluding professional fees and other charges, increased $4.0 million or 4.1% to $102.3 million in fiscal year 2005 from $98.3 million for fiscal year 2004. As a percentage of net sales, selling, general and administrative expenses increased to 35.9% in fiscal year 2005 from 33.7% in fiscal year 2004. The increase in selling, general and administrative expenses were due to the following:

•	higher personnel expense of $4.3 million due to the addition of support office positions, higher salary and wage rates, and an increase in medical benefit costs, and

•	higher other expense of $1.2 million as a result of increases in directors and officers insurance premiums, partially offset by,

•	lower advertising expense of $0.5 million, and

•

lower credit expense of $1.0 million due to a favorably negotiated contract in fiscal 2005, a shift in the mix of private label credit card promotions that resulted in a lower discount and a decrease in credit card sales. These decreases were partially offset by an increase in the overall credit card discount rate resulting from increases in the U.S. prime rate in comparison to the prior period.

Professional fees and other charges increased by $2.9 million, or 37.6%, to $10.6 million in fiscal year 2005 from $7.7 million in fiscal year 2004. The increase in professional fees were primarily attributed to higher professional fees associated with financing matters including the Prentice/Holtzman transactions as well as the hostile proxy contest, partially offset by lower severance related charges.

Loss on Disposal of Property and Equipment

Loss on disposal of property and equipment was $26,000 in fiscal 2005 compared to $0.4 million for fiscal 2004.

Impairment of Goodwill

The Company recorded a non-cash impairment charge of $5.7 million in 2005 representing the remaining goodwill from a prior acquisition as described in Note 10 to the financial statements.

Loss from Operations

As a result of the factors discussed above, loss from continuing operations was $43.1 million in fiscal year 2005 compared to $5.5 million in fiscal year 2004. As a percentage of net sales, loss from continuing operations was 15.1% in fiscal year 2005 as compared to 1.9% in fiscal year 2004.

Interest Expense

Interest expense increased $8.1 million, or 184.1%, to $12.5 million in fiscal year 2005 from $4.4 million in fiscal year 2004. The increase in interest expense resulted from higher average interest rates associated with the Bridge Loan Agreement, the two amendments to the senior credit agreement, higher amortization due to additional deferred loan costs associated with the Bridge Loan Agreement and the senior credit agreement and increases in the interest rate compared with the year-ago period. Also, interest expense increased due to higher average borrowings during fiscal 2005 compared to the prior year period. In addition, the interest expense increased due to the accretion of the discount on the Bridge Term Loan, partially offset by the change in value of the warrants as of October 31, 2005.

Income Tax Benefit/Expense

In the second quarter of fiscal 2005, we recorded a valuation allowance of $13.7 million against all of our deferred tax assets. In the recording of the valuation allowance, management considered whether it was more likely than not that some or all of the deferred tax assets would be realized. This analysis included consideration of expected reversals of existing temporary differences and projected future taxable income.

Income tax expense was $2.5 million in fiscal year 2005 compared to a tax benefit of $2.4 million in fiscal 2004. Our income tax benefit associated with the fiscal 2005 loss, offset by the valuation allowance recorded against its deferred tax assets, resulted in an effective tax rate of 6.1%. Our annual effective income tax rate was a benefit of 30.6% for fiscal 2004.

Discontinued Operations

We closed 77 stores per its plan announced on November 1, 2005 over a period commencing in November 2005 and ending in April 2006. The operating results of these stores as well as the costs associated with the liquidation and have been classified as discontinued operations for all periods presented. For fiscal 2005, the loss from discontinued operations was $41.3 million compared to a net loss of $4.4 million for fiscal year 2004.

Liquidity and Capital Resources

Liquidity Overview

The Company’s cash requirements consist principally of funds required to secure inventory for existing stores, capital expenditures and working capital (primarily inventory related) associated with our new and remodeled stores and seasonal working capital needs. Our primary sources of liquidity are from a revolving credit facility under our senior credit agreement and from trade debt to Suppliers.

As of November 3, 2007, the Company had $91.0 million of outstanding borrowings, and availability of $108.1 million, as determined by the borrowing base formula, after taking into account letters of credit issued totaling $5.9 million under the revolving credit facility. The average interest rate under the revolving credit facility was 7.2% and 9.8% during the third quarter of fiscal year 2007 and 2006, respectively. The decline in borrowing costs was primarily due to 1) lower interest rates on our renegotiated credit facility terms compared to the previous terms and 2) higher borrowing levels in the third quarter of fiscal year 2007 as compared to the prior year, which diluted the effect of our higher interest costs on the accommodation component of the facility.

As of November 3, 2007, our outstanding trade debt balance to Suppliers was approximately $20.3 million with an average interest rate of 6.0%. In addition, the value of consigned inventory from merchandise vendors, which is not included in the amount of our outstanding trade debt balance, was $55.3 million as of November 3, 2007. We do not pay interest on consigned inventories.

On December 22, 2007, the Company received a letter from the administrative agent for its revolving credit facility notifying the Company that the administrative agent would be implementing a $10 million inventory reserve effective as of the close of business on December 27, 2007. The administrative agent has discretion under the credit agreement to implement reserves from time to time. The implementation of this reserve results in a corresponding reduction in liquidity of $10 million under the Company’s credit facility. On December 26, 2007, we had $57.5 million of outstanding borrowings under the revolving credit facility and $5.9 million in outstanding letters of credit. Taking the new reserve, outstanding borrowings and letters of credit into account, the Company’s borrowing availability will be approximately $28 million as of December 27, 2007, as determined by the borrowing base formula. The $10 million reserve is based upon a draft estimate of the decline in the value of the Company’s inventory based upon the Company’s financial performance as well as significant macroeconomic factors affecting the retail jewelry industry as a whole. The full appraisal of the Company’s inventory is expected to be completed by the end of January 2008. Based on recent financial results and the implementation of the inventory reserve, the borrowing availability under the Company’s revolving credit facility together with cash on hand, current and anticipated cash flow from operations, and cost reductions are not adequate to meet its working capital and capital expenditure needs through the remainder of fiscal 2007 or thereafter. Therefore, the Company needs additional financing in the near term to fund its working capital and capital expenditure needs and, therefore, is actively seeking financing. Such financing arrangements may include additional equity investments from current or new investors, additional debt investments from current or new investors or a combination of both.

On December 17, 2007, the Company and Prentice signed a non-binding term sheet whereby Prentice indicated its intent to arrange a senior secured term loan from one or more entities affiliated with Prentice (the “Prentice Loan Lenders”) to us in the aggregate principal amount of $25 million (the “Prentice Loan”). If extended, the Prentice Loan would: (i) be secured by a security interest in all of the assets of the Company and its subsidiaries, (ii) have a maturity date one day following maturity of the existing revolving credit facility under our senior credit agreement, (iii) be senior to all of existing borrowed money indebtedness of the Company and its subsidiaries other than indebtedness under our senior credit agreement and (iv) contain affirmative and negative covenants acceptable to the Prentice Loan Lenders. The Prentice Loan would bear interest at the rate of fifteen percent (15%) per annum (such interest to be payable monthly in cash). The terms of the Loan would permit repayment of all or a portion of the loan in certain circumstances, subject to the consent of our senior lenders. Prentice Capital Management, LP would receive, at closing, a fee equal to three percent (3%) of the Prentice Loan for arranging and structuring the Prentice Loan. The Prentice Loan would be subject to customary closing conditions, including (i) execution of an appropriate intercreditor agreement with the senior lenders, (ii) execution and delivery of a credit agreement and promissory note acceptable to the Prentice Loan Lenders and (iii) filing of appropriate UCC-1 financing statements evidencing the Prentice Loan Lenders’ security interest in the assets of the Company and its subsidiaries. In addition, if extended, the $25 million aggregate principal amount of the Prentice Loan may not be sufficient to enable us to pay all of our obligations in fiscal 2007 or thereafter. Simultaneous with seeking additional funding, the Company will also seek to reduce both its corporate and store related expenses. Additionally, the Company plans to close certain under-performing locations at the lease expirations or through the negotiation of early terminations with the landlords for those selected locations, as well as continue with other ongoing initiatives to improve inventory management and increase consignment level as a total percentage of inventory. (See “Risk Factors—Current funding demands may affect operations and shareholders.”)

In addition, maturities on our vendor notes payable in March 2009, followed by the expiration of the revolving credit facility in February 2011, will likely require us to refinance such debt as it matures. See “Risk Factors—Risks Related to Our Business—We may be required to pay the remaining balance of our trade debt in the aggregate amount of approximately $20.3 million in the event that we default on obligations under a Note Extension Agreement” or are unable to reach agreement for extension or substitution of certain of our indebtedness purchased in bankruptcy.

Historical Liquidity

The Company’s primary sources of liquidity have historically been cash flow from (1) operations, (2) bank borrowings under the senior credit agreement, (3) proceeds from the Second Amended and Restated Term Loan Credit Agreement, dated as of February 20, 2007, by and among us, the lending institutions from time to time party thereto and PWJ Lending LLC, as administrative and collateral agent, or the Amended and Restated Term Loan Agreement, as amended from time to time, and as paid in full pursuant to the Contribution Agreement, dated July 27, 2007, by and among PWJ Lending LLC, Holtzman and Whitehall, or the Contribution Agreement, and (4) proceeds from the Term Loan and Security Agreement dated May 21, 2007, by and among us, and the lending institutions from time to time party thereto which has also been paid in full as of August 4, 2007.

In addition, a substantial portion of the merchandise that we sell is carried on a consignment basis prior to sale or is otherwise financed by vendors, thereby reducing our direct capital investment in inventory. The value of consigned inventories from merchandise vendors increased to $55.3 million at November 3, 2007 from $45.5 million at January 31, 2007. The value of consignment inventories have decreased from $56.2 million on January 31, 2006. Vendors’ willingness to enter into ongoing consignment arrangements is based on a number of factors, including merchandise involved, financial resources of vendors, interest rates, availability of financing, fluctuations in diamond, colored stone and gold prices, inflation, our financial condition, the vendors’ understanding that we bear risk of loss but do not possess title, and a number of economic or competitive conditions in the jewelry business or the general economy. Any change in these relationships could have a material adverse effect on our results of operations and/or our financial condition.

Historically, our inventory levels and working capital requirements have been highest in advance of the Christmas season. We have funded these seasonal working capital needs through borrowings under our revolving credit facility and increases in trade payables and accrued expenses.

We have experienced recurring losses from operations in the first nine months of fiscal year 2007 and each of the last three fiscal years, as well as significant negative cash flow from operations during fiscal 2006 and fiscal 2005. As a result of these operational issues, we are in the process of implementing initiatives intended to increase sales, improve gross margin, and reduce certain operating expenses. Several of the planned initiatives are in progress, including, but not limited to: (1) aggressively recruiting qualified sales associates to replace high producing associates that left our employment during the last three years; (2) implementing new sales and margin focused field incentive plans; (3) implementing a new inventory management system designed to improve in-stock positions and working capital; (4) increasing control over in-store price discounting; and (5) reducing professional fees which in fiscal 2006 were driven primarily by our various financing transactions and a proxy contest.

All cash flows of the Company are included in the cash flow statements including cash flows from discontinued operations related to the 77 stores closed as part of our store closure plan discussed above. The store closures began in the fourth quarter of fiscal year 2005 (24 stores closed) and ended in the first quarter fiscal year 2006 (53 stores closed) during which time inventory liquidation sales were run by a third party at the closing stores. During the fourth quarter of fiscal year 2005, the Company generated $23.5 million in proceeds from the liquidation of inventory in the 77 closed stores and incurred $8.7 million in related selling expenses to operate those stores resulting in net cash proceeds of $14.8 million. In the fiscal year 2006, the Company generated $15.6 million from the liquidation inventory in the remaining 53 stores that had not closed as of January 31, 2007 and incurred $5.2 million in related selling expenses resulting in net cash proceeds of $10.3 million. The Company also paid out $3.6 million in fiscal 2006 to landlords related to lease terminations at the closed stores. The Company had negative cash flows of $3.8 million from the 77 closed stores during the twelve trailing months ended October 31, 2005, prior to initiating the store closure plan and inventory liquidation sales at the closing stores. The absence of negative cash flows and the closing of these stores has improved our liquidity and decreased our capital expenditure requirements since closing the stores in late fiscal 2005 and early fiscal 2006, and will continue to do so going forward.

Nine Months Ended November 3, 2007

Cash used in operating activities was $46.7 million in the first nine months of fiscal year 2007 compared to cash used in operating activities of $33.2 million in the first nine months of fiscal year 2006. The primary uses of cash in the first half of fiscal year 2007 were as follows:

•	a net loss of $49.5 million,

•	an increase in other current assets of $2.4 million due to prepaid rent as a result of switching to a 4-5-4 reporting calendar as described above in “Matters Affecting Comparability”,

•	a decrease in accounts payable of $14.4 million, due to lower inventory purchases on lower sales,

•	a decrease in accrued payroll of $2.3 million due to timing of the biweekly payroll cycle, and

•	a $2.0 million decrease in accrued expenses due to the reclassification of interest on the trade payables to long-term liabilities.

These were partially offset by the following:

•	a decrease in merchandise inventories, net of $10.4 million primarily due to seasonality and lower asset inventory levels resulting from efforts to increase consignment inventory,

•	depreciation and amortization of $7.9 million,

•	payment in kind interest of $3.0 million, and

•	a $2.2 million increase in other long-term liabilities due to the reclassification of interest on the trade notes payable to long-term liabilities.

Cash used in investing activities included the funding of capital expenditures of $4.7 million, related primarily to the store remodeling and software and hardware purchases.

The Company generated cash of $51.1 million from financing activities in the first nine months of fiscal 2007 through net proceeds of $47.8 million from the equity transactions described in “Part I, Item 1. Financial Statements—Note 3 to the Consolidated Financial Statements”. The Company paid financing costs of $0.6 million associated with the amendment to the Senior Credit Agreement and the Term Loan Agreement and made net revolver borrowings of $7.1 million. Outstanding checks decreased $2.7 million in the first nine months of fiscal 2007. Stockholders’ equity increased to $51.9 million at November 3, 2007, from a deficit of $4.4 million at January 31, 2007 primarily due to the 2007 Equity Transactions (See “Part I, Item 1. Financial Statements—Note 3 to the Consolidated Financial Statements”).

Nine Months Ended October 31, 2006

Our cash used in operating activities was $33.2 million in the first nine months of fiscal year 2006. The primary uses of cash in the first nine months of fiscal year 2006 were as follows:

•	a net loss of $45.8 million,

•	an increase in merchandise inventories, net of $41.8 million primarily due to seasonality and lower inventory levels in January after the holidays, and

•	a decrease in accrued expenses of $3.6 million and other long-term liabilities of $3.5 million.

These were partially offset by the following:

•	an increase in accounts payable of $40.4 million, due to increased inventory purchased for the holiday season,

•	depreciation and amortization of $9.7 million and loss on disposition of assets of $1.6 million,

•	payment in kind interest of $4.7 million, and

•	proceeds from landlord incentives of $2.7 million related to the build out of the new corporate offices.

Cash used in investing activities included the funding of capital expenditures of $6.4 million related primarily to the build out of the new leased support office, store remodeling and software and hardware purchases.

The Company generated cash of $39.4 million from financing activities in the first nine months of fiscal 2006. Proceeds of $20.0 million under the Term Loan Agreement, as later amended and restated by the Second Amended and Restated Term Loan Agreement from affiliates of Prentice and Holtzman was used to pay down the revolver which increased by a net of $19.8 million. Outstanding checks increased $1.4 million in the first nine months of fiscal 2006 and the Company paid financing costs of $1.8 million associated with the amendment to the Senior Credit Agreement and the Term Loan Agreement.

Fiscal Year 2006

Our cash used in operating activities was $36.3 million in fiscal year 2006 compared to cash used in operating activities of $13.6 million in fiscal year 2005.The primary uses of cash in fiscal year 2006 were as follows:

•	a net loss of $44.9 million,

•	an increase in merchandise inventories, net of $32.0 million primarily due to our strategy to bring inventories to historical levels, and

•	a decrease in accrued and other liabilities of $9.0 million, primarily due to the payment of items accrued during fiscal 2005, related to the store closing process.

These were partially offset by the following:

•	depreciation and amortization of $12.6 million,

•	an increase in accounts payable of $27.2 million, due to higher purchases to bring inventories to historical levels and more favorable payment terms,

•	payment in kind interest of $6.1 million, and

•	non-cash charges of $1.7 million related to the loss on disposal of property and equipment.

Cash used in investing activities included the funding of capital expenditures of $7.6 million, related primarily to the opening of five new stores and four existing store remodels and the move to a new headquarters facility during fiscal year 2006.

We generated cash of $43.2 million from financing activities in fiscal 2006 through proceeds of $20.0 million from the Amended and Restated Term Loan Agreement, an increase in borrowings from the revolving credit facility of $19.0 million and an increase in outstanding checks of $6.1 million. We paid financing costs of $1.8 million associated with the amendment to the senior credit agreement and the Term Loan Agreement. Stockholders’ equity decreased to a deficit of $4.4 million on January 31, 2007, from $16.7 million on January 31, 2006.

Fiscal Year 2005

Our cash used in operating activities was $13.6 million in fiscal year 2005 compared to cash provided by operations of $12.6 million in fiscal year 2004. The reasons for the use of cash were as follows:

•	a net loss of $84.4 million,

•	a decrease in accounts payable and trade notes payable of $19.3 million, primarily due to lower purchases during the period as well as shorter payment terms associated with full purchases, and

•	a decrease in other long-term liabilities of $1.2 million

These were partially offset by the following:

•	depreciation and amortization of $14.8 million,

•	an inventory valuation allowance of $19.9 million,

•	impairment of store related assets of $11.6 million,

•	impairment of goodwill of $5.7 million,

•	proceeds from a contract sign-on bonus of $2.0 million,

•

decreases in merchandise inventory of $21.6 million primarily due to the liquidation of inventory through store closing sales, the sale of inventory, including slow moving inventory, at our remaining stores and lower inventory purchases compared to the prior year,

•	a decrease in current income tax benefit of $3.9 million,

•	increases in net deferred taxes of $3.2 million,

•

increases in accrued payroll of $2.1 million from higher accrued incentives earned under a special fourth quarter field incentive program, accruals for severance arrangements and additional accrued salaries due to the timing of year end, and

•

increases in other accrued expenses and credits of $6.0 million resulting from $3.7 million of accruals for lease terminations costs primarily associated with planned store closures and higher professional fees associated with financing matters as well as a hostile proxy contest.

Cash used in investing activities included the funding of capital expenditures of $4.3 million, related primarily to the opening of eight new stores and existing store remodels during fiscal year 2005, compared to $4.7 million used for capital expenditures primarily related to the opening of six new stores and existing store remodels during fiscal year 2004.

We generated cash from financing activities in fiscal 2005 through proceeds from the Bridge Term Loan of $30.0 million, and $2.1 million from the sale of warrants to affiliates of Prentice and Holtzman. We used cash from financing activities by decreasing borrowing from the revolving credit facility by $8.9 million and outstanding checks by $0.8 million. We paid financing costs of $4.7 million associated with the amendment to the senior credit agreement and the Bridge Term Loan. Stockholders’ equity decreased to $16.7 million at January 31, 2006 from $96.6 million at January 31, 2005.

Other Liquidity and Capital Resources Elements

Revolving Credit Facility

Effective July 29, 2003, Whitehall entered into the senior credit agreement to provide for a total facility of up to $125.0 million through July 28, 2007, or the revolving credit facility. Whitehall amended the Senior Credit Agreement effective April 6, 2005 in order to, among other things, (i) provide for additional availability under the revolving credit facility through the funding of a $15.0 million additional facility from LaSalle and Back Bay Capital Funding LLC, or Back Bay, which was funded at closing and was due July 31, 2006, (ii) add a discretionary over-advance sub-facility from LaSalle in the amount of $2.0 million, (iii) terminate the precious metal consignment facility, (iv) change the maturity date for all outstanding amounts under the senior credit agreement from July 28, 2007 to July 31, 2006, (v) increase the interest rate payable on LIBOR loans from 2.50% to 3.00% above LIBOR, (vi) amend the Fixed Charge Coverage Ratio (as defined in the senior credit agreement) covenant not to be less than 0.75:1.00 as measured at the last day of each of the months during the period of April 2005 to October 2005, 0.80:1.00 at November 30, 2005 and 1.00:1.00 as measured at the last day of each of the months from December 2005 and each month thereafter, (vii) add additional financial covenants related to Minimum Accounts Payable, Capital Expenditures and Minimum Borrowing Availability of $2.0 million (each as defined in the senior credit agreement), (viii) amend the calculation of the borrowing base to lower the advance rate on inventory for certain periods and to modify the types of inventory and accounts receivable included, (ix) add a reserve in the amount of $7.0 million to the borrowing base pending satisfactory completion of a field examination report by LaSalle and Back Bay and (x) add a reserve in the amount of $5.0 million to the borrowing base, effective February 1, 2006. The field examination report referred to in clause (ix) above was subsequently completed during April 2005, and the $7.0 million reserve was removed in May 2005.

On October 3, 2005, Whitehall entered into a Waiver, Consent and Fourth Amendment, or the Fourth Amendment, to the senior credit agreement by and among Whitehall, LaSalle, as administrative agent and collateral agent for the Banks, the Banks, Bank of America, N.A., as managing agent, and Back Bay, as accommodation facility agent. In connection with the Fourth Amendment, the Company incurred $1.5 million in financing costs, which have been deferred on the Company’s balance sheet and amortized over the term of the senior credit agreement and included in interest expense.

Under the senior credit agreement (as amended by the Fourth Amendment), the Banks provide a revolving line of credit of up to $140.0 million, or the revolving credit facility, including an accommodation facility of $15.0 million, or the Accommodation Facility, each having a maturity date of October 3, 2008. The revolving line of credit is limited by a borrowing base computed based primarily on the value of our inventory and accounts receivable. Availability under the revolving credit facility is based on amounts outstanding thereunder. The Fourth Amendment removed the financial performance covenants, modified the borrowing base calculation and increased the minimum required availability covenant to $7.0 million. The senior credit agreement remains secured by substantially all of our assets. The senior credit agreement continues to contain affirmative and negative covenants and representations and warranties customary for such financings. The senior credit agreement contains certain restrictions, including restrictions on investments, payment of dividends, assumption of additional debt, acquisitions and divestitures.

Borrowings under the revolving credit facility bear interest at the option of the Company (i) at the LIBOR rate (5.4% as of January 31, 2007) plus 250 basis points, or (ii) at the higher of (a) LaSalle’s prime rate (8.25% as of January 31, 2007) and (b) the federal funds effective rate (5.25% as of January 31, 2007) plus 50 basis points (such higher rate, the “Base Rate”). Borrowings under the Accommodation Facility bear interest at the Base Rate plus 800 basis points. We may prepay without penalty and re-borrow under the revolving credit facility. Interest is payable monthly for LIBOR and prime borrowings.

We will be required to pay an early termination fee under certain circumstances if the revolving credit facility is terminated early or if the Accommodation Facility is prepaid. The Banks may accelerate our obligations under the senior credit agreement to be immediately due and payable upon an Event of Default (as defined under the senior credit agreement).

On February 1, 2006, Whitehall was in default under its senior credit agreement because, among other things, Whitehall did not receive an expected $20.0 million cash infusion on or before January 31, 2006. However, the senior credit agreement lenders waived the default pursuant to an acknowledgement, consent and waiver dated as of February 1, 2006 (effective upon the extension of the Bridge Term Loan maturity date and the making of the additional $20.0 million loan, as described above, and application of the net proceeds in reduction of the amounts outstanding under the Senior Credit Agreement) and consented to the extension of the Bridge Term Loan maturity date and the making of the additional $20.0 million loan. The lenders also consented to and waived any events of default caused solely by the acquisition of Whitehall pursuant to the 2006 merger agreement, so long as the offer contemplated by the 2006 merger agreement was consummated on or before May 31, 2006. The offer was in fact completed prior to that date.

Effective February 20, 2007, Whitehall entered into an amendment to the senior credit agreement to provide for a total facility of up to $125.0 million through February 20, 2011.

Under the amendment to the senior credit agreement, the Banks provide a revolving line of credit of up to $125.0 million, including a Tranche A commitment of $115.0 million and a Tranche

A-1 commitment of $10.0 million, each having a maturity date of February 20, 2011. The revolving line of credit is limited by a borrowing base computed based primarily on the value of the inventory and accounts receivable. Availability under the revolving credit facility is based on amounts outstanding thereunder. The senior credit agreement provides for a minimum required availability covenant of not less than $5.0 million. The senior credit agreement remains secured by substantially all of our assets. The senior credit agreement contains affirmative and negative covenants and representations and warranties customary for such financings. The senior credit agreement contains certain restrictions, including restrictions on investments, payment of dividends, assumption of additional debt, acquisitions and divestitures.

Borrowings under the Tranche A commitment bear interest at the option of the Company (i) at the LIBOR rate (5.3% as of February 20, 2007) plus 150 to 200 basis points, dependent on the level of additional debt or equity raised by the Company, or (ii) at the higher of (a) LaSalle prime rate (8.25% as of February 20, 2007) and (b) the federal funds effective rate (5.25% as of February 20, 2007) plus 50 basis points (such higher rate, the “Base Rate”), plus 0 to 50 basis points, dependent on the level of additional debt or equity raised by us. Borrowings under the Tranche A-1 facility bear interest at the option of the Company (i) at the LIBOR rate (5.3% as of February 20, 2007) plus 325 to 375 basis points, dependent on the level of additional debt or equity raised by us, or (ii) the Base Rate plus 125 to 175 basis points, dependent on the level of additional debt or equity raised by us. We may prepay without penalty and re-borrow under the revolving credit facility. Interest is payable monthly for Base Rate Loans and at the end of each Interest Period (1, 2, 3 or 6 months) for LIBOR Loans.

As of November 3, 2007, the calculated availability of funds from the revolving credit facility, pursuant to the senior credit agreement was $108.1 million. We had $91.0 million of outstanding borrowings under the revolving loan facility as of November 3, 2007 and $5.9 million in outstanding letters of credit.

The interest expense under the revolving credit facility for the nine months ended November 3, 2007 and October 31, 2006 and the fiscal years ended January 31, 2007, 2006 and 2005 was $4.9 million, $4.1 million, $6.7 million, $6.9 million and $4.0 million, respectively, reflecting a weighted average interest rate of 7.6%, 10.1%, 11.1%, 8.1% and 4.4%, respectively.

The carrying amount of our borrowings under the senior credit agreement approximates fair value based on current market rates.

We periodically determine the value of the unused facility based upon a formula the result of which varies with fluctuations in inventory and receivable levels and aggregate borrowings. The peak outstanding borrowing under our senior credit agreement during fiscal 2006 and 2005 was $100.0 million and $112.4 million, respectively. The unused facility and availability was $11.2 million, $14.5 million and $0.0 million as of November 3, 2007, January 31, 2007 and January 31, 2006, respectively. Cash receipts are applied against the outstanding borrowings on a daily basis in accordance with the credit facility provisions.

Term Loan

On October 3, 2005, Whitehall entered into the Bridge Loan Agreement. Under the Bridge Loan Agreement, PWJ Lending LLC and Holtzman as the lenders, or the Bridge Loan Lenders, provided the Bridge Term Loan to Whitehall in the aggregate principal amount of $30.0 million, which bore interest at a fixed rate of 18.0% per annum, payable monthly. The proceeds of the Bridge Term Loan were used, among other purposes, to repay a portion of the revolving credit facility, then outstanding under the senior credit agreement, to fund a segregated account that was disbursed into a third party escrow account established for the benefit of certain of our trade vendors and to pay fees and expenses associated with the bridge loan transaction. Our obligations under the Bridge Loan Agreement (as amended by the Term Loan Agreement and subsequently amended by the Amended and Restated Term Loan Agreement and again by the Second Amended and Restated Term Loan Agreement) were secured by a lien on substantially all of our assets that ranked junior in priority to the liens securing our obligations under the senior credit agreement. The Bridge Loan Agreement contained a number of affirmative and restrictive covenants and representations and warranties that generally are consistent with those contained in our senior credit agreement, as amended by the Fourth Amendment. In connection with the Bridge Loan Agreement, we incurred $0.8 million in financing costs, which have been deferred on our balance sheet and amortized over the term of the original three-month life of the Bridge Term Loan and included interest expense.

In connection with the Bridge Loan Agreement, Whitehall issued 7-year warrants, which were immediately exercisable, with an exercise price of $0.75 per share to the Bridge Loan Lenders to purchase 2,792,462 shares of Whitehall’s common stock (approximately 19.99% of the capital stock outstanding at the time of issuance).

The warrants were accounted for in accordance with FASB Statement of Financial Accounting Standards No. 150, or SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” Based on a valuation using the Black-Scholes model, the fair value ascribed to these warrants, at the date of issuance, was determined to be $0.80 per share of common stock for a total value of approximately $2.2 million. The value assigned to the warrants constituted a discount to the Bridge Term Loan and was accreted over the original three- month life of the Bridge Term Loan as non-cash interest expense.

On December 5 and 6, 2005, Holtzman and an affiliate of Prentice exercised the warrants to purchase 2,792,462 shares of the Whitehall’s common stock at $0.75 per share.

Whitehall received proceeds from the respective exercises in the aggregate of approximately $2.1 million and issued the shares of common stock to Holtzman and an affiliate of Prentice. The shares issued upon exercise of the warrants were cancelled as part of the acquisition of Whitehall by WJ Holding Corp.

On February 1, 2006 Whitehall was in default under its Bridge Loan Agreement. However, the Bridge Loan Agreement was amended and restated in its entirety pursuant to the Term Loan Agreement to provide for the extension of the Bridge Term Loan maturity date and the making of the additional $20.0 million loan. On February 1, 2006, the January 31, 2006 maturity of the Bridge Term Loan pursuant to the Term Loan Agreement was extended for three years, subject to customary conditions, in connection with the 2006 Merger Agreement (as discussed in Note 4 to the financial statements), and the Bridge Loan Lenders made an additional $20.0 million loan to Whitehall effective February 2, 2006. In addition, as of February 2, 2006, the Bridge Term Loan bore interest at a fixed rate of 12.0% per annum, payable at maturity. As a result of the three-year term extension, Whitehall reclassified the $30.0 million Bridge Term Loan from a current liability to a non-current liability on its balance sheet at January 31, 2006.

On February 20, 2007, Whitehall entered into the Amended and Restated Term Loan Agreement. Under the Amended and Restated Term Loan Agreement, the lenders agreed to make term loans to Whitehall in the aggregate principal amount of up to $25.0 million for, among other things, general corporate and working capital purposes. This amendment to the Bridge Term Loan facility was entered into to provide funding until such time that the Senior Term Loan Agreement could be executed (see below). As of February 20, 2007, the loans (and all payment in kind interest thereon) under the Amended and Restated Term Loan Agreement, bear interest at a fixed rate of 12% per annum, payable at maturity. The maturity date of the Amended and Restated Term Loan Agreement was February 1, 2009. As of April 6, 2007, Whitehall borrowed the additional $25.0 million under the Amended and Restated Term Loan Agreement. Under the senior credit agreement, we were required to receive an additional $10.0 million in equity proceeds or additional term loan borrowings prior to May 31, 2007 or Whitehall would be in default under the senior credit agreement. On May 21, 2007, $25.0 million was repaid from proceeds of the Senior Term Loan (see below). On May 31, 2007 the requirement for an additional $10.0 million in equity proceeds or term loan borrowings were satisfied from proceeds of the Senior Term Loan (see below).

On June 25, 2007 Whitehall further amended the Bridge Term Loan by entering into the Second Amended and Restated Term Loan Credit Agreement, or Second Amended and Restated Term Loan Agreement, with PWJ Lending LLC. Under the Second Amended Term Loan PWJ Lending LLC agreed to make additional term loans to Whitehall in the aggregate amount of $7,500,000, for among other things, general corporate and working capital purposes. As of July 27, 2007, Whitehall had borrowed an additional $7.5 million under the Bridge Term Loan. The additional $7.5 million under the Bridge Term Loan was converted pursuant to the Contribution Agreement to a portion of the equity under the 2007 Equity Transactions, together with accrued interest.

Pursuant to the Contribution Agreement, the amount of principal, interest and other amounts outstanding as of the date of the Contribution Agreement under the Second Amended and Restated Term Loan Agreement, in the aggregate of $66,574,166 (of which (i) $7.5 million in principal amount plus accrued interest of $60,833 was loaned solely by PWJ Lending LLC from the period of June 28, 2007 until July 27, 2007 and (ii) $59,013,333 was loaned by both PWJ Lending LLC and Holtzman) was contributed by PWJ Lending LLC and Holtzman to Whitehall. In return for the contribution, 52,741 shares of Whitehall common stock were issued to PWJ Lending LLC and 16,686 shares of Whitehall common stock were issued to Holtzman. In addition, 2,210,770 shares of our common stock and warrants to purchase 1,105,385 Shares were issued to PWJ Lending LLC pursuant to the 2007 Equity Transactions. The payment of these shares under the Contribution Agreement constituted payment in full of the $66,574,166 in loan obligations under the Second Amended and Restated Term Loan.

The interest expense under the Second Amended and Restated Term Loan Agreement for the nine months ended November 3, 2007 and October 31, 2006 and the years ended January 31, 2007 and 2006 was $3.6 million, $4.7 million, $6.1 million and $1.8 million, respectively, reflecting weighted average interest rates of 12.0%, 12.0%, 12.0% and 18.0%, respectively. As of January 31, 2007, the carrying amount of Whitehall’s borrowings under the Bridge Term Loan (as amended by the various amendments) approximated fair value based on current market rates.

Senior Term Loan

On May 21, 2007, Whitehall entered into a Term Loan and Security agreement, or the Senior Term Loan, by and among Whitehall, LaSalle, as administrative agent and collateral agent for the Banks, the Banks, and Bank of America, N.A. and Wells Fargo Retail Finance, LLC, as managing agents, to provide for a total facility of up to $35.0 million. The use of proceeds was limited to making permitted restricted subordinated debt payments and general corporate purposes.

Under the Senior Term Loan, the Banks provided a term loan of up to $35.0 million having a maturity date of November 19, 2007. The Senior Term Loan was secured by substantially all of our assets. Additional credit support was provided by PWJ Lending LLC in the form of a cash collateralized letter of credit. In connection therewith, on May 21, 2007 PWJ Lending LLC entered into a Reimbursement Agreement with Whitehall to which Whitehall agreed to reimburse PWJ Lending LLC for any amounts drawn on the Senior Term Loan Letter of Credit and any costs incurred related thereto. The Senior Term Loan was repaid in full shortly after the consummation of the 2007 Equity Transactions.

Borrowings under the Senior Term Loan bore interest at the option of Whitehall (i) at the LIBOR rate plus 125 basis points, or at the Base Rate less 12.5 basis points, with the Base Rate being defined as the higher of (a) LaSalle Bank’s prime rate and (b) the federal funds effective rate plus 50 basis points.

Trade Notes Payable

During the second and third quarter of fiscal 2005, Whitehall had an outstanding trade debt of approximately $44.6 million. This outstanding trade debt arose from payables due and owing from Whitehall to its trade vendors based on inventory carried on a consignment basis that was sold by Whitehall, or inventory carried on an asset basis, which was invoiced some time after delivery from vendors. At the time, Whitehall was facing recurring losses from operations and severe liquidity deficiencies, and was exploring alternatives in connection with the outstanding trade debt.

Whitehall’s potential inability to pay these obligations as they became due raised liquidity issues for Whitehall and, thus, during the third quarter of fiscal year 2005 Whitehall, along with Prentice and Whitehall’s lenders under its senior credit agreement, negotiated and executed a term sheet, or the Term Sheet, with vendors holding over 99% of this aggregate $44.6 million in trade debt. Under the Term Sheet, the payment date of this outstanding trade debt was extended until September 30, 2007, provided certain conditions were met. At the time, Prentice, through its affiliate, was about to consummate the Bridge Term Loan, which was signed on October 3, 2005 and provided Whitehall with $30.0 million in borrowings.

The Term Sheet provided a mechanism for (i) satisfaction of the trade debt outstanding as of September 23, 2005 in the amount of approximately $44.6 million to participating Suppliers, and (ii) the participating Suppliers’ prompt delivery of merchandise to Whitehall for the 2005 holiday season. Under the provisions of the Term Sheet, Whitehall made payments of 50% of the total outstanding trade debt by January 16, 2006, leaving $22.3 million in trade debt outstanding, representing the remaining 50% of the previously outstanding trade debt, plus accrued interest from and after January 17, 2006, which was to be repaid on or about September 30, 2007. The Term Sheet was subject to and conditioned upon the execution of definitive documentation among the parties. More definitive documentation was initially completed in the form of the Trade Vendor Extension Agreement, or TVEA. However, as a result of timing constraints and other various issues, the TVEA was never put into effect. In lieu of implementing the TVEA, Whitehall completed an Amended Trade Vendor Extension Agreement, or ATVEA that was presented to all Suppliers who were parties to the Term Sheet. In accordance with the Term Sheet, the ATVEA also required payment of the remaining 50% balance of the previous trade debt to be paid on or before September 30, 2007. Under the terms of the ATVEA, once Suppliers constituting 90% of the total remaining trade debt had executed the ATVEA, Whitehall was required to issue individual unsecured promissory notes, or Trade Notes, on a rolling basis to each of the Suppliers whose trade debt was undisputed in the amount of their respective remaining trade debt balance (50% of each Supplier’s previous total trade debt). On or about April 20, 2007, Suppliers representing 90% of the total remaining trade debt had executed the ATVEA. As a result, Whitehall issued multiple Trade Notes on or about April 20, 2007. No Trade Note was issued to one of the Suppliers, Fabrikant Leer International, due to a dispute between Whitehall and Fabrikant Leer International regarding an offset of approximately $0.5 million for merchandise previously returned or merchandise which was to be returned against the approximately $1.6 million of principal trade debt owed, and the Trade Note is being withheld pending confirmation of the offset. Whitehall has made filings in the Bankruptcy Court in support of its claim to these offsets against the Fabrikant Leer International trade debt.

On or about, May 4, 2007, Whitehall met with certain Suppliers to discuss a further extension of the due date under the Trade Notes; thereby, extending the payment date for the remaining trade debt balance. As a result of this meeting and subsequent conversations between Whitehall and the Suppliers, on or about May 25, 2007, Whitehall sent a proposed NEA to each Supplier who had previously been issued a Trade Note, except for the Fabrikant entities who were in bankruptcy. Under the terms of the NEA, each Supplier who executed the NEA agreed to extend the maturity date under its Trade Note until March 31, 2009. In consideration for a Supplier agreeing to extend the maturity date until March 31, 2009, Whitehall agreed, among other things: (i) to make early payments to such Suppliers for Certain Holiday Merchandise, in an aggregate amount not to exceed $10.0 million, purchased in 2007 and (ii) to have certain additional events of default under the Trade Notes issued to the Suppliers that executed the NEA, including, but not limited to limiting payments to all Suppliers under the Trade Notes in advance of the March 31, 2009 date in excess of an aggregate amount of $2.5 million. These additional events of default, subject to notice and opportunity to cure, are as follows: (1) the failure of Whitehall to pay $2.5 million on September 30, 2007 to all Suppliers who did not execute the NEA, or Non-Participating Suppliers, and, thereby, did not agree to extend the maturity date to March 31, 2009, or to the extent the entire $2.5 million is not used to pay the Suppliers who did not agree to extend the maturity date, the failure to pay the remaining portion of the $2.5 million on a pro-rata basis to the Suppliers who did agree to extend the maturity date; (2) Whitehall pays in the aggregate more than $2.5 million towards individual unsecured promissory notes issued to the participating Suppliers other than in connection with a partial repayment of the individual unsecured promissory notes on a pro-rata basis among all of the suppliers who executed the NEA; (3) Whitehall terminates Edward Dayoob and Michael Don without cause (as defined in their employment agreements); or (4) there is a change in control of Whitehall (for which the merger was not a change of control).

As of December 18, 2007, we received commitments from Suppliers constituting approximately 75% of the outstanding Trade Notes to extend the maturity date of their respective Trade Notes to March 31, 2009, pursuant to the terms of an NEA. Of the $22.3 million in outstanding principal trade debt, the total outstanding principal debt owed to Non-Participating Suppliers is approximately $6.8 million, of which approximately $4.6 million of principal (before certain disputed offsets) was collectively owed to the Fabrikant entities, who have filed for bankruptcy relief under Chapter 11 of the United States Bankruptcy Code. The Fabrikant debt was sold to the Fabrikant debt purchaser during the bankruptcy proceedings. The Fabrikant debt became due and payable on September 30, 2007. We have been engaged in discussions with several third parties to purchase all or a portion of the Fabrikant debt from the Fabrikant debt purchaser, and with such third party purchasers agreeing to extend the payment date of the purchased Fabrikant debt until March 31, 2009. While these discussions are ongoing, at this time we do not have a definitive agreement from any party and there are no assurances that we will be able to reach a final agreement. In the event we are unable to reach a definitive agreement with respect to the Fabrikant debt which provides for an extension of the payment date of the $4.6 million of outstanding principal indebtedness together with accrued interest thereunder, the Fabrikant debt may be required to be repaid prior to March 31, 2009. Of the remaining $2.2 million of Non-Participating Supplier trade debt owed to parties other than the purchaser of note and trade debt from the Fabrikant entities, $2.05 million was paid to Non-Participating Suppliers as of September 30, 2007, representing payment in full of all trade debt obligations to Non-Participating Suppliers that executed the ATVEA. An amount of approximately $0.15 million in outstanding trade debt is still owed to Non-Participating Suppliers who did not execute the term sheets or the ATVEA, and such amounts will be paid in the ordinary course.

The Company is also engaged in negotiations with respect to approximately $0.45 million owed to Suppliers under the ATVEA that have executed the NEA (assuming a third party purchases the Fabrikant debt), with such remaining payments to be made pending culmination of the various negotiations. Subject to notice and opportunity to cure, we may be required to pay the approximately $15.6 million of principal trade debt that was extended pursuant to the NEAs to March 31, 2009 in the event that we default on an obligation under the NEA.

Standby Letters of Credit

As of November 3, 2007, Whitehall maintained standby letters of credit in the aggregate of $5.9 million issued to various third parties as beneficiaries pursuant to contracts entered into in the normal course of business. Such standby letters of credit are secured by our senior credit agreement and reduce the calculated availability of funds from the revolving credit facility pursuant to the senior credit agreement.

Other Contingencies

Subject to the contingencies identified elsewhere in this report, including in Note 19 to the financial statements, “Risk Factors” and “Forward-Looking Statements”, management expects that cash flow from operating activities and funds available under our revolving loan facilities should be sufficient to support our operations through the second quarter of fiscal 2008.

Contractual Obligations

The following summarizes our contractual obligations at January 31, 2007:

(in thousands)	Payments Due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Revolving Credit Facility(1)	$116,777	$8,229	$108,548	$—	$—
Standby letters of credit	6,711	6,711	—	—	—
Term loan(2)	68,080	—	68,080	—	—
Accounts payable, non-current(2)	24,659	24,659	—	—	—
Operating leases	131,519	27,397	44,652	28,854	30,616

Total contractual obligations	$347,746	$66,996	$221,280	$28,854	$30,616

(1)

The revolver includes interest commitments at variable rates, which were assumed to remain the same as those in effect at January 31, 2007 (weighted average effective rate of 9.8%) and based on the outstanding balance at January 31, 2007.

(2)	The term loan and accounts payable include interest commitments at fixed contractual rates of 12.0% and 6.0%, respectively.

In the normal course of business, we issue purchase orders to vendors for purchase of merchandise inventories. The outstanding amount of these purchase orders is not included in the above table, as the purchase orders may be cancelled at our option. In addition, Whitehall is party to employment and severance agreements with certain executive officers.

In December 2005, we entered into an agreement with a vendor conditioned on certain future events to return $3.3 million of diamonds for credit at our full cost in exchange for a commitment to purchase approximately $6.0 million of existing consignment inventory and $1.0 million of new products. The total purchase commitment as of January 31, 2006 was $6.3 million. We amended the agreement and consummated the transaction in February 2006. There were no similar transactions in fiscal year 2006 or the first quarter of fiscal 2007.

Critical Accounting Policies and Estimates

Our significant accounting policies and estimates, including the assumptions and judgments underlying them, are disclosed in the notes to the financial statements. These policies have been consistently applied in all material respects and address such matters as revenue recognition, inventory valuation, depreciation methods and asset impairment recognition. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, we believe the estimates and judgments associated with the reported amounts are appropriate in the circumstances. Management has discussed the development and selection of these significant accounting estimates with the Audit Committee of the Board of Directors. We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity. (See Note 4 to the Fiscal 2006 Financial Statements).

Accounts Receivable

Accounts receivable are recorded at the amount management expects to collect and consists primarily of customer credit card charges and other non-recourse third party credit arrangements for merchandise delivered to the customer for which we have not yet received payment under the terms of the arrangements. Allowance for doubtful accounts represents reserves established to address exposures to charge-backs on credit receivables that have already been collected. We accrue an estimate of expected charge-backs based on our historical chargeback experience. Amounts are charged off when the credit card company deducts the charge-backs from our payments.

Merchandise Inventories

Merchandise inventories are stated principally at the lower of weighted average cost or market. Purchase cost is reduced to reflect certain allowances and discounts received from merchandise vendors. Periodic credits or payments from merchandise vendors in the form of consignment conversions, volume or other purchase discounts and other vendor consideration are reflected in the carrying value of the inventory and recognized as a component of cost of sales as the merchandise is sold. Additionally, to the extent it is not addressed by established vendor return privileges, and if the amount of cash consideration received from the vendor exceeds the estimated fair value of the goods returned, that excess amount is reflected as a reduction in the purchase cost of the inventory acquired. Allowances for inventory shrink, scrap and other provisions are recorded based upon our analysis and estimates. In-bound freight and certain merchandise procurement, central distribution and internal warehouse costs are allocated to inventory and expensed in cost of sales based on inventory turnover.

Certain of our agreements with merchandise vendors provide credits for co-op advertising as calculated as a percentage of net merchandise purchases. In accordance with EITF 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, we classify certain merchandise vendor allowances as a reduction to inventory cost unless evidence exists supporting an alternative classification. We earned vendor allowances for advertising of $3.0 million for fiscal 2006 and $2.6 million for fiscal year 2005. We record such allowances as a reduction of inventory cost, and as the inventory is sold, we recognize a lower cost of sales.

We also obtain merchandise from vendors under various consignment agreements. The consigned inventory and related contingent obligations associated with holding and safekeeping such consigned inventory are not reflected in our financial statements. At the time of sale of consigned merchandise to customers, we record the purchase liability and the related consignor cost of such merchandise in cost of sales.

Legal Contingencies

We are involved in certain legal matters and other claims including those discussed in Note 19 to the financial statements. As required by Financial Accounting Standards Board, or FASB through Statement of Financial Accounting Standards, or SFAS, No. 5 “Accounting for Contingencies”, we determine whether an estimated loss from a loss contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We analyze our legal matters and other claims based on available information to assess potential liability. We consult with outside counsel involved in legal matters when analyzing potential outcomes. Based on the nature of such estimates, it is possible that future results of operation or net cash flows could be materially affected if actual outcomes are significantly different than management’s estimates related to these matters.

Revenue Recognition

We recognize revenue in accordance with the SEC Staff Accounting Bulletin No. 104, “Revenue Recognition.” Revenue from merchandise sales is recognized when delivery has occurred and title and risk of loss has transferred to the customer. We accrue an estimate of expected returns, which have not yet been presented, based on its historical returns experience, which is governed by our merchandise returns policy. Repair revenues are recognized when the service is complete and the merchandise is delivered to the customer. We recognize revenue, net of cost reimbursed to a third party service provider, from the sale of an extended service plan at the time the contract is executed with the customer. We record revenue from layaway program sales at the time the customer fulfills the terms of the program, including receipt of full payment and delivery of the merchandise to the customer. We charge a monthly fee to cover the costs of administration of inactive layaways.

Lease Expense

We lease the premises for our office facilities and all of our retail stores. Certain leases require increasing annual minimum lease payments over the term of the lease. Our retail store lease term is deemed to commence on the date we have access to and control of the retail space, which is generally two months earlier than the date we become legally obligated for rent payments. Minimum lease expense under these agreements is recognized on a straight-line basis over the terms of the respective leases.

Virtually all leases covering retail stores provide for additional contingent rentals based on a percentage of sales. These costs are expensed in the period incurred.

Accounting for Stock Based Compensation

In December 2004, the FASB issued SFAS No. 123R (revised 2004), “Share-Based Payment”, or Statement 123R. This statement revised SFAS No. 123 and requires companies to expense the value of employee stock options and similar awards. We adopted Statement 123R on February 1, 2006, using the modified prospective method, whereby we applied Statement 123R to new and modified awards beginning February 1, 2006. Additionally, we were required to recognize compensation cost as expense for the portion of outstanding unvested options, based on the grant-date fair value of those awards calculated using the fair value measurement of the unvested options issued. There were no options granted or modified in fiscal year 2006.

We previously accounted for stock-based compensation according to Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” which results in no charge to earnings or losses when options are issued at fair market value.

Long-Lived Assets

On an annual basis or earlier, whenever facts and circumstances indicate potential impairment, we evaluate the recoverability of long-lived asset carrying values, using projections of undiscounted future cash flows over remaining asset lives. When impairment is indicated, it is measured by the excess of carrying values over fair values. In evaluating long-lived retail store assets for impairment, we consider a number of factors such as a history of consistent store operating losses, sales trends, store management turn-over, local competition and changes in mall demographic profiles.

Based on the nature of such estimates, it is possible that future results of operations or net cash flows could be materially affected if actual outcomes are significantly different from our estimates related to these matters.

Accounting for Goodwill and Other Intangibles

Goodwill represents the excess of cost over the fair value of assets acquired in purchase business combinations. Under SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is reviewed annually in the fourth quarter (or more frequently if impairment indicators arise) for impairment. Intangible assets are carried at cost, less accumulated amortization. Trade name costs are amortized on a straight-line basis over 30 years. Customer mailing list costs are amortized on a straight-line basis over seven years. Favorable leases are amortized on a straight-line basis over the remaining lease term.

Accounting for Guarantees

We have adopted the guidance of FASB Interpretation No. 45-3, “Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners” requiring companies to disclose minimum revenue guarantees in accordance with the guidelines provided in FIN 45 for interim and annual financial statements. We have reflected the required disclosures in its financial statements. Under our bylaws, we have agreed to indemnify our officers and directors for certain events or occurrences while the officer or director is serving, or was serving, at our request in such capacity. Under the 2006 merger agreement, all rights to exculpation and indemnification for acts or omissions occurring prior to the effective time in favor of our current or former directors or officers or employees or agents or any of its subsidiaries or other entities, at our request or any of our subsidiaries, as provided in our charter or bylaws or in any agreement, will survive the 2006 merger and will continue in full force and effect in accordance with their terms. The maximum potential amount of future payments we could be required to make pursuant to these indemnification obligations is unlimited; however, we have a directors and officers liability insurance policy that, under certain circumstances, enables us to recover a portion of certain future amounts paid. We have no liabilities recorded for these obligations as of January 31, 2007; however, reference is made to Note 19 to the financial statements with respect to legal contingencies.

New Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, or FIN 48. “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No 109”. FIN 48 clarifies the accounting for uncertainty income taxes recognized in a company’s financial statements in accordance with SFAS No. 109 “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measure of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 in the first quarter of fiscal 2007. See Note 3 to the quarterly financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosure about fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact adoption may have on its results of operation or financial position.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires an entity to quantify misstatements using a balance sheet and income statement approach, and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. The adoption of SAB No. 108 is effective for fiscal years ending on or after November 15, 2006. We became publicly held on July 27, 2007 and accordingly adopted SAB No. 108 during the first quarter of fiscal year 2007. The adoption of SAB No. 108 did not have a material effect on the Company’s results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides companies with an option to report many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The FASB believes that SFAS No. 159 helps to mitigate accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities, and would require entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The new statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, “Fair Value Measurements.” This statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are in the process of evaluating the impact, if any, that the adoption of SFAS No. 159 will have on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company’s exposure to changes in interest rates relates primarily to its borrowing activities to fund business operations. The Company principally uses floating rate borrowings under its revolving credit facility. The Company currently does not use derivative financial instruments to protect itself from fluctuations in interest rates.

The information below summarizes the Company’s interest rate risk associated with debt obligations outstanding as of January 31, 2007. The table presents principal cash flows and related interest rates by fiscal year of maturity or re-pricing date.

(in thousands)	2007	2008	Total
Variable rate (a)	$83,860	—	$83,860
Average interest Rate	11.1%	—	11.1%

(a)

Interest rates charged on the facility float based, at the option of the Company, on (i) the LIBOR rate plus 250 basis points or (ii) the higher of (a) LaSalle’s prime rate and (b) the federal funds effective rate plus 50 basis points. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Other Liquidity and Capital Resources Elements—Revolving Credit Facility”.

Gold Price Risk

The Company does not hedge gold price changes. Current increases in gold prices have had and may have a future negative impact on gross margin to the extent sales prices for such items do not increase commensurately.

Diamond Price Risk

Recent increases in diamond prices may have a future negative impact on gross margin to the extent that sales prices for such items do not increase commensurately.

Inflation

The Company believes that inflation generally has not had a material effect on the results of its operations. There is no assurance, however, that inflation will not materially affect the Company in the future.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

OUR BUSINESS

On July 27, 2007, we entered into the merger agreement, pursuant to which Whitehall became a wholly owned subsidiary of ours. Since we have not operated a business since November 2004, when we emerged from bankruptcy, until the Merger, the description of our business is principally a description of the business of Whitehall, our wholly owned subsidiary.

The Merger and the 2007 Equity Transactions

The Merger

Pursuant to the merger agreement, at the effective time of the Merger, WBT Acquisition Corp. merged with and into Whitehall, with Whitehall remaining as the surviving entity and a wholly owned operating subsidiary of ours by cancelling its common stock outstanding and issuing to us one share of Whitehall Jewelers, Inc. common stock. In addition, pursuant to the Merger, the legal existence of WBT Acquisition Corp. ceased and all of the WBT Acquisition Corp. common stock that was outstanding immediately prior to the Merger was cancelled. At the same time and pursuant to the merger agreement, we issued to the former shareholders of Whitehall an aggregate of 24,853,800 shares of our common stock, which represented 62.21% of our issued and outstanding common stock, after giving effect to the issuance of our common stock pursuant to the 2007 Equity Transactions, but not counting additional shares of capital stock acquired by entities managed by Prentice in the 2007 Equity Transactions. Entities managed by Prentice also subscribed for an additional 7,134,941 shares of our common stock and warrants to purchase 3,567,471 shares of our common stock pursuant to the 2007 Equity Transactions, and therefore upon conclusion of the Merger and the 2007 Equity Transactions, entities managed by Prentice collectively owned 64.93% of our issued and outstanding common stock. In addition, pursuant to the merger agreement, options to purchase 9,847 shares of Whitehall Jewelers, Inc. common stock, each at an exercise price of $850 per share prior to the Merger, were converted into options to purchase 2,447,129 shares of our common stock, each at an exercise price of $3.42 per share. The merger agreement was approved by each of the Company’s, WBT Acquisition Corp.’s and Whitehall’s Board of Directors, as well as by Whitehall and WBT Acquisition Corp.’s shareholders by unanimous written consent, on July 27, 2007.

Prior to the effective time of the Merger there were 479,438 shares of our common stock issued and outstanding.

We entered into an advisory agreement, dated as of July 27, 2007, with Halter Financial Group, L.P. and Halter Financial Investments, L.P., or the advisory agreement, pursuant to which Halter Financial Group, L.P. agreed to provide financial advisory services in connection with the Merger and other matters after the Merger. Pursuant to the Advisory Agreement, upon completion of the Merger, Halter Financial Group, L.P. received a fee of $300,000. In addition, pursuant to the advisory agreement, Halter Financial Investments, L.P. surrendered to us for cancellation as treasury shares 20,562 shares of our common stock. Halter Financial Group, L.P. has agreed to indemnify us from certain costs that may arise in connection with our plan of reorganization, as set forth in the advisory agreement. Halter Financial Investments, L.P. has also agreed not to issue, sell, offer or agree to sell, grant any option for the sale of, pledge, enter into any swap, derivative transaction or other arrangement that transfers to another, any of the economic consequences of ownership with respect to the 164,719 shares of common stock during the period beginning on July 27, 2007 and continuing to and including the date that is the earlier of six months from such date, and the date that this registration statement was declared effective.

On September 6, 2007, we filed a Certificate of Amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware and the Securities and Exchange Commission in which we amended our certificate of incorporation to (i) increase our authorized number of shares of common stock from 40 million shares to 100 million shares, and (ii) change our name to Whitehall Jewelers Holdings, Inc. from BTHC VII, Inc. Upon closing of the Merger and the 2007 Equity Transactions, our stockholders prior to the Merger controlled approximately 479,438 shares of our common stock or 1.2% of our outstanding shares of our common stock.

The foregoing description of such agreements and the transactions contemplated thereby do not purport to be complete and are qualified in their entireties by reference to such filed exhibits.

The 2007 Equity Transactions

Concurrent with the Merger, we entered into the securities purchase agreement, by and among us, Whitehall, the purchasers named therein and Lowenstein Sandler PC (with respect to certain provisions only), and consummated the transactions contemplated thereby on July 27, 2007. The securities purchase agreement provided for the sale by us to the purchasers of a total of 14,619,883 shares of our common stock, at a price of $3.42 per Share for aggregate gross proceeds of $50 million. The purchasers also received warrants to purchase up to 7,309,943 shares of common stock at an exercise price of $4.10 per share. Roth Capital Partners, LLC acted as exclusive placement agent and received a fee of approximately $1.8 million. We issued a press release on July 30, 2007 announcing our entry into the securities purchase agreement and describing the transactions contemplated thereby.

All of the purchasers represented that they were “accredited investors,” as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, and the sale of the Shares and Warrants was made in reliance on exemptions provided by Regulation D and Section 4 (2) of the Securities Act of 1933, as amended.

In connection with the securities purchase agreement, if we fail to cause the Registration Statement to remain effective for the lesser of (i) such time as all of the Shares and Warrant Shares required to be covered by the registration statement have been publicly sold by the selling stockholders, and (ii) such shorter period for the availability of sales of the Shares and Warrant Shares pursuant to Rule 144(k) promulgated under the Securities Act of 1933, as amended, except for allowable grace periods, we shall be required to pay the purchasers liquidated damages equal to 1% of the aggregate purchase price for the Shares per month until such failures are cured, subject to a cap of 10%. In the event that the Company fails to cause the Registration Statement to remain effective within the time frame set forth above, the total aggregate amount of liquidated damages to be paid in cash to the purchasers, would be $500,000 per month, up to a maximum aggregate payment of $5 million. Notwithstanding the foregoing, no liquidated damages shall be due pursuant to the registration rights agreement as a result of any failure caused by the application of Rule 415 by the SEC and no liquidated damages shall be payable with respect to the Warrants or the Warrant Shares.

On July 27, 2007 PWJ Funding, LLC, PWJ Lending LLC and Holtzman entered into a Lock-Up Agreement or the Lock-Up Agreement for the benefit of the purchasers and agreed not to issue, sell, offer or agree to sell, grant any option for the sale of, pledge, enter into any swap, derivative transaction or other arrangement that transfers to another, any of the economic consequences of ownership of any of their respective shares (other than the Shares and Warrants purchased by PWJ Funding, LLC and PWJ Lending LLC pursuant to the securities purchase agreement and the Warrant Shares underlying the Warrants purchased PWJ Funding, LLC and PWJ Lending LLC pursuant to the securities purchase agreement) beginning on July 27, 2007 and continuing to and including the date that is 180 calendar days after the date that the registration statement was declared effective.

In connection with the 2007 Equity Transactions, Whitehall incurred expenses which included, without limitation, commissions to the placement agent, legal and accounting fees, and other miscellaneous expenses, of approximately $2.2 million.

We did not use any form of advertising or general solicitation in connection with the sale of the Shares and Warrants. The Shares, the Warrants and the Warrant Shares are non-transferable in the absence of an effective registration statement under the Securities Act of 1933, as amended, or an available exemption from registration, and all certificates were imprinted with a restrictive legend to that effect. The description of the 2007 Equity Transactions described in this registration statement on Form S-1 does not purport to be complete and is qualified in its entirety by reference to the securities purchase agreement, the registration rights agreement, and the Warrant, (collectively, the Transaction Documents), all of which are incorporated herein by reference. The forms of the

Transaction Documents have been included to provide investors and security holders with information regarding their terms. They are not intended to provide any other factual information about us. The Transaction Documents contain certain representations, warranties, covenants and indemnification provisions with respect to any breaches of such representations, warranties or covenants. Investors and security holders should not rely on the representations and warranties as characterizations of the actual state of facts because they were made only as of the respective dates of the Transaction Documents. In addition, information concerning the subject matter of the representations and warranties may change after the respective dates of the Transaction Documents, and such subsequent information may not be fully reflected in our public disclosures.

Overview of Business

Through our operating subsidiary, Whitehall, formerly known as Marks Bros. Jewelers, Inc., founded in 1895 and incorporated on November 20, 1947, we have been a national specialty retailer of fine jewelry offering a selection of merchandise in the following categories: diamonds, gold, precious and semi-precious jewelry and watches. As of December 18, 2007, the Company operated 315 stores in 37 states. The Company operates stores in regional and super regional shopping malls under the names Whitehall® and Lundstrom®.

Significant Company Changes

Whitehall has experienced a number of changes during fiscal 2005, fiscal 2006 and fiscal 2007, including, but not limited to, the following: six different Chief Executive Officers since fiscal 2005; major changes in its bank loan facilities; the infusion of $30.0 million from affiliates of Prentice and Holtzman in October 2005 pursuant to a Bridge Loan Agreement (as defined in Management’s Discussion and Analysis and Analysis of Financial Condition and Results of Operations—Term Loan) (as amended by the Term Loan Agreement, the Amended and Restated Term Loan Agreement and the Second Amended and Restated Term Loan Agreement to allow additional funding amounts of $20.0 million in February 2006, $12.5 million in February 2007, $12.5 million in March 2007 and $7.5 million in June and July 2007) and as paid in full pursuant to the Contribution Agreement, a new $35.0 million Senior Term Loan facility in May 2007 which was repaid in full following the 2007 Equity Transactions, $25.0 million of which repaid amounts borrowed from affiliates of Prentice in 2007; the closing of numerous retail store locations during the period from November 2005 through April 2006; and net losses totaling $84.4 million for fiscal 2005 and $44.9 million for fiscal 2006. As of September 2, 2006, Whitehall has been governed by a Board of Directors, the majority of its members are affiliated with Prentice and/or Holtzman. Since the 2006 merger, the Company has been testing and evaluating different means to increase sales and return to profitability through new store formats, different merchandise strategies, consumer credit tests and other operational and organizational changes.

Store Closings

On November 1, 2005, the Company announced plans to close 77 of its retail stores and liquidate inventory through store closure sales. As a result, the Company recorded an impairment charge of approximately $8.4 million and an inventory valuation allowance of $19.9 million. The decision to close these stores resulted in an impairment of the respective stores’ long-lived assets, as the carrying amount of the respective stores’ long-lived fixed assets was not recoverable as such assets will be disposed of before the end of their previously estimated useful lives. These store closings were completed on April 26, 2006. All costs and proceeds associated with these store closures have been recorded in accordance with FASB Statement No. 146, or SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” All activity related to the closed stores under this plan, including costs associated with the closing activities, are reflected as discontinued operations.

Operating Strategies

The principal elements of the Company’s current operating strategy are as follows:

Small, Flexible Store Format. The Company’s average store size in fiscal 2006 was approximately 900 square feet and the store layouts adapt to various sizes and configurations. The Company’s stores are typically located in high visibility mall locations. The stores’ open design appeals to customers, while facilitating foot traffic and enhancing sales opportunities for the Company. Furthermore, the stores’ small, flexible format and sales per square foot productivity are desirable to mall owners.

Brand Imaging. The Company reinforces the image of its store brand names, Whitehall and Lundstrom through merchandise selection and price points, marketing and promotions. Whitehall is the Company’s primary trademark. Having two brands has allowed the Company to enter a given mall with multiple locations, leverage its infrastructure within a given region and increase the number of potential store sites available to the Company.

Merchandising. The Company offers a selection of merchandise in the following categories: diamonds, gold, precious and semi-precious jewelry and watches. Within these categories, the Company augments its selection with consignment merchandise. In recent periods, the Company has emphasized higher price point merchandise. For example, in fiscal 2006 more than 35% of the Company’s overall sales resulted from purchases of items priced at or above $1,500. The Company carries a limited selection of watches in most stores and virtually no costume jewelry or non-jewelry gift merchandise.

Sales-Oriented Store Personnel. The Company believes that the quality of its sales personnel is important to its success. The Company’s sales personnel are authorized to discount prices within specifically developed guidelines to assist their selling efforts. The Company seeks to enhance the selling skills of its sales associates through recruitment of experienced sales personnel and training programs. Certain non-sale activities are centralized, allowing sales personnel to focus more on the Company’s customers.

Absence Of Recourse Credit Risk. The Company has operated based upon a “no credit risk” policy. When purchasing on credit, customers historically have had to use their personal credit cards (e.g., Visa, Mastercard, American Express and others), the Company’s private label credit card (which is available through a third party and is non-recourse to the Company) or other non-recourse third party credit arrangements. This policy limits credit risk associated with a customer’s failure to pay. Recourse against the Company is limited to those cases where the receivable itself is defective (such as incorrectly completed documentation or situations involving fraud). In cooperation with G.E.C.C. the Company’s private label credit card program provider, the Company often offers its customers competitive, interest-free terms for varying periods of time and other attractive offerings in order to promote jewelry. The Company tests additional credit arrangements with other third parties from time-to-time.

In addition to the strategies set forth above, the Company is also in the process of implementing initiatives intended to increase sales, improve gross margin, and reduce certain operating expenses. Several of the planned initiatives are in progress, including, but not limited to: (1) improving management over field operations through a restructuring of the Company’s field supervisory structure; (2) implementing new field incentive compensation plans; (3) re-pricing of certain merchandise items to improve their initial mark-up; (4) increasing control over in store price discounting; (5) reducing professional fees which in fiscal 2005 were driven primarily by the Company’s various financing; and (6) pursuing strategic acquisitions of companies in the jewelry business.

Store Operations

Site Selection. The Company is disciplined in its site selection methodology. The Company’s stores have averaged approximately 900 square feet and the layout is flexible. The Company has typically located its stores in high traffic, “center court” or corner locations in desirable regional and super-regional malls throughout the United States. The Company has selected locations for stores based on its evaluation of individual site economics and market conditions. The Company opened 14 stores in fiscal 2006, nine of which were stores previously closed as part of the closing of the 77 stores described above. The Company closed four stores during the fourth quarter. The Company closed eight stores during the first quarter of fiscal 2007. The Company expects to open 10 new stores during the year. The Company’s ability to open additional stores will depend upon the operating performance of its existing stores and the Company’s relationships with its landlords as well as general economic and market conditions. The Company will be testing several different store concepts, some of which utilize larger stores.

Store Layout. Most of the Company’s stores have an open storefront. Stores are generally designed to have display cases situated near the lease line. Formatting the stores in this “customer- friendly” manner and without a formal entryway allows a casual mall shopper to come in close contact with the store’s merchandise.

Store Management. Typically, each of the Company’s stores is operated under the direction of a store manager who is responsible for management of all store-level operations, including sales and most personnel matters. A number of non-sales related administrative functions are performed at the Company’s corporate office in Chicago. The store managers are assisted by a staff that often includes an assistant manager and four to eight sales associates, determined based upon store operating hours and anticipated sales volume. As of December 18, 2007, the Company had approximately 28 regional managers, each supervising approximately 11 stores, who concentrate their efforts on execution of store-focused sales strategies. In addition, three divisional vice presidents oversee all field operations and concentrate their efforts on the execution of store-focused sales strategies, compliance with operating policies, and communication between the corporate office and the field. The Company’s President and Chief Operating Officer is responsible for store operations, including the oversight of the three divisional vice presidents.

Operating Cost Controls. The Company’s store operations are designed to maintain low operating costs at the store level. The Company’s small average store size reduces fixed costs, and the lack of recourse credit has eliminated the need for most overhead expenses normally associated with credit operations. The Company seeks to reduce store-level operating costs through efficient sales staff utilization and the control of hourly rates and overtime hours.

Store Employee Compensation. The Company seeks to hire experienced sales personnel and motivate its store employees by linking a percentage of employee compensation to individual and/or store sales performance, as well as by offering opportunities for promotion.

Employee Training. The Company believes that providing knowledgeable and responsive customer service is important to its success. New sales staff receive on-the-job training upon the commencement of employment. The Company utilizes a workbook-based program of product knowledge, sales and operational process training. New store managers undergo a similar sequence of learning activities.

Merchandising

The Company believes that an important element of its success is its merchandising strategy, which reflects its customer orientation and small store format. The Company seeks to provide an assortment of items across a broad range of price points in its product categories: diamonds (such as diamond jewelry, diamond solitaires and bridal), gold, precious and semi-precious jewelry and watches. In recent periods, the Company has emphasized higher price point merchandise. For example, in fiscal 2006 more than 35% of the Company’s overall sales resulted from purchases of items priced at or above $1,500. The Company carries a limited selection of watches and virtually no costume jewelry or non-jewelry gift merchandise. In addition, customers may special-order certain items, which are not offered in the Company’s store merchandise assortment.

On average, the Company’s stores each offer approximately 2,850 individual items, including approximately 2,000 core assortment items. These core items, which comprise many of the Company’s more popular merchandise programs, accounted for approximately 69% of net sales in fiscal 2006. The following table sets forth the Company’s percentage of total merchandise sales by category for the following periods:

	Fiscal Year Ended January 31,
	2007	2006	2005
Diamonds	71.6%	70.3%	68.5%
Gold	10.7%	13.8%	12.7%
Precious/Semi Precious	11.2%	10.4%	13.2%
Watches	6.5%	5.5%	5.6%

Total Merchandise Sales	100.0%	100.0%	100.0%

The Company customizes the merchandising of its stores based upon each store’s sales volume and historical selling patterns. The Company tests new items in its stores and monitors their sales performance to identify additional sales opportunities.

Along with its merchandise assortments, the Company provides jewelry repair services to its customers (sales of which represented 2.8% of fiscal 2006 net sales) and jewelry service plans provided through a third party provider (sales from which represented 3.0% of fiscal 2006 net sales). Jewelry repair services are provided through independent jewelers under contract, which are performed on-site at some of the Company’s stores.

Jewelry Service Plan

Whitehall entered into an agreement with National Electronics Warranty Corporation, or N.E.W., on March 12, 2000 to provide administration of a service contract program for merchandise purchased by Whitehall customers. Under this program, Whitehall offers for sale to its customers service contracts for merchandise purchased in its stores (referred to as a jewelry service plan, or JSP, or watch service plan, or WSP. The charges for purchasing a service plan are typically based on the original sale price of the merchandise. N.E.W. provides claims coverage for merchandise through a third party insurer and charges Whitehall a percentage of the retail price of the service contract sale price for such services. The agreement with N.E.W. currently provides an option for either party to terminate the agreement on March 14, 2008 with certain notice periods required under the agreement. If neither party terminates the agreement, it automatically renews for an additional two-year period.

Advertising and Promotions

The Company’s advertising strategy includes in-store and point-of-sale marketing and direct mail campaigns. The Company’s customer database, which consisted of over 600,000 customers as of January 31, 2007, has allowed the Company to develop targeted advertising, marketing and promotional campaigns. The Company tests various direct mail campaigns as part of its advertising initiatives. Special promotions such as diamond restyling events, as well as point-of-sale signage and in-store flyers, are designed to increase traffic through the Company’s stores and encourage customers to make purchases. These promotions vary from year to year and among stores. The Company has expanded its advertising strategy to include newspaper inserts, the first of which were distributed for the 2006 holiday season.

The Company generally offers customers a 30-day return policy for watches and a 90-day return policy for jewelry. In addition, the Company offers a trade-in policy for certain merchandise.

The Company offers a layaway program that enables the Company’s customers to hold an item at its stores and pay for it over a six-month period without interest charges. The customer is required to make an initial deposit to establish the layaway and is required to make monthly payments. The Company retains possession of the merchandise placed in layaway until the customer has made all required payments.

Credit

The Company has operated based upon a “no credit risk” policy. When purchasing on credit, customers historically have had to use their personal credit cards (e.g., Visa, MasterCard, American Express and others), the Company’s private label credit card (which is available through a third party, G.E.C.C., and is non-recourse to the Company) or other non-recourse third-party credit arrangements. This policy limits credit risk associated with a customer’s failure to pay. The agreement with G.E.C.C. is effective as of May 31, 2005 and has a five year term. Unless notice of termination is given in accordance with the terms of the agreement prior to the end of the term, the agreement will automatically renew for one-year terms. The Company believes that its ability to offer credit through its private label credit cards and other non-recourse arrangements is attractive to many customers, including those who prefer not to have their jewelry purchases count toward their credit limits on their personal third-party credit cards. Sales on the Company’s private label credit card or other non-recourse third-party credit arrangements tend to generate higher average sales. In fiscal 2006, the Company’s average private label credit card sale was approximately $986, compared to its average personal credit card sale of approximately $294.

Under the credit programs, the financial services companies have no recourse against the Company based on the customer’s failure to pay: recourse against the Company is limited to those cases where the receivable itself is defective (such as incorrectly completed documentation or certain situations involving fraud). The Company’s expense related to these cases was approximately 0.1% of sales during fiscal year 2006. The Company’s credit card discount expense for fiscal year 2006 and fiscal year 2005 represented 2.9% of credit sales, for each year. In general, the Company’s credit card discount expense is higher for its private label programs than for personal credit cards, such as Visa and MasterCard. G.E.C.C. provides credit to the Company’s customers using its own credit criteria and policies. The Company currently pays a fee to G.E.C.C. based primarily upon the volume of credit and type of promotion extended. The Company has similar non-recourse arrangements with other financial services companies, which the Company uses in addition to G.E.C.C.’s program to assist customers in financing their purchases.

In addition, the Company utilizes a check authorization company, which for a fee, guarantees payments on transactions involving certain personal checks. The Company continues to test additional credit arrangements.

From time to time, the Company offers its customers interest-free promotions on its private label credit program. Under this program, G.E.C.C. offers customers a financing arrangement with no interest for certain periods of time (e.g., three months no interest, six months no interest, 12 months no interest), for which the Company pays G.E.C.C. a rate that varies based on the average transaction size and type of credit promotion. This program has enabled the Company to offer its customers competitive, interest-free terms and other attractive promotions despite the “no credit risk” policy.

Under the terms of the Company’s private label credit agreement with G.E.C.C., the Company has pledged to G.E.C.C. a letter of credit through its bank in the amount of $3.0 million.

Seasonality

The Company’s business is highly seasonal. During fiscal 2006, 38% of the Company’s sales were generated during the fourth fiscal quarter ended January 31, 2007. The fourth quarter of fiscal 2006 resulted in net income before discontinued operations of $1.0 million as compared to a net loss before discontinued operations of $46.7 million recorded in the previous three quarters. Historically, income has been generated in the fourth fiscal quarter ending each January 31 and has represented all or a majority of the income generated during the fiscal year. In recent years, the Company has generated operating losses in each of the first three fiscal quarters. The Company has historically experienced lower net sales in each of its first three fiscal quarters and expects this trend to continue.

Purchasing

The Company does not manufacture its merchandise. The Company purchases substantially all of its inventory, including loose gems, directly from leading suppliers located in the United States and abroad. The Company purchases merchandise from approximately 100 vendors, primarily in the United States, Israel, Italy, India, China, and the Far East, who supply various jewelry products under U.S. dollar-denominated agreements. During fiscal 2006, the Company’s largest supplier and five largest suppliers accounted for approximately 14% and 42%, respectively, of the merchandise the Company purchased. During fiscal 2005, the Company’s largest supplier and five largest suppliers accounted for approximately 11% and 41%, respectively, of the merchandise the Company purchased. The Company has certain subcontracting arrangements with jewelry finishers to set loose diamonds and gemstones into rings and other jewelry, using styles established by the Company or by other companies. Despite difficulties during fiscal 2005 (including the Company’s need to request temporary extensions of payment terms and numerous changes in management), the Company believes that the relationships it has established with its suppliers and subcontractors are good. The Company believes that adequate alternative sources of supply exist for most of the merchandise sold in its stores. However, the loss of one or more of the Company’s major suppliers, particularly at certain critical times of the year, could have a material adverse effect on the Company.

The Company maintains a quality assurance program, with most shipments from suppliers being counted or weighed and visually inspected upon receipt at the Company’s distribution center in Chicago, Illinois.

During fiscal 2006, the Company’s average net monthly investment in inventory (the total cost of inventory owned and paid for) was approximately 64% of the total cost of the Company’s on- hand merchandise with the remaining percentage being trade payables and consignment inventory. Under the terms of the Company’s vendor trading agreements for non-consignment inventory, the Company is often granted return privileges, based on a formula, which permit the Company to return certain unsold merchandise. The Company’s consignment inventory permits the Company to have more merchandise available for sale in stores, providing increased selection while reducing the Company’s inventory risk.

As a participant in the jewelry industry, the Company is affected by general industry-wide fluctuations in the prices of diamonds and gold and, to a lesser extent, other precious and semi-precious metals and stones. During fiscal 2006, diamonds, gold, and precious and semiprecious jewelry accounted for approximately 94% of the Company’s total merchandise sales. In recent periods, the Company has experienced increases in diamond prices. The supply and price of diamonds in the principal world markets are significantly influenced by a single entity, the Diamond Trading Company (formerly called the Central Selling Organization), a marketing arm of DeBeers Consolidated Mines Ltd. of South Africa. The Diamond Trading Company has traditionally controlled the marketing of the substantial majority of the world’s supply of diamonds and sells rough diamonds to worldwide diamond cutters from its London office in quantities and at prices determined in its discretion. Several years ago the Diamond Trading Company implemented a “Supplier of Choice” initiative. The impact of this initiative on the diamond supplier base is not yet fully known. The availability of diamonds to the Diamond Trading Company and the Company’s suppliers is to some extent dependent on the political situation in diamond producing countries, such as South Africa, Botswana, Zaire, Canada, republics of the former Soviet Union and Australia, and on continuation of the prevailing supply and marketing arrangements for raw diamonds. Until alternate sources are developed, any sustained interruption in the supply of diamonds or any oversupply from the producing countries could adversely affect the Company and the retail jewelry industry as a whole.

The Company alters the mix of its products from time to time and it has over the last several years increased the percentage of higher priced items in its stores. Higher priced jewelry items tend to have a slower rate of turnover, thereby increasing the risks to the Company associated with price fluctuations and changes in fashion trends.

Inventory Loss Prevention

The Company undertakes substantial efforts to safeguard its jewelry inventory from loss and theft, including the use of security alarm systems and safes at each store and the taking of daily inventory of higher value items. In addition, the Company’s inventory management and control system, which tracks each item in the Company’s inventory, provides a further check against loss or theft. The Company has a full-time executive who directs its loss prevention department. The loss prevention department consists of corporate and field-based employees who are responsible for the development and maintenance of loss prevention procedures, including training and investigations. The Company maintains insurance (subject to certain deductibles) covering the risk of loss of merchandise in transit, on store premises and in the Company’s distribution facility, whether owned or on consignment, in amounts that the Company believes are reasonable and adequate for the types and amounts of merchandise that it carries. During fiscal 2006, inventory shrinkage was 0.8% of sales.

Management Information Systems

The Company utilizes customized management information systems throughout its business to facilitate the design and implementation of selling strategies and as an integral part of its financial and other operational controls. The Company’s management information system utilizes IBM AS400 systems as its foundation. The system incorporates point-of-sale computers in the Company’s stores with a merchandise management and purchase order management system and utilizes software designed for the jewelry industry. The information system has been upgraded to support the Company’s current needs but further upgrading is necessary to support the Company’s operations and future growth.

The Company uses the management information system to track each individual item of merchandise from receipt to ultimate sale to the customer or return to the vendor. As a result, management can closely monitor inventory by location, sales, gross margin, inventory levels and turnover statistics, reallocating inventory among stores when beneficial. This system enables management to review the productivity and performance of each store and employee. The system allows the Company to manage inventory at the store level, including the automatic replenishment of merchandise typically once or twice a week.

The system automatically provides a daily reconciliation of each store’s transactions for prompt investigation of discrepancies. The point-of-sale computers are polled nightly and updated data is available at the beginning of the following day for use by support office and store supervisory personnel, and for transfer into the Company’s accounting, merchandising and other management information systems.

The Company has implemented, through its point-of-sale system, the ability to capture and retain selected customer data from each sale (name, address, phone, birthday, anniversaries, historical purchases, etc.). The Company’s store managers and sales associates often use this data to anticipate and facilitate future add-on purchases by the Company’s customers. The Company also uses the customer data in its direct marketing promotional campaigns.

Competition

The jewelry retail business is fragmented and is subject to increasingly intense competition. The Company primarily competes with national and regional jewelry chains and local independently owned jewelry stores, especially those that operate in malls or off-mall superstores, as well as with department stores, mass merchant discount stores, direct mail suppliers, televised home shopping networks and Internet commerce. Diamond Promotional Service, a marketing arm of DeBeers, has traditionally supported the national marketing of diamonds. Certain of the Company’s competitors are substantially larger and have greater financial resources than the Company and can take advantage of national advertising programs. Some of the Company’s competitors, such as Signet Group plc, which owns Kay Jewelers, Jareds and some regional chains, have substantially increased their marketing expenditures in recent periods, which the Company believes has resulted in increases in their market share. The Company believes that it competes for consumers’ discretionary spending dollars with retailers that offer merchandise other than jewelry.

The Company believes that the primary competitive factors affecting its operations are store location and atmosphere, quality of sales personnel and service, breadth, depth and quality of merchandise offered, pricing, credit, marketing and the Company’s stores’ reputation.

Over the past several years a number of businesses began marketing fine jewelry via the Internet. Large scale consumer acceptance of Internet fine jewelry retailing is impacting the jewelry retailing business, resulting in additional competition for sales and lower price points and margins, and the Company believes that the increase of Internet retailing has adversely affected the Company’s results of operations and financial condition. The Company is not currently transacting Internet sales of jewelry.

Intellectual Property

Whitehall® and Lundstrom® are registered trademarks in the United States. The Company sells proprietary branded solitaire diamond merchandise under the White Star® brand. The Company also has registered the Internet domain names “whitehalljewelers.com,” “whitehalljewellers.com” and “lundstromjewelers.com” although the Company is not currently transacting Internet sales.

Employees

As of November 3, 2007, the Company had approximately 2,734 employees, including approximately 2,537 full- and part-time store level employees. The Company usually hires a limited number of temporary employees during each Christmas selling season. None of the Company’s employees are represented by a union. The Company has experienced and continues to experience substantial employee turnover.

Regulation

The Company’s operations are affected by numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing, enforcement and advertising of credit accounts, and limitations on the maximum amount of finance charges that may be charged by a credit provider. Although credit to the Company’s customers historically has been provided by third parties with limited recourse to the Company based upon a customer’s failure to pay, any restrictive change in the regulation of credit, including the imposition of, or changes in, interest rate ceilings, could adversely affect the cost or availability of credit to the Company’s customers and, consequently, the Company’s results of operations or financial condition. For more information regarding the Company’s credit programs, see “—Credit.”

In addition, the Company’s operations are affected by federal and state laws relating to marketing practices in the retail jewelry industry. The Company is also regulated by federal and state laws related to the Company’s provision of jewelry service plans.

The Company is subject to the jurisdiction of federal, various state and other taxing authorities. From time to time, these taxing authorities review or audit the Company.

PROPERTIES

As of December 18, 2007, the Company operated 315 stores in 37 states. These states are AL, AZ, CA, CO, CT, DE, FL, GA, IA, IL, IN, KY, LA, MA, MD, MI, MN, MO, NC, NE, NH, NJ, NM, NV, NY, OH, OK, OR, PA, RI, SC, TN, TX, VA, WA, WI and WV. The Company operates locations in many major cities, including, but not limited to Atlanta, Chicago, Ft. Worth., Houston, Indianapolis, Las Vegas, Memphis, Miami, Phoenix, San Antonio, San Diego and San Jose. All of these stores are leased and are predominantly located in regional or super-regional malls. The Company’s typical new store lease has a term of 10 years plus the first partial lease year. Terms generally include a minimum base rent, a percentage rent payment based on store sales and certain other occupancy charges. As of December 18, 2007, the average remaining life of the leases for the Company’s stores was slightly over four years. While there can be no assurance, the Company expects generally to be able to renew desirable leases as they expire.

The Company moved to its new corporate offices in fiscal year 2006. The Company leases approximately 52,000 square feet of office and administrative space in Chicago, Illinois, in an office building housing the Company’s corporate headquarters, distribution functions and quality assurance operations.

LEGAL PROCEEDINGS

Resolution of Class Action Lawsuits Federal Derivative Complaints and State Derivative Complaint

Class Action Lawsuit, State Derivative Complaints and Federal Derivative Complaints

The Company was party to Class Action Complaints, State Derivative Complaints and Federal Derivative Complaints filed against the Company and certain of its former officers and directors beginning in fiscal year 2004. The consolidated Class Action Lawsuit (Greater Pennsylvania Carpenters Pension Fund v. Whitehall Jewellers, Inc. Case No. 04 1107) alleged that the Company and its officers made false and misleading statements and falsely accounted for revenue and inventory during the putative class period. The consolidated class action complaint alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. The State Derivative Complaints filled in Illinois (Richard W. Cusack, et al. v. Sheila C. Patinkin, independent executor of the estate of Hugh M. Patinkin, deceased, et al. Case No. 04-CH-09705 consolidated with 05-CH-06926 and 05-CH-09913) asserted claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment, breach of fiduciary duties for insider selling and misappropriation of information, and contribution and indemnification. The factual allegations of the consolidated State Derivative Complaint were similar to those made in the Class Action Lawsuit. The Federal Derivative Complaints (Myra Cuerton v. Richard K. Berkowitz Case No. 05 C1050 and Tai Vu v. Richard Berkowitz Case No. 05 C 2197) against the Company and certain of the Company’s officers and directors also asserted a claim for breach of fiduciary duty and the factual allegations of the complaints were similar to those made in the Class Action Lawsuit and the consolidated State Derivative Complaint.

With respect to the Class Action Lawsuit, consolidated State Derivative Complaint and Federal Derivative Complaints described above, the Company reports that on July 24, 2006 a Final Judgment and Order of Dismissal was entered in the consolidated Class Action Lawsuit. Additionally, on June 26, 2006 both of the Federal Derivative Complaints previously pending in the Northern District of Illinois were dismissed with prejudice pursuant to a Joint Stipulation of Dismissal. Finally, by an Order of Dismissal dated December 5, 2006, the consolidated State Derivative Complaint previously pending in the Circuit Court of Cook County was dismissed with prejudice.

Severance Matters with Former Executives

Matthew Patinkin. Mr. Patinkin, the former Executive Vice President of Real Estate and Development, had threatened legal action against the Company alleging breach of contract related to claimed severance benefits. Mr. Patinkin has executed a general release of claims against Whitehall, its parents, subsidiaries and affiliates, in connection with a Settlement Agreement and Release, as more fully discussed under “—Employment Agreements—Separation Agreements with

Former Executive Officers—Settlement Agreement and Release with Matthew Patinkin.” The Company has recorded approximately $1,000,000 for estimated settlement costs.

Other Matters

The Company is also involved from time to time in certain other legal actions and regulatory investigations arising in the ordinary course of business. Although there can be no certainty, it is the opinion of management that none of these other actions or investigations will have a material adverse effect on the Company’s results of operations or financial condition.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding the members of our board of directors and executive officers, as of December 20, 2007. Each of the individuals has served as a member of our board of directors and as an officer, as the case may be, since the dates indicated below in their biographical data or under the heading “Board of Directors” immediately following the biographical data.

Board of Directors and Executive Officers

Name	Age	Position
Jonathan Duskin	40	Director
Efrem Gerszberg	33	Director
Charles G. Phillips	59	Director
William R. Lazor	58	Director
Edward A. Dayoob	68	Chief Executive Officer and Chairman of the Board
Michael Don	51	President and Chief Operating Officer
Mark Funasaki	45	Executive Vice President, Chief Administrative Officer and Business Development
Peter Michielutti	51	Executive Vice President and Chief Financial Officer
Robert B. Nachwalter	37	Senior Vice President and General Counsel

Edward Dayoob was appointed to the Board of Directors of Whitehall on March 15, 2006 pursuant to the 2006 merger agreement. He served as President and Chief Executive Officer of Fred Meyer Jewelers, Inc., the nation’s fourth largest fine jewelry company and a wholly-owned subsidiary of Fred Meyer, Inc., from 2000 to 2005 and Senior Vice President of Fred Meyer, Inc. from 1989 to 2000. Mr. Dayoob started in the jewelry business in 1959 with White Front Stores in California, where he served as Vice President of Operations. Mr. Dayoob joined Weisfield Jewelers in Seattle, Washington in 1972. In 1973, Mr. Dayoob founded Fred Meyer Jewelers.

Jonathan Duskin was appointed to the Board of Directors of Whitehall on March 15, 2006 pursuant to the 2006 merger agreement. He is an employee of Prentice, a New York-based investment firm, which he joined at its inception in May 2005. Prior to joining Prentice, Mr. Duskin was employed by an affiliate of S.A.C. Capital Management, LLC, or S.A.C., since 2002. Prior to joining S.A.C., Mr. Duskin was a managing director at Lehman Brothers Inc., a financial services company, from 1998 to 2002, where he served as Head of Product Management and Chairman of the Investment Policy Committee within the Research Department. He currently serves on the boards of directors of The Wet Seal, Inc. and certain portfolio companies of Prentice.

Efrem Gerszberg was appointed to Whitehall’s Board of Directors on August 12, 2007. Mr. Gerszberg has been the President and Chief Operating Officer of George Foreman Enterprises, Inc. (OTC: GFME), formerly MM Companies, Inc. (OTC: MMCO), since May 2004. He has been a member of Web.com’s Board of Directors since August 2005. Since 2003, Gerszberg has been the Chief Operating Officer of Jewelcor Management Inc., an entity primarily engaged in investment and management services. Since its inception in 1993, Mr. Gerszberg has served on the Board of Directors and Strategic Advisory Panel of Ecko Unlimited, a privately held young men’s apparel company. Mr. Gerszberg earned his J.D. from Rutgers School of Law.

Charles G. Phillips was appointed to the Board of Directors of Whitehall on March 15, 2006 pursuant to the 2006 merger agreement. Mr. Phillips joined Prentice as its Chief Operating Officer at its inception in May 2005. Mr. Phillips was the President of Gleacher & Co., an investment banking and management firm, where he worked from 1991 until his retirement in 2003. Prior to joining Gleacher & Co., Mr. Phillips was a Managing Director at Morgan Stanley, a member of its Investment Banking Operating Committee and the founder of its High Yield Bond Department during the 1980s. Mr. Phillips currently serves on the boards of directors of California Pizza Kitchen, Inc., Champps Entertainment, Inc. and PQ Licensing S.A. (i.e. Le Pain Quotidien).

William R. Lazor was appointed to the Board of Directors on January 29, 2007. Mr. Lazor is a CPA, officer and shareholder with Kronick Kalada Berdy & Co., a certified public accounting firm based in Kingston, Pennsylvania where he has practiced at the partner level for more than 25 years. Mr. Lazor has served on the boards of the McCole Foundation and the Richard and Marion Pearsall Family Foundation, as an officer and member since December, 1999. Mr. Lazor has been an officer/shareholder of Keystone Financial Advisors, Inc. since September, 1995. Mr. Lazor is a Certified Fraud Examiner and is also registered with the National Association of Securities Dealers and the New York Stock Exchange in general securities. Mr. Lazor is also registered in the Commonwealth of Pennsylvania as a Registered Investment Advisor. Mr. Lazor received his B.S. degree in Commerce and Finance from Wilkes College (University) and holds CPA licenses in both Pennsylvania and New York.

Michael Don was appointed President and Chief Operating Officer of the Company on August 13, 2007. Mr. Don joined Whitehall on November 27, 2006, as its Executive Vice President and Chief Financial Officer. Prior to joining Whitehall, Mr. Don served as the Executive Director of the law firm Stoel Rives, LLP in 2005 and 2006. From 2002 through 2004, Mr. Don was the Senior Vice President and Chief Financial Officer of Columbia Distributing Company, a multi-state beverage distribution company. From 1987 through 2000, Mr. Don held various positions within Fred Meyer, Inc. with his last position as Chief Executive Officer of Fred Meyer Jewelers, Inc. from 1996 to 2000. Mr. Don also held the positions of Vice President and Treasurer, Vice President of Real Estate and Construction and Senior Vice President, Strategic Planning for Fred Meyer, Inc. Mr. Don received his CPA accreditation in Oregon in 1980.

Mark Funasaki joined Whitehall on November 27, 2006, as its Executive Vice President and Chief Administrative Officer. Before joining Whitehall, Mr. Funasaki spent nine years with Fred Meyer Jewelers, Inc. most recently as its Vice President of Strategic Planning and Business Development from 2003 through 2006. Mr. Funasaki also held the positions of Vice President of Information Systems, Vice President of E-Commerce and Controller for Fred Meyer Jewelers, Inc.

Robert B. Nachwalter joined Whitehall on April 24, 2006, as its Senior Vice President and General Counsel. Prior to joining Whitehall, Mr. Nachwalter was Senior Counsel with Ryder System, Inc. from 2003 to 2006. Before moving to Ryder System Inc. in 2003, Mr. Nachwalter worked for Mayor’s Jewelers, Inc. as Senior Counsel and Director of Legal Affairs (now Birks and Mayor’s, Inc.) from 1999 to 2003. From 1997 to 1999, Mr. Nachwalter was an associate in the law firm of Carlson & Bales, P.A.

Peter Michielutti joined Whitehall on August 20, 2007, as it Executive Vice President and Chief Financial Officer and Treasurer. Since July 2006, Mr. Michielutti has been providing support to the Company in the finance area on a consulting basis. Mr. Michielutti has over 15 years of experience in Chief Financial Officer positions. From 2001 through 2006, Mr. Michielutti served as the Chief Financial Officer at Wilsons The Leather Experts Inc., or Wilsons Leather, a specialty retailer of leather outerwear, accessories and apparel. He also served in other senior executive positions at Wilsons Leather, including as the Chief Operating Officer from 2004 through 2006. Before that, he served in senior executive positions at U.S. Bancorp and was the Chief Financial Officer at Fingerhut Companies, Inc.

Family Relationships

There are no family relationships among the individuals comprising our board of directors, management and other key personnel.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

Although we have a Compensation Committee of the Board of Directors, due to the small size of the Board of Directors and the 2006 merger, for fiscal 2007, the entire Board of Directors reviewed executive compensation decisions.

Our Board of Directors has responsibility for establishing, monitoring and implementing our compensation program. The Board of Directors designs its policies to attract, retain and motivate highly qualified executives. We compensate our executive officers named in the Summary Compensation Table, or Executives, through a combination of base salary and incentive bonus payments, designed to be competitive with comparable employers and to align each Executive’s compensation with the long-term interests of our stockholders. The employment agreements with Edward Dayoob, Michael Don, Mark Funasaki and Robert Nachwalter provide that the executives shall be eligible during their employment period to be granted stock options, restricted stock and/or other equity-based compensation awards. No options were granted in fiscal 2006. In fiscal 2007, Whitehall adopted the 2007 Whitehall Jewelers, Inc. Stock Incentive Plan, and on July 20, 2007, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter were granted options to purchase 4,823, 2,813, 1,608 and 402 shares of common stock of Whitehall, respectively, in each case for an exercise price of $850 per share, the fair market value of such shares on the date of grant. Following the closing of the Merger, pursuant to the terms of the equity incentive plan, these options were converted to options to purchase 1,198,594, 699,180, 399,531 and 99,883 shares of our common stock, which we assumed at the closing of the Merger. Base salary and incentive bonus payments are determined and paid annually and are designed to reward current performance. In fiscal 2007, Whitehall also entered into Bonus Award Agreements with Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter. Under these agreements, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter will be eligible to receive maximum bonuses equal to $300,000, $175,000, $100,000 and $25,000, respectively. Subject to the terms of each agreement, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter will receive 83%, 52%, 52% and 88% respectively, of their total bonus amount on the next regular payroll date following December 31, 2008. Thereafter, Mr. Dayoob and Mr. Nachwalter will receive an amount equal to 1/36th and Mr. Don and Mr. Funasaki will receive an amount equal to 1/48th of their total bonus amount on a monthly basis, until such time as they have received a gross amount equal to their total bonus amount. The Board of Directors seeks to motivate Executives through our compensation program to achieve our long-term sustainable growth.

Objectives of Compensation Program

The primary objective of our compensation program is to compensate Executives in a way that reinforces decisions and actions which will drive long-term sustainable growth, which in turn leads to increased stockholder value. To achieve these goals we must attract and retain highly qualified Executives and motivate them to work to their fullest potential.

What Our Compensation Program is Designed to Reward

The Board of Directors focuses on long-term goals of the business and designs rewards programs that recognize business achievements it believes are likely to promote sustainable growth. The Board of Directors believes compensation programs should reward Executives who take actions that are best for the long-term performance of the Company while delivering positive annual operating results.

Our compensation decisions are driven by a pay-for-performance philosophy, which takes into account performance by both the Company and the individual. In setting base salary for the Executives, the Board of Directors takes into account each Executive’s previous experience. However, the Company does not structure its other compensation elements based upon individual Executive performance and achievement of individual objectives. Rather, compensation for the

Executives is based upon overall Company performance metrics, as discussed below. The Board of Directors combines this approach with an integrated performance management process that includes strategies, business planning, metrics, management routines, individual performance and rewards in order to closely link rewards to the interests of stockholders.

We do not currently engage any consultant related to executive and/or director compensation matters.

Elements of Our Compensation Plan and How It Relates to Our Objectives

Currently, our Board of Directors uses short-term compensation (salary and incentive bonus payment) and long-term compensation (equity incentive plan awards effective as of fiscal 2007) to achieve its goal of driving sustainable growth. Our Board of Directors uses its judgment and experience in determining the mix of compensation. Our Board of Directors also informs itself of market practices and uses market data for context and a frame of reference for decision making. Base salary and incentive bonus payments are determined and paid annually and are designed to reward current performance. Although no stock options or equity incentive plan awards were made to the Executives in fiscal 2006, in fiscal 2007, we implemented an equity incentive plan award program designed to reward long term performance. Our Board of Directors reviews total short-term and long-term compensation annually. There is no established policy or formula for allocating any individual’s total compensation between cash and non-cash, or between short-term and long-term incentives. This approach is designed to provide us with flexibility to respond to marketplace and individual factors in attracting and retaining executive talent and encouraging performance.

Short-Term Compensation

Base Salary. This element is important in attracting Executives and provides a secure base of cash compensation. Increases are not preset and take into account the individual’s performance, responsibilities of the position, experience and the methods used to achieve results, as well as external market practices.

Salary planning begins with a percentage guideline for increases, based on the rate of increase in the Consumer Price Index for Urban Wage Earners and Clerical Workers, as compiled by the U.S. Bureau of Labor Statistics for the preceding year, which is adjusted up or down for individual performance based on recommendations from our Chief Executive Officer, or CEO. The Board of Directors takes into consideration the median salary for the component companies set forth under “Comparator Companies”, below. The guidelines are set after considering competitive market data, affordability, current salary levels, as appropriate. At the end of the year, the CEO evaluates Executive performance in light of Company objectives. Base salary compensates each Executive for the primary responsibilities of his/her position and level of experience and is set at levels that we believe enable us to attract and retain talent. Our Board of Directors relies to a large extent on its evaluations of each Executive’s performance. In fiscal 2006, the base salary increases for the Executives were approximately 0.0% to 1.56%.

Annual Incentive Bonus Payments. We utilize cash bonuses as an incentive to promote achievement of individual and Company performance goals. Actual awards are based on financial and individual performance. Financial performance is determined at the end of the year based on business results versus preset business objectives, annual financial performance goals and our strategic performance initiatives, taking into consideration the median annual incentive bonus payments for the component companies set forth under “Comparator Companies”, below. Depending on the Executive’s responsibilities, performance is set and measured at the corporate level or a combination of corporate or operating level, as appropriate. Individual performance is determined based on performance of the individual in light of his or her preset objectives. Our Board of Directors may also take into account additional considerations that it deems fundamental.

Using these guidelines, the Board of Directors reviewed our fiscal 2006 results and evaluated the performance of each of our Executives. Based on such evaluations, our Board of Directors determined the annual incentive bonus payment for our named executive officers and approved the recommendations of our CEO regarding bonus awards for our other Executives, in each case based on individual performance consistent with our general compensation philosophy.

Long-Term Compensation

Although the employment agreements with our executive officers provide that the executives shall be eligible during their employment period to be granted stock options, restricted stock and/or other equity-based compensation awards, none were granted in fiscal year 2006. In fiscal 2007, Whitehall adopted the 2007 Whitehall Jewelers, Inc. Stock Incentive Plan and issued grants thereunder. The form of long-term incentive compensation that the Board of Directors generally employs is stock options. The long-term incentive compensation is intended to motivate Executives to make stronger business decisions, improve financial performance, focus on both short-term and long-term objectives and encourage behavior that protects and enhances the long-term interests of our stockholders. (See “—Equity Incentive Plan”).

In fiscal 2007, Whitehall also entered into Bonus Award Agreements with each of Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter. These bonuses were granted to provide certain key executives additional compensation for services performed, in lieu of equity compensation, since Whitehall did not have an equity compensation plan in place at the time. Under these agreements, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter will be eligible to receive maximum bonuses equal to $300,000, $175,000, $100,000 and $25,000, respectively. Subject to the terms of each agreement, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter will receive 83%, 52%, 52% and 88% respectively, of his total bonus amount on the next regular payroll date following December 31, 2008. Thereafter, Mr. Dayoob and Mr. Nachwalter will receive an amount equal to 1/36th and Mr. Don and Mr. Funasaki will receive an amount equal to 1/48th of his total bonus amount on a monthly basis until such time as he has received a gross amount equal to his total bonus amount. These payments shall terminate if the executive is terminated for cause or be reduced if the executive is terminated without cause, as set forth in the agreements. (See “—Bonus Award Agreements Entered Into With Named Executive Officers”).

Equity Incentive Plan

As Executives achieve higher levels of seniority and responsibility and have more direct influence on our operations and strategy, the Board of Directors believes that a larger portion of that Executive’s total compensation should be variable based on the Company’s performance, rather than fixed, so as to further incentivize the Executive to strive for continuously better performance. A portion of the options granted under the equity incentive plan also vest based upon the Company meeting or exceeding certain EBITDA targets, as discussed below. The Board of Directors sets the equity incentive bonus taking into consideration the median for the component companies set forth above and allocates between time vesting and performance based vesting stock options, in order to attract desirable executives to us who strive for continuously better performance.

Prior to our Merger, Whitehall adopted the 2007 Whitehall Jewelers, Inc. Stock Incentive Plan, which we refer to as the equity incentive plan. We assumed the equity incentive plan and the awards granted thereunder at the closing of the Merger. The equity incentive plan provides for the grant of stock options and stock appreciation rights and for awards of shares, restricted shares, restricted stock units and other equity-based awards. Any employee, officer, director or consultant of us or any of our affiliates are eligible to participate in the equity incentive plan.

The equity incentive plan is administered by the compensation committee of our Board of Directors (or, in the absence of a compensation committee, by our Board of Directors). The compensation committee of the Board of Directors has the authority to (1) select equity incentive plan participants, (2) interpret the equity incentive plan, (3) establish, amend and rescind any rules and regulations relating to the equity incentive plan and to make any other determinations deemed necessary or desirable for the administration of the equity incentive plan, (4) correct any defect or supply any omission or reconcile any inconsistency in the equity incentive plan in the manner and to the extent deemed necessary or desirable and (5) establish the terms and conditions of any award consistent with the provisions of the equity incentive plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). Any decision in respect of the interpretation and administration of the equity incentive plan lies within the sole and reasonable discretion of the Compensation Committee of the Board of Directors.

Defined Contribution Plans

We provide retirement benefits to the named executive officers, including matching contributions, under the terms of its tax-qualified 401(k) defined contribution plan. The named executive officers participate in the plan on substantially the same terms as our other participating employees. We believe that these benefits are comparable to those provided by comparable companies. We do not maintain any defined benefit or supplemental retirement plans.

Severance Benefits

Severance is considered by us, our Board of Directors and our Executives to be an integral part of the overall compensation package. We provide severance to the Executives as a means to attract and retain individuals with superior ability and managerial talent. The severance arrangements impact annual compensation decisions regarding levels of salary, annual incentive bonus and option granting because the severance is provided in the form of salary continuation and vesting of options granted.

We believe that providing the Executives with severance payments upon certain terminations of employment and accelerated vesting of stock options upon a change in control are key retention tools that assist us with remaining competitive with the comparable companies set forth below, further our goal of attracting and retaining key executives with superior ability and managerial talent and protect our competitive position. We provide these benefits in the employment agreements for our Executives, which are described below under the section entitled “Severance and Employment Agreements.”

Comparator Companies

The Board of Directors takes into consideration external market practices. The Board of Directors believes that total compensation opportunity should be comparable to the marketplace. In evaluating our compensation program, the Board of Directors considers the level of compensation paid to executive officers in comparable executive positions. The component companies from which we evaluate our executive officer’s compensation packages are Fred Meyer Jewelers, Friedman’s Jewelers, Zales, Finlay Enterprises and Birks & Mayors. The benchmarking factors considered include a non-quantitative estimation of the median salary, bonus and equity components which comprise executive officer’s compensation packages at these companies.

While the Board of Directors considers the median comparable company benchmarks in setting compensation for the Executives, it does not define target ranges for these compensation elements. The Board of Directors does not quantify how the actual salary, bonus and equity components for the Executives vary from the median comparable company benchmarks. Rather, the Board of Directors qualitatively considers the comparable company medians in setting actual salary, bonus and equity components for the Executives. In addition to qualitatively considering the comparable company medians, the Board of Directors also considered (a) affordability to the company, current salary levels and the experience of the Executive in setting base salary, (b) overall Company performance, based on metrics discussed below, in awarding annual incentive bonus payments and (c) allocation levels between time vesting and performance based vesting stock options, in order to attract desirable executives to us who strive for continuously better performance, with respect to its equity incentive plan.

Compensation for the Named Executive Officers

Base Salary

During fiscal 2006, our CEO, Edward A. Dayoob, our former CFO and Executive Vice President (and current President and Chief Operating Officer), Michael Don, our Executive Vice President, Business Development and Chief Administrative Officer, Mark Funasaki, our Senior Vice President, General Counsel, Chief Compliance Officer and Secretary, Robert B. Nachwalter, and our Senior Vice President of Store Operations, David Harris were parties to an employment agreement with us governing the terms of their compensation.

The salary for Edward Dayoob was set by the Board of Directors, taking into consideration factors such as his over 40 years of jewelry industry experience, his experience as Chief Executive Officer of Fred Meyer Jewelers, Inc., and wholly owned subsidiary Fred Meyer, Inc. from 2000 to 2005 and his coming out of retirement to become our Chief Executive Officer. At the time each employment agreement was entered into, the Board of Directors established the base salary of Messrs. Dayoob, Don, Nachwalter and Harris in the context of the nature of the Executive’s position, responsibilities associated with that position, experience, market and retention factors, and our CEO’s recommendations (except for Mr. Dayoob). The Board of Directors also takes into consideration the median salary for the component companies set forth above. Base salaries paid to the Executives in fiscal 2007 were within the benchmark range determined by the Board of Directors, whereby the Board of Directors qualitatively considers comparable company medians and certain company specific factors, as set forth above. See “—Comparator Companies.”

Annual Incentive Bonus

Pursuant to the above mentioned employment agreements, the Board of Directors was responsible for establishing profitability targets on which annual incentive bonus payments would be based. Such targets are based on an increase to net income and operating income (which were not met) and other pre-established targets, as set forth below. The Board of Directors also takes into consideration the median annual incentive bonus payments for the component companies set forth above. While the Board of Directors determined the actual amount of Mr. Dayoob’s, Mr. Don’s, Mr. Funasaki’s and Mr. Nachwalter’s annual bonus, under their employment agreement, Mr. Dayoob and Mr. Don had a target bonus opportunity of not less than 50% of their annual base salary and Mr. Funasaki and Mr. Nachwalter had a target bonus opportunity of not less than 35% and 25%, respectively, of their annual base salary. Moreover, pursuant to their employment agreements, for the fiscal year ended January 31, 2007, Mr. Don was entitled to receive a minimum bonus of $42,000 and Mr. Funasaki was entitled to receive a minimum bonus of $40,000. Pursuant to his employment agreement, the actual amount of Mr. Harris’s annual bonus was determined by the Board of Directors.

In December 2006, the Board of Directors reviewed these executives performance against performance goals using then current fiscal 2006 results and the other criteria established by the Board of Directors, including operating income, and decided on the incentive bonus payment for these executives after considering input by the CEO. The performance goals in fiscal 2007 included (i) recruiting and restructuring the management team, (ii) successfully negotiating terminations for previously closed store locations, (iii) the implementation of a new merchandising order system, (iv) bringing marketing in-house and increasing marketing materials, (v) a reduction in store regions and the number of divisional vice presidents and (vi) the ability to receive more favorable payment terms for merchandise.

In January 2007, the Board of Directors reviewed the executives’ performance against individual objectives such as business results versus preset business objectives, annual financial performance goals and our strategic performance initiatives. The Board of Directors relies to a large extent on the CEO’s evaluations of each Executive’s performance.

A portion of these executives incentive bonus payment was determined by our meeting pre-established targets pursuant to his employment agreement. We have included comparisons of the performance metrics from July 2006 to year end since certain of the Executives receiving annual incentive bonus payments began their employment with us in the third and fourth quarters of fiscal 2006. These pre-established targets were:

(i) An increase in the average inventory per store level, which were down 25% in July 2006, and increased to 14.5% by the end of fiscal 2006.

(ii) An increase in the consignment levels as a percentage of inventory, which was 14% of total inventory in July 2006, and increased to 21.5% by the end of fiscal 2006.

(iii) An increase in the in-stock levels, which were at an 80.8% store in-stock on all active stock keeping units, by which we classify merchandise, on October 29, 2006, when we implemented a new inventory management and planning platform and were at a 90.8% in-stock on all active stock keeping units by the end of fiscal 2006.

(iv) A decrease in the frequency of turn for merchandise, which was 81% in July 2006, and decreased to 77% by the end of fiscal 2006,

(v) An increase in the co-op participation from vendors in marketing materials. There was no increase or decrease in marketing vendor co-op between July 2006 and the end of fiscal 2006. However, as a result of improved efforts in marketing vendor co-op at the end of fiscal 2006, which subsequently led to improved collections of approximately $0.27 million between February 1, 2007 and August 4, 2007, the Board of Directors considered marketing vendor co-op efforts to have improved. In addition, in fiscal 2006, we negotiated extended payment terms for approximately $10 million worth of holiday merchandise which improved cash flow.

The Board of Directors did not award Executives the full annual incentive bonus payments, since only certain of the pre-established targets were met. The annual incentive bonus payments and the percentage of target opportunity for each Executive, that were earned in fiscal 2007, are set forth below.

•	Mr. Dayoob received a bonus of $150,500 in March 2007, which represented 70.0% of his target bonus opportunity.

•	Mr. Don received a bonus of $42,000 in November 2006, which represented 24.0% of his target bonus opportunity.

•	Mr. Funasaki received a bonus of $40,000 in March 2007, which represented 50.8% of his target bonus opportunity.

•	Mr. Nachwalter received a bonus of $30,000 in March 2007 that was earned during the year ended January 31, 2007, which represented 60.0% of his target bonus opportunity.

The following former named executive officers also received bonuses that were earned during the year ended January 31, 2007, which were not based on achieving certain profitability targets. Ms. Kennedy received a bonus of $25,000 in March 2007. Mr. Harris received a bonus of $15,000 in March 2007. Mr. Desjardins received a bonus of $75,000 in April 2006.

Equity Incentive Plan

Under their employment agreements, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter are entitled to receive stock options to purchase of 3%, 1.75%, 1% and 0.25%, respectively, of the outstanding shares of common stock of Whitehall, at a purchase price equal to the fair market value of a share of the Company’s common stock on the date of grant. While this stock option will generally vest based on these executives’ continued employment with the Company, beginning with fiscal year 2007 (which ends February 2, 2008), a portion of the option was to vest if certain performance goals, based on meeting or exceeding EBIDTA (as defined in the employment agreement) targets, were met. The agreements provide that one fourth (1/4) of the options will vest if EBITDA for the Company equals or exceeds $5,000,000 at the end of any fiscal year; One half (1/2) of the options will vest if EBITDA for the Company equals or exceeds $15,000,000 at the end of any fiscal year; three fourths (3/4) of the options will vest if EBITDA for the Company equals or exceeds $25,000,000 at the end of any fiscal year; and any unvested portion of the options will vest if EBITDA for the Company equals or exceeds $35,000,000 at the end of any fiscal year. The Board of Directors considered the option granting practices of the comparator companies, discussed above, and ultimately granted options based upon an allocation between time vesting and performance based vesting stock options, in order to attract desirable executives to us who strive for continuously improved performance. (See Executive Compensation—Equity Incentive Plan.)

Compensation of Former Named Executive Officers

Our former CEO, Robert Baumgardner and our former Executive Vice President of Merchandising and Marketing, Debbie Nicodemus-Volker were parties to employment agreements with us governing the terms of their compensation. Under his employment agreement, Mr. Baumgardner was to receive an annual bonus of up to 50% of his annual base salary and a bonus for the fiscal year ending January 31, 2007 of not less than $125,000. Mr. Baumgardner’s employment terminated pursuant to an agreement and release, dated September 29, 2006. No bonus was paid to Mr. Baumgardner.

While our employee, Ms. Nicodemus-Volker was eligible to participate in our Management Cash Bonus Plan pursuant to her employment agreement. Ms. Nicodemus-Volker’s employment terminated effective October 27, 2006. Pursuant to her employment agreement, Ms. Nicodemus-Volker will receive continued payment of her base salary through October 27, 2007, a period of twelve months following the date of her termination of employment, subject to reduction by the amount of any compensation that Ms. Nicodemus-Volker receives from a subsequent employer or other employment during this twelve-month period.

Dawn Kennedy, John Desjardins and Mathew Patinkin are parties to severance agreements. These severance agreements do not provide for compensation during the term of employment, only upon termination of employment. Under these severance agreements, Ms. Kennedy, Mr. Desjardins and Mr. Patinkin would be entitled to receive severance payments and benefits if their employment was terminated by us without “cause” (as defined in the severance agreements), if they terminated their employment for “good reason” (as defined in the severance agreements) and in certain situations following a “change in control” (as defined in the severance agreements) of the Company, as more fully described under the captions titled, “—Severance and Employment Agreements—Severance Agreements with Named Executive Officer” and “Severance and Employment Agreements—and Former Named Executive Officer.” These agreements terminated following the resignation of these former executives’ employment.

Summary Compensation

The following summary compensation table sets forth certain information concerning compensation for services rendered in all capacities awarded to, earned by or paid to our Chief Executive Officer and Chief Financial Officer and others who served as Chief Executive Officer and Chief Financial Officer during the year ended January 31, 2007 and our three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer), or the Named Executive Officers, who were serving as executive officers at the end of our fiscal year ended January 31, 2007.

Name and Principal Position	Year Ended Jan. 31	Annual Compensation			Stock Awards	Option Awards	All Other Compensation		Total
		Salary	Bonus
Current Executive Officers
Edward Dayoob CEO and Chairman of the Board	2007	$254,693	$150,500	[1]	—	—	$28,348	[2]	$433,541
Michael Don Former Executive Vice President and CFO (current President and Chief Operating Officer)	2007	$53,846	$42,000	[3]	—	—	$6,351	[4]	$102,197
Dawn Kennedy[5] Senior Vice President	2007	$167,974	$25,000	[6]	—	—	$10,501	[7]	$203,475
David Harris[8] Senior Vice President of Store Operations	2007	$198,107	$15,000	[9]	—	—	$82,291	[10]	$295,398
Robert Nachwalter Senior Vice President and General Counsel	2007	$150,000	$30,000	[11]	—	—	$28,881	[12]	$208,881
Former Executive Officers
Robert L. Baumgardner[13] Former Chief Executive Officer and President	2007	$307,692	—		—	—	$145,822	[14]	$453,514
John R. Desjardins[15] Former Executive Vice President and Chief Financial Officer	2007	$240,481	$75,000	[16]	—	—	$50,764	[17]	$366,245
Matthew M. Patinkin[18] Executive Vice President, Operations	2007	$226,154	—		—	—	$27,649	[19]	$253,803
Debbie Nicodemus-Volker[20] Executive Vice President, Administration	2007	$255,000	—		—	—	$91,145	[21]	$346,145

[1]	Mr. Dayoob received a bonus of $150,500 in March 2007 that was earned during the year ended January 31, 2007.

[2]	Mr. Dayoob’s “All Other Compensation” includes $28,348 of expenses related to temporary housing.

[3]	Mr. Don received a bonus of $42,000 in November 2006.

[4]	Mr. Don’s “All Other Compensation” includes $4,025 of temporary housing and $2,426 of relocation expense.

[5]	May 13, 2007 was Ms. Kennedy’s last day of employment with the Company.

[6]	Ms. Kennedy received a bonus of $25,000 in March 2007 that was earned during the year ended January 31, 2007.

[7]	Ms. Kennedy’s’ “All Other Compensation” includes an auto allowance of $9,969 and a payment for restricted stock in the amount $532.

[8]	August 13, 2007 was Mr. Harris’ last day of employment with the Company.

[9]	Mr. Harris received a bonus of $15,000 in March 2007 that was earned during the year ended January 31, 2007.

[10]

Mr. Harris’ “All Other Compensation” includes a payment of $34,968 in connection with the sale of his prior home, $30,482 of relocation expenses, $8,010 for temporary housing, an auto allowance of $7,500 and $1,331 under a healthcare reimbursement plan for certain executives (as more fully described below). Payments under the healthcare reimbursement plan referenced above, are reported on a calendar year basis by the Company’s third party administrator. This executive healthcare reimbursement plan was terminated effective as of December 31, 2006.

[11]	Mr. Nachwalter received a bonus of $30,000 in March 2007 that was earned during the year ended January 31, 2007.

[12]	Mr. Nachwalter’s “All Other Compensation” includes $22,384 relocation expenses and $6,497 for temporary housing.

[13]	Mr. Baumgardner left the Company, effective September 1, 2006.

[14]

Mr. Baumgardner’s “All Other Compensation” includes $34,699 for temporary housing, $8,861 for an auto allowance, $2,262 under a healthcare reimbursement plan for certain executives (as more fully described below), a severance payment in the amount of $10,000 made in October 2006 (in connection Mr. Baumgardner’s separation from the Company) and a payment of $90,000 made in October 2006 under a Professional Services Agreement with the Company entered into after Mr. Baumgardner left the Company. Payments under the healthcare reimbursement plan referenced above, are reported on a calendar year basis by the Company’s third party administrator. This executive healthcare reimbursement plan was terminated effective as of December 31, 2006.

[15]	Mr. Desjardins resigned from the Company, effective October 5, 2006.

[16]	Mr. Desjardins received a bonus of $75,000 in April 2006.

[17]

Mr. Desjardins’ “All Other Compensation” includes $14,757 for an auto allowance, $34,618 under a healthcare reimbursement plan for certain executives (as more fully described below) and $1,389 for expenses related to a club membership. Payments under the healthcare reimbursement plan referenced above, are reported on a calendar year basis by the Company’s third party administrator. This executive healthcare reimbursement plan was terminated effective as of December 31, 2006.

[18]	Mr. Patinkin resigned from the Company, effective October 6, 2006.

[19]

Mr. Patinkin’s “All Other Compensation” includes $13,919 for an auto allowance and $13,730 under a healthcare reimbursement plan for certain executives (as more fully described below). Payments under the healthcare reimbursement plan referenced above are reported on a calendar year basis from the Company’s third party administrator. This executive healthcare reimbursement plan was terminated effective as of December 31, 2006.

[20]	Ms. Nicodemus-Volker left the Company, effective October 27, 2006.

[21]

Ms. Nicodemus-Volker “All Other Compensation” includes a payment for restricted stock in the amount $21,333, severance payments in the amount of $69,231 and $581 under a healthcare reimbursement plan for certain executives (as more fully described below). Payments under the healthcare reimbursement plan referenced above, are reported on a calendar year basis by the Company’s third party administrator. This executive healthcare reimbursement plan was terminated effective as of December 31, 2006.

Severance and Employment Agreements

Potential Payments Upon Termination or Change in Control with Current Executive Officers

We have entered into certain agreements and maintain certain plans that may require us to make certain payments and/or provide certain benefits to the NEOs in the event of a termination of employment or a change of control. The following tables and narrative disclosure summarize the potential payments to each NEO assuming that one of the events listed in the tables below occurs. The tables assume that the event occurred on November 2, 2007.

Potential Payments under the Employment Agreements and Stock Option Agremeents

Named Executive Officer	Payments upon a termination by the Company without Cause or by the Executive with Good Reason*		Value of Acceleration of the vesting of stock options upon a change in control***
Edward Dayoob	$500,000		$230,729
Michael Don	$350,000		$182,661
Mark Funaski	$250,000		$104,377
Robert Nachwalter	$281,797	**	$17,396

*	Assuming a termination on November 2, 2007.

**	Assuming Mr. Nachwalter receives pro-rata portion of his full target bonus for fiscal year 2007.

***	Assuming a change in control occurred on November 2, 2007 when our stock price was $3.75.

Potential Payments under Bonus Award Agreements:

Named Executive Officer	Payment upon a Change in Control*	Payment upon a termination by the Company without Cause**	Payment upon voluntary resignation, death or disability**
Edward Dayoob	$300,000	$124,500	$41,500
Michael Don	$175,500	$45,630	$15,210
Mark Funaski	$100,000	$26,000	$8,867
Robert Nachwalter	$25,000	$11,000	$3,667

*	Assuming a change in control occurred on November 2, 2007

**	Assuming a termination on November 2, 2007.

Employment Agreements with Current Executive Officers.

Whitehall has entered into employment agreements with each of its named executive officers as described below.

Employment Agreement with Edward Dayoob. Whitehall entered into an amended and restated employment agreement with Edward Dayoob, dated February 28, 2007, under which Mr. Dayoob serves as Whitehall’s Chief Executive Officer and Chairman of its Board of Directors. Under the terms of the employment agreement, Mr. Dayoob is entitled to receive an initial annual base salary of $500,000 from and after February 1, 2007. In addition, Mr. Dayoob is eligible to participate in Whitehall’s management bonus plan with a target bonus opportunity equal to no less than 50% of his annual base salary. The actual amount of the annual bonus is contingent upon Whitehall meeting certain performance criteria set by its Board of Directors.

In addition, pursuant to the terms of his employment agreement, Mr. Dayoob received stock options to purchase 4,823 shares of common stock of Whitehall at $850 per share, which were granted on July 20, 2007. We assumed this award upon the closing of the Merger, and the award was converted into the option to purchase 1,198,594 shares of our common stock at an exercise price of $3.42 per Share. The agreement provides that the option shall vest over a 36 month period with the first 8/36th of the option vesting on the date of grant, and an additional 1/36 of the options vesting on each subsequent monthly anniversary of the grant date provided that Mr. Dayoob remains “engaged” (as described below) by Whitehall during the vesting period. If Mr. Dayoob is engaged by Whitehall immediately prior to the consummation of a change of control (as defined in the employment agreement), the unvested portion of his options shall immediately vest upon consummation of the change of control. Beginning with fiscal year 2007, which began on February 1, 2007, in addition to the vesting schedule described above, a portion of the options shall vest if certain performance goals, based on meeting or exceeding EBIDTA (as defined in the employment agreement) targets, are met. These options were granted pursuant to a stock option agreement on July 20, 2007. The stock option agreement contains terms with respect to vesting of Mr. Dayoob’s options that differ from the terms set forth in Mr. Dayoob’s employment agreement. (See “—Equity Incentive Plan Awards to Named Executive Officers”)

Mr. Dayoob’s employment agreement is for an initial term of eighteen months, commencing on June 20, 2006, and, subject to earlier termination, will be automatically extended for successive additional one year terms unless either party gives written notice of termination at least 60 days prior to the expiration of the then-current term.

The employment agreement provides that if Mr. Dayoob’s employment terminates for any reason, Mr. Dayoob, or his estate in the case of his death, will receive accrued benefits owed to him consisting of accrued but unpaid base salary through the date of termination and any employee benefits to which he is entitled upon termination of employment in accordance with the terms of the Company’s plans and programs. In addition, if his employment is terminated by Whitehall without “cause” or by him for “good reason” (as these are terms defined in the employment agreement), provided Mr. Dayoob executes a release in favor of Whitehall and its affiliates, Mr. Dayoob will receive continued payment of his base salary for a period of twelve months following termination, subject to reduction by the amount of any compensation that Mr. Dayoob receives from a subsequent employer or other employment during the twelve-month period.

In addition, if Mr. Dayoob’s employment is terminated by Whitehall without “cause” or Mr. Dayoob terminates his employment for “good reason,” any vested options held by Mr. Dayoob will remain exercisable until the later of 90 days following termination of employment or the date that Mr. Dayoob ceases to be “engaged” by Whitehall and, except as provided below, any unvested options shall have the opportunity to vest according to the vesting terms described above until they are forfeited as of the last day that Mr. Dayoob is “engaged” by Whitehall. If Mr. Dayoob’s employment is terminated by Whitehall for “cause,” the unexercised portion of the option (whether vested or unvested) will be forfeited. Mr. Dayoob is considered to be “engaged” by Whitehall during any time in which he is employed by Whitehall, engaged as a consultant to Whitehall or serving as a member of its Board of Directors. If Mr. Dayoob is (x) requested to resign from the Board of Directors in connection with Whitehall becoming a pubic company or (y) Mr. Dayoob is not re-elected to serve on the Board of Directors upon the expiration of his employment agreement, then all unvested options shall immediately vest. Whitehall shall have the right to repurchase any shares of stock acquired upon exercise of any portion of the option within 120 days following termination of his employment for the (i) fair market value on the date of repurchase if such termination of employment if for a reason other than for cause or Mr. Dayoob’s voluntary resignation or (ii) 80% of the fair market value on the date of repurchase if such termination of employment is for cause or Mr. Dayoob’s voluntary resignation, in either case, payable in equal quarterly installments over a two-year period.

Mr. Dayoob is subject to non-competition covenant during the period of his engagement with Whitehall and for any period thereafter during which Mr. Dayoob is receiving severance payments from Whitehall, a non-solicitation covenant during the period of his engagement and for a one-year period thereafter, and a confidentiality covenant.

Employment Agreement with Michael Don. Whitehall entered into an employment agreement with Michael Don, dated November 15, 2006, under which Mr. Don serves as its Executive Vice President and Chief Financial Officer. Effective August 13, 2007, Mr. Don was appointed to serve as President and Chief Operating Officer. Under the terms of the employment agreement, Mr. Don is entitled to receive an initial annual base salary of $350,000. In addition, Mr. Don is eligible to participate in Whitehall’s management bonus plan with a target bonus opportunity equal to no less than 50% of his annual base salary. The actual amount of the annual bonus is contingent upon Whitehall meeting certain performance criteria set by its Board of Directors. However, for the fiscal year ended January 31, 2008, Mr. Don shall receive an annual bonus no less than $50,000, and as Mr. Don’s annual bonus for the fiscal year ended January 31, 2007, Mr. Don received $42,000 following execution of his employment agreement. Under the terms of the employment agreement, Mr. Don received stock options to purchase 2,813 shares of common stock of Whitehall at an exercise price of $850 per share, which were granted on July 20, 2007. We assumed this award upon the closing of the Merger, and the award was converted into the option to purchase 699,180 shares of our common stock at an exercise price of $3.42 per Share. The agreement provides that the option vests over a 48-month period with the first 1/8th of the option vesting on the six-month anniversary of the grant date and an additional 1/48th of the option vesting on each subsequent monthly anniversary of the grant date provided that Mr. Don remains continuously employed by Whitehall during the vesting period. If Mr. Don is employed by Whitehall immediately prior to the consummation of a change of control (as defined in the employment agreement), the unvested portion of the option shall immediately vest upon consummation of the change of control. Beginning with fiscal year 2007, which began on February 1, 2007, in addition to the vesting schedule described above, a portion of the option shall vest if certain performance goals, based on meeting or exceeding EBIDTA (as defined in the employment agreement) targets, are met. The option expires on the fifth anniversary of the date of grant. These options were granted pursuant to a stock option agreement on July 20, 2007. The stock option agreement contains terms with respect to vesting of Mr. Don’s options that differ from the terms set forth in Mr. Don’s employment agreement. (See “—Equity Incentive Plan Awards to Named Executive Officers”)

Mr. Don’s employment agreement is for an initial term of one year, commencing on November 27, 2006, and, subject to earlier termination, will be automatically extended for successive additional one year terms unless either party gives written notice of termination at least 60 days prior to the expiration of the then-current term.

The employment agreement provides that if Mr. Don’s employment terminates for any reason, Mr. Don, or his estate in the case of his death, will receive accrued benefits owed to him consisting of accrued but unpaid base salary through the date of termination and any employee benefits to which he is entitled upon termination of employment in accordance with the terms of Whitehall’s plans and programs. In addition, if his employment is terminated by Whitehall without “cause” or by him for “good reason” (as these terms are defined in the employment agreement), Mr. Don will receive continued payment of his base salary for a period of twelve months following termination, subject to reduction by the amount of any compensation that Mr. Don receives from a subsequent employer or other employment during the twelve month period; provided that if the termination is for “good reason,” the severance payments are subject to Mr. Don’s execution of a mutual release and non-disparagement agreement.

In addition, if Mr. Don’s employment is terminated by Whitehall without “cause” or terminates due to Mr. Don’s death, disability, resignation or the expiration of the term, any vested options will remain exercisable for 90 days following termination of employment. If Mr. Don’s employment is terminated for “cause,” any unexercised portion of the option will be forfeited. Following the termination of Mr. Don’s employment, Whitehall shall have the right to repurchase any shares of stock acquired upon exercise of any portion of the option within 120 days following the termination for the fair market value on the date of repurchase, if the termination is for a reason other than for “cause” or voluntary resignation, and for 80% of the fair market value on the date of repurchase, if the termination is for “cause” or due to voluntary resignation, payable over a two-year period.

Mr. Don is subject to a non-competition covenant during the period of his employment and for any period during which he is receiving severance payments, to a non-solicitation covenant during his employment and for twelve months following the termination of his employment for any reason and a confidentiality covenant.

Employment Agreement with Mark Funasaki. Whitehall entered into an employment agreement with Mark Funasaki, dated November 17, 2006, under which Mr. Funasaki serves as its Executive Vice President, Business Development and Chief Administrative Officer. Under the terms of the employment agreement, Mr. Funasaki is entitled to receive an initial annual base salary of $225,000. In addition, Mr. Funasaki is eligible to participate in Whitehall’s management bonus plan with a target bonus opportunity equal to no less than 35% of his annual base salary. The actual amount of the annual bonus is contingent upon Whitehall meeting certain performance criteria set by its Board of Directors. However, for the fiscal year ended January 31, 2007, Mr. Funasaki received $40,000. Under the terms of Mr. Funasaki’s employment agreement, Mr. Funasaki received stock options to purchase 1,608 shares of common stock of Whitehall at an exercise price of $850 per share, which were granted on July 20, 2007. We assumed this award upon the closing of the Merger, and the award was converted into the option to purchase 399,531 shares of our common stock at an exercise price of $3.42 per Share. The agreement provides that the option shall vest over a 48-month period with the first 1/8th of the option vesting on the six-month anniversary of the grant date and an additional 1/48th of the option vesting on each subsequent monthly anniversary of the grant date provided that Mr. Funasaki remains continuously employed by Whitehall during the vesting period. If Mr. Funasaki is employed by Whitehall immediately prior to the consummation of a change of control (as defined in the employment agreement), the unvested portion of the option shall immediately vest upon consummation of the change of control. Beginning with fiscal year 2007, which began February 1, 2007, in addition to the vesting schedule described above, a portion of the option shall vest if certain performance goals, based on meeting or exceeding EBIDTA (as defined in the employment agreement) targets, are met. The option expires on the fifth anniversary of the date of grant. These options were granted pursuant to a stock option agreement on July 20, 2007. The stock option agreement contains terms with respect to vesting of Mr. Funasaki’s options that differ from the terms set forth in Mr. Funasaki’s employment agreement. (See “—Equity Incentive Plan Awards to Named Executive Officers”)

Mr. Funasaki’s employment agreement is for an initial term of one year, commencing on November 27, 2006, subject to earlier termination, and will be automatically extended for successive additional one year terms unless either party gives written notice of termination at least 60 days prior to the expiration of the then-current term.

The employment agreement provides that if Mr. Funasaki’s employment terminates for any reason, Mr. Funasaki, or his estate in the case of his death, will receive accrued benefits owed to him consisting of accrued but unpaid base salary through the date of termination and any employee benefits to which he is entitled upon termination of employment in accordance with the terms of Whitehall’s plans and programs. In addition, if his employment is terminated by Whitehall without “cause” or by him for “good reason” (as these are terms defined in the employment agreement), Mr. Funasaki will receive continued payment of his base salary for a period of twelve months following termination, subject to reduction by the amount of any compensation that Mr. Funasaki receives from a subsequent employer or other employment during the twelve-month period; provided that if the termination is for “good reason,” the severance payments are subject to Mr. Funasaki’s execution of a mutual release and non-disparagement agreement.

In addition, if Mr. Funasaki’s employment is terminated by Whitehall without “cause” or terminates due to Mr. Funasaki’s death, disability, resignation or the expiration of the term, any vested options will remain exercisable for 90 days following termination of employment. If Mr. Funasaki’s employment is terminated for “cause,” any unexercised portion of the option will be forfeited. Following the termination of Mr. Funasaki’s employment or his voluntary resignation, Whitehall shall have the right to repurchase any shares of stock acquired upon exercise of any portion of the option within 120 days following the termination for the fair market value on the date of repurchase, if the termination is for a reason other than for “cause” or voluntary resignation, and for 80% of the fair market value on the date of repurchase, if the termination is for “cause” or due to voluntary resignation, payable over a two-year period.

Mr. Funasaki is subject to a non-competition covenant during the period of his employment and for any period during which he is receiving severance payments, to a non-solicitation covenant during his employment and for twelve months following the termination of his employment for any reason and a confidentiality covenant.

Employment Agreement with Robert Nachwalter. Whitehall entered into an employment agreement with Robert Nachwalter, dated March 17, 2007, under which Mr. Nachwalter serves as its Senior Vice President, General Counsel, Chief Compliance Officer and Secretary. Under the terms of the employment agreement, Mr. Nachwalter is entitled to receive an initial annual base salary of $230,000 from and after March 19, 2007. In addition, Mr. Nachwalter is eligible to participate in Whitehall’s management bonus plan with a target bonus opportunity equal to no less than 30% of his annual base salary. The actual amount of the annual bonus is contingent upon Whitehall meeting certain performance criteria set by its Board of Directors. Under the terms of Mr. Nachwalter’s employment agreement, Mr. Nachwalter received a stock option to purchase 402 shares of common stock of Whitehall at an exercise price of $850 per share, which were granted on July 20, 2007. We assumed this award upon the closing of the Merger, and the award was converted into the option to purchase 99,883 shares of our common stock at an exercise price of $3.42 per Share. The agreement provides that the options vest over a 36-month period with the first 9/36ths of the option vesting on the grant date and an additional 1/36th of the option vesting on each subsequent monthly anniversary of the grant date provided that Mr. Nachwalter remains continuously employed by Whitehall during the vesting period. If Mr. Nachwalter is employed by Whitehall immediately prior to the consummation of a change of control (as defined in the employment agreement), the unvested portion of the option shall immediately vest upon consummation of the change of control. Beginning with fiscal year 2007, which began February 1, 2007, in addition to the vesting schedule described above, a portion of the option shall vest if certain performance goals, based on meeting or exceeding EBIDTA (as defined in the employment agreement) targets, are met. The option expires on the fifth anniversary of the date of grant. These options were granted pursuant to a stock option agreement on July 20, 2007. The stock option agreement contains terms with respect to vesting of Mr. Nachwalter’s options that differ from the terms set forth in Mr. Nachwalter’s employment agreement. (See “—Equity Incentive Plan Awards to Named Executive Officers”)

Mr. Nachwalter’s employment agreement is for an initial term of three years, commencing on April 24, 2006, subject to earlier termination, and will be automatically extended for one additional year unless either party gives written notice of termination at least 120 days prior to the expiration of the term.

The employment agreement provides that if Mr. Nachwalter’s employment terminates for any reason, Mr. Nachwalter, or his estate in the case of his death, will receive accrued benefits owed to him consisting of accrued but unpaid base salary through the date of termination and any employee benefits to which he is entitled upon termination of employment in accordance with the terms of Whitehall’s plans and programs. In addition, if his employment is terminated by Whitehall without “cause” or by him for “good reason” (as these are terms defined in the employment agreement), provided Mr. Nachwalter and Whitehall execute a mutual release, Mr. Nachwalter will receive continued payment of his base salary for a period of twelve months following termination and pro rated bonus for the year of termination, subject to reduction by the amount of any compensation that Mr. Nachwalter receives from a subsequent employer or other employment during the twelve-month period. Moreover, if Whitehall terminates Mr. Nachwalter’s employment without cause, Mr. Nachwalter shall also be eligible to receive continued health and dental coverage (or reimbursement for COBRA coverage) for up to twelve months.

In addition, if Mr. Nachwalter’s employment is terminated by Whitehall without “cause” or terminates due to Mr. Nachwalter’s death, disability, resignation or the expiration of the term, any vested options will remain exercisable for 90 days following termination of employment. If Mr. Nachwalter’s employment is terminated for “cause,” any unexercised portion of the option will be forfeited. Following the termination of Mr. Nachwalter’s employment or his voluntary resignation, Whitehall shall have the right to repurchase any shares of stock acquired upon exercise of any portion of the option within 120 days following the termination for the fair market value on the date of repurchase, if the termination is for a reason other than for “cause” or voluntary resignation, and for 80% of the fair market value on the date of repurchase, if the termination is for “cause” or due to voluntary resignation, payable over a two-year period.

Mr. Nachwalter is subject to a non-solicitation covenant during his employment and for twelve months following the termination of his employment for any reason and a confidentiality covenant.

Severance Agreements with Named Executive Officers.

Severance Agreement with Dawn Kennedy. Whitehall entered into a Severance Agreement with Ms. Kennedy dated May 7, 1996. Ms. Kennedy resigned her employment with the Company on May 13, 2007 and this severance agreement has terminated in connection with the resignation of Ms. Kennedy’s employment. The agreement provided for certain payments to Ms. Kennedy if (x) her employment was terminated by Whitehall without “cause” (as defined in the severance agreement) or if she terminated her employment with “good reason” (as defined in the severance agreement) within one year following a “change in control” of Whitehall or (y) if her employment terminates for any reason within the 30 day period immediately following a change in control. The severance agreement defined “change in control” to include (i) an acquisition by a third party (excluding certain affiliates of Whitehall) of beneficial ownership of at least 25% of the outstanding shares of common stock, (ii) a change in a majority of the incumbent Board of Directors of Whitehall and (iii) merger, consolidation or sale of substantially all of Whitehall’s assets if Whitehall’s stockholders do not continue to own at least sixty percent (60%) of the equity of the surviving or resulting entity.

If Ms. Kennedy’s employment terminated as described in (x) or (y) of the preceding paragraph, she would have been entitled to receive (a) accrued and unpaid base salary through the date of termination, (b) a bonus for the year of termination equal to the greater of (x) Ms. Kennedy’s average bonus for the immediately preceding two years and (y) fifty percent (50%) of the maximum bonus Ms. Kennedy could have earned with respect to the year her employment terminates, pro rated for the portion of the year completed, (c) any compensation previously deferred, (d) a severance amount equal to Ms. Kennedy’s annual base salary plus the highest bonus paid to Ms. Kennedy for any of the five fiscal years prior to the change in control, and (e) continued coverage under Whitehall’s benefit plans for one year following the termination of her employment. The payments described above would have been paid to Ms. Kennedy in a lump-sum.

Severance Agreements with Former Named Executive Officers.

Severance Agreements with John Desjardins and Matthew Patinkin. As described below, Whitehall entered into severance agreements with each of Mr. Desjardins, dated May 7, 1996, and Mr. Matthew Patinkin, dated May 7, 1996. Mr. Desjardins terminated his employment with Whitehall effective October 5, 2006, while Mr. Patinkin terminated his employment with Whitehall effective October 6, 2006. (See Legal Proceedings—Severance Matters with Former Executives for a discussion of legal proceedings relating to severance benefits with Mr. Desjardins and Mr. Patinkin).

The agreements provided for certain payments after a “change in control.” A “change in control” is defined under the agreements to include (i) an acquisition by a third party (excluding certain affiliates of the Company) of beneficial ownership of at least 25% of the outstanding shares of common stock, (ii) a change in a majority of the incumbent Board of Directors of Whitehall and (iii) merger, consolidation or sale of substantially all of Whitehall’s assets if Whitehall’s stockholders do not continue to own at least sixty percent (60%) of the equity of the surviving or resulting entity. Pursuant to these agreements, these former employees were to receive certain payments and benefits if they terminated their employment voluntarily six months after a “change in control,” or if, during a three-year period following a change in control (i) they terminated their employment for “good reason,” as defined in the agreements (such as certain changes in duties, titles, compensation, benefits or work locations) or (ii) if their employment was terminated by Whitehall, other than for “cause,” as so defined.

The severance agreements also provide for certain payments absent a change in control if the applicable employee terminates employment for “good reason” or if they are terminated by Whitehall, other than for “cause.” Their payment will equal 2.5 times (1.5 times if a change in control has not occurred) their highest salary plus bonus over the five years preceding the change in control together with continuation of health and other insurance benefits for 30 months (18 months if a change in control has not occurred). The severance agreements also provide for payment of bonus for any partial year worked at termination of employment equal to the higher of (x) the employee’s average bonus for the immediately preceding two years and (y) fifty percent (50%) of the maximum bonus the employee could have earned in the year employment terminates, pro rated for the portion of the year completed. To the extent any payments to either of these two former senior executives under these agreements would have constituted an “excess parachute payment” under section 280G(b)(1) of the Internal Revenue Code (the “Code”), the payments would be “grossed up” for any excise tax payable under such section, so that the amount retained after paying all federal income taxes due would be the same as such person would have retained if such section had not been applicable.

We have settled the action with Mr. Desjardins previously filed on December 7, 2006, in Illinois by Mr. Desjardins, our former Executive Vice President and Chief Financial Officer in which he asserted claims against us for certain severance payments pursuant to a Settlement Agreement and Release dated June 15, 2007. For a description of this agreement, see “—Separation Agreements with Former Executive Officers”.

Employment Agreements with Former Executive Officers.

As described below, Whitehall entered into employment agreements with Mr. Baumgardner, dated October 31, 2005, and Ms. Nicodemus-Volker, dated June 1, 2004. Robert Baumgardner’s employment terminated pursuant to an agreement and release, dated September 29, 2006, described below under the caption titled, “—Severance and Employment Agreements—Separation Agreements with Former Executive Officers.” Debbie Nicodemus-Volker, former EVP—Merchandising and Marketing left the Company effective as of October 27, 2006. Pursuant to her employment agreement, Ms. Nicodemus-Volker will receive continued payment of her base salary through October 27, 2007, a period of twelve months following the date of her termination of employment, subject to reduction by the amount of any compensation that Ms. Nicodemus-Volker receives from a subsequent employer or other employment during this twelve-month period.

Employment Agreement with Robert L. Baumgardner. Under the terms of the employment agreement, dated October 31, 2005, between Whitehall and Mr. Baumgardner, Mr. Baumgardner was entitled to receive an annual base salary of not less than $500,000. He also received a one-time, lump sum payment of $500,000 as a signing bonus. Mr. Baumgardner was also eligible to participate in the Company’s management cash bonus plan. Under the plan, he was eligible to receive an annual bonus of up to fifty percent (50%) of his base salary. Pursuant to the employment agreement and notwithstanding the foregoing, he was to receive an annual bonus for the fiscal year ending January 31, 2007 of no less than $125,000.

Under the terms of the employment agreement, Mr. Baumgardner was entitled to receive an employment inducement stock option award for the purchase of 325,235 shares of common stock of Whitehall at a purchase price equal to the higher of the fair market value (as defined in the Company’s 1997 Long-Term Incentive Plan) on Mr. Baumgardner’s first day of work or $0.75. This award (i) provides for vesting in three equal annual installments commencing on the first anniversary of the date of grant (but will vest fully, if not already vested, upon a change in control), (ii) expires on the tenth anniversary of the date of grant and (iii) is subject to the same terms and conditions (subject to limited exceptions with respect to vesting upon a change in control) as if granted under Whitehall’s 1997 Long-Term Incentive Plan.

The employment agreement was for an initial term of three years, subject to earlier termination, and would have been automatically extended for one additional year unless either party gave written notice of termination at least 60 days prior to the expiration of the term.

The employment agreement provided that if Mr. Baumgardner’s employment was terminated without “cause” (as defined in the employment agreement) during the employment period and prior to a change in control of Whitehall, he would continue to receive his base salary, target annual bonus payments and health and dental coverage for a period of twelve months. If Mr. Baumgardner terminated his employment with “good reason” (as defined in the employment agreement), he would have received his base salary and, if he executed a mutual release and non-disparagement agreement, target annual bonus payments and health and dental insurance for a period of twelve months. The severance payments described above will be reduced by the amount of any compensation that Mr. Baumgardner receives from a subsequent employer or from self-employment.

The employment agreement also provided Mr. Baumgardner with certain benefits, including participation in Whitehall’s employee benefit plans generally available to executives of Whitehall and relocation assistance. Whitehall also agreed to provide Mr. Baumgardner with an automobile allowance and to pay premiums related to his life insurance policy. The employment agreement contained confidentiality, non-compete and non-solicitation covenants from Mr. Baumgardner.

The employment agreement obligates Mr. Baumgardner to non-competition and a non-solicitation covenant during the period of his engagement and for a one-year period thereafter, and a confidentiality covenant.

Mr. Baumgardner’s stock options were cancelled effective as of March 15, 2006.

Mr. Baumgardner left us, effective September 1, 2006.

Employment Agreement with Debbie Nicodemus-Volker. Under the terms of Ms. Nicodemus-Volker’s employment agreement dated June 1, 2004, Ms. Nicodemus-Volker was entitled to receive an initial annual base salary of $300,000. In addition, beginning for the fiscal year ending January 31, 2005 and in the sole discretion of the Compensation Committee of the Whitehall’s Board of Directors, Ms. Nicodemus-Volker had the opportunity to participate in Whitehall’s Management Cash Bonus Plan, with the same percentage bonus opportunity as the Company’s other Executive Vice Presidents. Furthermore, Ms. Nicodemus-Volker was, in the sole discretion of the Compensation Committee, eligible during her employment with Whitehall to be granted stock options, restricted stock and/or other equity-based compensation awards.

Ms. Nicodemus-Volker’s employment agreement was for an initial term of one year, subject to earlier termination, and would have been automatically extendable for one additional year unless either party to the employment agreement gave written notice of termination at least 60 days prior to the expiration of the term.

The employment agreement also provided that if Ms. Nicodemus-Volker’s employment was terminated without “cause” (as defined in the employment agreement), she would receive a severance payment equal to her base salary for a period of twelve months following termination, any accrued but unpaid salary and annual bonus through and including the effective date of the termination of her employment (determined on a pro rata basis for the number of days of the fiscal year for which she was employed by Whitehall), such annual bonus to be paid following the Compensation Committee’s determination of her annual bonus, if any, for the fiscal year in which the termination of employment occurred, and other employee benefits to which she is entitled on the date of the termination of her employment in accordance with the terms of the applicable plans.

The employment agreement also provided Ms. Nicodemus-Volker with certain benefits, including participation in Whitehall’s employee benefit plans generally available to executives of the company (currently including health insurance, life insurance, and participation in the Company’s 401(k) plan, automobile benefits and reimbursement for business expenses) and relocation assistance. The employment agreement also contained confidentiality, non-compete and non-solicitation covenants from Ms. Nicodemus-Volker.

Employment Agreement with John R. Desjardins. Mr. Desjardins’s employment agreement, dated May 7, 1996, is described above, under the caption titled, “—Severance and Employment Agreements—Severance Agreements with Named Executive Officer and Former Named Executive Officer.” Mr. Desjardins’s tendered his resignation effective as of October 5, 2006. We have settled the action previously brought by Mr. Desjardins relating to severance payments pursuant to a Settlement Agreement and Release dated as of June 15, 2007 and more fully described below. (See “—Separation Agreements with Former Executive Officers”).

Employment Agreement with Matthew Patinkin. Mr. Patinkin’s employment agreement, dated May 7, 1996, is described above, under the caption titled, “—Severance and Employment Agreements—Severance Agreements with Named Executive Officer and Former Named Executive Officer.” Mr. Patinkin tendered his resignation effective as of October 6, 2006. We have agreed to provide Mr. Patinkin severance payments and benefits pursuant to a Settlement Agreement and Release, dated as of August 29, 2007 and more fully described below. (See “—Separation Agreements with Former Executive Officers”).

Employment Agreement with David Harris. Whitehall entered into an employment agreement with David Harris, dated November 15, 2006, under which Mr. Harris served as its Senior Vice President of store operations. Under the terms of the employment agreement, Mr. Harris was entitled to receive an initial annual base salary of $230,000. In addition, Mr. Harris was, in the sole discretion of the compensation committee of Whitehall’s Board of Directors, was eligible to participate in its management bonus plan with a target bonus equivalent to that of other senior vice presidents of Whitehall.

Mr. Harris’s employment agreement was for an initial term of one year, commencing on March 27, 2006, and, subject to earlier termination, was to be automatically extended for successive one year terms unless either party gives written notice of termination at least 60 days prior to the expiration of the then-current term.

The employment agreement provided that if Mr. Harris’s employment terminates for any reason, Mr. Harris, or his estate in the case of his death, will receive accrued benefits owed to him consisting of accrued but unpaid base salary through the date of termination and any employee benefits to which he is entitled upon termination of employment in accordance with the terms of Whitehall’s plans and programs. In addition, if his employment was terminated without “cause” (as defined in the employment agreement), Mr. Harris would receive continued payment of his base salary for a period of twelve months following termination, subject to reduction by the amount of any compensation that Mr. Harris receives from a subsequent employer or other employment during the twelve-month period.

Mr. Harris was subject to a non-competition covenant during the period of his employment and for any period during which he is receiving severance payments, to a non-solicitation covenant during his employment and for twelve months following the termination of his employment for any reason and a confidentiality covenant.

Effective August 13, 2007, Mr. Harris terminated his employment with us in order to pursue other opportunities. We entered into an Agreement and Release with Mr. Harris, dated August 27, 2007, setting forth the terms of Mr. Harris’ severance. (See “—Separation Agreements with Former Executive Officers”).

Separation Agreements with Former Executive Officers.

Agreement and Release with Robert Baumgardner. Under the terms of an agreement and release, dated September 29, 2006, Whitehall and Mr. Baumgardner terminated Mr. Baumgardner’s employment agreement, dated October 31, 2005, described above under the caption titled, “—Severance and Employment Agreements—Employment Agreements with Former Executive Officers.” Pursuant to the agreement and release, Mr. Baumgardner provided Whitehall with a general release of claims and agreed to a confidentiality covenant and a non-solicitation covenant surviving for one year following the date Mr. Baumgardner’s employment terminated. In consideration for the release and such covenants, Mr. Baumgardner received a severance payment equal to $10,000.

Pursuant to a professional services agreement also dated September 29, 2006, Mr. Baumgardner performed consulting services to Whitehall following the termination of his employment through December 31, 2006. In consideration for such consulting services, Whitehall paid Mr. Baumgardner an amount equal to $90,000.

Settlement Agreement and Release with John R. Desjardins. We settled the action previously filed on December 7, 2006 by Mr. Desjardins against Whitehall pursuant to a Settlement Agreement and Release dated June 15, 2007. Under this agreement, Mr. Desjardins executed a general release of claims against Whitehall, its parents, subsidiaries and affiliates and agreed to voluntarily dismiss his complaint against Whitehall listed above. Mr. Desjardins also agreed to confidentiality and nondisparagement covenants in favor of Whitehall, its parents, subsidiaries and affiliates. In consideration for the above, we agreed to pay Mr. Desjardins a severance payment of $1,137,625. More than half of this severance payment will be payable simultaneously upon dismissal of the above referenced action and the balance of which is payable in 24 monthly installments with interest. Whitehall has executed a promissory note in Mr. Desjardins’s favor with respect to these payments. Under the agreement, we have agreed to continue certain fringe benefits as well as reimburse Mr. Desjardins for other expenses related to insurance matters and maintain group health insurance coverage for Mr. Desjardins for 30 months following the date his employment terminated. We also agreed to pay Mr. Desjardins’s attorneys’ fees in the amount of $50,000 associated with the above referenced action.

Settlement Agreement and Release with Matthew Patinkin. We have agreed to provide Mr. Patinkin severance payments and benefits pursuant to a Settlement Agreement and Release executed by Mr. Patinkin on August 24, 2007 and executed by Whitehall on August 29, 2007. Under this agreement, Mr. Patinkin executed a general release of claims against Whitehall, its parents, subsidiaries and affiliates. Mr. Patinkin also agreed to confidentiality, non-solicitation of employees and nondisparagement covenants in favor of Whitehall, its parents, subsidiaries and affiliates. In consideration for the above, we agreed to pay Mr. Patinkin a severance payment of $987,500, payable as follows: $493,750 upon the effective date of the release and the balance on December 14, 2007. Whitehall has executed a promissory note in Mr. Patinkin’s favor with respect to these payments. Under the agreement, we have agreed to continue certain fringe benefits as well as reimburse Mr. Patinkin for other expenses related to insurance matters and maintain group health insurance coverage for Mr. Patinkin for 30 months following the date his employment terminated. We also agreed to pay Mr. Patinkin’s attorneys’ fees in the amount of $50,000 incurred in connection with this agreement.

Upon a change in control (as defined in the agreement), any amounts due and owing under the agreement shall accelerate and become payable on the earlier of the date such payment was otherwise due or 30 days following the change in control, unless the successor corporation agrees to assume Whitehall’s obligations under the promissory note.

Agreement and Release with David Harris. We entered into an Agreement and Release, executed by David Harris on August 24, 2007 and executed by Whitehall on August 29, 2007 setting forth the terms of Mr. Harris’s severance. Under this agreement, Mr. Harris executed a general release of claims against Whitehall, its parents, subsidiaries and affiliates. Mr. Harris also agreed to confidentiality, non-solicitation of employees and nondisparagement covenants in favor of Whitehall, its parents, subsidiaries and affiliates. In consideration for the above, we agreed to pay Mr. Harris his base salary for a period of 12 months. Such payments shall be reduced by any compensation received from an employer during this 12 month period.

Director Compensation

The following table sets forth certain information with respect to the compensation we paid to our directors during the fiscal year ended January 31, 2007.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings	All other compensation ($)	Total ($)

Current Directors
Edward Dayoob	$12,054	—	—	—	—	—	$12,054
Jonathan Duskin	$9,555	—	—	—	—	—	$9,555
Efrem Gerszberg	$0	—	—	—	—	—	$0
Charles G. Phillips	$9,555	—	—	—	—	—	$9,555
William R. Lazor	$0	—	—	—	—	—	$0
Former Directors
Richard K. Berkowitz	$48,735	—	—	—	—	—	$48,735
Seymour Holtzman	$9,555	—	—	—	—	—	$9,555
Daniel H. Levy	$26,150	—	—	—	—	—	$26,150
Norman Patinkin	$14,583	—	—	—	—	—	$14,583
Sanford Shkolnik	$35,426	—	—	—	—	—	$35,426

Compensation Committee Interlocks and Insider Participation

The Company’s Compensation Committee is comprised of Mr. Duskin. None of our executive officers serve as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Equity Incentive Plan

Prior to the consummation of the Merger, Whitehall adopted the 2007 Whitehall Jewelers, Inc. Stock Incentive Plan, referred to herein as the equity incentive plan. At the closing of the Merger, we assumed the equity incentive plan and awards granted thereunder. The purpose of the equity incentive plan is to motivate our key employees, officers, directors and consultants to use their best efforts on our and our affiliates’ behalf and to recruit and retain these employees, officers, directors and consultants.

Awards. The equity incentive plan provides for the grant of stock options and stock appreciation rights and for awards of shares, restricted shares, restricted stock units and other equity-based awards.

Shares Subject to the Equity Incentive Plan. Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the equity incentive plan shares is 3,728,070. If an award granted under the equity incentive plan terminates, lapses or is forfeited without the delivery or vesting of shares, as applicable, then the shares covered by the terminated, lapsed award or forfeited will again be available to be granted.

In the event of any change affecting the outstanding shares of our common stock by reason of, among other things, a share dividend or split, reorganization, recapitalization, merger, consolidation or any transaction similar to the foregoing (other than a cash dividend), the compensation committee, in its discretion, will be able to make such substitution or adjustment as it deems equitable as to (1) the number or kind of shares or other securities issued or reserved for issuance pursuant to the equity incentive plan or pursuant to outstanding awards, (2) the option price or exercise price of any stock appreciation right and/or (3) any other affected terms of such awards. Following the assumption of the equity incentive plan, the number of shares of common stock and the number of options will be automatically adjusted pursuant to the merger agreement.

Any shares of our common stock issued under the equity incentive plan may consist, in whole or in part, of authorized and unissued shares of our common stock or of treasury shares of our common stock.

Plan Administration. The equity incentive plan is administered by the compensation committee of our board of directors. Our Board of Directors also has the authority to take any action delegated to the compensation committee under the equity incentive plan as it may deem necessary. The number of shares underlying such substitute awards will be counted against the aggregate number of shares available for awards under the equity incentive plan. The compensation committee has the authority to (1) select equity incentive plan participants, (2) interpret the equity incentive plan, (3) establish, amend and rescind any rules and regulations relating to the equity incentive plan and to make any other determinations deemed necessary or desirable for the administration of the equity incentive plan, (4) correct any defect or supply any omission or reconcile any inconsistency in the equity incentive plan in the manner and to the extent deemed necessary or desirable and (5) establish the terms and conditions of any award consistent with the provisions of the equity incentive plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). Any decision in respect of the interpretation and administration of the equity incentive plan will lie within the sole and reasonable discretion of the compensation committee.

Eligibility. Any employee, officer, director or consultant of us or any of our affiliates will be eligible to participate in the equity incentive plan. In each case, the compensation committee selects the actual grantees.

Limitations. No award may be granted under the equity incentive plan after the 10th anniversary of its commencement. Awards granted prior to the termination may extend beyond the termination date of the equity incentive plan.

Options. Under the equity incentive plan, the compensation committee may grant both incentive stock options intended to conform to the provisions of Section 422 of the Code and non-qualified stock options. The exercise price for options will be determined by the compensation committee; provided, however, that the exercise price cannot be less than 100% of the fair market value (as defined in the equity incentive plan) of our common stock on the grant date. In the case of incentive stock options granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any of our subsidiaries, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the grant date and the incentive stock option will terminate on a date not later than one day preceding the fifth anniversary of the date on which such incentive stock option was granted. All options granted under the equity incentive plan will be non-qualified stock options unless the applicable award agreement expressly states that the option is intended to be an incentive stock option.

The compensation committee determines when, and upon what terms and conditions, options granted under the plan will be exercisable, except that no option will be exercisable more than 10 years after the date on which it was granted. The exercise price may be paid (1) with cash (or its equivalent), (2) to the extent permitted by the compensation committee, with shares of our common stock that have a fair market value equal to the aggregate option exercise price and that have been held by the optionee for not less than six months (or such other period as established by the compensation committee or generally accepted accounting principles); (3) to the extent permitted by the compensation committee through a “cashless exercise” via a broker; or (4) to the extent permitted by the compensation committee, partly in cash and partly in shares.

Stock Appreciation Rights. The compensation committee is authorized to grant stock appreciation rights under the equity incentive plan either independently or in connection with an option, or portion thereof. Stock appreciation rights granted in connection with an option, or portion thereof, (1) will be granted either at the same time as the option or at any time prior to the exercise or cancellation of the related option, (2) will cover the same shares covered by the option (or such lesser number of shares as the compensation committee may determine) and (3) will be subject to the same terms and conditions as such option as well as any additional limitations contemplated by the equity incentive plan or that the compensation committee may impose, in its discretion, including conditions upon the exercisability or transferability of stock appreciation rights.

The exercise price of each share covered by a stock appreciation right shall be determined by the compensation committee; provided, however, that the exercise price cannot be less than the greater of the fair market value of our common stock on the date the stock appreciation right was granted or, in the case of a stock appreciation right granted in connection with an option, or a portion thereof, the option price of the related option. Each stock appreciation right granted independent of an option will entitle an equity incentive plan participant upon exercise of such right to an amount equal to (1) the excess of (a) the fair market value on the exercise date of one share of common stock over (b) the exercise price per share, times (2) the number of shares covered by the stock appreciation right. Each stock appreciation right granted in connection with an option, or a portion thereof, will entitle an equity incentive plan participant to surrender to us the unexercised option, or any portion thereof, and to receive from us in exchange an amount equal to (1) the excess of (a) the fair market value on the exercise date of one share over (b) the option price per share, times (2) the number of shares covered by the option, or portion thereof, which is surrendered. Payment for any stock appreciation rights may be made in shares or in cash, or partly in shares and partly in cash, all as determined by the compensation committee.

Other Stock-Based Awards. The compensation committee is authorized to grant awards of shares, restricted shares, restricted stock units and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of our common stock. We refer to such awards as other stock-based awards. Other stock-based awards may be granted alone or in addition to any other awards granted under the equity incentive plan. Subject to the provisions of the equity incentive plan, the compensation committee determines (1) the number of shares to be awarded under (or otherwise related to) such other stock-based awards, (2) whether such other stock-based awards will be settled in cash, shares or a combination of cash and shares and (3) all other terms and conditions of such awards (including, without limitation, the vesting provisions thereof). In addition, the other stock-based awards will be in the form, and dependent on the conditions, as the compensation committee determines, including, without limitation, the right to receive one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives.

Transferability. Unless otherwise determined by the compensation committee, awards granted under the equity incentive plan are not transferable other than by will or by laws of descent and distribution.

Change of Control. The equity incentive plan provides that, in the event of a change of control, as defined below, the compensation committee may, in its sole discretion, provide for:

•

termination of an award upon the consummation of the change of control but only if the award has vested and been paid out or the equity incentive plan participant has been permitted to exercise the award in full for a period of not less than 10 days prior to the change of control;

•	acceleration of all or any portion or an award;

•

payment of any amount (in cash or, in the discretion of the compensation committee, in the form of consideration paid to our stockholders in connection with the change of control) in exchange for the cancellation of such award, however, if holders of our common stock are to receive consideration other than cash in exchange for their shares of common stock in connection with a change in control, the Company may only make such payments if the equity incentive plan participants have been permitted to exercise their awards; and/or

•	issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards.

A change of control is defined to mean the occurrence of any of the following events:

•

any person (other than affiliates of Prentice) becoming a beneficial owner of securities representing a majority of the combined voting power of our then outstanding securities generally entitled to vote for the election of members of our Board of Directors;

•	the sale, lease, transfer, conveyance or other disposition, in one or a series of transactions, of all or substantially all of our assets;

•	the consummation of a merger, consolidation or reorganization wherein the beneficial owners of our voting securities prior to the transaction do not own a majority as a result of the transaction; and

•	the consummation of a plan relating to the liquidation of the company.

Amendment and Termination. The compensation committee may amend, alter or terminate the equity incentive plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent.

Equity Incentive Plan Awards to Named Executive Officers

Prior to the consummation of the Merger, Whitehall granted awards of options to Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter under the 2007 Whitehall Jewelers, Inc. Stock Incentive Plan. We assumed these awards upon the closing of the Merger. Pursuant to stock option agreements dated July 20, 2007, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter were granted options to purchase 4,823, 2,813, 1,608 and 402 shares of common stock of Whitehall, respectively, in each case for an exercise price of $850 per share, the fair market value of such shares on the date of grant. Following the closing of the Merger, pursuant to the terms of the equity incentive plan, these options were converted to options to purchase 1,198,594, 699,180, 399,531 and 99,883 shares of our common stock, respectively, at a price of $3.42 per Share.

Mr. Dayoob’s award was 12/36ths vested on the date of grant, and vest with respect to 1/36ths of the award on each monthly anniversary of August 17, 2007. For Mr. Dayoob, 2/36ths of Mr. Dayoob’s award (for a total of 19/36ths of the total award) will vest within sixty days. Mr. Nachwalter’s award was 14/36ths vested on the date of grant, and will also vest with respect to 1/36th of the award on each monthly anniversary of August 17, 2007. Like Mr. Dayoob’s award, an additional 2/36ths of Mr. Nachwalter’s award (for a total of 21/36ths of the total award) will vest within the next sixty days. Mr. Don’s and Mr. Funasaki’s awards were 7/48ths vested on the grant date, and each award vests with respect to 1/48th of the award on each monthly anniversary of August 17, 2007. For Messrs. Don and Funasaki, 2/48ths of their awards (for a total of 14/48ths of each executive’s total award) will vest over the next sixty days.

Beginning with fiscal year 2007, which ends February 2, 2008, in addition to the vesting schedule described above, a portion of each executive’s option shall vest if certain performance goals, based on meeting or exceeding EBIDTA (as defined in the award agreement) targets, are met. Each option expires on the fifth anniversary of the date of grant.

In addition, if (a) Mr. Dayoob is “engaged” (as defined in Mr. Dayoob’s award agreement) by us immediately prior to the consummation of a “change in control” (as defined in Mr. Dayoob’s employment agreement), (b) Mr. Dayoob is requested, in writing, to resign from our Board of Directors in connection with becoming a public company or (c) Mr. Dayoob is not re-elected to serve on our Board of Directors upon the termination date of his employment agreement, then all of Mr. Dayoob’s options, to the extent not previously vested or forfeited, shall immediately vest and become exercisable.

We have the right to repurchase any shares of stock acquired upon exercise of any portion of each executive’s option within 30 days following the termination of each executive’s employment for the (i) fair market value of the shares on the date of repurchase if such termination of employment if for a reason other than for “cause” (as defined in the award agreement”) or the executive’s voluntary resignation or (ii) 80% of the fair market value of the shares on the date of repurchase if such termination of employment is for cause or the executive’s voluntary resignation, in either case, payable in equal quarterly installments over a two-year period.

Bonus Award Agreements Entered Into With Named Executive Officers

On July 20, 2007, prior to the consummation of the Merger, Whitehall Jewelers, Inc. entered into Bonus Award Agreements with each of Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter. Under these agreements, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter will be eligible to receive maximum bonuses equal to $300,000, $175,000, $100,000 and $25,000, respectively. Subject to each executive’s continued employment through December 31, 2008, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter will receive 83%, 52%, 52% and 88% respectively, of his total bonus amount on the next regular payroll date following December 31, 2008. Mr. Dayoob shall continue to receive payments under his Bonus Award Agreement if he is “engaged” by the Company as of such date. Under Mr. Dayoob’s Bonus Award Agreement, Mr. Dayoob will be “engaged” by the Company for so long as he (x) is employed by the Company; (y) provides services to the Company as a consultant or (z) serves as a member of the Company’s Board of Directors.

Subject to each executive’s continued employment through each payment date (or in the case of Mr. Dayoob, his continued engagement through such dates), on the next regular payroll date following the final day of each month after December 31, 2008 and on a monthly basis thereafter, Mr. Dayoob and Mr. Nachwalter will receive an amount equal to 1/36th and Mr. Don and Mr. Funasaki will receive an amount equal to 1/48th of his total bonus amount on a monthly basis, until such time as he has received a gross amount equal to his total bonus amount.

Upon a “change in control” (as defined in each award agreement) each executive will receive an amount equal to his total bonus amount less any payments previously received under his bonus award agreement.

If an executive’s employment is terminated for “cause” (as defined in each executive’s employment agreement) he will forfeit the right to receive any payments under his bonus award agreement. Upon an executive’s death, “disability” (as defined in each executive’s employment agreement) or voluntary resignation, the executive will receive (x) if such death, “disability” or voluntary resignation occurs prior to December 31, 2008, a pro-rated share of the percentage payment the executive would have received had he remained employed through December 31, 2008, calculated as of the date his employment terminated or (y) if such death, “disability” or voluntary resignation occurs after December 31, 2008, any accrued, but unpaid monthly bonus payment.

If an executive’s employment is terminated without “cause,” he will be entitled to receive (x) if such without cause termination occurs prior to December 31, 2008, the percentage payment the executive would have received had he remained employed through December 31, 2008 pro rated through the date his employment terminated plus six months or (y) if such without cause termination occurs after December 31, 2008, an amount equal to the lesser of six monthly bonus payments or the remainder the executive’s total bonus amount.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
AND DIRECTOR INDEPENDENCE

On February 1, 2006, the Bridge Loan Agreement for $30.0 million was amended and restated in its entirety pursuant to the Term Loan Agreement. Pursuant to the Term Loan Agreement, the January 31, 2006 maturity of the Bridge Term Loan was extended for three years, subject to customary conditions, in connection with the 2006 Merger Agreement, and PWJ Lending LLC and Holtzman made an additional $20.0 million loan to Whitehall effective February 2, 2006. The Term Loan Agreement was amended and restated pursuant to the Amended and Restated Term Loan Agreement on February 20, 2007, and was further amended on June 25, 2007 pursuant to the Second Amended and Restated Term Loan Agreement.

PWJ Lending LLC, an affiliate of Prentice, served as administrative agent and collateral agent, and also a lender under the Term Loan Agreement, as well as the various amendments thereto. Entities affiliated with Prentice owned approximately 75.67% of Whitehall immediately prior to the Merger and currently own approximately 64.9% of our common stock.

Holtzman was also a lender under the Term Loan Agreement, as amended from time to time. On July 27, 2007, immediately prior to its repayment pursuant to the Contribution Agreement, the amount of principal, interest and other amounts outstanding under the Second Amended and Restated Term Loan Agreement was approximately $66.6 million, of which approximately $51.8 million was owed to PWJ Lending LLC, and $14.8 million was owed to Holtzman. Holtzman owned approximately 24.43% of Whitehall immediately prior to the Merger and currently owns approximately 15.13% of our common stock.

Pursuant to the Contribution Agreement, $7,560,833 of outstanding indebtedness under the Second Amended and Restated Term Loan Agreement that was loaned to Whitehall solely by PWJ Lending LLC from the period of June 28, 2007 until July 27, 2007 as a bridge to the 2007 Equity Transactions, was contributed to Whitehall simultaneously with the consummation of the 2007 Equity Transactions, in return for 2,210,770 shares of our common stock and warrants to purchase 1,105,385 shares of our common stock being issued to PWJ Lending LLC in the 2007 Equity Transactions. The securities purchase agreement provided that the 2,210,770 shares of our common stock and warrants to purchase 1,105,385 shares of our common stock being issued to PWJ Lending LLC, were issued at a cost of $3.42 per share of common stock, and with 1/2 of a warrant being issued for each share of common stock issued, in return for the contribution of the outstanding indebtedness of $7,560,833 to Whitehall. The securities purchase agreement was approved by our board of directors. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Term Loan”).

In addition, pursuant to the Contribution Agreement, $59,013,333 of indebtedness under the Second Amended and Restated Term Loan Agreement, or the combined Prentice-Holtzman indebtedness, was contributed, immediately prior to the effective time of the Merger, by PWJ Lending LLC and Holtzman to Whitehall, in return for shares of Whitehall common stock. At the time of this contribution Whitehall was owned entirely by affiliates of Prentice and Holtzman. The determination for the amount of Whitehall common stock provided to each of PWJ Lending LLC and Holtzman in return for the contribution of the combined Prentice-Holtzman indebtedness to Whitehall, was made by the parties to the Contribution Agreement, namely PWJ Lending, Holtzman and Whitehall. Prior to such contribution and prior to the Merger and the 2007 Equity Transactions, Whitehall had 100,000 shares issued and outstanding. Whitehall was valued by Roth Capital Partners, LLC, which acted as exclusive placement agent in the 2007 Equity Transactions at $85 million, which valuation included the combined Prentice-Holtzman indebtedness, in connection with the 2007 Equity Transactions consummated on July 27, 2007. Prior to the closing of the 2007 Equity Transactions, higher valuations of the Company were marketed by Roth Capital Partners, LLC to potential investors, however insufficient commitments were received in order to raise the $50 million of aggregate proceeds that was determined by the Company to be a minimum threshold needed in the offering. In the spring and summer of 2007, Roth Capital Partners, LLC first commenced marketing efforts at a valuation of the Company of $120 million, and then subsequently at a valuation of $100 million, however insufficient commitments were received by potential investors. At a valuation of $85 million, including 1/2 of a warrant being issued for each share of common stock issued, Roth Capital Partners, LLC was able to secure commitments from the purchasers to raise $50 million in the 2007 Equity Transactions (See “Overview/Corporate information and recent developments—The 2007 Equity Transactions”). Roth Capital Partners, LLC received a fee of approximately $1.8 million for acting as exclusive placement agent, which was paid for by the Company. BTG Investments LLC, an affiliate of Roth Capital Partners, LLC purchased, as part of the 2007 Equity Transactions, 145,000 shares of our Common Stock and warrants to purchase 72,500 shares of our Common Stock for $495,900. The amount of Whitehall equity allocable for the contribution of the combined Prentice-Holtzman indebtedness was determined by dividing the combined Prentice-Holtzman indebtedness by the $85 million Whitehall valuation, and multiplying that result by the 100,000 issued and outstanding shares of Whitehall, yielding 69,427 shares of Whitehall common stock. Of such 69,427 shares, 52,741 shares were issued to PWJ Lending LLC and 16,686 shares were issued to Holtzman, with the allocation being determined in accordance with each party’s relative contribution to the combined Prentice-Holtzman indebtedness, together with an adjustment in Prentice’s favor for accrued and unpaid interest and fees owed to Prentice in connection with its portion of the combined Prentice-Holtzman indebtedness.

The $85 million valuation of Whitehall, determined in the context of the contribution of the combined Prentice-Holtzman indebtedness, is the same valuation of Whitehall as was used in the 2007 Equity Transactions. In the Merger, each share of Whitehall common stock owned by affiliates of Prentice and Holtzman, including the shares received in return for the contribution, was converted into the right to receive 248.54 shares of common stock of the Company, an exchange ratio determined based on an $85 million valuation of Whitehall, not including the proceeds of the 2007 Equity Transactions. The Board of Directors of Whitehall also approved the terms and conditions of the Contribution Agreement and the various transactions therein.

Prior to the Merger, Whitehall adopted the 2007 Whitehall Jewelers, Inc. Stock Incentive Plan, which we refer to as the equity incentive plan. Edward Dayoob, who is currently our Chief Executive Officer, Michael Don, who is currently our President and Chief Operating Officer, Mark Funasaki, who is currently our Executive Vice President, Chief Administrative Officer and Business Development and Robert Nachwalter, who is currently our Senior Vice President and General Counsel, were granted options to purchase 4,823, 2,813, 1,608 and 402 shares of common stock of Whitehall, respectively, in each case for an exercise price of $850 per share, the fair market value of such shares on the date of grant, as per the equity incentive plan. We assumed the equity incentive plan and the awards granted thereunder, pursuant to the Merger Agreement, at the closing of the Merger. Following the closing of the Merger, pursuant to the terms of the equity incentive plan, these options were converted to options to purchase 1,198,594, 699,180, 399,531 and 99,883 shares of our common stock, respectively, each at an exercise price of $3.42 per share. (See “Executive Compensation–Compensation Discussion and Analysis”, “—Summary Compensation” and “—Equity Incentive Plan Awards to Named Executive Officers”).

During fiscal 2006, Whitehall accrued $500,000 in management fees due to Prentice. These fees were related to management support provided by Prentice throughout the year, although these fees were waived by Prentice and were never paid.

PWJ Funding, LLC, and affiliate of Prentice, also purchased, as part of the 2007 Equity Transactions, an additional 4,924,171 shares of our common stock and warrants to purchase 2,462,086 shares of our common stock at an exercise price of $4.10 per share, for $16,840,665.

Millenium Partners, L.P., which owns approximately 11% of our common stock, purchased, as part of the 2007 Equity Transactions, 4,385,965 shares of our common stock, and warrants to purchase 2,192,983 shares of our common stock at an exercise price of $4.10 per share, for $15,000,000.30.

Pursuant to the advisory agreement, by which Halter Financial Group, L.P. agreed to provide financial advisory services in connection with the Merger and other matters after the Merger, the Company paid a fee of $300,000 to Halter Financial Group, L.P. after the consummation of the Merger and the 2007 Equity Transactions. Timothy Halter, the Company’s sole director and officer prior to the Merger is the president and sole stockholder of Halter Financial Group, L.P.

On December 17, 2007, the Company and Prentice signed a non-binding term sheet whereby Prentice indicated its intent to arrange a senior secured term loan from one or more entities affiliated with Prentice (the “Prentice Loan Lenders”) to us in the aggregate principal amount of $25 million (the “Prentice Loan”). If extended, the Prentice Loan would: (i) be secured by a security interest in all of the assets of the Company and its subsidiaries, (ii) have a maturity date one day following maturity of the existing revolving credit facility under our senior credit agreement, (iii) be senior to all of existing borrowed money indebtedness of the Company and its subsidiaries other than indebtedness under our senior credit agreement and (iv) contain affirmative and negative covenants acceptable to the Prentice Loan Lenders. The Prentice Loan would bear interest at the rate of fifteen percent (15%) per annum (such interest to be payable monthly in cash). The terms of the Loan would permit repayment of all or a portion of the loan in certain circumstances, subject to the consent of our senior lenders. Prentice Capital Management, LP would receive, at closing, a fee equal to three percent (3%) of the Prentice Loan for arranging and structuring the Prentice Loan. The Prentice Loan would be subject to customary closing conditions, including (i) execution of an appropriate intercreditor agreement with the senior lenders, (ii) execution and delivery of a credit agreement and promissory note acceptable to the Prentice Loan Lenders and (iii) filing of appropriate UCC-1 financing statements evidencing the Prentice Loan Lenders’ security interest in the assets of the Company and its subsidiaries. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity Overview”)

Review, Approval or Ratification of Transactions with Related Persons

Our management determines which transactions or relationships should be referred to the Board of Directors for consideration. The Board of Directors then determines whether to approve, ratify, revise or terminate a related person transaction on a case by case basis. We have not adopted a written policy for the review of transactions with related persons.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange. In determining whether our directors are independent, however, we intend to comply with the rules of NASDAQ. Currently, one of our directors, William Lazor, is “independent” under the independence standards of NASDAQ.

DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Description of Capital Stock

Common Stock

We are authorized to issue 100,000,000 shares of common stock, $0.001 par value per share, of which 39,953,121 were issued and outstanding December 18, 2007. The holders of our common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of our stockholders.

No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no stockholder has any right to convert our common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, our stockholders of common stock are entitled to dividends when, as and if declared by our board from funds legally available therefore and, upon liquidation, to a pro-rata share in any distribution to stockholders. We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Pursuant to our Certificate of Incorporation, our board has the authority, without further stockholder approval, to provide for the issuance of up to 10 million shares of our preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Our board has the power to afford preferences, powers and rights (including voting rights) to the holders of any preferred stock preferences, such rights and preferences being senior to the rights of holders of common stock. No shares of our preferred stock are currently outstanding. Although we have no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of our company.

Provisions Having A Possible Anti-Takeover Effect

Our Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by our board and to discourage certain types of transactions which may involve an actual or threatened change of our control. Our board is authorized to adopt, alter, amend and repeal our Bylaws or to adopt new Bylaws. In addition, our board has the authority, without further action by our stockholders, to issue up to 10 million shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The issuance of our preferred stock or additional shares of common stock could adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in our control.

Our stockholders have no pre-emptive rights to acquire additional shares of our common stock or other securities. Our common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of our Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, par value $0.001 per share, without designation, of which none were issued and outstanding as of December 18, 2007.

Warrants

The Warrants issued in the 2007 Equity Transactions became exercisable upon the filing of an amendment to our Certificate of Incorporation increasing the number of our authorized shares of our common stock to 100,000,000 shares and, in the aggregate, entitle the holders thereof to purchase up to 7,309,943 shares of our common stock. The Warrants have an exercise price of $4.10 per share, subject to anti-dilution adjustments for stock splits and stock dividends, and have a five year term. Warrants require payments to be made by us for failure to timely deliver the Warrant Shares. Warrants also contain a limitation on exercise, such that the investors may not own in excess of 4.99% or 9.99% (depending on the investor) of our outstanding shares of common stock (subject to an increase or decrease, upon at least 61-days notice by an investor to us, of up to a maximum of 9.99%). At any time after the registration statement is effective, we shall have the option to call the Warrants at a redemption price per Warrant equal to the exercise price per share if the closing sale price of our common stock is at least $6.15 for twenty consecutive trading days.

In the event that the Company fails to cause the Registration Statement to remain effective for the lesser of (x) two years from the closing and (y) such shorter period for the availability of sales of securities pursuant to Rule 144(k) promulgated under the Securities Act, except for allowable grace periods, the Company shall be required to pay the holders of the Shares and the Warrants liquidated damages equal to 1% of the aggregate purchase price for the Shares per month, in cash, until such failures are cured, subject to a cap of 10%. The total aggregate amount of liquidated damages to be paid in cash to the Purchasers of Shares and Warrants for such failure would be $500,000 per month, up to a maximum aggregate payment of $5 million. Notwithstanding the foregoing, no liquidated damages shall be due pursuant to the registration rights agreement as a result of any failure caused by the application of Rule 415 by the SEC and no liquidated damages shall be payable with respect to the Warrants or the Warrant Shares. The value of the Warrants, reflected on our unaudited consolidated balance sheet as of August 4, 2007, in accordance with U.S. GAAP, is $7,421,939.74. Using the valuation of the Warrants reflected on our balance sheet, the per Warrant Share purchase price is $1.02, or the Allocated Per-Warrant Share Purchase Price. Based on the Allocated Per-Warrant Share Purchase Price of $1.02, the aggregate amount of liquidated damages allocable per month to the Warrants would be $74,219.40, or $0.01 per Warrant, and the maximum aggregate amount of liquidated damages allocable to the Warrants would be $742,193.97, or $0.10 per Warrant.

Using the Allocated Per-Warrant Share Purchase Price, and assuming no anti-dilutive adjustments, stock splits, dividends or liquidated damages, the total possible profit available to selling stockholders is dependent on the value of our common stock share price as of the date that the Warrants are exercised. Holders of the Warrants will recognize a profit once our share price exceeds $5.12 (the total of (i) the exercise price of the Warrants, which is $4.10, plus (ii) the Allocated Per-Warrant Share Purchase Price of $1.02). Holders of the Warrants’ profits will increase as our share price increases beyond $5.12. The Company may, with notice to the holders, call the Warrants at a redemption price of $4.10 per Warrant, if the closing sale price of the Company’s common stock is at least $6.15 for twenty consecutive trading days. It is likely that the Company would exercise its call right upon or soon after the price of the common stock equals the redemption threshold level, following which holders of the Warrants would likely exercise the Warrants immediately after receipt of notice and prior to the Company’s call or else forfeit their inherent gain in their Warrants. In the event of a holder of the Warrants exercising when the common stock share price is $6.15, the profit per Warrant Share would be $1.03. If our share price does not exceed $5.12 within the next five years, holders of the Warrants will not realize any profit.

Options

See “Executive Compensation—Equity Incentive Plan.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of December 27, 2007 regarding the beneficial ownership of shares of our common stock by: (i) each person or entity known to us to be the beneficial owner of more than 5% of our common stock; (ii) each of our named executive officers; (iii) each member of our Board of Directors; and (iv) all members of our Board of Directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and is calculated based on 39,953,121 shares of our common stock issued and outstanding on December 27, 2007 following the Merger and the 2007 Equity Transactions. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock issuable upon the exercise of stock options or warrants or the conversion of other securities held by that person that are currently exercisable or convertible, or are exercisable or convertible within 60 days of December 27, 2007, are deemed to be issued and outstanding. These shares, however, are not deemed outstanding for the purposes of computing percentage ownership of each other stockholder.

Name and address of beneficial owner[1]	Securities Beneficially Owned
	Shares of common stock beneficially owned		Percentage of common stock outstanding
Principal security holders:
PWJ Lending LLC[2]	15,318,927		38.34
PWJ Funding, LLC[2]	10,623,001		26.59
Holtzman Opportunity Fund, L.P.[3]	6,046,813		15.14
Millennium Partners, L.P.[4]	4,385,965		10.98
Directors and executive officers:
Edward Dayoob	632,591	[5]	1.50
Michael Don	203,927	[6]	*
Jonathan Duskin[7]	—		—
Mark Funasaki	116,529	[8]	*
David Harris[9]	—		*
Efrem Gerszberg[10]	—		—
Dawn Kennedy[11]	—		—
William Lazor	—		—
Peter Michielutti	—		—
Robert B. Nachwalter	58,265	[12]	*
Charles G. Phillips[13]	—		—
Former Executive officers:
Robert L. Baumgardner	—		—
John R. Desjardins	—		—
Matthew M. Patinkin	—		—
Debbie-Nicodemus-Volker	—		—
All directors and executive officers as a group (11 persons)	33,000,053	[14]	82.60

*  Denotes less than 1%.

1.	Except as otherwise noted below, each of the following individual’s address of record is c/o Whitehall Jewelers, Inc., 125 South Wacker Dr., Ste. 2600, Chicago, IL 60606.

2.

Prentice Capital Management, LP is the manager of PWJ Funding, LLC and PWJ Lending LLC and, as such, may be deemed to have voting control and investment discretion over securities owned by PWJ Funding, LLC and PWJ Lending LLC, which own a total of 29,509,399 shares comprised of 15,318,927 shares of common stock and 1,105,385 shares of common stock issuable upon exercise of warrants issued pursuant to the 2007 Equity Transactions owned by PWJ Lending LLC and 10,623,001 shares of common stock and 2,462,086 shares of common stock issuable upon exercise of warrants issued pursuant to the 2007 Equity Transactions owned by

PWJ Funding, LLC. Michael Zimmerman is the Managing Member of (a) Prentice Management GP, LLC, the general partner of Prentice Capital Management, (b) Prentice Capital GP, LLC, the general partner of certain investment funds that own interests in PWJ Lending LLC and PWJ Funding, LLC and (c) Prentice Capital GP II, LLC, the general partner of certain other investment funds that own interests in PWJ Lending LLC and PWJ Funding, LLC. As such, Mr. Zimmerman may be deemed to control Prentice Capital Management and the general partner of certain investment funds that own interests in PWJ Lending LLC and PWJ Funding, LLC, and therefore may be deemed to be the beneficial owner of the securities owned by PWJ Lending LLC and PWJ Funding LLC. Each of Mr. Zimmerman and Prentice Capital Management disclaims beneficial ownership of all of the securities owned by PWJ Lending LLC and PWJ Funding, LLC.

3.

Holtzman Opportunity Fund, L.P. is a Nevada limited partnership which is primarily involved in acquiring, holding and disposing of investments in various companies. The general partner of Holtzman Opportunity Fund, L.P. is Holtzman Financial Advisors, LLC (“Advisors”), the managing member of Advisors is SH Independence, LLC (“Independence”), and the manager of Independence is Seymour Holtzman, and, as a result, all of which may be deemed to have voting control and investment discretion over securities owned by Holtzman Opportunity Fund, L.P., which owns 6,046,813 shares of common stock. Advisors is a Nevada limited liability company that is primarily involved in managing Holtzman’s affairs and assets. Independence is a Nevada limited liability company that is involved in serving as the managing member of Advisors. As a result of his position at SH Independence, LLC, Mr. Holtzman may be deemed to control Holtzman Opporuntiy Fund, L.P. and certain of the investment funds that own interests in Holtzman Opporuntiy Fund, L.P. and therefore may be deemed to be the beneficial owner of the securities owned by Holtzman Opporuntiy Fund, L.P. Each of Holtzman Financial Advisors, LLC, SH Independence, LLC and Mr. Holtzman disclaims beneficial ownership of the securities owned by Holtzman Opportunity Fund, L.P. The address for Holtzman Opportunity Fund, L.P. is c/o Jewelcor Companies, 100 N. Wilkes-Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702.

4.

Millennium Management, L.L.C., a Delaware limited liability company, is the managing partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P., which owns 6,578,948 shares comprised of 4,385,965 shares of our common stock and 2,192,983 shares of our common stock issuable upon exercise of warrants issued pursuant to the 2007 Equity Transactions. Israel A. Englander is the managing member of Millennium Management, LLC. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, L.L.C. or Mr. Englander as to beneficial ownership of the shares of the Company’s common stock owned by Millennium Partners, L.P. The address of Millennium Partners, L.P. is c/o Millennium Management, L.L.C., 666 Fifth Avenue, 8th Floor, New York, NY 10103.

5.	Includes 632,591 shares issuable upon the exercise of options are that are currently exercisable or will become exercisable within the next 60 days.

6.	Includes 203,927 shares issuable upon the exercise of options are that are currently exercisable or will become exercisable within the next 60 days.

7.	The mailing address of Jonathan Duskin is c/o Prentice Capital Management, LP, 623 Fifth Avenue, 32nd Floor, New York, NY 10022.

8.	Includes 116,529 shares issuable upon the exercise of options are that are currently exercisable or will become exercisable within the next 60 days.

9.	David Harris resigned on August 13, 2007.

10.	Mr. Gerszberg is a limited partner of the Holtzman Opportunity Fund, L.P. However, Mr. Gerszberg does not control Holtzman Opportunity Fund, L.P. nor the investment manager.

Mr. Gerszberg disclaims all beneficial ownership in this registration statement on Form S-1 except to the extent of his limited partnership interest in the Holtzman Opportunity Fund. The address for Mr. Gerszberg is c/o Jewelcor Companies, 100 N. Wilkes-Barre Blvd, Wilkes-Barre, PA 18702.

11.	Dawn Kennedy resigned on May 13, 2007.

12.	Includes 58,265 shares issuable upon the exercise of options are that are currently exercisable or will become exercisable within the next 60 days.

13.	The mailing address of Charles G. Phillips is c/o Prentice Capital Management, LP, 623 Fifth Avenue, 32nd Floor, New York, NY 10022.

14.

The board of directors includes Jonathan Duskin and Charles Phillips, who are employees of Prentice Capital Management, L.P., and Efrem Gerszberg, who is a limited partner of the Holtzman Opportunity Fund, L.P. In addition to the shares held by directors and officers, the number of shares listed includes shares held by PWJ Funding, LLC, PWJ Lending LLC and Holtzman Opportunity Fund, L.P.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those (i) those issued to certain selling stockholders pursuant to the 2007 Equity Transactions and (ii) those issuable to certain selling stockholders upon exercise of the warrants issued pursuant to the 2007 Equity Transactions. For additional information regarding the issuances of common stock and the warrants pursuant to the 2007 Equity Transactions, see description of “2007 Equity Transactions” in the Prospectus Summary. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for PWJ Lending LLC, PWJ Funding, LLC and BTG Investments LLC and except for the ownership of the shares of common stock and the warrants, the selling stockholders have not had any material relationship with us within the past three years. For additional information regarding our relationship with PWJ Lending LLC and PWJ Funding, LLC, see description of “History of Whitehall” in the Prospectus Summary.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the shares of common stock and the warrants, as of December 27, 2007, assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercise.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of registration rights agreements with the holders of the shares of common stock and the warrants pursuant to the 2007 Equity Transactions, this prospectus generally covers the resale of at least the sum of (i) the number of shares of common stock issued in the 2007 Equity Transactions and (ii) the shares of common stock issued and issuable upon exercise of the related warrants issued in the 2007 Equity Transactions, determined as if the outstanding warrants were exercised, as applicable, in full, as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the warrants, (i) a selling stockholder may not exercise the warrants, to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.999% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised, such restriction can be waived by a selling stockholder upon 61 days notice to the company up to 9.999%, and (ii) a selling stockholder may not exercise the warrants, to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.999% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised, such restriction cannot be waived by a selling stockholder. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering
1. EGATNIV, LLC[1]	45,000	[2]	45,000	0
2. Cranshire Capital, L.P.[3]	109,650	[4]	109,650	0
3. Stark Global Opportunities Master Fund Ltd.[5]	175,440	[6]	175,440	0
4. Stark Master Fund Ltd.[7]	2,017,542	[8]	2,017,542	0
5. Vision Opportunity Master Fund, Ltd.[9]	877,192	[10]	877,192	0
6. Capital Ventures International[11]	219,297	[12]	219,297	0
7. Millennium Partners, L.P.[13]	6,578,948	[14]	6,578,948	0
8. BTG Investments LLC[15]	217,500	[16]	217,500	0
9. Hudson Bay Fund LP17	47,150	[18]	47,150	0
10. Hudson Bay Overseas Fund LTD[19]	62,501	[20]	62,501	0
11. Galleon Captain’s Partners, L.P.[21]	180,702	[22]	180,702	0
12. Galleon Captain’s Offshore, Ltd.[23]	696,492	[24]	696,492	0

(1)	Seth Farbman or Shai Stern directly or indirectly, along with others, have the power to vote or dispose of such securities.

(2)	Represents 30,000 shares of common stock and 15,000 shares of common stock issuable upon exercise of warrants issued pursuant to the 2007 Equity Transactions.

(3)

Mitchell P. Kopin, the President of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P., has sole voting control and investment discretion over securities held by Cranshire Capital, L.P. Each of Mitchell P. Kropin and Downsview Capital, Inc. disclaims beneficial ownership of the shares held by Cranshire Capital, L.P.

(4)	Represents 73,100 shares of common stock and 36,550 shares of common stock issuable upon exercise of warrants issued pursuant to the 2007 Equity Transactions.

(5)

Michael A. Roth and Brian J. Stark have voting and investment control over securities owned by Stark Global Opportunities Master Fund, Ltd. but Messrs. Roth and Stark disclaim ownership of such securities. Stark Global Opportunities Master Fund, Ltd., an affiliate of a broker-dealer, acquired such securities in the ordinary course of business, and at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(6)	Represents 116,960 shares of common stock and 58,480 shares of common stock issuable upon exercise of warrants issued pursuant to the 2007 Equity Transactions.

(7)

Michael A. Roth and Brian J. Stark have voting and investment control over securities owned by Stark Master Fund, Ltd. but Messrs. Roth and Stark disclaim ownership of such securities. Stark Master Fund, Ltd., an affiliate of a broker-dealer, acquired such securities in the ordinary course of business, and at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(8)	Represents 1,345,028 shares of common stock and 672,514 shares of common stock issuable upon exercise of warrants issued pursuant to the 2007 Equity Transactions.

(9)	Adam Benowitz has voting and investment control over the securities owned by Vision Opportunity Master Fund, Ltd., but Mr. Benowitz disclaims ownership of such securities.

(10)	Represents 584,795 shares of common stock and 292,397 shares of common stock issuable upon exercise of warrants issued pursuant to the 2007 Equity Transactions.

(11)

Heights Capital Management, Inc., the authorized agent of Capital Ventures International or CVI, has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. CVI, an affiliate of a broker-dealer, acquired such securities in the ordinary course of business, and at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership.

(12)	Represents 146,198 shares of common stock and 73,099 shares of common stock issuable upon exercise of warrants issued pursuant to the 2007 Equity Transactions.

(13)

Millennium Management, L.L.C., a Delaware limited liability company, is the managing partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P., which owns 6,578,948 shares comprised of 4,385,965 shares of common stock and 2,192,983 shares of common stock issuable upon exercise of warrants issued pursuant to the 2007 Equity Transactions. Millenium Partners, L.P., an affiliate of a broker-dealer, acquired such securities in the ordinary course of business, and at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Israel A. Englander is the managing member of Millennium Management, L.L.C. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission of either Millennium Management, L.L.C. or Mr. Englander as to the beneficial ownership of shares of the Company’s common stock owned by Millennium Partners, L.P.

(14)	Represents 4,385,965 shares of common stock and 2,192,983 shares of common stock issuable upon exercise of warrants issued pursuant to the 2007 Equity Transactions.

(15)

Each of Byron Roth and Gordon Roth has voting and dispositive power with respect to the securities owned by BTG Investments LLC. BTG Investments LLC, an affiliate of a broker-dealer, acquired such securities in the ordinary course of business, and at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Roth Capital Partners, LLC, of which Byron Roth and Gordon Roth are both partners, acted as placement agent in connection with our private placement that closed on July 27, 2007. Shares of our common stock held by BTG Investments LLC were acquired in the 2007 Equity Transactions.

(16)	Represents 145,000 shares of common stock and 72,500 shares of common stock issuable upon exercise of warrants issued pursuant to the 2007 Equity Transactions.

(17)

Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Fund LP. Hudson Bay Fund LP, an affiliate of a broker-dealer, acquired such securities in the ordinary course of business, and at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(18)	Represents 31,433 shares of common stock and 15,717 shares of common stock issuable upon exercise of warrants issued pursuant to the 2007 Equity Transactions.

(19)

Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Overseas Fund LTD. Hudson Bay Overseas Fund LTD, an affiliate of a broker-dealer, acquired such securities in the ordinary course of business, and at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(20)	Represents 41,667 shares of common stock and 20,834 shares of common stock issuable upon exercise of warrants issued pursuant to the 2007 Equity Transactions.

(21)

Todd Deutsch, Michael Deutsch, and Marc Lebensfeld share voting and investment power over these securities. Each of Todd Deutsch, Michael Deutsch, and Marc Lebensfeld disclaim beneficial ownership over the securities held by Galleon Captain’s Partners, L.P.

(22)	Represents 120,468 shares of common stock and 60,234 shares of common stock issuable upon exercise of warrants issued pursuant to the 2007 Equity Transactions.

(23)

Todd Deutsch, Michael Deutsch, and Marc Lebensfeld share voting and investment power over these securities. Each of Todd Deutsch, Michael Deutsch, and Marc Lebensfeld disclaim beneficial ownership over the securities held by Galleon Captain’s Offshore, Ltd.

(24)	Represents 464,328 shares of common stock and 232,164 shares of common stock issuable upon exercise of warrants issued pursuant to the 2007 Equity Transactions.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling stockholders, and issuable to the selling stockholders upon exercise of certain warrants which have been issued to the selling stockholders, to permit the resale of those shares of common stock by the holders of the shares of common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will receive the exercise price from any cash exercise of the warrants. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions after the effective date of the registration statement, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended, as permitted by that rule, or Section 4(1) under the Securities Act of 1933, as amended, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and if such short sale shall take place after the date that this registration statement is declared effective by the Commission, the selling stockholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer or agents participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended, and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act of 1933, as amended, and Rule 10b-5 under the Securities Exchange Act of 1934, as amended.

Each selling stockholder has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Specifically, the securities being registered in this prospectus may not be offered or sold in Montana and New Hampshire in solicited sales transactions by registered dealers, absent filing of notices with such states, which notices have not been filed. The securities may be sold in such states in isolated transactions or pursuant to unsolicited sales under Section 4(4) of the Securities Act.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Roth Capital Partners, LLC is a registered broker dealer and NASD member firm. Pursuant to a letter agreement dated March 1, 2007 Roth Capital Partners, LLC served as placement agent in our private placement offering that was consummated on July 27, 2007, and received cash commissions and reimbursement of certain expenses. An affiliate of Roth Capital Partners, LLC was an investor in the private placement. The registration statement of which this prospectus forms a part includes the shares of Common Stock and shares of Common Stock underlying the warrants held by this affiliate.

The securities held by the affiliate of Roth Capital Partners, LLC are restricted from sale, transfer, assignment, pledge or hypothecation or from being the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part, except transfers as allowed under NASD Rule 2710 (g)(1) and (2).

Roth Capital Partners, LLC has indicated to us its willingness to act as selling agent on behalf of certain of the selling shareholders named in the prospectus under the section titled "Selling Security Holders" that purchased our privately placed securities. All shares sold, if any, on behalf of selling shareholders by Roth Capital Partners, LLC would be in transactions executed by Roth Capital Partners, LLC on an agency basis and commissions charged to its customers in connection with each transaction shall not exceed a maximum of 5% of the gross proceeds. Roth Capital Partners, LLC does not have an underwriting agreement with us and/or the selling shareholders for the Shares and the Warrants being sold in this offering and no selling shareholders are required to execute transactions through Roth Capital Partners, LLC. Further, other than any existing brokerage relationship as customers with Roth Capital Partners, LLC, no selling shareholder has any pre- arranged agreement, written or otherwise, with Roth Capital Partners, LLC to sell their securities through Roth Capital Partners, LLC.

NASD Rule 2710 requires NASD members firms (unless an exemption applies) to satisfy the filing requirements of Rule 2710 in connection with the resale, on behalf of selling shareholders, of the securities on a principal or agency basis. NASD Notice to Members 88-101 states that in the event a selling shareholder intends to sell any of the shares registered for resale in this prospectus through a member of the NASD participating in a distribution of our securities, such member is responsible for insuring that a timely filing, if required, is first made with the Corporate Finance Department of the NASD and disclosing to the NASD the following:

•	it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

•	the complete details of how the selling shareholders’ shares are and will be held, including location of the particular accounts;

•

whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the selling shareholders, including details regarding any such transactions; and

•

in the event any of the securities offered by the selling shareholders are sold, transferred, assigned or hypothecated by any selling shareholder in a transaction that directly or indirectly involves a member firm of the NASD or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of the NASD for review.

No NASD member firm may receive compensation in excess of that allowable under NASD rules, including Rule 2710, in connection with the resale of the securities by the selling shareholders, which total compensation may not exceed 8%.

The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Securities Exchange Act of 1934, as amended, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Schulte Roth & Zabel LLP, New York, New York.

EXPERTS

We included our financial statements which include our consolidated balance sheet as of January 31, 2007 and the related consolidated statements of operations, stockholder’s (deficit) equity and cash flows for the periods from February 1, 2006 through June 8, 2006 (predecessor) and June 9, 2006 through January 31, 2007 (successor) in this prospectus which have been audited by Grant Thornton LLP, an independent registered public accounting firm as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as an expert in accounting and auditing in giving such reports.

We include our financial statements, which include our consolidated balance sheet as of January 31, 2006 and the related statements of operations, shareholders’ equity, and cash flows for each of two years in the period ended January 31, 2006 in this prospectus which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as an expert in accounting and auditing in giving such reports.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

As previously disclosed in a Current Report on Form 8-K filed by Whitehall with the SEC on March 31, 2006, and subsequently amended on April 21, 2006, PricewaterhouseCoopers LLP, or PWC, the independent registered public accounting firm for Whitehall, informed Whitehall and the Audit Committee of Whitehall’s Board of Directors on March 27, 2006 that it was resigning upon the completion of PWC’s audit procedures regarding the financial statements of Whitehall as of and for the fiscal year ended January 31, 2006 and the Annual Report on Form 10-K, or the Whitehall Form 10-K, in which such financial statements were included. The Whitehall Form 10-K was filed with the SEC on April 17, 2006 and on that date PWC’s tenure as the independent registered public accounting firm for Whitehall ended.

PWC’s reports on Whitehall’s financial statements as of and for the fiscal years ended January 31, 2006 and 2005 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principle, except that the report on Whitehall’s financial statements as of and for the fiscal year ended January 31, 2005, as issued on November 10, 2005 in connection with the Whitehall’s proxy statement relating to a special meeting of stockholders, and the report on Whitehall’s financial statements as of and for the fiscal year ended January 31, 2006 included in the Whitehall Form 10-K contained an explanatory paragraph that expressed substantial doubt about Whitehall’s ability to continue as a going concern or the Whitehall Going Concern Paragraph.

During Whitehall’s fiscal years ended January 31, 2006 and 2005, and through April 17, 2006, there were no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PWC, would have caused it to make reference thereto in its report on Whitehall’s financial statements for such years.

None of the reportable events set forth in Item 304(a)(1)(v) of Regulation S-K occurred within the Company’s fiscal years ended January 31, 2006 or 2005 and through April 17, 2006.

Whitehall provided PWC with a copy of the disclosures contained herein. PWC’s responses are attached as Exhibit 16 to the Form 8-K dated March 31, 2006 and the subsequent amendment on April 21, 2006.

The Company disclosed the Whitehall Going Concern Paragraph to our successor accountant, Grant Thornton LLP, and authorized PWC to respond fully to Grant Thornton LLP regarding this and other matters.

The Company had historically retained S. W. Hatfield, CPA as its principal accountant. There were no disagreements between the Company and S. W. Hatfield, CPA whether resolved or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved, would have caused S. W. Hatfield, CPA to make reference to the subject matter of the disagreement in connection with its reports.

In connection with the closing of the Merger, on July 27, 2007, the Company dismissed S. W. Hatfield, CPA as its principal accountant and retained Grant Thornton LLP as its new principal accountant. The Company’s board of directors approved the decision to change its principal accountant.

S. W. Hatfield, CPA’s reports on the financial statements contained in the Company’s Form 10-KSB did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, other than a to note that S. W. Hatfield, CPA, has expressed doubt that the Company can continue as a going concern, or the WHJH Going Concern Paragraph. The Company had not consulted with Grant Thornton LLP on any matter prior to engaging it as our principal accountant.

The Company disclosed the WHJH Going Concern Paragraph to our successor accountant, Grant Thornton LLP, and authorized S. W. Hatfield, CPA to respond fully to Grant Thornton LLP regarding this and other matters.

The Company had requested S.W. Hatfield, CPA furnish a letter addressed to the Securities Exchange Commission stating whether or not S.W. Hatfield, CPA agrees with the statements in the Form 8-K filed on August 1, 2007. A copy of such letter dated July 27, 2007 is filed as Exhibit 16.1 to the Company’s August 1, 2007 Form 8-K.

AVAILABLE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. Our website address is http://www.whitehalljewelers.com/. The information included on our website is not included as a part of, or incorporated by reference into, this registration statement on Form S-1. We may make available through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we have filed or furnished such material to the SEC.

You may read and copy any materials we file with the SEC at the SEC’s Public Reference room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and formation statements, and other information regarding issuers that file electronically with the SEC, at http://www.sec.gov.

CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial statements of business acquired:

Page
Audited financial statements:
Report of Independent Registered Public Accounting firm	F-2
Prior Years Report of Independent Registered Public Accounting Firm	F-3
Consolidated Statements of Operations for the periods from June 9, 2006 to January 31, 2007 and February 1, 2006 to June 8, 2006 and for the fiscal years ended January 31, 2006 and 2005	F-4
Consolidated Balance Sheets as of January 31, 2007 and 2006	F-5
Consolidated Statement of Stockholders’ Equity for the fiscal years ended January 31, 2007 and 2006	F-6
Consolidated Statements of Cash Flows for the periods from June 9, 2006 to January 31, 2007 and February 1, 2006 to June 8, 2006 and for the fiscal years ended January 31, 2006 and 2005	F-7
Notes to Consolidated Financial Statements	F-8–F-38
Financial Statement Schedule
Schedule II–Valuation and Qualifying Accounts	F-39
Unaudited Financial Statements:
Consolidated Statements of Operations for the three and nine months ended November 3, 2007 and October 31, 2006	F-40–F-41
Consolidated Balance Sheets as of November 3, 2007 and January 31, 2007	F-42
Consolidated Statements of Cash Flows for the nine months ended November 3, 2007 and October 31, 2006	F-43
Notes to Consolidated Financial Statements	F-44–F-58
(b) Unaudited Pro forma Condensed Consolidating Financial Statements	F-59–F-61

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Whitehall Jewellers, Inc.

We have audited the accompanying consolidated balance sheet of Whitehall Jewellers, Inc. and subsidiaries (the “Company”) as of January 31, 2007 and the related consolidated statements of operations, stockholder’s equity and cash flows for the periods from February 1, 2006 through June 8, 2006 (predecessor) and June 9, 2006 through January 31, 2007 (successor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Whitehall Jewellers, Inc. as of January 31, 2007 and the consolidated results of their operations and their cash flows for the periods February 1, 2006 through June 8, 2006 (predecessor) and June 9, 2006 through January 31, 2007 (successor) in conformity with accounting principles generally accepted in the United States of America.

The financial statements of Whitehall Jewellers, Inc. as of January 31, 2006, and for the year then ended were audited by other auditors. As described in Note 8—Discontinued Operations, the Company changed the composition of its discontinued operations as of January 31, 2006 and January 31, 2005 to reflect the additional stores closed from February 1, 2006 through June 8, 2006. We audited the adjustments that were applied to restate the disclosures for discontinued operations reflected in the January 31, 2006 and 2005 financial statements. Our procedures included (a) agreeing the adjusted amounts of discontinued operations, sales, income (loss) from discontinued operations and income (loss) from discontinued operations, net of income taxes to the Company’s underlying records obtained from management and (b) tested the mathematical accuracy of the reconciliations of discontinued operations to the consolidated financial statements.

In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures on the January 31, 2006 or January 31, 2005 financial statements of the Company other than with respect to such adjustments, and accordingly, we do not express an opinion or any other form of assurance on the January 31, 2006 and January 31, 2005 financial statements taken as a whole.

Our audit was conducted for purposes of forming an opinion on the basic financial statements taken as a whole. The Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois
July 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Whitehall Jewellers, Inc.:

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 8—Discontinued Operations, the balance sheets of Whitehall Jewellers, Inc. as of January 31, 2006 and January 31, 2005 and the related statements of operations, shareholders’ equity, and cash flows for each of two years in the period ended January 31, 2006 (the 2006 and 2005 financial statements before the effects of the adjustments discussed in Note 8—Discontinued Operations are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 2 (not presented herein), the Company’s recent operating performance and liquidity deficiencies, as well as other uncertainties, raise substantial doubt about its ability to continue as a going concern. The Company’s plans in regard to these matters are described in Note 4 (not presented herein). The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 8—Discontinued Operations, present fairly, in all material respects, the financial position of Whitehall Jewellers, Inc. at January 31, 2006 and January 31, 2005, and the results of its operations and its cash flows for each of the two years in the period ended January 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 8—Discontinued Operations and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chicago, Illinois
April 17, 2006

WHITEHALL JEWELLERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)	Successor	Predecessor
	June 9, 2006– January 31, 2007	February 1, 2006– June 8, 2006	Year Ended January 31
			2006	2005
Net sales	$181,142	$85,095	$284,672	$292,020
Cost of sales (including buying and occupancy expenses)	124,747	58,364	191,016	189,223
Impairment of store related assets	—	—	3,171	—

Gross profit	56,395	26,731	90,485	102,797
Selling, general and administrative expenses	66,787	35,928	102,324	98,318
Professional fees and other operating charges	5,642	2,489	10,564	7,679
Loss on disposal of property and equipment	1,650	—	26	383
Impairment of goodwill	—	—	5,662	—

Loss from operations	(17,684)	(11,686)	(28,091)	(3,583)
Interest expense	10,957	5,183	12,536	4,365

Loss from continuing operations before income taxes	(28,641)	(16,869)	(40,627)	(7,948)
Income tax expense (benefit)	168	—	2,475	(2,430)

Net loss from continuing operations	(28,809)	(16,869)	(43,102)	(5,518)
Income (loss) from discontinued operations, net of income taxes (benefit) of $0, $0, $0, and $(1,177)	134	648	(41,255)	(4,365)

Net loss	$(28,675)	$(16,221)	$(84,357)	$(9,883)

Net income (loss) per share, basic:
Continuing operations	$(2,880,900)	$(1.01)	$(3.03)	$(0.40)
Discontinued operations	13,400	0.04	(2.90)	(0.31)

Net loss per share, basic:	$(2,867,500)	$(0.97)	$(5.93)	$(0.71)

Weighted average common shares	10	16,763,215	14,214,000	13,943,000

The accompanying notes are an integral part of the consolidated financial statements.

WHITEHALL JEWELLERS, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	Successor	Predecessor
	January 31, 2007	January 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$1,311	$1,965
Accounts receivable, net	1,495	1,825
Merchandise inventories, net	174,090	142,124
Other current assets	1,263	1,103

Total current assets	178,159	147,017
Property and equipment, net	30,687	35,375
Intangible assets, net	12,834	—
Goodwill	9,215	—
Deferred financing costs, net	3,745	3,940

Total assets	$234,640	$186,332

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Revolver loans	$83,860	$64,875
Customer deposits	1,959	2,723
Accounts payable	50,913	17,683
Trade notes payable	22,366	—
Accrued payroll	6,617	5,966
Other accrued expenses	12,715	16,532
Accrued liabilities of discontinued operations	38	3,686

Total current liabilities	178,468	111,465
Trade notes payable	—	22,336
Bridge term loan—related party	56,080	30,000
Other long-term liabilities	4,460	5,820

Total liabilities	239,008	169,621
Stockholders’ (deficit) equity:
Common Stock ($0.01 par value; 10 shares authorized; 10 shares issued and outstanding at January 31, 2007. $0.001 par value, 60,000,000 shares authorized; 18,058,902 shares issued at January 31, 2006.)	—	21
Class B Common Stock (No shares issued or outstanding at January 31, 2007. $1.00 par value, 26,026 shares authorized; 142 shares issued and outstanding at January 31, 2006)	—	—
Additional paid-in capital	24,307	83,902
Accumulated deficit	(28,675)	(54,929)
Treasury stock (1,295,687 shares at January 31, 2006)	—	(12,283)

Total stockholders’ (deficit) equity	(4,368)	16,711

Total liabilities and stockholders’ (deficit) equity	$234,640	$186,332

The accompanying notes are an integral part of the consolidated financial statements.

WHITEHALL JEWELLERS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

	Common Stock	Class B Common Stock	Additional Paid-in Capital	Accumulated Deficit/ Retained Earnings	Treasury Stock	Total
	(in thousands)
Predecessor
Balance at February 1, 2004	$18	$—	$106,091	$39,311	$(39,652)	$105,768
Net loss	—	—	—	(9,883)	—	(9,883)
Exercise of options	—	—	12	—	—	12
Issuance of shares	—	—	(652)	—	652	—
Deferred compensation	—	—	672	—	—	672
Stock issued under Employee Stock Purchase Plan	—	—	—	—	54	54

Balance at January 31, 2005	18	—	106,123	29,428	(38,946)	96,623
Net loss	—	—	—	(84,357)	—	(84,357)
Exercise of warrants	3	—	(22,286)	—	26,472	4,189
Issuance of shares	—	—	(221)	—	171	(50)
Deferred compensation	—	—	286	—	—	286
Stock issued under Employee Stock Purchase Plan	—	—	—	—	20	20

Balance at January 31, 2006	21	—	83,902	(54,929)	(12,283)	16,711
Net loss from February 1, 2006 to June 8, 2006	—	—	—	(16,221)	—	(16,221)
Equity cancellation of Predecessor at June 8, 2006	(21)	—	(83,902)	71,150	12,283	(490)

Balance at June 8, 2006	—	—	—	—	—	—
Successor
Net investment related to merger	—	—	24,307	—	—	24,307

Balance at June 9, 2006	—	—	24,307	—	—	24,307
Net loss June 9, 2006 to January 31, 2007	—	—	—	(28,675)	—	(28,675)

Balance at January 31, 2007	$—	$—	$24,307	$(28,675)	$—	$(4,368)

The accompanying notes are an integral part of the financial statements.

WHITEHALL JEWELLERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
	June 9, 2006- January 31, 2007	February 1, 2006- June 8, 2006	Year Ended January 31,
			2006	2005
	(in thousands)
Cash flows from operating activities:
Net loss	$(28,675)	$(16,221)	$(84,357)	$(9,883)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Deferred taxes	—	—	3,157	(1,084)
Depreciation and amortization	8,529	4,036	14,815	12,834
Write-down of inventory	—	—	19,931	—
Impairment of store-related assets	—	—	11,562	—
Impairment of goodwill	—	—	5,662	—
Deferred compensation	—	—	237	672
Loss on disposition of assets	1,650	—	268	343
Payment in kind interest	3,911	2,169	—	—
Proceeds from contract sign-on bonus	—	—	2,000	—
Proceeds from landlord incentive	2,705
Changes in assets and liabilities:
Decrease (increase) in accounts receivable, net	324	6	863	(144)
Decrease (increase) in merchandise inventories, net	(32,920)	955	21,621	22,470
Decrease (increase) in other current assets	1,593	(1,841)	(625)	492
Decrease (increase) in current income tax benefit	56	7	3,864	(1,665)
(Decrease) increase in accounts payable and trade notes payable	14,417	12,777	(19,293)	(329)
(Decrease) in customer deposits	(495)	(269)	(319)	(559)
(Decrease) increase in accrued payroll	1,764	(1,113)	2,137	(628)
(Decrease) increase in other accrued expenses	(5,632)	(4,057)	6,031	(10,019)
(Decrease) increase in other long-term liabilities	(369)	368	(1,192)	80

Net cash provided by (used in) operating activities	(33,142)	(3,183)	(13,638)	12,580

Cash flows from investing activities:
Capital expenditures	(5,487)	(2,081)	(4,334)	(4,739)

Net cash used in investing activities	(5,487)	(2,081)	(4,334)	(4,739)

Cash flows from financing activities:
Borrowing on revolver loan	232,390	116,334	402,729	960,168
Repayment of revolver loan	(198,338)	(131,401)	(411,647)	(966,715)
Proceeds from bridge loan–related party	—	20,000	30,000	—
Repayment of subordinated debt	—	—	—	(640)
Proceeds from Investors related to merger	24,307
Net assets acquired related to merger	(24,307)
Financing costs	—	(1,810)	(4,701)	(282)
Proceeds from exercise of stock options	—	—	—	12
Proceeds from stock issued under the Employee Stock Purchase Plan	—	—	20	54
Proceeds from exercise of warrants	—	—	2,094	—
(Decrease) increase in outstanding checks	4,177	1,887	(764)	(133)

Net cash provided by (used in) financing activities	38,229	5,010	17,731	(7,536)

Net change in cash and cash equivalents	(400)	(254)	(241)	305
Cash and cash equivalents at beginning of period	1,711	1,965	2,206	1,901

Cash and cash equivalents at end of period	$1,311	$1,711	$1,965	$2,206

Supplemental disclosures of cash flow information:
Interest paid	$4,417	$2,280	$8,239	$4,062

Income taxes (refunded)/paid	$57	$(12)	$(3,475)	$(1,829)

The accompanying notes are an integral part of the financial statements.

WHITEHALL JEWELLERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Operations

The consolidated financial statements of Whitehall Jewellers, Inc. (the “Company”) include the results of the Company’s chain of specialty retail fine jewelry stores. The Company operates exclusively in one business segment, specialty retail jewelry. The Company has a national presence with 322 and 365 stores located in 37 and 38 states operating in regional and super regional shopping malls as of January 31, 2007 and January 31, 2006, respectively. The Company’s business is highly seasonal and a significant portion of the Company’s sales and gross profit is generated during the fourth fiscal quarter of each fiscal year.

2. Acquisition and Merger

On June 8, 2006, the Stockholders of the Company voted in favor of the proposed merger of WJ Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of WJ Holding Corp. (“WJH”), each an affiliate of Prentice Capital Management, LP (“Prentice”), and Holtzman Opportunity Fund, L.P. (“Holtzman” and together with Prentice, the “Investors”) with and into the Company pursuant to the Agreement and Plan of Merger (“2006 Merger”) entered into as of February 1, 2006 by and among the Company, Investors, Purchaser and WJH (the “2006 Merger Agreement). The Company continued as the surviving corporation and is a wholly-owned subsidiary of WJH.

The merger pursuant to the 2006 Merger Agreement was the second and final step in the acquisition of the Company by Holtzman and Prentice. The first step was a tender offer (the “Offer”) by WJ Acquisition for all of the Company’s outstanding common stock at a price of $1.60 per share. Prentice and Holtzman, together with their affiliates, were the largest stockholders of the Company’s prior to the Offer, owning, in the aggregate, 4,283,795 shares of common stock, representing beneficial ownership (or deemed beneficial ownership) of approximately 25.6% of the common stock outstanding and approximately the same percentage of the aggregate voting power in the Company. Following the Offer, the tendered common stock, together with the common stock already owned by Prentice, Holtzman and their respective affiliates, represented approximately 75.8% of the Company’s outstanding common stock and approximately the same percentage of the aggregate voting power in the Company. In accordance with the terms and conditions of the 2006 Merger Agreement, WJ Acquisition was merged with and into the Company with the Company continuing as the surviving corporation. Holtzman and Prentice and their respective affiliates owned a sufficient number of shares of common stock to assure adoption of the 2006 Merger Agreement at the Special Meeting of Stockholders and they were required by the 2006 Merger Agreement to vote all of their shares of common stock in favor of adoption of the 2006 Merger Agreement and did so. As a result, the 2006 Merger Agreement was adopted. As a result of the 2006 Merger, the Company became a wholly owned subsidiary of WJH. The total cash purchase price was $27,325,000 including transaction costs paid by the Company of $3,018,000. Following the merger, the Company ceased to be a public company.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

June 8, 2006 (in thousands)
Current assets	$149,529
Property and equipment	33,354
Intangible assets	13,518
Goodwill	9,215
Non current assets	3,169

Total assets acquired	$208,785

Current liabilities	$108,218
Long-term debt	74,535
Non current liabilities	1,725

Total liabilities assumed	184,478

Net assets acquired	$24,307

Under severance agreements between the Company and two of its executive officers, the consummation of the Offer constituted a “change in control”. Pursuant to the severance agreements, upon certain terminations or resignations following such change in control, these executive officers each would be entitled to receive a payment of approximately $1,100,000 and $1,000,000, respectively and to the continuation of other fringe benefits for 30 months. The two executive officers resigned from the Company in early October, 2006. See additional discussion in Note 19 Commitments and Contingencies.

3. Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Fiscal Years

The Company’s fiscal years 2006, 2005 and 2004, as referred to throughout the consolidated financial statements and notes, represent the fiscal years ended January 31, 2007, January 31, 2006 and January 31, 2005, respectively.

2006 Merger

Predecessor—The consolidated financial statements of the Predecessor represent the consolidated financial position and results of operations of Whitehall Jewellers, Inc. prior to the 2006 Merger transaction.

Successor—The consolidated financial statements of the Successor represent the consolidated financial position and results of operations of Whitehall Jewellers, Inc. subsequent to the 2006 Merger transaction.

The consolidated financial statements of the Successor as of January 31, 2007 and for the period from June 9, 2006 through January 31, 2007 reflect the 2006 Merger in accordance with the Financial Accounting Standards Board (FASB) Statement of Accounting Standards (SFAS) No. 141, Business Combinations. The Company engaged independent appraisers to assist in determining the fair values of property and equipment, and other intangible assets including trade names, customer lists and favorable leaseholds. The Company received final values from the appraisers, which have been included in the financial statements and notes as of the 2006 Merger date. The Company has allocated the purchase price on the basis of its estimate of fair value of the underlying assets acquired and liabilities assumed in the 2006 Merger.

Liquidity

The Company has experienced recurring losses from operations in each of the last three fiscal years, as well as significant negative cash flow from operations in fiscal years 2006 and 2005. The Company is in the process of implementing programs intended to increase sales, improve gross margin, reduce certain operating expenses, and raise additional capital. Several of the planned initiatives are in process including, but not limited to, (i) improving management over field operations through changes in the field staffing, (ii) implementing new field incentive compensation plans, (iii) reviewing strategic alternatives related to financing and growing the business, (iv) reducing professional fees which in fiscal 2005 and 2006 were driven by the various financing transactions and the proxy contest, (v) reducing other central and store related costs. In fiscal year 2006, as described in Note 2, the Company entered into an acquisition and merger. In fiscal year 2007, as described in Note 23—Subsequent Events, the Company 1) renegotiated its credit agreements and borrowed an additional $42.5 million, 2) entered into a reverse merger with a public company and raised $50.0 million from investors, 3) converted certain term loans plus accrued interest to equity, and 4) renegotiated the terms of its vendor notes, including an extension of the maturity dates. The Company expects future years’ results to return to profitability and positive operating cash flow as a result of these and other initiatives to improve operating performance. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

4. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

Reclassifications

Certain amounts in the financial statements related to store closures have been reclassified to discontinued operations for all years presented. Certain other account balances have been reclassified from the prior year to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conjunction with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Reserves for inventory, accounts receivable, sales returns, deferred tax assets and projections of undiscounted future cash flows used to evaluate the recoverability of long-lived asset carrying values are significant examples of the use of such estimates. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company’s financial instruments include cash, accounts receivable, accounts payable and trade notes payable, revolver loans, and the bridge term loan. The carrying value of cash approximates fair value based on current quoted market prices. The carrying amounts of accounts receivable, accounts payable and trade notes payable approximates fair value because of the short- term nature of these items. The carrying amounts of the revolver loans and the bridge term loan approximate fair value based on current market rates.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits in banks and any temporary cash investments purchased with an original maturity of three months or less.

Accounts Receivable

Accounts receivable are recorded at the amount management expects to collect and consists primarily of customer credit card charges and other non-recourse third party credit arrangements for merchandise delivered to the customer for which the Company has not yet received payment under the terms of the arrangements. Allowance for doubtful accounts represents reserves established to address exposures to chargebacks on credit receivables that have already been collected. The Company accrues an estimate of expected chargebacks based on the Company’s historical chargeback experience. Amounts are charged off when the credit card company deducts the chargebacks from our payments.

Merchandise Inventories

Merchandise inventories are stated principally at the lower of weighted average cost or market. Purchase cost is reduced to reflect certain allowances and discounts received from merchandise vendors. Periodic credits or payments from merchandise vendors in the form of consignment conversions, volume or other purchase discounts and other vendor consideration are reflected in the carrying value of the inventory and recognized as a component of cost of sales as the merchandise is sold. Additionally, to the extent it is not addressed by established vendor return privileges, and if the amount of cash consideration received from the vendor exceeds the estimated fair value of the goods returned, that excess amount is reflected as a reduction in the purchase cost of the inventory acquired. Allowances for inventory shrink, scrap and other provisions are recorded based upon analysis and estimates by the Company. In-bound freight and certain merchandise procurement, central distribution and internal warehouse costs are allocated to inventory and expensed in cost of sales based on inventory turnover.

Certain of the Company’s agreements with merchandise vendors provide credits for co-op advertising as calculated as a percentage of net merchandise purchases. In accordance with EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”, the Company classifies certain merchandise vendor allowances as a reduction to inventory cost unless evidence exists supporting an alternative classification. The Company earned vendor allowances for advertising of $2,300,000 for the period June 9, 2006 to January 31, 2007, $700,000 for the period February 1, 2006 to June 8, 2006, $2,600,000 for fiscal year 2005 and $2,400,000 for fiscal year 2004. The Company records such allowances as a reduction of inventory cost, and as the inventory is sold, the Company recognizes a lower cost of sales.

The Company also obtains merchandise from vendors under various consignment agreements. The consigned inventory and related contingent obligations associated with holding and safekeeping such consigned inventory are not reflected in the Company’s financial statements. At the time of sale of consigned merchandise to customers, the Company records the purchase liability and the related consignor cost of such merchandise in cost of sales.

The top 5 merchandise vendors accounted for 42%, 47%, 41% and 38% of inventory purchases for the periods June 9, 2006 to January 31, 2007, February 1, 2006 to June 8, 2006, fiscal year ended January 31, 2006 and the fiscal year ended January 31, 2005, respectively.

Long-Lived Assets

Property and equipment are carried at cost, less accumulated depreciation and amortization. Furniture and fixtures are depreciated on a straight-line basis over estimated useful lives ranging from five to ten years. Software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease term or ten years. The Company’s assets were revalued and recorded at fair value in accordance with SFAS 141 as part of the 2006 merger. The revalued assets are being depreciated and amortized over their remaining useful lives, which, in some instances, may be shorter than 5 years. Upon retirement or disposition of property and equipment, the applicable cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the results of operations.

On an annual basis or earlier, whenever facts and circumstances indicate potential impairment, the Company evaluates the recoverability of long-lived asset carrying values, using projections of undiscounted future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values. In evaluating long-lived retail store assets for impairment, the Company considers a number of factors such as a history of consistent store operating losses, sales trends, store management turn-over, local competition and changes in mall demographic profiles.

Based on the nature of such estimates, it is possible that future results of operations or net cash flows could be materially affected if actual outcomes are significantly different from the Company’s estimates related to these matters.

Warrants

The Predecessor Company accounted for warrants in accordance with FASB Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” At the date of issuance, the fair value of the warrants is determined using the Black-Scholes model. The value of warrants outstanding was marked to market at the end of each fiscal quarter. The change in the value of warrants was recognized as a component of interest expense.

Advertising and Marketing Expense

The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over the expected period of future benefit which is typically during the month the advertising takes place. Advertising expense was $2,200,000 for the period June 9, 2006 to January 31, 2007, $4,100,000 for the period February 1, 2006 to June 8, 2006, $6,700,000 for the fiscal year ended January 31, 2006 and $7,400,000 for the fiscal year ended January 31, 2005.

Direct-response advertising consists primarily of special offers, flyers and catalogs that, from time to time, include value off coupons for merchandise.

Contract Sign-on Bonus

During the second quarter of fiscal year 2005, the Company received a $2,000,000 contract sign-on bonus related to the renewal of the Company’s private label credit card contract. The Company is amortizing the contract proceeds over the five-year term of the contract as a reduction to credit expense. The unamortized portion of the contract sign-on bonus is included in the Company’s balance sheet.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of assets acquired in purchase business combinations. Under FASB Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets,” goodwill is reviewed annually in the fourth quarter (or more frequently if impairment indicators arise) for impairment. Intangible assets are carried at cost, less accumulated amortization. Trade name costs are amortized on a straight-line basis over 30 years. Customer mailing list costs are amortized on a straight-line basis over seven years. Favorable leases are amortized on a straight-line basis over the remaining lease term.

Deferred Financing Costs

In connection with the Company’s financing agreements, the Company incurred various financing costs. These costs are deferred on the Company’s balance sheet and amortized over the terms of the agreements and included in interest expense.

Discontinued Operations

Store closings are considered as discontinued operations when i) a decision is made to close a significant number of stores under a store closure plan, ii) the operations and cash flows have been

(or will be) eliminated from the ongoing operations of the Company as a result of the closure and iii) there will be no significant continuing involvement in the store operations subsequent to their closure. Store closings in the ordinary course of business are not considered discontinued operations. Prior years results are restated to classify the results of the closed stores to discontinued operations and eliminate the results from ongoing operations. During the fourth quarter of fiscal 2005 and the first quarter of fiscal 2006, the Company closed 78 stores, 77 of which were closed in connection with the store closure plan (as discussed in Note 7). The Company classified the results of operations related to these stores as discontinued operations as: (1) the cash flows from these stores are separately identifiable and have been eliminated from the Company’s ongoing operations; (2) there is no discernable migration of cash flows to other stores expected; and (3) the Company has no continuing involvement in these stores going forward.

Store Pre-opening Expense

Expenses associated with the opening of new store locations are expensed in the period such costs are incurred.

Lease Expense

The Company leases the premises for its office facilities and all of its retail stores. Certain leases require increasing annual minimum lease payments over the term of the lease. The Company’s retail store lease term is deemed to commence on the date the Company has access to and control of the retail space, which is generally two months earlier than the date the Company becomes legally obligated for rent payments. Minimum lease expense under these agreements is recognized on a straight-line basis over the terms of the respective leases.

Virtually all leases covering retail stores provide for additional contingent rentals based on a percentage of sales. These costs are expensed in the period incurred.

Self-insurance

The Company was self-insured or retained a portion of the exposure for losses related to workers compensation and general liability costs through September 30, 2006. It is the Company’s policy to record self-insurance reserves on an undiscounted basis, as determined actuarially, based upon claims filed and an estimate of claims incurred but not yet reported. Effective October 1, 2006, the Company changed to a guaranteed cost policy with its insurance carriers.

Revenue Recognition

The Company recognizes revenue in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition.” Revenue from merchandise sales is recognized when delivery has occurred and title and risk of loss has transferred to the customer. The Company accrues an estimate of expected returns, based on its historical returns experience, which is governed by the Company’s merchandise returns policy. Repair revenues are recognized when the service is complete and the merchandise is delivered to the customer. The Company recognizes revenue, net of cost reimbursed to an unrelated third party service provider, from the sale of an extended service plan at the time the contract is executed with the customer. The Company records revenue from layaway program sales at the time the customer fulfills the terms of the program, including receipt of full payment and delivery of the merchandise to the customer. The Company charges a monthly fee to cover the costs of administration of inactive layaways.

Loss Per Share

As described in Note 2, the Company was recapitalized as part of the 2006 Merger and as such the Successor authorized and issued 10 Common Shares, par value $0.01 per share. The Predecessor’s Common Shares and Class B common stock were cancelled effective with the 2006 Merger. Basic loss per share are computed by dividing net loss available to holders of the common shares by the weighted average of common shares outstanding. Predecessor basic loss per share were computed by dividing net loss available to holders of Common Shares and shares of the Company’s, then existing, Class B common stock, par value $1.00 per share (“Class B Shares”), by the weighted average number of Common Shares and Class B Shares outstanding.

Income Taxes

The Company accounts for deferred income taxes in accordance with SFAS 109, “Accounting for Income Taxes”. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts and tax reporting carryforwards based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock Based Compensation

In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), “Share-Based Payment” “Statement 123(R)”. This statement revised SFAS No. 123 and requires companies to expense the value of employee stock options and similar awards. The Company adopted Statement 123(R) on February 1, 2006, using the modified prospective method, whereby the Company applied Statement 123(R) to new and modified awards beginning February 1, 2006. Additionally, the Company was required to recognize compensation cost as expense for the portion of outstanding unvested options, based on the grant-date fair value of those awards calculated using the fair value measurement of the unvested options issued. There were no options granted or modified in fiscal year 2006.

The Company previously accounted for stock-based compensation according to Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” which results in no charge to earnings or losses when options are issued at fair market value.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of Statement 123(R) to stock-based employee compensation:

(in thousands, except per share amounts)	Predecessor
	Year Ended January 31,
	2006	2005
Net loss from continuing operations, as reported	$(43,102)	$(5,518)
Add: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(262)	(611)

Pro forma net loss	$(43,364)	$(6,129)

Net loss per share from continuing operations:
Basic—as reported	$(3.03)	$(0.40)
Basic—pro forma	$(3.05)	$(0.44)

There were no options granted in fiscal 2006. For purposes of pro forma net loss and loss per share calculations in accordance with Statement123(R), for each option granted during the fiscal years ended January 31, 2005 and 2004, the fair value was estimated using the Black-Scholes option-pricing model. The assumptions used were as follows:

	Predecessor
	Year Ended January 31,
	2006		2005
Risk-free interest rate	4.6%		3.5%
Dividend yield	0		0
Option life	5.5	years	5.5	years
Volatility	70%		58%

As a result of the tender offer for the Company’s common stock, par value $0.001 per share (“Common Shares”), at $1.60 per Common Share, and related transactions, as described in Note 2, a change of control of the Company occurred for purposes of the Company’s 1996 and 1997 Long-Term Incentive Stock Plans (the “Plans”). The Plans provided that, upon certain changes in the ownership or control of the Company, outstanding stock options were automatically cancelled in exchange for a cash payment for each Common Share still covered by the options equal to the excess, if any, of (A) the greater of (i) the highest price per share of the Common Shares offered to shareholders of the Company in connection with the change in control or (ii) the fair market value per Common Share on the date of the change in control, over (B) the exercise price per Common Share under the options. The amount offered for Common Shares (and the fair market value of such Common Shares) on the date of the change in control was $1.60 per Common Share. This amount was less than the exercise price per Common Share for the outstanding stock options, and all outstanding stock options under the Company’s Plans were cancelled as of March 15, 2006. In addition, all outstanding restricted stock awards under the Plans were vested and canceled as of March 15, 2006 in exchange for a payment from the Company of $1.60 per Common Share.

The 2006 Merger Agreement (as defined in Note 2) provided that at the effective time of the 2006 Merger (as defined in Note 2), each then-outstanding option to purchase Common Shares under the Company’s 1998 Non-Employee Director Stock Option Plan was cancelled and each holder of such option had no further rights thereto except to receive a cash payment, subject to any required withholding of taxes, equal to the product of (i) the total number of Common Shares otherwise issuable upon exercise of such option and (ii) the amount, if any, by which $1.60 per Common Share exceeds the applicable exercise price per Common Share otherwise issuable upon exercise of such option. The $1.60 amount was less than the exercise price per Common Share for all these options, so all such options were cancelled without payment at the effective time of the 2006 Merger.

Accounting for Guarantees

The Company has adopted the guidance of FASB Interpretation No. 45-3, “Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners”, requiring companies to disclose minimum revenue guarantees in accordance with the guidelines provided in FIN 45 for interim and annual financial statements. The Company has reflected the required disclosures in its financial statements. Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences while the officer or director is serving, or was serving, at its request in such capacity. Under the 2006 Merger Agreement, all rights to exculpation and indemnification for acts or omissions occurring prior to the effective time in favor of the current or former directors or officers or employees or agents of the Company or any of its subsidiaries or other entities, at the request of the Company or any of its subsidiaries, as provided in its charter or bylaws or in any agreement, will survive the 2006 Merger and will continue in full force and effect in accordance with their terms. The maximum potential amount of future payments the Company could be required to make pursuant to these indemnification obligations is unlimited; however, the Company has a directors and officers liability insurance policy that, under certain circumstances, enables it to recover a portion of certain future amounts paid. The Company has no liabilities recorded for these obligations as of January 31, 2007; however, reference is made to Note 19 to the financial statements with respect to legal contingencies.

New Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48 (FIN 48). “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No 109”. FIN 48 clarifies the accounting for uncertainty income taxes recognized in a company’s financial statements in accordance with SFAS No. 109 “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measure of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 in the first quarter of fiscal 2006. The adoption of FIN 48 did not have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosure about fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact adoption may have on its results of operation or financial position.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires an entity to quantify misstatements using a balance sheet and income statement approach, and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. The adoption of SAB No. 108 is effective for fiscal years ending on or after November 15, 2006. The Company became publicly held on July 27, 2007 and accordingly adopted SAB No. 108 during the first quarter of fiscal year 2007. The adoption of SAB No. 108 did not have a material effect on the Company’s results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides companies with an option to report many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The FASB believes that SFAS No. 159 helps to mitigate accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities, and would require entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The new statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, “Fair Value Measurements.” This statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is in the process of evaluating the impact, if any, that the adoption of SFAS No. 159 will have on our consolidated financial statements.

5. Accounts Receivable, Net

Accounts receivable consisted of:

(in thousands)	Successor	Predecessor
	January 31, 2007	January 31, 2006
Accounts receivable	$1,919	$2,201
Less: allowance for doubtful accounts	(424)	(376)

Accounts receivable, net	$1,495	$1,825

(in thousands)	Successor	Predecessor
	June 9, 2006 to January 31, 2007	February 1, 2006 to June 8, 2006	Year Ended January 31,
			2006	2005
Beginning balance	$406	$376	$395	$538
Bad debt expense	206	142	408	316
Write-offs	(227)	(143)	(512)	(566)
Recoveries	39	31	85	107

Ending balance	$424	$406	$376	$395

6. Merchandise Inventories

Merchandise inventories consisted of:

(in thousands)	Successor	Predecessor
	January 31, 2007	January 31, 2006
Raw materials	$4,409	$9,150
Finished goods inventory	173,891	139,362
Inventory reserves	(4,210)	(6,388)

Merchandise inventories, net	$174,090	$142,124

Raw materials primarily consist of diamonds, precious gems, semi-precious gems and gold. Inventory reserves include provisions for inventory writedowns, shrink, scrap and miscellaneous costs. As described in Note 7 to the financial statements, the Company liquidated inventory through store closure sales, and such sales required additional inventory writedowns. During the fiscal year ended January 31, 2006, the Company recorded a valuation allowance of $19,931,000, which was classified as part of discontinued operations. The valuation allowance was based upon management’s best estimate of the net proceeds to be received from the liquidation of inventory through the store closure sales of not less than 55% of the total cost of such inventory. The remaining balance of this writedown at January 31, 2007 and January 31, 2006 was $0 and $13,437,000, respectively.

As of January 31, 2007 and January 31, 2006, merchandise consignment inventories held by the Company that were not included in the balance sheets total $45,543,000 and $56,218,000, respectively.

Certain merchandise procurement, distribution and warehousing costs are allocated to inventory. As of January 31, 2007 and January 31, 2006, these amounts included in inventory are $3,693,000, and $3,434,000, respectively. The amounts comprising the overhead pool of capitalizable costs included in cost of sales were $4,297,000 for the period June 9, 2006 to January 31, 2007, $1,543,000 for the period February 1, 2006 to June 8, 2006, $5,855,000 for fiscal year 2005 and $6,082,000 for fiscal year 2004.

7. Impairment of Long-Lived Assets and Store Closures

For the fiscal year ended January 31, 2006, the Company recorded, in accordance with Financial Accounting Standards No. 144 (“FAS 144”) “Accounting for the Impairment or Disposal of Long-Lived Assets” asset held for use model, impairment charges of $11,562,000 to cost of sales, of which, $8,391,000 was subsequently reclassified as part of discontinued operations. The impairment charge was primarily the result of a plan, approved by the Company’s Board of Directors and announced on November 1, 2005, to close 77 of the Company’s retail stores and for the reduction in carrying value of 25 additional stores which remained open. The decision to close these stores resulted in an impairment of the respective stores’ long-lived assets, as the carrying amount of the respective stores’ long-lived fixed assets will not be recoverable as such assets will be disposed of before the end of their previously estimated useful lives. The Company recorded impairment charges of $422,000 in the fiscal year ended January 31, 2005, which are classified in discontinued operations.

To assist with the closing of these stores, the Company entered into a store closing and inventory liquidation agreement during early November 2005 with a third party. This third party liquidated inventory in the closing stores through store closing sales. Pursuant to terms of this agreement, the Company received cash proceeds from the liquidating stores of not less than 55% of the total cost of the merchandise inventory, plus the reimbursement of certain expenses to operate the store, as defined in the agreement, such as advertising, personnel, supervisory, occupancy and travel expenses. In accordance with this agreement, during November 2005, two standby letters of credit were issued with the third party as the beneficiary in the aggregate amount of $1,700,000. The standby letters of credit were issued to secure any earned but unpaid fees or reimbursable costs incurred by the third party under the store closing and inventory liquidation agreement. Such standby letters of credit were secured by the Company’s Senior Credit Agreement and expired on

April 15, 2006. In addition, the Company entered into an agreement with another third party for the purpose of selling, terminating or otherwise mitigating lease obligations related to the store closings.

In accordance with FASB Statement No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities,” the Company recorded a charge of $3,686,000 as of January 31, 2006, for estimated lease termination costs associated with the planned store closures. This charge was management’s estimate of such lease termination costs based on negotiations with the respective landlords and is reflected in discontinued operations.

The store closure plan included the closure of 77 stores, 24 of which were closed as of January 31, 2006, and the remaining 53 stores were closed in the first quarter of fiscal year 2006. Below is a summary of the charges and reserve balances associated with the store closure plan.

(in thousands)	January 31, 2005 Balance	Year ended January 31, 2006 Discontinued Operations Charges	Year Ended January 31, 2006 Reduction	January 31, 2006 Balance
Inventory valuation allowance	$—	$19,931	$(6,494)	$13,437
Estimated lease termination costs	—	3,686	—	3,686
Minimum rent	856	(856)	—	—

Total	$856	$22,761	$(6,494)	$17,123

(in thousands)	January 31, 2006 Balance	February 1, 2006 to June 8, 2006 Discontinued Operations Charges	February 1, 2006 to June 8, 2006 Reduction	June 9, 2006 Balance
Inventory valuation allowance	$13,437	$(648)	$(12,530)	$259
Estimated lease termination costs	3,686	—	(50)	3,636
Minimum rent	—	—	—	—

Total	$17,123	$(648)	$(12,580)	$3,895

(in thousands)	June 9, 2006 Balance	June 9, 2006 to January 31, 2007 Discontinued Operations Charges	June 9, 2006 to January 31, 2007 Reduction	January 31, 2007 Balance
Inventory valuation allowance	$259	$(259)	$—	$—
Estimated lease termination costs	3,636	125	(3,723)	38
Minimum rent	—	—	—	—

Total	$3,895	$(134)	$(3,723)	$38

The reduction in the inventory valuation allowance of $6,494,000 in the fiscal year 2005 and $12,530,000 in the period February 1, 2006 to June 8, 2006 relates to the loss on operations of the 77 stores during liquidation in the fourth quarter of fiscal year 2005 and first quarter of fiscal 2006, respectively. The estimated lease termination costs reduction of $50,000 in the period February 1, 2006 to June 8, 2006 and of $3,723,000 in the period June 9, 2006 to January 31, 2007 reflects the payout of termination payments to landlords for early termination of leases. Minimum rent relates to the difference of cash lease payments and the straight-line expense of the total rental costs for the lease term previously on the balance sheet and released to income for the 77 stores being closed.

8. Discontinued Operations

As described in Note 7, on November 1, 2005, the Company announced that its Board of Directors had approved a plan to close 77 of the Company’s retail stores. As of January 31, 2007,

the Company had completed those closings. The operating results of the stores included in discontinued stores in the accompanying statements of operations were as follows:

(in thousands)	Successor	Predecessor
	June 9, 2006 to January 31, 2007	February 1, 2006 to June 8, 2006	Year Ended January 31,
			2006	2005
Net sales	$—	$15,602	$47,975	$42,186
Income (loss) from discontinued operations, before tax	134	648	(41,255)	(6,288)
Income tax (benefit)	—	—	—	(1,923)

Income (loss) from discontinued operations, net of income taxes	$134	$648	$(41,255)	$(4,365)

There was no tax benefit associated with fiscal year 2006 and 2005 losses due to the Company’s conclusion that it is more likely than not that its losses will not be utilized.

9. Property and Equipment, Net

As of January 31, 2007 and January 31, 2006, property and equipment included:

(in thousands)	Successor	Predecessor
	January 31, 2007	January 31, 2006
Furniture and fixtures, and software	$19,691	$87,871
Leasehold improvements	17,442	33,710

Property and equipment	37,133	121,581
Accumulated depreciation and amortization	(6,446)	(86,206)

Property and equipment, net	$30,687	$35,375

Depreciation expense was $6,446,000 for the period June 9, 2006 to January 31, 2007, $3,338,000 for the period February 1, 2006 to June 8, 2006, $11,096,000 for the year ended January 31, 2006 and $11,733,000 for the year ended January 31, 2005. The loss on disposal of property and equipment of $1,650,000 during the period June 9, 2006 to January 31, 2007 related primarily to the termination of a project implementing certain merchandising software, which resulted in a write-off of $1,592,000. Depreciation expense and loss on disposal of property and equipment included as part of discontinued operations was $0 for the period June 9, 2006 to January 31, 2007, $0 for the period February 1, 2006 to June 8, 2006, $1,494,000 for the fiscal year ended January 31, 2006 and $2,533,000 for the fiscal year ended January 31, 2005.

10. Goodwill and Intangible Assets, Net

On June 8, 2006, the Company completed the 2006 Merger as described in Note 2. The 2006 Merger was accounted for using the purchase method of accounting. The purchase price was pushed down and allocated to the assets purchased, including identifiable intangible assets, and liabilities assumed based upon the fair values at the date of 2006 Merger. The excess of the purchase price over the fair value of the net assets and other intangibles was $9,215,000 and was recorded as goodwill. In accordance with SFAS 142, “Goodwill and Other Intangible Assets” “SFAS 142”, goodwill has an indefinite life and is not being amortized.

The Company discontinued amortizing previously acquired goodwill effective January 1, 2002 in accordance with SFAS 142, resulting in a carrying amount of goodwill as of January 31, 2005 of $5,662,000. As of July 31, 2005, the Company evaluated goodwill for impairment using discounted cash flow and a market multiple approach for impairment and concluded that the entire amount of the Company’s goodwill was impaired. This analysis was based in part upon the Company’s sales performance and financial results for the second quarter of fiscal year 2005 and management’s current expectation of future financial results. The Company recorded a non-cash impairment charge of $5,662,000 to write-off the entire goodwill asset in the second quarter of fiscal year 2005.

At June 9, 2006, intangible assets were valued and recorded as part of the purchase price allocation related to the 2006 Merger. Intangible assets are carried at cost, less accumulated amortization. Trade name costs are amortized on a straight-line basis over 30 years. Customer mailing list costs are amortized on a straight-line basis over seven years. Favorable leaseholds are amortized on a straight-line basis over the remaining lease term. The following table summarizes intangible assets with finite lives as of January 31, 2007:

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade names (30 year life)	$9,320	$(207)	$9,113
Customer mailing lists (7 year life)	2,385	(221)	2,164
Favorable leaseholds (lease term life)	1,813	(256)	1,557

Total	$13,518	$(684)	$12,834

Future amortization expense for intangible assets held as of January 31, 2007, is as follows:

(in thousands)	Amortization Expense
2007	$1,045
2008	1,029
2009	940
2010	876
2011	755
Thereafter	8,189

Total	$12,834

11. Deferred Financing Costs, Net

As of January 31, 2007 and January 31, 2006, deferred financing costs included:

(in thousands)	Successor	Predecessor
	January 31, 2007	January 31, 2006
Deferred financing costs, gross	$8,545	$6,736
Accumulated Amortization	(4,800)	(2,796)

Deferred financing costs, net	$3,745	$3,940

Future amortization expense for deferred loan costs as of January 31, 2007, is $2,043 for fiscal year 2007 and $1,702 for fiscal year 2008.

12. Accounts Payable, Trade Notes Payable, Other Accrued Expenses and Other Long-term Liabilities

The current portion of accounts payable includes outstanding checks, which were $9,333,000 and $3,269,000 as of January 31, 2007 and January 31, 2006, respectively.

During the third quarter of fiscal year 2005, the Company, Prentice and the Banks (as defined in Note 13) executed a term sheet (the “Term Sheet”) with certain trade vendors. Vendors holding over 99% of the Company’s aggregate trade debt to inventory suppliers (“Suppliers”) executed the Term Sheet. The Term Sheet provided a mechanism for (i) the Company’s satisfaction of its current trade debt (“Trade Debt”) to participating Suppliers, and (ii) the participating Suppliers’ prompt delivery of merchandise to the Company for the 2005 holiday season. Under the provisions of the Term Sheet, the Company made payments totaling 50% of the Trade Debt at various times through January 16, 2006. A final payment in the amount of 50% of the Trade Debt, plus accrued interest at 6% from and after January 17, 2006, is required to be made on or about September 30, 2007. The obligations to pay the final 50% of the Trade Debt are secured by a security interest in substantially all of the Company’s assets ranking junior to the interests securing the Senior Credit Agreement (as defined in Note 13) and the Bridge Loan Agreement (as defined in Note 13). The Term Sheet is subject to and conditioned upon the execution of additional definitive documentation among the parties.

In connection with the Term Sheet, in fiscal year 2005, the Company reclassified approximately $22,336,000, representing 50% of the aggregate trade debt due on September 30, 2007 of the suppliers that executed the Term Sheet, of the trade accounts payable, to non-current accounts payable. As of June 9, 2006, the trade notes payable were also classified as non-current liabilities. As of January 31, 2007, the trade notes payable are classified as current liabilities as they are due within the next year.

As of January 31, 2007 and January 31, 2006, accrued expenses included:

(in thousands)	Successor	Predecessor
	January 31, 2007	January 31, 2006
Interest	$1,975	$1,003
Legal and professional fees	1,976	2,956
Taxes	3,792	5,839
Estimated losses on self insurance	1,229	1,377
Sales returns & allowances	712	586
Lease costs	287	908
Other	2,744	3,863

Total	$12,715	$16,532

As of January 31, 2007 and January 31, 2006, other long-term liabilities included:

(in thousands)	Successor	Predecessor
	January 31, 2007	January 31, 2006
Deferred contract proceeds	$1,333	$1,733
Interest	—	56
Lease costs	3,127	4,031

Total	$4,460	$5,820

Included in other long-term liabilities at January 31, 2007 and January 31, 2006 are $591,000 and $4,031,000, respectively, of deferred lease costs. In accordance with FASB Interpretation No. 21, “Accounting for Leases in a Business Combination”, the Company, as of the 2006 Merger date, is amortizing the remaining scheduled lease commitments over the remaining lease periods on a straight-line basis, beginning with the date of acquisition.

13. Financing arrangements

Revolver Loan

In 2003, the Company entered into a Second Amended and Restated Revolving Credit and Gold Consignment Agreement to provide for a total facility of up to $125,000,000 through July 28, 2007. On October 3, 2005, the Company entered into a Waiver, Consent and Fourth Amendment (the “Fourth Amendment”) to the Second Amended and Restated Revolving Credit and Gold Consignment Agreement (the “Senior Credit Agreement”) by and among the Company, LaSalle Bank National Association (“LaSalle”), as administrative agent and collateral agent for the banks party thereto (“Banks”), the Banks, Bank of America, N.A., as managing agent, and Back Bay Capital Funding LLC, as accommodation facility agent. In connection with the Fourth Amendment to the Senior Credit Agreement, the Company incurred $1,533,000 in financing costs, which have been deferred on the Company’s balance sheet and are being amortized over the term of the Senior Credit Agreement and included in interest expense.

Under the Senior Credit Agreement (as amended by the Fourth Amendment), the Banks provide a revolving line of credit of up to $140,000,000 (the “Revolving Facility”) including an accommodation facility of $15,000,000 (the “Accommodation Facility”), each having a maturity date of October 3, 2008. The revolving line of credit is limited by a borrowing base computed based primarily on the value of the Company’s inventory and accounts receivables. Availability under the revolver is based on amounts outstanding thereunder. The Fourth Amendment removed the financial performance covenants, modified the borrowing base calculation and increased the minimum required availability covenant to $7,000,000. The Senior Credit Agreement remains secured by substantially all of the assets of the Company. The Senior Credit Agreement continues to contain affirmative and negative covenants and representations and warranties customary for such financings. The Senior Credit Agreement contains certain restrictions, including restrictions on investments, payment of dividends, assumption of additional debt, acquisitions and divestitures.

As of January 31, 2007, the calculated revolver availability pursuant to the Senior Credit Agreement was $14,500,000. The Company had $83,860,000 and $64,875,000 of outstanding borrowings under the revolving loan facility as of January 31, 2007 and January 31, 2006, respectively. The average revolver balance was $70,159,000, $42,821,000, $87,715,000 and $92,093,000 during the period June 9, 2006 to January 31, 2007, February 1, 2006 to June 8, 2006, fiscal year 2005 and fiscal year 2004.

Borrowings under the Revolving Facility bear interest at the option of the Company (i) at the LIBOR rate (5.4% and 4.5% as of January 31, 2007 and January 31, 2006, respectively) plus 250 basis points, or (ii) at the higher of (a) LaSalle Bank’s prime rate (8.25% and 7.50% of January 31, 2007 and January 31, 2006, respectively) and (b) the federal funds effective rate (5.25%, and 4.5% as of January 31, 2007 and January 31, 2006) plus 50 basis points (such higher rate, the “Base Rate”). Borrowings under the Accommodation Facility bear interest at the Base Rate plus 800 basis points. The Company may prepay without penalty and re-borrow under the Revolving Facility. Interest is payable monthly for LIBOR and prime borrowings.

The Company will be required to pay an early termination fee under certain circumstances if the Revolving Facility is terminated early or if the Accommodation Facility is prepaid. The Banks may accelerate the obligations of the Company under the Senior Credit Agreement to be immediately due and payable upon an Event of Default.

The carrying amount of the Company’s borrowings under the Senior Credit Agreement approximates fair value based on current market rates.

Bridge Term Loan with Related Party

On October 3, 2005, the Company entered into a Bridge Term Loan Credit Agreement (the “Bridge Loan Agreement”) with PWJ Lending LLC (“PWJ Lending”), an investment fund managed by Prentice, and Holtzman, and PWJ Lending as administrative agent and collateral agent for the Lenders. Under the Bridge Loan Agreement, the Lenders provided a term loan (the “Bridge Loan”) to the Company in the aggregate principal amount of $30,000,000, which bore interest at a fixed rate of 18% per annum, payable monthly. The proceeds of the Bridge Loan were used, among other purposes, to repay a portion of the revolving credit loans then outstanding under the Senior Credit Agreement, to fund a segregated account that was disbursed into a third party escrow account established for the benefit of certain of the Company’s trade vendors and to pay fees and expenses associated with the transaction. The Company’s obligations under the Bridge Loan Agreement are secured by a lien on substantially all of the Company’s assets, which ranks junior in priority to the liens securing the Company’s obligations under the Senior Credit Agreement. The Bridge Loan Agreement contains a number of affirmative and restrictive covenants and representations and warranties that generally are consistent with those contained in the Company’s Senior Credit Agreement (as amended by the Fourth Amendment). In connection with the Bridge Loan Agreement, the Company incurred $795,000 in financing costs, which have been deferred on the Company’s balance sheet and were amortized in full over the term of the original three-month life of the Bridge Loan and included in interest expense.

Pursuant to an Amended and Restated Term Loan Credit Agreement dated as of February 1, 2006 (the “Amended and Restated Term Loan Agreement”), the January 31, 2006 maturity of the Bridge Loan was extended for three years, subject to customary conditions, in connection with the 2006 Merger Agreement (as described in Note 2), and the Lenders made an additional $20,000,000 loan to the Company effective February 2, 2006. In addition, as of February 2, 2006, the Bridge Loan bears interest at a fixed rate of 12% per annum, payable at maturity. As a result of the three-

year term extension, the Company reclassified the $30,000,000 Bridge Loan from a current liability to a non-current liability in its balance sheet at January 31, 2006. In connection with the Term Loan, the Company incurred $3,561,000 in financing fees, which have been deferred on the Company’s balance sheet and are being amortized over the three year life of the Term Loan and included in interest expense.

As of January 31, 2007, the carrying amount of the Company’s borrowings under the Bridge Term Loan approximated fair value based on current market rates.

On February 1, 2006, the Company was in default under its Bridge Loan Agreement. However, the Bridge Loan Agreement was amended and restated in its entirety pursuant to the Amended and Restated Term Loan Agreement to provide for the extension of the Bridge Loan maturity date and the making of the additional $20,000,000 loan.

In connection with the Bridge Loan Agreement, the Company issued 7-year warrants (the “Bridge Loan Warrants”), which were immediately exercisable, with an exercise price of $0.75 per Common Share to the Lenders to purchase 2,792,462 Common Shares (approximately 19.99% of the number of Common Shares outstanding at the time of issue). The Bridge Loan Warrants were accounted for in accordance with FASB Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” Based on a valuation using the Black-Scholes model, the fair value ascribed to these Bridge Loan Warrants, at the date of issuance, was determined to be $0.80 per Common Share for a total value of approximately $2,234,000. In October, November and December 2005, the value assigned to the Bridge Loan Warrants constituted a discount to the Bridge Loan and was accreted over the original three-month life of the Bridge Loan as non-cash interest expense. On December 5 and 6, 2005, Holtzman and Prentice exercised the Bridge Loan Warrants to purchase 2,792,462 Common Shares at $0.75 per share. The Company received proceeds from the respective exercises in the aggregate of approximately $2,094,000 and issued the Common Shares to Holtzman and Prentice.

Financing costs incurred to obtain long-term financing are deferred and amortized as interest expense over the terms of the respective debt agreements.

Interest expense was $10,957,000, $5,183,000, $12,536,000 and $4,365,000 for the periods June 9, 2006 to January, 31, 2007, February 1, 2006 to June 8, 2006, and for the fiscal years 2005 and 2004, respectively. The Bridge Term Loan payment in kind interest is payable at maturity and is included in the Bridge Term Loan balance. Vendor notes interest is also payable at maturity and is included in accrued expenses.

Weighted average interest rates on the revolver loan, term loan and vendor notes were as follows:

(in thousands)	Successor	Predecessor
		February 1, 2006 to June 8, 2006	Year Ended January 31,
	June 9, 2006 to January 31, 2007
			2006	2005
Revolver loan	9.4%	12.3%	8.1%	4.4%
Bridge/term loan—related party	12.0%	12.0%	18.0%	—
Vendor notes	6.0%	6.0%	6.0%	—

Aggregate maturities of debt at January 31, 2007, are as follows:

(in thousands)
2007	$22,366
2008	83,860
2009	56,080
2010	—
2011	—
Thereafter	—

Total	$162,306

As of January 31, 2007, June 9, 2006 and January 31, 2006, the Company maintained standby letters of credit in the aggregate amounts of $6,516,000, $4,780,000 and $6,480,000, respectively,

issued to various third parties as beneficiaries pursuant to contracts entered into in the normal course of business. Such standby letters of credit are secured by the Company’s Senior Credit Agreement and reduce the calculated revolver availability pursuant to the Senior Credit Agreement.

14. Income Taxes

The temporary differences between the tax basis of assets and liabilities and their financial reporting amounts and tax reporting carryforwards that give rise to a significant portion of the deferred tax asset and deferred tax liability and their approximate tax effects are as follows:

	Successor		Predecessor
(in thousands)	January 31, 2007		January 31, 2006
	Temporary Difference	Tax Effect	Temporary Difference	Tax Effect
Merchandise inventories	$2,940	$1,120	$17,587	$6,736
Accrued rent	4,619	1,760	3,741	1,433
Accounts receivable	1,015	387	726	278
Goodwill	3,491	1,330	3,231	1,237
Sales returns	712	271	587	225
Vacation pay	1,067	407	1,369	524
Deferred discount	1,333	508	1,733	664
Litigation reserve	—	—	299	114
Workers Compensation reserve	1,229	468	1,377	527
Store closing payables	201	77	3,686	1,412
Deferred Compensation	2,521	960	—	—
State and local government fees	1,168	445	2,068	792
Other	186	70	321	123
Sec. 382 Depreciation Limitation	2,104	802	0	0
Net operating loss carryforward	116,370	44,337	57,396	21,982
AMT credit carryforward	795	303	736	282

Total deferred tax asset	139,751	53,245	94,857	36,329

Property and equipment, net	5,953	2,268	463	177
Other	—	—	50	19

Total deferred tax liability	5,953	2,268	513	196
Net Deferred tax assets	133,798	50,977	94,344	36,133

Valuation allowance	133,798	50,977	94,344	36,133

Net deferred taxes	$—	$—	$—	$—

The net current and non-current components of deferred income taxes recognized in the balance sheet were $0 at January 31 and January 31, 2006.

The Company did not record an income tax benefit associated with the pre-tax losses for the fiscal years ending January 31, 2007 and January 31, 2006. The Company has discontinued recognizing income tax benefits in the statement of operations until it is determined that it is more likely than not that the Company will generate sufficient taxable income to realize the deferred income tax assets.

At January 31, 2007, the Company had federal net operating loss carryforwards of $112,277,000. The federal net operating losses will expire in tax years 2024 to 2027. At January 31, 2007, the Company had a state net operating loss carryforwards of $133,963,000. The state net operating losses will expire in tax years 2007 to 2027. Due to an ownership change, the annual utilization of both federal and state net operating loss will be limited as defined in IRC section 382.

During the second quarter of fiscal 2005, and thereafter, the Company recorded a valuation allowance against all of its deferred tax assets and net operating loss carryforwards. In recording the valuation allowance, management concluded it was more likely than not that all of the deferred tax assets and net operating loss carryforwards would not be realized. This analysis included consideration of expected reversals of existing temporary differences and projected future taxable income. As of January 31, 2007, June 9, 2006 and January 31, 2006, the Company has recorded federal valuation allowances of $44,814,000, $35,587,000 and $32,478,000, respectively. As of January 31, 2007, June 9, 2006 and January 31, 2006, the Company has recorded state valuation allowances of $6,163,000, $4,972,000 and $3,655,000, respectively.

The income tax expense (benefit) consists of the following:

(in thousands)	Successor	Predecessor
	June 9, 2006 to January 31, 2007	February 1, 2006 to June 8, 2006	Fiscal Year 2005	Fiscal Year 2004
Current benefit	$(7,567)	$(12,027)	$(16,519)	$(5,702)
Deferred tax expense	7,735	12,027	18,994	1,349

Total income tax (benefit) expense	$168	$—	$2,475	$(4,353)

Income tax (benefit) from discontinued operations	—	—	—	$(1,923)

Income tax (benefit) expense from continuing operations	$168	$—	$2,475	$(2,430)

The provision for income taxes on pretax loss from continuing operations differs from the statutory tax expense computed by applying the federal corporate tax rate of 34% for all periods presented below.

(in thousands)	Successor	Predecessor
	June 9, 2006 to January 31, 2007	February 1, 2006 to June 8, 2006	Fiscal Year 2005	Fiscal Year 2004
Taxes expense (benefit) computed at statutory rate	$(9,738)	$(5,735)	$(13,813)	$(2,702)
State tax expense (benefit), net of federal benefit	(849)	(515)	(3,712)	(800)
Valuation allowance	10,417	4,427	17,774	334
Other	338	1,823	2,226	738

Total income tax expense (benefit) from continuing operations	$168	$0	$2,475	$(2,430)

Other includes amounts recorded for federal and certain state tax reserves and permanent tax differences.

15. Common stock

Following are the number of shares issued for each of the Company’s classes of common stock:

Predecessor	Common Stock (par value $0.001)	Class B Common Stock (par value $1.00)	Treasury Stock
Balance at January 31, 2004	18,055,008	142	(4,134,141)

Exercise of Options/Restricted Shares	3,894	—	18,030
Issuance of Stock	—	—	7,408

Balance at January 31, 2005	18,058,902	142	(4,108,703)

Exercise of Warrants	—	—	2,792,462
Exercise of Options/Restricted Shares	—	—	15,728
Issuance of Stock	—	—	4,826

Balance at January 31, 2006	18,058,902	142	(1,295,687)

Cancellation of Stock at June 8, 2006	(18,058,902)	(142)	1,295,687

Successor	Common Stock (par value $0.01)
Issuance of Stock	10

Balance at June 9, 2006	10

Issuance of Stock	—

Balance at January 31, 2007	10

Each Class B Share was exchangeable into Common Shares on an approximate 35.4 for 1 basis. Each Common Share was entitled to one vote, and each Class B Share was entitled to approximately 35.4 votes on each matter submitted to stockholders for vote.

As of January 31, 2007 and June 9, 2006, the Successor Company had 10 authorized Common Shares and 10 outstanding Common Shares with a par value of $0.01 per share which were issued in connection with the 2006 Merger. When WJ Acquisition Corp. merged into Whitehall with Whitehall surviving, the 10 shares of WJ Acquisition Corp. owned by WJ Holding Corp. were converted into 10 shares Common Shares of Whitehall. Each Common Share is entitled to one vote.

16. Loss per share

As described in Note 2, the Company was recapitalized as part of the 2006 Merger and as such the Successor authorized and issued 10 Common Shares, par value $0.01 per share. The Predecessor’s Common Shares and Class B common stock were cancelled effective with the 2006 Merger. The Successor basic loss per share is computed by dividing net loss available to holders of the Common Shares by the weighted average of Common Shares outstanding. Predecessor basic loss per share were computed by dividing net loss available to holders of Common Shares and shares of the Company’s, then existing, Class B Shares by the weighted average number of Common Shares and Class B Shares outstanding.

The following table reconciles the numerators and denominators of the basic loss per share computations. Stock options have been excluded due to their anti-dilutive effect:

	Successor	Predecessor
(in thousands, except share and per share amounts)	June 9, 2006 to January 31, 2007	February 1, 2006 to June 8, 2006	Fiscal Year 2005	Fiscal Year 2004
	Basic	Basic	Basic	Basic
Loss per share numerator:
Net loss from continuing operations	$(28,809)	$(16,869)	$(43,102)	$(5,518)
Los per share denominator:
Average common shares outstanding:	10	16,763,215	14,214,000	13,943,000
Effect of dilutive securities:
Stock options	—	—	—	—

Total shares	10	16,763,215	14,214,000	13,943,000

Loss per share from continuing operations	$(2,880,900)	$(1.01)	$(3.03)	$(0.40)

Stock options totaling 2,590 for fiscal year 2005 and 2,713 for fiscal year 2004 are excluded from the calculation of diluted loss per share due to their anti-dilutive effect on the calculation.

17. Employee benefit plans

The Company previously established an Employee Stock Purchase Plan (“ESPP”) for the benefit of substantially all employees. The Company terminated the ESPP in October 2005.

The Company established a 401(k) Plan for the benefit of substantially all employees, the assets of which are not commingled with Company funds. Employees become eligible to participate in the 401(k) Plan after one year of service, which is defined as at least one year of employment and 1,000 hours worked in that year. The Company may make discretionary contributions to the 401(k) Plan. Beginning in October 2005, the Company began partially matching employee contributions.

The Company established an Employee Stock Ownership Plan (the “ESOP”), which is a noncontributory plan established to acquire shares of the Company’s Class B Shares for the benefit of all employees. In conjunction with completion of the Company’s initial public offering and recapitalization of its financing arrangements, the Company restructured the ESOP. All remaining shares have been released to participants. As long as the stock was publicly traded the Company was not required to repurchase shares from ESOP participants.

On September 8, 2005, the trustee of the ESOP concluded that it was no longer in the best interest of participants to continue to invest ESOP assets in Common Shares. On September 9, 2005, the trustee sold, on the NYSE, all 347,206 Common Shares owned by the ESOP, at an average price of $1.0734 per share. The ESOP received proceeds, net of commissions, of $365,747 from such sale. All funds received from the sale of Common Shares are being held in participant’s accounts and have been invested in a money market fund that invests in United States government securities.

Because the ESOP is no longer invested primarily in employer securities, it no longer meets the requirements for an employee stock ownership plan. Effective February 1, 2007, the Company, as ESOP Sponsor, terminated the plan and is in the process of distributing the accounts of all plan participants in accordance with the amended plan document.

18. Stock Plans

Under the 1996 Plan, the Company could grant incentive stock options (“ISOs”), nonqualified stock options, stock appreciation rights (“SARs”), bonus stock awards, restricted stock awards, and performance shares. No compensatory options were granted under the 1996 Plan during fiscal 2006 and 2005. As a result of the Offer for the Company’s Common Shares and related transactions as described in Note 2 and above under “Stock Based Compensation”, all outstanding stock options under the 1996 Plan were canceled as of March 15, 2006 without payment from the Company. The Board of Directors of the Company has terminated the 1996 Plan in connection with the 2006 Merger described in Note 2.

The Company’s 1997 Long-Term Incentive Plan (the “1997 Plan”) provided that the Company may grant ISOs or nonqualified stock options, SARs, bonus stock awards, restricted stock and performance shares. No compensatory options were granted under the 1997 Plan during fiscal 2006 and fiscal 2005.

As a result of the Offer for the Company’s Common Shares and related transactions as described in Note 2 and Note 4 above under “Stock Based Compensation”, all outstanding stock options under the 1997 Plan were canceled as of March 15, 2006 without payment from the Company. Grants of restricted stock, which generally were subject to a restriction from the date of grant before vesting and receiving the shares without restriction, were awarded to certain officers and key employees under the 1997 Plan. As a result of the Offer and related transactions described in Note 2, a change in control of the Company occurred for purposes of the 1997 Plan. The 1997 Plan provided that, upon certain changes in ownership or control of the Company, outstanding restricted stock awards would automatically become vested. Accordingly, the Company accelerated the amortization of the deferred compensation expense and recorded a liability of approximately $70,000 based upon the number of unrestricted shares outstanding as of January 31, 2006 multiplied by the Offer price of $1.60 per share. Amounts were paid out in fiscal 2006.

During fiscal year 2005, restrictions on 15,727 shares of restricted stock previously granted to officers and employees lapsed based on service requirements and all remaining 44,352 shares lapsed due to the change in control. Deferred compensation expense was $0, $229,000 and $672,000 in fiscal year 2006, 2005 and 2004, respectively. During fiscal year 2005, 22,276 shares of restricted stock were granted with a weighted average fair value of $4.35 per share.

Option activity was as follows:

Predecessor	Shares	Weighted- Average Exercise Price	Options Exercisable
Balance at January 31, 2004	2,719,164	$11.88	2,337,028
Options granted	9,110	9.41
Options exercised	(1,626)	7.52
Options canceled	(31,229)	11.67

Balance at January 31, 2005	2,695,419	11.87	2,545,752
Options granted	680,235	3.76
Options exercised	—	—
Options canceled	(1,143,246)	13.67

Balance at January 31, 2006	2,232,408	8.64	1,845,943
Options granted	—	—
Options exercised	—	—
Options canceled	(2,232,408)	8.64

Successor
Balance at June 9, 2006	—	—	—

The weighted-average fair value of 680,235 and 9,110 options granted was $3.76 and $9.41 for the years ended January 31, 2006 and 2005, respectively.

As a result of the Offer for the Common Shares and related transactions, as described in Note 2, a change of control of the Company occurred for purposes of the Company’s Plans. The Plans provided that, upon certain changes in the ownership or control of the Company, outstanding stock options were automatically cancelled in exchange for a cash payment for each Common Share still covered by the options equal to the excess, if any, of (A) the greater of (i) the highest price per share of the Common Shares offered to shareholders of the Company in connection with the change in control or (ii) the fair market value per share of the Common Shares on the date of the change in control, over (B) the exercise price per Common Share under the options. The amount offered for Common Shares (and the fair market value of such stock) on the date of the change in control was $1.60 per share. This amount was less than the exercise price per share for the outstanding stock options, and all outstanding stock options under the Company’s Plans were cancelled as of March 15, 2006.

At the effective time of the 2006 Merger, each then-outstanding option to purchase Common Shares under the Company’s 1998 Non-Employee Director Stock Option Plan was cancelled and each holder of such option had no further rights thereto except to receive a cash payment, subject to any required withholding of taxes, equal to the product of (i) the total number of Common Shares otherwise issuable upon exercise of such option and (ii) the amount, if any, by which $1.60 per Common Share exceeded the applicable exercise price per Common Share otherwise issuable upon exercise of such option. The $1.60 amount was less than the exercise price per Common Share for all these options, so all such options were cancelled without payment at the effective time of the 2006 Merger.

19. Commitments and Contingencies

Class Action Lawsuit, State Derivative Complaints and Federal Derivative Complaints

The Company was party to Class Action Complaints, State Derivative Complaints and Federal Derivative Complaints filed against the Company and certain of its former officers and directors beginning in fiscal year 2004. The consolidated Class Action Lawsuit (Greater Pennsylvania Carpenters Pension Fund v. Whitehall Jewellers, Inc. Case No. 04 1107) alleged that the Company and its officers made false and misleading statements and falsely accounted for revenue and inventory during the putative class period. The consolidated class action complaint alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (“1934 Act”) and Rule 10b-5

promulgated thereunder. The State Derivative Complaints filled in Illinois (Richard W. Cusack, et al. v. Sheila C. Patinkin, independent executor of the estate of Hugh M. Patinkin, deceased, et al. Case No. 04-CH-09705 consolidated with 05-CH-06926 and 05-CH-09913) asserted claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment, breach of fiduciary duties for insider selling and misappropriation of information, and contribution and indemnification. The factual allegations of the consolidated State Derivative Complaint were similar to those made in the Class Action Lawsuit. The Federal Derivative Complaints (Myra Cuerton v. Richard K. Berkowitz Case No. 05 C1050 and Tai Vu v. Richard Berkowitz Case No. 05 C 2197) against the Company and certain of the Company’s officers and directors also asserted a claim for breach of fiduciary duty and the factual allegations of the complaints were similar to those made in the Class Action Lawsuit and the consolidated State Derivative Complaint.

With respect to the Class Action Lawsuit, consolidated State Derivative Complaint and Federal Derivative Complaints described above, the Company reports that on July 24, 2006 a Final Judgment and Order of Dismissal was entered in the consolidated Class Action Lawsuit. Additionally, on June 26, 2006 both of the Federal Derivative Complaints previously pending in the Northern District of Illinois were dismissed with prejudice pursuant to a Joint Stipulation of Dismissal. Finally, by an Order of Dismissal dated December 5, 2006, the consolidated State Derivative Complaint previously pending in the Circuit Court of Cook County was dismissed with prejudice.

Severance Matters with Former Executives

John R. Desjardins vs. Whitehall Jewellers, Inc. On December 7, 2006, Mr. Desjardins, the former Executive Vice President and Chief Financial Officer for the Company filed an action in Illinois alleging breach of contract related to claimed severance benefits. The Company and Mr. Desjardins have settled the action. The settlement includes a severance payment from the Company of approximately $1,100,000 (plus interest) with more than a half of the severance payment to be made concurrent with the dismissal of the action and the remaining balance to be paid over a 24 month period. The Company has agreed to continue certain fringe benefits as well as reimburse Mr. Desjardins for other expenses related to insurance matters and maintain insurance coverage for 30 months following separation. The Company also agreed to pay Mr. Desjardins’ attorney’s fees associated with bringing the above-referenced action. In consideration for these payments, Mr. Desjardins executed a release of all claims against the Company.

Matthew Patinkin. Mr. Patinkin, the former Executive Vice President of Real Estate and Development, has threatened legal action against the Company alleging breach of contract related to claimed severance benefits. The parties are currently engaged in settlement negotiations. The parties are close to an agreement in principal on key financial terms, but are still negotiating the terms of the proposed settlement. The Company has recorded approximately $1,000,000 for estimated settlement costs. In the event that the matter cannot be resolved without legal action, the Company intends to vigorously contest the claims and exercise all of its available rights and remedies. If the Company is unable to resolve the claims and the outcome of these potential action is adverse to the Company, the potential judgment in such action as well as the costs and expenses associated with defending the claims might exceed the reserves currently maintained on the balance sheet.

Other Matters

The Company is also involved from time to time in certain other legal actions and regulatory investigations arising in the ordinary course of business. Although there can be no certainty, it is the opinion of management that none of these other actions or investigations will have a material adverse effect on the Company’s results of operations or financial condition.

Lease Obligations

The Company leases the premises for its office facilities and all of its retail stores, and certain office and computer equipment generally under noncancelable agreements for periods ranging from two to 13 years. Most leases require the payment of taxes, insurance and maintenance costs. These costs are expensed in the period incurred. Virtually all leases covering retail stores provide for additional contingent rentals based on a percentage of sales. These contingent rentals based on sales range from 4% to 10% of sales, with the vast majority at 6% of sales above certain sales thresholds. During fiscal year 2006, the Company leased new office space and moved its corporate headquarters to a new location in Chicago. The new lease agreement included base rents, rent abatements and lease incentives which are being expensed on a straight-line basis over the effective term of the lease.

Future minimum rentals under noncancelable operating leases as of January 31, 2007 are as follows:

Years ending January 31 (in thousands)	Amount
2008	$27,397
2009	24,495
2010	20,157
2011	16,647
2012	12,207
Thereafter	30,616

Total future minimum rent obligations	$131,519

In accordance with FASB Statement No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities,” the Company as of January 31, 2006, recorded a charge of $3,686,000 for estimated lease termination costs associated with the planned store closures, all of which is classified as discontinued operations. This charge represented management’s estimate of such lease termination costs based on negotiations with the respective landlords. The liability on the balance sheet as of January 31, 2007, June 9, 2006 and January 31, 2006 was $38,000, $3,636,000 and $3,686,000, respectively.

Total rental expense for all operating leases is as follows:

	Successor	Predecessor
(in thousands)	June 9, 2006 to January 31, 2007	February 1, 2006 to June 8, 2006	Year Ended January 31,
			2005	2004
Rental expense:
Minimum	$18,951	$9,841	$31,385	$30,736
Rentals based on sales	131	257	576	570
Other	198	52	141	151

Total rental expense	$19,280	$10,150	$32,102	$31,457

The total rental expense included in discontinued operations is $125,000 for the period June 9, 2006 to January 31, 2007, $0 for the period February 1, 2006 to June 8, 2006, $5,103,000 for the year ended January 31, 2006 and $5,933,000 for the year ended January 31, 2005.

Other Commitments

In December 2005, the Company entered into an agreement with a vendor conditioned on certain future events to return $3,300,000 of diamonds for credit at the Company’s full cost in exchange for a commitment to purchase approximately $6,000,000 of existing consignment inventory and $1,000,000 of new products. The total purchase commitment as of January 31, 2006 was $6,300,000. The Company amended the agreement and consummated the transaction in February 2006. There were no similar transactions in fiscal year 2006.

20. Related Party Transactions

At the end of fiscal year 2004, Mr. Hugh Patinkin, Mr. Desjardins and Mr. Matthew Patinkin owned a 52% equity interest in Double P Corporation, PDP Limited Liability Company and CBN

Limited Liability Company, which own and operate primarily mall-based snack food stores. On March 30, 2005, Mr. Hugh Patinkin died and his ownership passed to his estate. As of January 31, 2006, Messrs. Matthew Patinkin and Desjardins owned a 26% equity interest in these enterprises. A substantial portion of the remaining equity interest is owned by the adult children and other family members of Norman Patinkin, a member of the Board of Directors. One of Norman Patinkin’s adult children is a director and chief executive officer of Double P Corporation. During fiscal year 2005, Messrs. Hugh Patinkin, Desjardins and Matthew Patinkin spent a limited amount of time providing services to Double P Corporation, PDP Limited Liability Company and CBN Limited Liability Company, and such services were provided in accordance with the Company’s Code of Conduct. Messrs. Hugh Patinkin, Desjardins and Matthew Patinkin received no remuneration for these services other than reimbursement of expenses incurred. In the past, the Company and Double P Corporation agreed to divide and separately lease contiguous mall space. The Company and Double P Corporation concurrently negotiated separately with each landlord (“Simultaneous Negotiations”) to reach agreements for their separate locations. Since the Company’s initial public offering, its policy had required that the terms of any such leases must be approved by a majority of the Company’s outside directors. The Company had conducted such negotiations in less than ten situations, since the Company’s initial public offering in 1996. The Company’s current policy is that it will no longer enter into such simultaneous negotiations.

The Company offers health insurance coverage to the members of its Board of Directors. The health insurance policy options and related policy cost available to the Directors are similar to those available to the Company’s senior level employees.

During fiscal 2006, the Company accrued $500,000 in management fees due to Prentice Capital related to their management support throughout the year. The Company also paid or has accrued certain transaction costs related to the 2006 Merger totaling $3.0 million. As further discussed in Notes 13 and 23, the Company entered into a Bridge Term Loan Credit Agreement (the “Bridge Loan Agreement”) with PWJ Lending, an investment fund managed by Prentice, and Holtzman, and PWJ Lending as administrative agent and collateral agent for the Lenders. The Company has borrowed $50,000,000 on this Bridge Term Loan facility and has accrued interest of $6,080,000 as of January 31, 2007.

See Note 23 for additional related party activities regarding subsequent events.

21. Unaudited Quarterly Results

The Company’s results of operations fluctuate on a quarterly basis. The following table sets forth summary unaudited financial information of the Company for each quarter in fiscal 2006 and 2005. In the opinion of management, this quarterly information has been prepared on a basis consistent with the Company’s audited financial statements appearing elsewhere in this annual report, and reflects adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto.

(in thousands, except per share data)	Predecessor		Successor
	Quarter Ended April 30, 2006	May 1, 2006 to June 8, 2006	June 9, 2006 to July 31, 2006	Quarter Ended October 31, 2006	Quarter Ended January 31, 2007
Net sales	$59,859	$25,236	$30,008	$48,827	$102,307
Cost of sales	41,677	16,687	22,331	36,931	65,485

Gross profit	18,182	8,549	7,677	11,896	36,822
Selling, general and administrative expenses; professional fees and loss on disposal of property & equipment	26,425	11,992	13,207	29,559	31,313

Income (loss) from operations	(8,243)	(3,443)	(5,530)	(17,663)	5,509
Net income (loss) from continuing operations	(11,851)	(5,018)	(7,820)	(21,974)	985
Net income (loss) from discontinued operations	648	—	—	223	(89)

Net income (loss)	$(11,203)	$(5,018)	$(7,820)	$(21,751)	$896

Basic earnings (loss) per share:
Net loss	$(0.67)	$(0.30)	$(782,000)	$(2,175,100)	$89,600

(in thousands, except per share data)	Predecessor–Fiscal Year 2005 Quarters Ended
	April 30, 2005	July 31, 2005	October 31, 2005	January 31, 2006
Net sales	$62,066	$60,210	$51,978	$110,418
Cost of sales and impairment charges	41,270	41,334	38,636	72,947

Gross profit	20,796	18,876	13,342	37,471
Selling, general and administrative expenses; professional fees, loss on disposal of property & equipment and goodwill impairment	24,857	30,453	26,398	36,868

Income (loss) from operations	(4,061)	(11,577)	(13,056)	603
Net loss from continuing operations	(2,659)	(18,797)	(16,751)	(4,895)
Net loss from discontinued operations	(2,290)	(5,289)	(26,109)	(7,567)

Net loss	$(4,949)	$(24,086)	$(42,860)	$(12,462)

Basic earnings (loss) per share:
Net loss	$(0.35)	$(1.69)	$(3.02)	$(0.88)

22. Sales by Merchandise Category

The following table sets forth the Company’s percentage of merchandise sales by category:

	Successor	Predecessor
	June 9, 2006 to January 31, 2007	February 1, 2006 to June 8, 2006	Fiscal Year 2005	Fiscal Year 2004
Diamonds	71.1%	72.6%	70.3%	68.5%
Gold	10.6	11.2	13.8	12.7
Precious, Semi-Precious	11.3	10.7	10.4	13.2
Watches	7.0	5.5	5.5	5.6

Total Sales	100.0%	100.0%	100.0%	100.0%

Along with the Company’s merchandise assortments, the Company provides jewelry repair services to its customers (sales from which represented 2.6%, 3.1%, 2.5% and 2.6% of net sales for the periods ended June 9, 2006 to January 31, 2007, February 1, 2006 to June 8, 2006, Fiscal Year 2005 and Fiscal Year 2004, respectively) and jewelry service plans provided through a third party provider (sales from which represented 3.0%, 3.2%, 3.1% and 3.1% of net sales for the periods ended June 9, 2006 to January 31, 2007, February 1, 2006 to June 8, 2006, fiscal year 2005 and fiscal year 2004, respectively. Jewelry repair services are provided through independent jewelers under contract.

23. Subsequent Events (Unaudited)

Financing Arrangements

Effective February 20, 2007, the Company entered into a Third Amended and Restated Credit Agreement (the “Senior Credit Agreement”) by and among the Company, LaSalle, as administrative agent and collateral agent for the banks party thereto (“Banks”), the Banks, Bank of America, N.A. and Wells Fargo Retail Finance, LLC, as managing agents, to provide for a total facility of up to $125,000,000 through February 20, 2011.

Under the Senior Credit Agreement, the Banks provide a revolving line of credit of up to $125,000,000, including a Tranche A commitment of $115,000,000 and a Tranche A-1 commitment of $10,000,000, each having a maturity date of February 20, 2011. The revolving line of credit is limited by a borrowing base computed based primarily on the value of the Company’s inventory and accounts receivables. Availability under the revolver is based on amounts outstanding thereunder. The Senior Credit Agreement provides for a minimum required availability covenant of $5,000,000. The Senior Credit Agreement remains secured by substantially all of the assets of the Company. The Senior Credit Agreement continues to contain affirmative and negative covenants and representations and warranties customary for such financings. The Senior Credit Agreement contains certain restrictions, including restrictions on investments, payment of dividends, assumption of additional debt, acquisitions and divestitures.

Borrowings under the Tranche A commitment bear interest at the option of the Company (i) at the LIBOR rate (5.3% as of February 20, 2007) plus 150 to 200 basis points, dependent on the level of additional debt or equity raised by the Company, or (ii) at the higher of (a) LaSalle Bank’s prime rate (8.25% of February 20, 2007) and (b) the federal funds effective rate (5.25% as of February 20, 2007) plus 50 basis points (such higher rate, the “Base Rate”). Borrowings under the Tranche A-1 facility bear interest at (i) at the LIBOR rate (5.3% as of February 20, 2007) plus 325 to 375 basis points, dependent on the level of additional debt or equity raised by the Company, or the Base Rate plus 125 to 175 basis points dependent on the level of additional debt or equity raised by the Company. The Company may prepay without penalty and re-borrow under the Revolving Facility. Interest is payable monthly for LIBOR and prime borrowings.

On February 20, 2007, the Company entered into a Second Amended and Restated Term Loan Credit Agreement (the “Term Loan”) with PWJ Lending. Under the Term Loan, the lenders agree to make additional term loans to the Company in the aggregate principal amount of $25,000,000, for among other things, general corporate and working capital purposes. In addition, as of February 20, 2007, The Term Loan bears interest at a fixed rate of 12% per annum, payable at maturity. The maturity date of the Term Loan remains February 1, 2009. As of April 6, 2007, the Company borrowed an additional $25,000,000 under the Term Loan agreement. Under the Senior Credit Agreement, the Company is required to receive an additional $10,000,000 in equity proceeds or additional term loan borrowings prior to May 31, 2007 or the Company will be in default under the agreement.

Effective May 21, 2007 the Company entered into a Senior Term Loan Agreement by and among the Company, LaSalle, as administrative agent and collateral agent for the banks party thereto (“Banks”), the Banks, and Bank of America, N.A. and Wells Fargo Retail Finance, LLC, as managing agents for a total facility up to $35.0 million with a maturity date of November 19, 2007. The initial Senior Term Loan advance amount of $25.0 million was utilized to repay the additional

$25.0 million borrowed under the Second Amended and Restated Term Loan Agreement. An additional $10.0 million was drawn and utilized to repay amounts owed under the Third Amended and Restated Credit Agreement.

On June 28, 2007 the Company entered into the Second Amendment to the Second Amended and Restated Term Loan Credit Agreement (the “Second Amended Term Loan”) to the Term Loan. Under the Second Amended Term Loan with PWJ Lending, PWJ Lending agreed to make additional term loans to the Company in the aggregate amount of $7,500,000, for among other things, general corporate and working capital purposes. As of July 5, 2007, the Company borrowed $7.5 million under the Term Loan.

Merger and Equity Transactions

The Merger

On July 27, 2007, WJ Holding merged with and into Whitehall with Whitehall surviving. An Agreement of Merger and Plan of Reorganization was then entered into as of July 27, 2007 by and among the Company, Acquisition Corp. and BTHC VII, Inc. (the “Merger Agreement”). On July 27, 2007, BTHC VII, Inc.’s and Acquisition Corp.’s Board of Directors each approved the Merger and on July 27, 2007, Whitehall’s Board of Directors approved the Merger. On July 27, 2007, the shareholders of Whitehall and the shareholders of Acquisition Corp. approved the Merger by unanimous written consent. Pursuant to the Merger Agreement, at the effective time of the Merger, Acquisition Corp. merged with and into Whitehall, with Whitehall remaining as the surviving entity and a wholly owned operating subsidiary of BTHC VII, Inc. by cancelling its Common Stock outstanding and issuing to BTHC VII, Inc. one share of Whitehall common stock. In addition, pursuant to the Merger, the legal existence of Acquisition Corp. ceased and all of the Acquisition Corp. common stock that was outstanding immediately prior to the Merger was cancelled. At the same time and pursuant to the Merger Agreement BTHC VII, Inc. issued to the former shareholders of Whitehall, an aggregate of 24,853,800 shares of their common stock (the “Common Stock”), described below, which resulted in such former shareholders owning approximately 62.21% with respect to the pre-Merger shares owned of BTHC VII, Inc.’s issued and outstanding Common Stock, after giving effect to the issuance of capital stock pursuant to the 2007 Equity Transactions (as defined below), but not counting additional shares of capital stock or warrants to purchase capital stock acquired by the PWJ Entities in the 2007 Equity Transactions. The PWJ Entities subscribed for an additional 7,134,941 shares of BTHC VII, Inc. Common Stock pursuant to the 2007 Equity Transactions and warrants to purchase 3,567,471 shares of BTHC VII, Inc. Common Stock, and therefore upon conclusion of the Merger and the 2007 Equity Transactions, affiliates of Prentice collectively own 64.9% of BTHC VII, Inc.’s issued and outstanding Common Stock. In addition, pursuant to the Merger Agreement, options to purchase 9,847 shares of Whitehall common stock, each at an exercise price of $850 per share prior to the Merger, have been converted into options to purchase 2,447,129 shares of Common Stock, each at an exercise price of $3.42 per share.

As of January 31, 2007, the Company had 10 shares of Common Stock issued and outstanding. On June 21, 2007, the Company executed a reverse stock split issuing 10,000 shares of Common Stock for every 1 share of Common Stock issued and outstanding resulting in 100,000 shares of Common Stock issued and outstanding prior to the effective time of the Merger. As of the effective date of the merger, the Company’s 100,000 Common Shares were cancelled and one share of Whitehall Jewelers, Inc Common Stock was issued to BTHC VII, Inc.

BTHC VII, Inc. entered into an Advisory Agreement with Halter Financial Group, L.P. and Halter Financial Investments, L.P. (the “Advisory Agreement”), pursuant to which Halter Financial Group, L.P. agreed to provide financial advisory services in connection with the Merger. Pursuant to the Advisory Agreement, upon completion of the Merger, Halter Financial Group, L.P. received a fee of $300,000. In addition, the Advisory Agreement provides that Halter Financial Investments, L.P. surrenders to BTHC VII, Inc. for cancellation as treasury shares, 20,562 shares of BTHC VII, Inc. Common Stock. Halter Financial Group has agreed to indemnify BTHC VII, Inc. from certain costs that may arise in connection with BTHC VII, Inc.’s plan of reorganization, as set forth in the

Advisory Agreement. Halter Financial Investments, L.P. has also agreed not to issue, sell, offer or agree to sell, grant any option for the sale of, pledge, enter into any swap, derivative transaction or other arrangement that transfers to another, any of the economic consequences of ownership with respect to 164,719 shares of Common Stock during the period beginning on July 27, 2007 and continuing to and including the date that is the earlier of six months from such date, and the date that the Registration Statement (as defined below) is declared effective.

After the consummation of the Merger, BTHC VII, Inc. intends to amend its certificate of incorporation to (i) increase its authorized number of shares of Common Stock from 40 million to 100 million, and (ii) change its name to Whitehall Jewelers Holdings, Inc. Shortly after the consummation of the Merger, affiliates of Prentice, as holders of over a majority of the issued and outstanding Common Stock, executed written consents of the shareholders of the merged Company approving such amendments. These amendments shall not become effective until filing of a Certificate of Amendment with the Secretary of State of Delaware. Under federal securities laws, BTHC VII, Inc. cannot file the Certificate of Amendment until at a minimum 30 days after the filing of a preliminary information statement on schedule 14C (the “Preliminary Information Statement”) with the SEC. Upon closing of the Merger and the 2007 Equity Transactions, the stockholders of BTHC VII, Inc. prior to the Merger will control approximately 479,438 shares of Common Stock or 1.2% of the total outstanding shares of Common Stock.

In connection with the merger, the Company incurred expenses which included, without limitation, legal and accounting fees, and other miscellaneous expenses, of approximately $1.3 million.

The 2007 Equity Transactions

Concurrent with the Merger, the Company entered into the Securities Purchase Agreement (the “Securities Purchase Agreement”), by and among the Company, BTHC VII, Inc. and the purchasers named therein (the “Purchasers”), and consummated the transactions contemplated thereby on July 27, 2007 (the “2007 Equity Transactions”). The Securities Purchase Agreement provides for the sale by BTHC VII, Inc. to the Purchasers of a total of 14,619,883 shares of Common Stock (the “Shares”), at a price of $3.42 per Share for aggregate gross proceeds of $50.0 million. The Purchasers also received warrants to acquire 7,309,943 shares of Common Stock at an exercise price of $4.10 per share (the “Warrants”). Roth Capital Partners, LLC acted as exclusive placement agent and received a fee of approximately $1.8 million. The Company issued a press release on July 30, 2007 announcing its entry into the Securities Purchase Agreement and describing the transactions contemplated thereby.

In connection with the Securities Purchase Agreement, BTHC VII, Inc. and the Purchasers entered into a Registration Rights Agreement, dated as of July 27, 2007 (the “Registration Rights Agreement”), and BTHC VII, Inc. agreed to file a registration statement to register the resale of the Shares and the shares underlying the Warrants (the “Registration Statement”), subject to certain cutbacks, within 90 days of the closing date and to use reasonable best efforts to cause the Registration Statement to be declared effective by the earlier of (i) (a) in the event that the Registration Statement is not subject to review by the SEC, the 120th calendar day following the closing of the 2007 Equity Transactions and (b) in the event that the Registration Statement is subject to review by the SEC, the 150th day following the closing of the 2007 Equity Transactions, and (ii) the fifth trading day following the date on which the merged company is notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments and the effectiveness of the Registration Statement may be accelerated. If the merged company fails to cause the Registration Statement to be filed or declared effective on or before the time periods specified above, or cause the Registration Statement to remain effective for the lesser of (i) such time as all of the Shares and Warrant Shares required to be covered by the registration statement have been publicly sold by the selling stockholders, and (ii) such shorter period for the availability of sales of the Shares and Warrant Shares pursuant to Rule 144(k) promulgated under the Securities Act of 1933, as amended, except for allowable grace periods, the Company shall be required to pay the Purchasers liquidated damages equal to 1% of the aggregate purchase price for the Shares per month until such failures are cured, subject to a cap of 10%, or $5.0 million. On July

27, 2007 PWJ Funding, PWJ Lending and Holtzman entered into a Lock-Up Agreement for the benefit of the Purchasers and agreed not to issue, sell, offer or agree to sell, grant any option for the sale of, pledge, enter into any swap, derivative transaction or other arrangement that transfers to another, any of the economic consequences of ownership of any of their respective shares (other than the Shares and Warrants purchased by the PWJ Entities pursuant to the Securities Purchase Agreement and the Warrant Shares underlying the Warrants purchased by the PWJ Entities pursuant to the Securities Purchase Agreement) beginning on July 27, 2007 and continuing to and including the date that is 180 calendar days after the date that the Registration Statement is declared effective.

PWJ Lending and Holtzman entered into a Contribution Agreement, whereby 2,210,770 shares of BTHC VII, Inc. Common Stock and warrants to purchase 1,105,385 shares of BTHC VII, Inc. Common Stock were issued to PWJ Lending pursuant to the 2007 Equity Transactions, 52,741 shares of the Company’s common stock were issued to PWJ Lending and 16,686 shares of the Company’s common stock were issued to Holtzman. The payment of these shares under the Contribution Agreement constituted payment in full of the $66,574,166 in loan obligations under the Second Amended and Restated Term Loan Agreement.

In connection with the 2007 Equity Transactions, the Company incurred expenses which included, without limitation, commissions to the placement agency, legal and accounting fees, and other miscellaneous expenses, of approximately $2.2 million.

Proceeds from the 2007 Equity Transactions will be used to repay the $35.0 million Senior Term Loan facility. After taking into account the contribution of approximately $7.56 million of indebtedness by PWJ Lending in return for shares of Common Stock and warrants pursuant to the 2007 Equity Transactions, the remaining net proceeds of $7.44 million will be used for general corporate purposes, including working capital, merger and equity related fees, payments of other indebtedness, sales and marketing and capital expenditures. The Company may also use a portion of the net proceeds from this offering to pursue our strategy of growth through acquisitions of companies in the jewelry business. The Company is currently a party to a non-binding letter of intent with respect to a potential acquisition. The Company has commenced due diligence regarding this potential acquisition. This potential acquisition is subject to our completion of due diligence, the negotiation of definitive agreements and the receipt of all required regulatory consents. Although the terms of the potential acquisition have not been negotiated and at this point there is no certainty of a transaction proceeding or being consummated, if the potential acquisition were consummated, it would be material to the Company. The amounts that the Company actually expends for these specified purposes may vary significantly depending on a number of factors, including changes in our growth strategy, the amount of our future net service revenue and expenses, and our future cash flow. As a result, the Company will retain broad discretion in the allocation of the net proceeds of this offering and may spend such proceeds for any purpose, including purposes not presently contemplated.

Trade Notes Payable

On or about, May 4, 2007, Whitehall met with certain Suppliers to discuss a further extension of the due date under the Trade Notes; thereby, extending the payment date for the remaining Trade Debt balance. As a result of this meeting and subsequent conversations between Whitehall and the Suppliers, on or about May 25, 2007, Whitehall sent a proposed Note Extension Agreement (NEA) to each Supplier who had previously been issued a Trade Note. Under the terms of the NEA, each Supplier who executes the NEA is agreeing to extend the maturity date under its Trade Note until March 31, 2009. In consideration for a Supplier agreeing to extend the maturity date until March 31, 2009, the Company will agree, among other things: (i) to make early payments to such Suppliers for certain Holiday merchandise purchased in 2007 and (ii) to have certain additional events of default under the Trade Notes issued to the Suppliers that executed the NEA, including, but not limited to limiting payments to all Suppliers under the Trade Notes in advance of the March 31, 2009 date in excess of an aggregate amount of $2.5 million. More specifically, a default occurs if the Company fails either: (x) to pay, in the aggregate on or before September 30, 2007, $2.5 million to the Non-

Participating Suppliers; or (y) to the extent that less than $2.5 million is owed to the Non-Participating Suppliers, to pay the difference between $2.5 million and the amount owed to the Non- Participating Suppliers, to those Suppliers under the ATVEA that have executed the NEA.

As of July 27, 2007, Whitehall had received commitments from Suppliers constituting approximately 75% of the outstanding Trade Notes to extend the maturity date of their respective Trade Notes to March 31, 2009, pursuant to the terms of an NEA. In consideration for a Supplier agreeing to extend the maturity date until March 31, 2009, the Company agreed, among other things: (i) to make early payments to those Suppliers for certain Holiday merchandise purchased in 2007 and (ii) to have certain additional events of default under the Trade Notes issued to the Suppliers that executed the NEA, including, but not limited to limiting payments to the Non-Participating Suppliers in advance of the March 31, 2009 maturity date in excess of an aggregate amount of $2.5 million. More specifically, a default occurs if the Company fails either: (x) to pay, in the aggregate on or before September 30, 2007, $2.5 million to the Non-Participating Suppliers; or (y) to the extent that less than $2.5 million is owed to the Non-Participating Suppliers, to pay the difference between $2.5 million and the amount owed to the Non-Participating Suppliers, to those Suppliers that have executed the NEA. PWJ Lending, an affiliate of Prentice, has indicated its intent to cover the difference, if any, between $2.5 million and any additional amounts due to Non-Participating Suppliers who did not execute the NEA. Through commitments obtained from suppliers (as set forth above) plus indications of assistance from PWJ Lending, the Company believes it will be able to satisfy its obligation to pay no more than $2.5 million to the Non-Participating Suppliers under the Trade Notes. However, the Company may be required to pay the remaining balance of its trade debt in the aggregate amount of approximately $22.3 million in the event that the Company defaults on its obligations under the NEA.

Adoption of Stock Incentive Plan

On June 21, 2007, the Company approved the 2007 Whitehall Jewelers, Inc. Stock Incentive Plan (the “2007 Plan”). Under the 2007 Plan, the Company can grant incentive stock options (“ISO’s) within the meaning of Section 422 of the Internal Revenue Code, nonqualified stock options, stock appreciation rights (“SARS”), and other stock-based awards. A total of 15,000 shares of common stock have been reserved for issuance under the 2007 plan or 15% of the outstanding shares prior to the Merger. Grants may be made under the 2007 Plan during the ten years after its effective date. Options under the 2007 Plan generally fully vest in three to four years or earlier if certain performance based financial targets are met. Options under the 2007 Plan generally expire 5 years from the date of grant or earlier under certain situations where the employee is terminated or ceases to be engaged by the Company.

On July 20, 2007, the Company granted 9,847 options to five executives with a weighted average fair value of $277.39 at the date of grant. These options all had an exercise price of $850 and will be accounted for under Statement No. 123(R). Based on the vesting schedule, the Company will recognize compensation expense related to these options of $1,061,000, $800,000, $560,000 and $310,000 in fiscal year 2007, 2008, 2009 and 2010, respectively.

Following the closing of the Merger, pursuant to the terms of the equity incentive plan, these options were converted to options to purchase 2,447,129 shares of the merged Company’s Common Stock at a price of $3.42 per share.

Bonus Award Agreements Entered Into With Named Executive Officers

On July 20, 2007, prior to the consummation of the Merger, the Company entered into Bonus Award Agreements with each of Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter. Under these agreements, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter will be eligible to receive maximum bonuses equal to $300,000, $175,000, $100,000 and $25,000, respectively. Subject to each executive’s continued employment through December 31, 2008, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter will receive 83%, 52%, 52% and 88% respectively, of his total bonus amount on the next regular payroll date following December 31, 2008. Mr. Dayoob shall continue to receive payments under his Bonus Award Agreement if he is “engaged” by the Company as of such date. Under Mr. Dayoob’s Bonus Award Agreement, Mr. Dayoob will be “engaged” by the Company for so long as he (x) is employed by the Company; (y) provides services to the Company as a consultant or (z) serves as a member of the Company’s Board of Directors.

Subject to each executive’s continued employment through each payment date (or in the case of Mr. Dayoob, his continued engagement through such dates), on the next regular payroll date following the final day of each month after December 31, 2008 and on a monthly basis thereafter, Mr. Dayoob and Mr. Nachwalter will receive an amount equal to 1/36th and Mr. Don and Mr. Funasaki will receive an amount equal to 1/48th of his total bonus amount on a monthly basis, until such time as he has received a gross amount equal to his total bonus amount.

Upon a “change in control” (as defined in each award agreement) each executive will receive an amount equal to his total bonus amount less any payments previously received under his bonus award agreement.

If an executive’s employment is terminated for “cause” (as defined in each executive’s employment agreement) he will forfeit the right to receive any payments under his bonus award agreement. Upon an executive’s death, “disability” (as defined in each executive’s employment agreement) or voluntary resignation, the executive will receive (x) if such death, “disability” or voluntary resignation occurs prior to December 31, 2008, a pro-rated share of the percentage payment the executive would have received had he remained employed through December 31, 2008, calculated as of the date his employment terminated or (y) if such death, “disability” or voluntary resignation occurs after December 31, 2008, any accrued, but unpaid monthly bonus payment.

If an executive’s employment is terminated without “cause,” he will be entitled to receive (x) if such without cause termination occurs prior to December 31, 2008, the percentage payment the executive would have received had he remained employed through December 31, 2008 pro rated through the date his employment terminated plus six months or (y) if such without cause termination occurs after December 31, 2008, an amount equal to the lesser of six monthly bonus payments or the remainder the executive’s total bonus amount.

WHITEHALL JEWELLERS, INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Periods from February 1, 2006 to June 8, 2006 and June 9, 2006 to January 31, 2007
and fiscal years ended January 31, 2006 and 2005
(Dollars in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Twelve months ended January 31, 2005
Allowance for doubtful accounts	$538	$316	$459	$395

Inventory allowance	3,731	7,878	7,352	4,257

Deferred tax valuation allowance	769	599	—	1,368

Self insurance allowance	774	1,356	979	1,151
Twelve months ended January 31, 2006
Allowance for doubtful accounts	$395	$408	$427	$376

Inventory allowance	4,257	27,005	11,352	19,910

Deferred tax valuation allowance	1,368	34,787	22	36,133

Self insurance allowance	1,151	1,565	1,339	1,377
Period February 1, 2006 to June 8, 2006
Allowance for doubtful accounts	$376	$142	$112	$406

Inventory allowance	19,910	1,504	15,811	5,603

Deferred tax valuation allowance	36,133	4,426	—	40,559

Self insurance allowance	1,377	333	344	1,366
Period June 9, 2006 to January 31, 2007
Allowance for doubtful accounts	$406	$206	$188	$424

Inventory allowance	5,603	2,041	3,341	4,303

Deferred tax valuation allowance	40,559	10,143	—	50,702

Self insurance allowance	1,366	290	427	1,229

Whitehall Jewelers Holdings, Inc.
Consolidated Statements of Operations—unaudited
For the Three Months Ended November 3, 2007 and October 31, 2006
(in thousands, except for per share data)

	Successor	Successor
	Three Months Ended November 3, 2007	Three Months Ended October 31, 2006
Net sales	$44,460	$48,827
Cost of sales (including buying and occupancy expenses)	35,408	36,931

Gross profit	9,052	11,896
Selling, general and administrative expenses	22,518	25,919
Professional fees and other charges	997	3,640

Loss from operations	(14,463)	(17,663)
Interest expense	1,981	4,311

Loss before income taxes	(16,444)	(21,974)
Income tax expense	—	—

Net loss from continuing operations	(16,444)	(21,974)
Income from discontinued operations, net of income taxes of $0	—	223

Net loss	(16,444)	(21,751)

Net loss per share, basic and diluted:
Continuing operations	$(0.41)	$(0.87)
Discontinued operations	—	0.01

Net loss per share	$(0.41)	$(0.86)

Weighted average common share and common share equivalents	39,953	25,333

The accompanying notes are an integral part of the consolidated financial statements.

Whitehall Jewelers Holdings, Inc.
Consolidated Statements of Operations—unaudited
For the Nine Months Ended November 3, 2007 and the Periods
February 1, 2006 to June 8, 2006 and June 9, 2006 to October 31, 2006
(in thousands, except for per share data)

	Successor	Successor	Predecessor
	February 1, 2007– November 3, 2007	June 9, 2006– October 31, 2006	February 1, 2006– June 8, 2006
Net sales	$157,645	$78,835	$85,095
Cost of sales (including buying and occupancy expenses)	119,220	59,262	58,364

Gross profit	38,425	19,573	26,731
Selling, general and administrative expenses	72,620	38,462	35,928
Professional fees and other charges	3,607	4,305	2,489

Loss from operations	(37,802)	(23,194)	(11,686)
Interest expense	11,492	6,600	5,183

Loss before income taxes	(49,294)	(29,794)	(16,869)
Income tax expense	219	—	—

Net loss from continuing operations	(49,513)	(29,794)	(16,869)
Income from discontinued operations, net of income taxes of $0	—	223	648

Net loss	$(49,513)	$(29,571)	$(16,221)

Net loss per share, basic and diluted:
Continuing operations	$(1.62)	$(1.18)	$(0.67)
Discontinued operations	—	0.01	0.03

Net loss per share	$(1.62)	$(1.17)	$(0.64)

Weighted average common share and common share equivalents	30,577	25,333	25,333

The accompanying notes are an integral part of the consolidated financial statements.

Whitehall Jewelers Holdings, Inc.
Consolidated Balance Sheets—unaudited
as of November 3, 2007 and January 31, 2007
(in thousands except for share data)

	November 3, 2007	January 31, 2007
ASSETS
Current Assets:
Cash	$1,054	$1,311
Accounts receivable, net	2,265	1,495
Merchandise inventories, net	163,663	174,090
Other current assets	3,526	1,263

Total current assets	170,508	178,159
Property and equipment, net	28,658	30,687
Intangible assets, net	12,051	12,834
Goodwill	9,215	9,215
Deferred financing costs	1,286	3,745

Total assets	$221,718	$234,640

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Revolver loans	$91,014	$83,860
Accounts payable	35,970	50,913
Customer deposits	1,152	1,959
Trade notes payable	4,760	22,366
Accrued payroll	4,303	6,617
Other accrued expenses	9,882	12,322
Other tax liabilities	815	431

Total current liabilities	147,896	178,468
Term loan—related party	—	56,080
Trade notes payable	15,536	—
Other long-term liabilities	6,167	4,460

Total liabilities	169,599	239,008

Stockholders’ Equity (deficit):
Common stock ($0.001 par value; 100,000,000 shares authorized; 39,953,121 shares issued and outstanding at November 3, 2007 and 25,333,238 issued and outstanding at January 31, 2007)	40	25
Additional paid-in capital	122,844	24,282
Stock warrants	7,422	—
Accumulated deficit	(78,187)	(28,675)

Total stockholders’ equity (deficit)	52,119	(4,368)

Total liabilities and stockholders’ equity (deficit)	$221,718	$234,640

The accompanying notes are an integral part of the consolidated financial statements.

Whitehall Jewelers Holdings, Inc.
Consolidated Statements of Cash Flows—unaudited
For the Nine Months Ended November 3, 2007 and the Periods
February 1, 2006 to June 8, 2006 and June 9, 2006 to October, 2006
(in thousands)

	Successor	Successor	Predecessor
	February 1, 2007– November 3, 2007	June 9, 2006– October 31, 2006	February 1, 2006– June 8, 2006
Cash flows from operating activities:
Net loss	$(49,513)	$(29,571)	$(16,221)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	7,913	5,619	4,036
Payment in kind interest	2,992	2,515	2,169
Deferred compensation	862	—	—
Proceeds from landlord incentive	—	2,705	—
Loss on disposition of assets	501	1,561	—
Changes in assets and liabilities:
Decrease (increase) in accounts receivable, net	(770)	489	6
Decrease (increase) in merchandise inventories, net	10,427	(42,712)	955
Decrease (increase) in other current assets	(2,263)	2,216	(1,834)
(Decrease) increase in customer deposits	(807)	(75)	(269)
(Decrease) increase in accounts payable	(14,360)	27,619	12,777
(Decrease) increase in accrued payroll	(2,314)	2,596	(1,113)
(Decrease) increase in accrued liabilities	(1,938)	493	(4,057)
(Decrease) increase in other tax liabilities	384	405	—
(Decrease) increase in other long-term liabilities	2,209	(3,876)	368

Net cash used in operating activities	(46,677)	(30,016)	(3,183)
Cash flows from investing activities:
Capital expenditures	(4,651)	(4,334)	(2,081)

Net cash used in investing activities	(4,651)	(4,334)	(2,081)
Cash flows from financing activities:
Borrowing on revolver loan	285,620	121,605	116,334
Repayment of revolver loan	(278,466)	(86,723)	(131,401)
Proceeds from term loan	67,500	—	20,000
Repayment of term loan	(60,000)	—	—
Net assets acquired related to merger	—	(24,307)	—
Proceeds from investors related to merger	—	24,307	—
Net proceeds from sale of stock	32,290	—	—
Net proceeds from sale of stock warrants	7,422	—	—
Financing costs	(642)	—	(1,810)
Change in outstanding checks, net	(2,653)	(500)	1,887

Net cash provided by financing activities	51,071	34,382	5,010

Net change in cash and cash equivalents	(257)	32	(254)
Cash and cash equivalents at beginning of period	1,311	1,711	1,965

Cash and cash equivalents at end of period	$1,054	$1,743	$1,711

The accompanying notes are an integral part of the consolidated financial statements.

WHITEHALL JEWELERS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Operations

Whitehall Jewelers Holdings, Inc. (formerly known as BTHC VII, Inc., the “Registrant” or “BTHC”), completed the 2007 Merger (as described more fully in Note 3 below) and became the ultimate parent company of Whitehall Jewelers, Inc. (formerly known as Whitehall Jewellers, Inc.), a Delaware corporation. Whitehall Jewelers Holdings, Inc. now owns and operates a national specialty retail fine jewelry business through its wholly owned subsidiary Whitehall (defined below). While BTHC was the legal acquirer, Whitehall was the accounting acquirer, and accordingly, the financial statements presented herein are those of Whitehall. This transaction is referred to throughout this report as the “2007 Merger”. See Note 3 for further discussion of the 2007 Merger.

Unless otherwise provided, all references in this current report to “we,” “us,” “our company,” “our,” the “Company,” or “Whitehall” refer to Whitehall Jewelers Holdings Inc./BTHC, together with its wholly-owned subsidiary Whitehall, subsequent to the July 27, 2007 Merger and Whitehall Jewellers, Inc. prior to that date.

Prior to the 2007 Merger, BTHC had no operating business. As a result of the 2007 Merger, the Company operates one business segment, specialty retail jewelry. The Company has a national presence with 314 stores as of November 3, 2007, located in 37 states, operating in regional and super regional shopping malls. The Company’s business is highly seasonal and a significant portion of the Company’s sales and gross profit is generated in the fourth fiscal quarter of each fiscal year.

In February 2006, Prentice, Holtzman and related entities launched a tender offer for Whitehall, followed by the 2006 merger in June 2006, which resulted in Whitehall becoming a wholly owned subsidiary of WJ Holding Corp. Following the 2006 merger, Whitehall delisted from the NYSE and ceased to be a public company. See Note 2 for further discussion of the 2006 Merger.

2. Basis of Presentation

The consolidated unaudited financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include all adjustments, such as normal recurring accruals, that are, in the opinion of management, necessary for a fair statement of the results of interim periods presented. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended January 31, 2007.

Change in Reporting Periods

Effective February 1, 2007, the Company changed its quarterly reporting periods to coincide with the 4-5-4 retail reporting calendar to provide better year-to-year comparable sales and margin data. Pursuant to this calendar, the first month of the quarter ends on the Saturday of the fourth week, the second month of the quarter ends on the Saturday of the fifth week, and the third month ends on the Saturday of the fourth week. Accordingly, the third quarter of fiscal year 2007 includes the period August 5, 2007 through November 3, 2007 resulting in 91 sales days versus 92 sales days in third quarter ended October 31, 2006. The nine months ended November 3, 2007 includes the period February 1, 2007 through November 3, 2007 resulting in 276 sales days versus 273 days in the nine months ended October 31, 2006. The prior year financial information has not been restated.

Fiscal Years

The Company’s third quarter of fiscal year 2007 and fiscal year 2006, as referred to throughout the consolidated financial statements and notes, represent the fiscal quarters ended November 3, 2007 and October 31, 2006, respectively. The first nine months of fiscal 2007 and fiscal 2006 represents the nine months ended November 3, 2007 and October 31, 2006, respectively. The

WHITEHALL JEWELERS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s fiscal year 2007 and 2006 represent the fiscal years ended February 2, 2008 and January 31, 2007, respectively.

2006 Merger

On June 8, 2006, the stockholders of Whitehall voted in favor of the proposed merger of WJ Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of WJ Holding Corp. (“WJH”), each an affiliate of Prentice Capital Management, LP (“Prentice”), and Holtzman Opportunity Fund, L.P. (“Holtzman” and together with Prentice, the “Investors”) with and into Whitehall pursuant to the Agreement and Plan of Merger (“2006 Merger”) entered into as of February 1, 2006 by and among Whitehall, Investors, Purchaser and WJH (the “2006 Merger Agreement”). Whitehall continued as the surviving corporation and became a wholly-owned subsidiary of WJH.

The 2006 Merger pursuant to the 2006 Merger Agreement was the second and final step in the acquisition of Whitehall by Holtzman and Prentice. The first step was a tender offer (the “Offer”) by WJ Acquisition for all of Whitehall’s outstanding common stock at a price of $1.60 per share. Prentice and Holtzman, together with their affiliates, were the largest stockholders of Whitehall prior to the Offer, owning, in the aggregate, 4,283,795 shares of common stock, representing beneficial ownership (or deemed beneficial ownership) of approximately 25.6% of the common stock outstanding and approximately the same percentage of the aggregate voting power in the Company. Following the Offer, the tendered common stock, together with the common stock already owned by Prentice, Holtzman and their respective affiliates, represented approximately 75.8% of Whitehall’s outstanding common stock and approximately the same percentage of the aggregate voting power in Whitehall. In accordance with the terms and conditions of the 2006 Merger Agreement, WJ Acquisition was merged with and into Whitehall, with Whitehall continuing as the surviving corporation. Prentice and Holtzman, and their related affiliates, owned a sufficient number of shares of common stock to assure adoption of the 2006 Merger Agreement at the Special Meeting of Stockholders, and they were required by the 2006 Merger Agreement to vote all of their shares of common stock in favor of adoption of the 2006 Merger Agreement and did so.

As a result, the 2006 Merger Agreement was adopted and Whitehall became a wholly owned subsidiary of WJ Holding Corp. (“WJH”). The total cash purchase price was $27.3 million including transaction costs paid by Whitehall of $3.0 million. Following the merger, Whitehall ceased to be a public company.

The consolidated unaudited financial statements of the Company as of November 3, 2007 and January 31, 2007 and for the quarter and nine months ended November 3, 2007 reflect the 2006 Merger on June 8, 2006 in accordance with the Financial Accounting Standards Board (FASB) Statement of Accounting Standards (SFAS) No. 141, Business Combinations. The Company has allocated the purchase price on the basis of its estimate of fair value of the underlying assets acquired and liabilities assumed in the 2006 Merger. Our historical financial results for the periods subsequent to the 2006 Merger on June 8, 2006 report the results of the post-merger entity, referred to as the “Successor”, and the periods prior to, and including, June 8, 2006 report the results of Whitehall in its pre-merger form, referred to as the “Predecessor”. The consolidated Statement of Operations and the Consolidated statements of cash flows for the first nine months of fiscal 2006 are separated between successor and predecessor periods and are presented separately due to a change in ownership, which resulted in purchase accounting being applied to the 2006 Merger of Whitehall and WJH.

Liquidity

The Company has experienced recurring losses from operations in the first nine months of fiscal year 2007 and 2006 and the prior three fiscal years, as well as significant negative cash flow from operations in the first nine months of fiscal year 2007 and 2006 and the prior two fiscal years. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company is in the process of implementing programs intended to increase sales, improve gross margin and reduce certain operating expenses. Several of the planned initiatives are in process including, but not limited to, (i) improving management over field operations through changes in the field staffing, (ii) implementing new field incentive compensation plans, (iii) reviewing strategic alternatives related to growing the business, (iv) reducing professional fees which in fiscal 2007 and 2006 were driven by various financing transactions and a proxy contest, and (v) reducing other central and store related costs. In fiscal year 2006, as described above, the Company entered into an acquisition and merger. In the first nine months of fiscal year 2007, as described in Note 3 and Note 9, the Company 1) renegotiated its credit agreements and borrowed an additional $42.5 million, 2) entered into a reverse merger with a public company and raised $50.0 million from investors which was used primarily to repay certain term loans, 3) converted certain term loans plus accrued interest to equity, and 4) renegotiated the terms of a majority of its vendor notes, including an extension of the maturity dates.

Based on current trends, the Company believes that the borrowing capacity under its senior credit facility, together with cash on hand, current and anticipated cash flow from operations, and cost reductions may not be adequate to meet its working capital and capital expenditure needs through the remainder of fiscal 2007. Therefore, the Company will need additional financing in the near term to fund its working capital and capital expenditure needs and, therefore, is actively seeking financing. Such financing arrangements may include additional equity investments from current or new investors, additional debt investments from current or new investors or a combination of both. There can be no assurance that additional financing could be obtained on terms that are favorable to the Company, or at all. On December 17, 2007, the Company and Prentice signed a non-binding term sheet whereby Prentice indicated its intent to arrange a senior secured term loan from one or more entities affiliated with Prentice (the “Prentice Loan Lenders”) to us in the aggregate principal amount of $25 million (the “Prentice Loan”). If extended, the Prentice Loan would: (i) be secured by a security interest in all of the assets of the Company and its subsidiaries, (ii) have a maturity date one day following maturity of the existing revolving credit facility under our senior credit agreement, (iii) be senior to all of existing borrowed money indebtedness of the Company and its subsidiaries other than indebtedness under our senior credit agreement and (iv) contain affirmative and negative covenants acceptable to the Prentice Loan Lenders. The Prentice Loan would bear interest at the rate of fifteen percent (15%) per annum (such interest to be payable monthly in cash). The terms of the Loan would permit repayment of all or a portion of the loan in certain circumstances, subject to the consent of our senior lenders. Prentice Capital Management, LP would receive, at closing, a fee equal to three percent (3%) of the Prentice Loan for arranging and structuring the Prentice Loan. The Prentice Loan would be subject to customary closing conditions, including (i) execution of an appropriate intercreditor agreement with the senior lenders, (ii) execution and delivery of a credit agreement and promissory note acceptable to the Prentice Loan Lenders and (iii) filing of appropriate UCC-1 financing statements evidencing the Prentice Loan Lenders’ security interest in the assets of the Company and its subsidiaries. Simultaneous with seeking additional funding, the Company will also seek to reduce both its corporate and store related expenses. Additionally, the Company plans to close certain under-performing locations at the lease expirations or through the negotiation of early terminations with the landlords for those selected locations, as well as continue with other ongoing initiatives to improve inventory management and increase consignment level as a total percentage of inventory.

In addition, maturities on our vendor notes payable in March 2009, followed by the expiration of the revolving credit facility in February 2011, will likely require us to refinance such debt as it matures.

WHITEHALL JEWELERS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Discontinued Operations

The Company closed 77 stores per its plan announced November 1, 2005 over a period commencing in November 2005 and ending in April 2006. The operating results of these stores as well as the costs associated with the liquidation have been classified as discontinued operations for all periods presented. There was no activity related to discontinued operations in the first nine months of fiscal year 2007 compared to income of $0.9 million for the first nine months of fiscal year 2006 related to reversal of excess inventory reserves for the closed stores.

3. The 2007 Merger and the 2007 Equity Transactions

The 2007 Merger

On July 27, 2007, WJH, the parent company of Whitehall prior to the 2007 Merger, merged with and into Whitehall with Whitehall surviving. An Agreement of Merger and Plan of Reorganization was then entered into as of July 27, 2007, by and among, Whitehall, WBT Acquisition Corp. (“WBT”) and BTHC (the “Merger Agreement”). On July 27, 2007, BTHC’s, WBT’s and Whitehall’s Board of Directors each approved the 2007 Merger. On July 27, 2007, the shareholders of Whitehall and BTHC, the sole shareholder of WBT, approved the merger by unanimous written consent. Pursuant to the Merger Agreement, at the effective time of the 2007 Merger, WBT merged with and into Whitehall, with Whitehall remaining as the surviving entity and a wholly owned and operating subsidiary of BTHC by canceling all shares of Whitehall common stock (“Whitehall Common Stock”) then outstanding and issuing to BTHC one share of Whitehall Common Stock. In addition, pursuant to the 2007 Merger, the legal existence of WBT ceased and all shares of WBT common stock that was outstanding immediately prior to the Merger were cancelled. This Merger transaction is referred to throughout this report as the “2007 Merger”. At the same time and pursuant to the Merger Agreement, BTHC issued to the former shareholders of Whitehall an aggregate of 24,853,800 shares of BTHC common stock (the “BTHC Common Stock”), which resulted in such former shareholders owning approximately 62.21% with respect to the pre-Merger shares owned of issued and outstanding BTHC Common Stock and warrants to purchase 3,567,471 shares of BTHC Common Stock, after giving effect to the issuance of capital stock pursuant to the 2007 Equity Transactions (as defined below), but not counting additional shares or capital stock acquired by the PWJ Lending LLC and PWJ Funding LLC (collectively the “PWJ Entities”) as part of the 2007 Equity Transactions. The PWJ Entities also subscribed for an additional 7,134,941 shares of BTHC Common Stock pursuant to the 2007 Equity Transactions, and therefore upon conclusion of the 2007 Merger and the 2007 Equity Transactions, affiliates of Prentice Capital Management LP (“Prentice”) collectively owned 64.9% of BTHC’s issued and outstanding shares of BTHC Common Stock. In addition, pursuant to the Merger Agreement, options to purchase 9,847 shares of Whitehall Common Stock, each at an exercise price of $850 per share prior to the 2007 Merger, were converted into options to purchase 2,447,129 shares of BTHC Common Stock, each at an exercise price of $3.42 per share.

To facilitate the 2007 merger and issuance of stock options, Whitehall executed a stock split on June 21, 2007 whereby each of the 10 shares of Whitehall Common Stock then outstanding were converted into 10,000 shares of Whitehall Common Stock resulting in 100,000 shares of Whitehall Common Stock issued and outstanding prior to the effective time of the 2007 Merger. As of the effective date of the merger, 100,000 of Whitehall’s Common Stock were cancelled and one share of Whitehall Common Stock was issued to BTHC. In consideration for the cancellation of the Whitehall shares, shareholders received stock in the parent company.

On July 27, 2007, BTHC entered into an Advisory Agreement with Halter Financial Group, Inc. and Halter Financial Investments, L.P. (the “Advisory Agreement”), pursuant to which Halter Financial Group, Inc. agreed to provide financial advisory services in connection with the Merger. Pursuant to the Advisory Agreement, upon completion of the 2007 Merger, Halter Financial Group,

WHITEHALL JEWELERS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inc. received a fee of $0.3 million. In addition, the Advisory Agreement provides that Halter Financial Investments, L.P. surrenders to BTHC for cancellation as treasury shares 20,562 shares of BTHC Common Stock. Halter Financial Group has agreed to indemnify BTHC from certain costs that may arise in connection with BTHC’s plan of reorganization, as set forth in the Advisory Agreement. Halter Financial Investments, L.P. has also agreed not to issue, sell, offer or agree to sell, grant any option for the sale of, pledge, enter into any swap, derivative transaction or other arrangement that transfers to another, any of the economic consequences of ownership with respect to 164,719 shares of BTHC Common Stock during the period beginning on July 27, 2007 and continuing to and including the date that is the earlier of six months from such date, and the date that the resale registration statement for those and certain other shares is declared effective.

After the consummation of the 2007 Merger, BTHC amended its certificate of incorporation to (i) increase its authorized number of shares of BTHC Common Stock from 40 million to 100 million, and (ii) change its name to Whitehall Jewelers Holdings, Inc. Shortly after the consummation of the 2007 Merger, affiliates of Prentice, as holders of over a majority of the issued and outstanding Common Stock, executed written consents of the shareholders of the merged Company approving such amendments. These amendments became effective on September 6, 2007 with the filing of a Certificate of Amendment with the Secretary of State of Delaware. Upon closing of the 2007 Merger and the 2007 Equity Transactions, the stockholders of BTHC prior to the 2007 Merger controlled 479,438 shares of Common Stock or 1.2% of the total outstanding shares of BTHC Common Stock immediately after the 2007 Merger.

In connection with the 2007 Merger, the Company incurred expenses, which included, without limitation, legal and accounting fees, and other miscellaneous expenses, of approximately $1.1 million.

The 2007 Equity Transactions

Concurrent with the 2007 Merger, Whitehall entered into a securities purchase agreement (the “Securities Purchase Agreement”), by and among Whitehall, BTHC and the purchasers named therein (the “Purchasers”), and consummated the transactions contemplated thereby on July 27, 2007 (the “2007 Equity Transactions”). The Securities Purchase Agreement provides for the sale by BTHC to the Purchasers of a total of 14,619,883 shares of BTHC Common Stock (the “Shares”), at a price of $3.42 per Share for aggregate gross proceeds of $50.0 million. The Purchasers also received warrants to acquire 7,309,939 shares of BTHC Common Stock at an exercise price of $4.10 per share (the “Warrants”). Roth Capital Partners, LLC acted as exclusive placement agent and received a fee of approximately $1.9 million. The Company issued a press release on July 30, 2007 announcing its entry into the Securities Purchase Agreement and describing the transactions contemplated thereby.

In connection with the Securities Purchase Agreement, BTHC and the Purchasers entered into a Registration Rights Agreement, dated as of July 27, 2007 (the “Registration Rights Agreement”), and the Company agreed to file a registration statement to register the resale of the Shares and the shares underlying the Warrants (the “Registration Statement”), subject to certain cutbacks, within 90 days of the closing date and to use reasonable best efforts to cause the Registration Statement to be declared effective by the earlier of (i) (a) in the event that the Registration Statement is not subject to review by the SEC, the 120th calendar day following the closing of the 2007 Equity Transactions and (b) in the event that the Registration Statement is subject to review by the SEC, the 150th day following the closing of the 2007 Equity Transactions, and (ii) the fifth trading day following the date on which the merged company is notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments and the effectiveness of the Registration Statement may be accelerated. If the merged company fails to cause the Registration Statement to be filed or declared effective on or before the time periods specified above, or cause the Registration Statement to remain effective for the lesser of (x) two years from the Closing and

WHITEHALL JEWELERS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(y) such shorter period for the availability of sales of securities pursuant to Rule 144(k) promulgated under the Securities Act, except for allowable grace periods, the merged company shall be required to pay the Purchasers liquidated damages equal to 1% of the aggregate purchase price for the Shares per month until such failures are cured, subject to a cap of 10%. On July 27, 2007, PWJ Funding, PWJ Lending and Holtzman entered into a Lock-Up Agreement for the benefit of the Purchasers and agreed not to issue, sell, offer or agree to sell, grant any option for the sale of, pledge, enter into any swap, derivative transaction or other arrangement that transfers to another, any of the economic consequences of ownership of any of their respective shares (other than the Shares and Warrants purchased by the PWJ Entities pursuant to the Securities Purchase Agreement and the Warrant Shares underlying the Warrants purchased by the PWJ Entities pursuant to the Securities Purchase Agreement) beginning on July 27, 2007 and continuing to and including the date that is 180 calendar days after the date that the Registration Statement is declared effective.

PWJ Lending LLC and Holtzman Opportunity Fund LP (“Holtzman”) entered into a Contribution Agreement, whereby 2,210,770 shares of BTHC Common Stock and warrants to purchase 1,105,385 shares of BTHC Common Stock were issued to PWJ Lending pursuant to the 2007 Equity Transactions, 52,741 shares of Whitehall’s Common Stock were issued to PWJ Lending and 16,686 shares of Whitehall’s common stock were issued to Holtzman. The payment of these shares under the Contribution Agreement constituted payment in full of the $66.6 million in loan obligations under the Second Amended and Restated Term Loan Agreement (described in Note 9 below).

In connection with the 2007 Equity Transactions and share registration, Whitehall incurred expenses, which included, without limitation, commissions to the placement agency, legal and accounting fees, and other miscellaneous expenses, of approximately $3.0 million which were charged to additional paid in capital.

Proceeds from the 2007 Equity Transactions were used to repay the $35.0 million Senior Term Loan facility. After taking into account the contribution of approximately $7.6 million of indebtedness by PWJ Lending in return for Shares and Warrants pursuant to the 2007 Equity Transactions, the remaining net proceeds of $7.4 million were or will be used for general corporate purposes, including working capital, merger and equity related fees, payments of other indebtedness, sales and marketing and capital expenditures.

4. Critical Accounting Policies and Estimates

The Company’s significant accounting policies and estimates, including the assumptions and judgments underlying them, have been consistently applied in all material respects and address such matters as revenue recognition, inventory valuation, depreciation methods and asset impairment recognition. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, the Company believes the estimates and judgments associated with the reported amounts are appropriate in the circumstances. Management has discussed the development and selection of these significant accounting estimates with the Audit Committee of the Board of Directors. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Accounts Receivable

Accounts receivable are recorded at the amount management expects to collect and consists primarily of customer credit card charges and other non-recourse third party credit arrangements for merchandise delivered to the customer for which the Company has not yet received payment under the terms of the arrangements. Allowance for doubtful accounts represents reserves established to address exposures to charge-backs on credit receivables that have already been collected. The Company accrues an estimate of expected charge-backs based on the Company’s historical charge-

WHITEHALL JEWELERS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

back experience. Amounts are charged off when the credit card company deducts the charge-backs from our payments.

Merchandise Inventories

Merchandise inventories are stated principally at the lower of weighted average cost or market. Purchase cost is reduced to reflect certain allowances and discounts received from merchandise vendors. Periodic credits or payments from merchandise vendors in the form of consignment conversions, volume or other purchase discounts and other vendor consideration are reflected in the carrying value of the inventory and recognized as a component of cost of sales as the merchandise is sold. Additionally, to the extent it is not addressed by established vendor return privileges, and if the amount of cash consideration received from the vendor exceeds the estimated fair value of the goods returned, that excess amount is reflected as a reduction in the purchase cost of the inventory acquired. Allowances for inventory shrink, scrap and other provisions are recorded based upon our analysis and estimates. In-bound freight and certain merchandise procurement, central distribution and internal warehouse costs are allocated to inventory and expensed in cost of sales based on inventory turnover.

Certain of the Company’s agreements with merchandise vendors provide credits for co-op advertising as calculated as a percentage of net merchandise purchases. In accordance with EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”, the Company classifies certain merchandise vendor allowances as a reduction to inventory cost unless evidence exists supporting an alternative classification. The Company earned vendor allowances for advertising of $1.1 million for the first nine months of fiscal year 2007 and $2.2 million for the first nine months of fiscal year 2006. The Company records such allowances as a reduction of inventory cost, and as the inventory is sold, the Company recognizes a lower cost of sales.

The Company also obtains merchandise from vendors under various consignment agreements. The consigned inventory and related contingent obligations associated with holding and safekeeping such consigned inventory are not reflected in the Company’s financial statements. At the time of sale of consigned merchandise to customers, the Company records the purchase liability and the related consignor cost of such merchandise in cost of sales.

Legal Contingencies

The Company is involved in certain legal matters and other claims. As required by Financial Accounting Standards Board (“FASB”) through Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies”, the Company determines whether an estimated loss from a loss contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company analyzes its legal matters and other claims based on available information to assess potential liability. The Company consults with outside counsel involved in legal matters when analyzing potential outcomes. Based on the nature of such estimates, it is possible that future results of operation or net cash flows could be materially affected if actual outcomes are significantly different than management’s estimates related to these matters.

Revenue Recognition

The Company recognizes revenue in accordance with the SEC Staff Accounting Bulletin No. 104, “Revenue Recognition.” Revenue from merchandise sales is recognized when delivery has occurred and title and risk of loss has transferred to the customer. The Company accrues an estimate of expected returns, which have not yet been presented, based on its historical returns experience, which is governed by the Company’s merchandise returns policy. Repair revenues are recognized when the service is complete and the merchandise is delivered to the customer. The

WHITEHALL JEWELERS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company recognizes revenue, net of cost reimbursed to a third party service provider, from the sale of an extended service plan at the time the contract is executed with the customer. The Company records revenue from layaway program sales at the time the customer fulfills the terms of the program, including receipt of full payment and delivery of the merchandise to the customer. The Company charges a monthly fee to cover the costs of administration of inactive layaways.

Advertising and Marketing Expense

The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over the expected period of future benefit which is typically during the month the advertising takes place. Advertising expense was $4.6 million and $3.6 million for the nine months ended November 3, 2007 and October 31, 2006, respectively.

Direct-response advertising consists primarily of special offers, flyers and catalogs that, from time to time, include value off coupons for merchandise.

Lease Expense

The Company leases the premises for its office facilities and all of its retail stores. Certain leases require increasing annual minimum lease payments over the term of the lease. For each store, the Company’s retail store lease term is deemed to commence on the date the Company has access to and control of such retail space, which is generally two months earlier than the date the Company becomes legally obligated for rent payments. Minimum lease expense under these agreements is recognized on a straight-line basis over the terms of the respective leases.

Virtually all leases covering retail stores provide for additional contingent rental payments based on a percentage of sales. These costs are expensed in the period incurred.

Accounting for Stock Based Compensation

The Company adopted Statement 123R on February 1, 2006, using the modified prospective method, whereby the Company applied Statement 123R to new and modified awards beginning February 1, 2006. Additionally, the Company recognized compensation cost as expense for the portion of outstanding unvested options, based on the grant-date fair value of those awards calculated using the fair value measurement of the unvested options issued. There were no options granted or modified in fiscal year 2006. However, see Note 6 below for further discussion regarding stock- based compensation and options issued in the second and third quarter of fiscal year 2007.

Long-Lived Assets

On an annual basis or earlier, whenever facts and circumstances indicate potential impairment, the Company evaluates the recoverability of long-lived asset carrying values, using projections of undiscounted future cash flows over remaining asset lives. When impairment is indicated, it is measured by the excess of carrying values over fair values. In evaluating long-lived retail store assets for impairment, the Company considers a number of factors such as a history of consistent store operating losses, sales trends, store management turn-over, local competition and changes in mall demographic profiles.

Based on the nature of such estimates, it is possible that future results of operations or net cash flows could be materially affected if actual outcomes are significantly different from the Company’s estimates related to these matters.

WHITEHALL JEWELERS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting for Goodwill and Other Intangibles

Goodwill represents the excess of cost over the fair value of assets acquired in purchase business combinations. Under SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is reviewed annually in the fourth quarter (or more frequently if impairment indicators arise) for impairment. Intangible assets are carried at cost, less accumulated amortization. Trade name costs are amortized on a straight-line basis over 30 years. Customer mailing list costs are amortized on a straight-line basis over seven years. Favorable leases are amortized on a straight-line basis over the remaining lease term.

Accounting for Guarantees

The Company has adopted the guidance of FASB Staff Position No. 45-3, “Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners” requiring companies to disclose minimum revenue guarantees in accordance with the guidelines provided in FIN 45 for interim and annual financial statements. Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences while the officer or director is serving, or was serving, at its request in such capacity. Under the 2006 Merger Agreement, all rights to exculpation and indemnification for acts or omissions occurring prior to the effective time in favor of the current or former directors or officers or employees or agents of the Company or any of its subsidiaries or other entities, at the request of the Company or any of its subsidiaries, as provided in its charter or bylaws or in any agreement, survived the 2006 Merger and will continue in full force and effect in accordance with their terms. The maximum potential amount of future payments the Company could be required to make pursuant to these indemnification obligations is unlimited; however, the Company has a directors and officers liability insurance policy that, under certain circumstances, enables it to recover a portion of certain future amounts paid. The Company has no liabilities recorded for these obligations as of November 3, 2007.

5. Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing earnings (loss) available to common stockholders by the weighted average number of Common Stock outstanding for the reporting period. Diluted earnings (loss) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted earnings (loss) per share, the basic weighted average number of shares is increased by the dilutive effect of stock options and warrants determined using the treasury stock method. The Company had 3,602,129 stock options and 7,309,942 stock warrants outstanding at November 3, 2007. During all period presented the Company incurred net losses. A net loss causes all outstanding stock options and warrants to be antidilutive (that is, the potential dilution would decrease the loss per share). As a result, the stock options and warrants are not included in the diluted loss per share calculation as their effect would be antidilutive.

As a result of the 2007 Merger and 2007 Equity Transactions described in Note 3 above, Whitehall’s 100,000 shares outstanding just prior to the 2007 Merger were recapitalized into 24,853,800 million shares of the Registrant’s common stock. The recapitalization of Whitehall shares is presented retrospectively as if it occurred at the beginning of each reporting period presented along with the 479,438 shares owned by existing BTHC shareholders at the date of the 2007 Merger. Also in conjunction with the 2007 Equity Transactions, the Registrant issued 14,619,883 additional shares on July 27, 2007, which were included in the weighted average number of shares calculated for the three and nine months ended November 3, 2007.

WHITEHALL JEWELERS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Stock-Based and Other Incentive Compensation

The Company continues to apply SFAS No. 123R (revised 2004), “Share-Based Payment” (“Statement 123(R)”), which requires companies to expense the value of employee stock options and similar awards.

On June 21, 2007, the Company approved the 2007 Whitehall Jewelers, Inc. Stock Incentive Plan (the “2007 Plan”). Under the 2007 Plan, the Company can grant incentive stock options (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code, nonqualified stock options, stock appreciation rights (“SARS”), and other stock-based awards. A total of 15,000 shares of common stock were reserved for issuance under the 2007 plan or 15% of the outstanding shares prior to the 2007 Merger. Grants may be made under the 2007 Plan during the ten years after its effective date. Options under the 2007 Plan generally fully vest in three to four years, after their respective grant date, or earlier if certain performance based financial targets are met. Options under the 2007 Plan generally expire five years from the date of grant or earlier in certain situations where the employee is terminated or ceases to be engaged by the Company.

On July 20, 2007, Whitehall granted options to purchase 9,847 shares of Whitehall Common Stock to five executives with a weighted average fair value of $277.39 at the date of grant. These options all had an exercise price of $850 and were accounted for under Statement No. 123(R). Following the closing of the 2007 Merger, pursuant to the terms of the 2007 Plan, these options were converted to options to purchase 2,447,129 shares of the merged Company’s Common Stock at a price of $3.42 per share which was the same as the market price of the Company’s stock at the date of grant.

During the third quarter of fiscal year 2007, Whitehall granted options to purchase 1,155,000 shares of Whitehall Common Stock to 14 employees with a weighted average fair value of $1.4 million at the date of grant. These options all had an exercise price of $3.50 and were accounted for under Statement No. 123(R). Additional information regarding the Company’s options is as follows (in thousands, except share and per share data):

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at January 31, 2007	—	$—	—
Granted	3,602	3.45	5.0
Forfeited and expired	—	—	—
Exercised	—	—	—

Outstanding at November 3, 2007	3,602	$3.45	4.8	$196

Options exercisable at November 3, 2007	781	$3.42	4.8	$62

	Options	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price
Non-vested options at November 3, 2007	2,821	$1.16	$3.45

Vested options at November 3, 2007	781	$1.10	$3.42

WHITEHALL JEWELERS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For purposes of calculating the compensation expense consistent with SFAS No. 123(R), the fair value of each option grant is estimated on the date of grant using the Black-Scholes option- pricing model. The following weighted-average assumptions were used to calculate the fair value of grants made during the nine month period ended November 3, 2007:

Nine Months Ended November 3, 2007
Expected volatility	40.0%
Expected dividend yield	—%
Expected risk-free interest rate	4.7%
Expected forfeiture/turnover rate	—
Expected term of options	3.2 years
Maximum contractual term	5 years
Weighted average grant date fair value of options granted	$1.15

Under SFAS No. 123(R), stock-based compensation expense was $0.2 million and $0.9 million for the three and nine month periods ended November 3, 2007. As of November 3, 2007, the Company’s unrecognized pre-tax and after-tax compensation cost for stock-based employee compensation under SFAS No. 123(R) was approximately $3.3 million related to unvested stock options granted which is expected to be recognized over the weighted average vesting period of approximately three to four years.

The Company has one active equity incentive plan with 0.1 million shares available for grant at November 3, 2007. There were no options granted in the nine months ended October 31, 2006.

In the second quarter of fiscal 2007, the Company entered into Bonus Award Agreements with each of Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter. Under these agreements, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter are eligible to receive maximum bonuses equal to $300,000, $175,000, $100,000 and $25,000, respectively. Subject to the terms of each agreement, Mr. Dayoob, Mr. Don, Mr. Funasaki and Mr. Nachwalter will receive 83%, 52%, 52% and 88% respectively, of their total bonus amount on the next regular payroll date following December 31, 2008. Thereafter, Mr. Dayoob and Mr. Nachwalter will receive an amount equal to 1/36th and Mr. Don and Mr. Funasaki will receive an amount equal to 1/48th of their total bonus amount on a monthly basis until such time as he has received a gross amount equal to his total bonus amount. The Company expensed $0.2 million in the first nine months of fiscal year 2007 and $0.1 million in the third quarter of fiscal year 2007 related to the Bonus Award Agreements based on the vesting schedule.

7. Income Taxes

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” The Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on February 1, 2007. The adoption of FIN 48 did not have a material impact on the Company’s financial position or results of operations. As part of its adoption, the Company performed an item by item evaluation and considered the state of its ongoing audits by, and discussions with, various taxing authorities.

FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. It is the Company’s current practice to recognize interest and/or penalties related to income tax matters in selling, general and administrative expense. Accrued interest and penalties at November 3, 2007 and February 1, 2007 were $0.3 million and $0.2 million, respectively. The accrued interest and penalties are included in “Other tax liabilities” aggregating $0.8 million at November 3, 2007 and $0.4 million at January 31, 2007. It is reasonably

WHITEHALL JEWELERS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

possible that the Company will enter into a state settlement within 12 months although an estimate of the range of the settlement cannot be made. The Company has recorded an accrual to cover certain currently unresolved tax issues. Such contingent liabilities relate to additional taxes and interest the Company may be required to pay. During the course of examinations by various taxing authorities, adjustments or proposed adjustments may be asserted. The Company evaluates such items on a case by case basis and adjusts the accrual for contingent liabilities as deemed necessary.

The Company’s U.S. federal income tax returns for the year ended January 31, 2004 and subsequent years remain subject to examination by tax authorities. The Company’s state income tax returns for the year ended January 31, 2003 and subsequent years remain subject to examination by tax authorities. The Company expects to resolve any income tax issues within the amounts paid and/or reserved for these liabilities.

Income tax expense amounted to $0.2 million and $ -0- for the nine months ended November 3, 2007 and October 31, 2006, respectively. The Company’s income tax expense varies substantially from the U.S. Federal statutory rate primarily due to valuation allowances on net operating losses. Provisions for interest amounted to $0.2 million and $ -0- for the nine months ended November 3, 2007 and October 31, 2006, respectively.

8. Merchandise Inventories, Net

As of November 3, 2007 and January 31, 2007, merchandise inventories consisted of:

(in thousands)	November 3, 2007	January 31, 2007
Raw materials	$4,127	$4,409
Finished goods	162,330	173,891
Inventory reserves	(2,794)	(4,210)

Merchandise inventories, net	$163,663	$174,090

Raw materials primarily consist of diamonds, precious gems, semi-precious gems and gold. Included within inventory reserves are provisions for inventory valuation allowances, shrink, scrap and miscellaneous costs.

As of November 3, 2007 and January 31, 2007, consignment inventories held by the Company that were not included in the balance sheets totaled $55.3 million and $45.5 million, respectively.

Certain merchandise procurement, distribution and warehousing costs are allocated to inventory. As of November 3, 2007 and January 31, 2007, the amounts capitalized in finished goods inventory were $3.9 million and $3.8 million, respectively.

9. Financing Arrangements

Revolving Credit Facility

As of November 3, 2007 and January 31, 2007 the Company had $91.0 million and $83.9 million, respectively, of outstanding borrowings under the revolving credit facility and $5.9 million and $6.5 million, respectively, in outstanding letters of credit. The interest expense under the revolving credit facility for the nine months ended November 3, 2007 and October 31, 2006 was $4.9 million and $4.1 million, respectively, reflecting a weighted average interest rate of 7.6% and 10.1%, respectively.

Term Loan

On June 25, 2007 Whitehall entered into the Second Amendment to the Second Amended and Restated Term Loan Credit Agreement (the “Second Amended Term Loan”). Under the Second Amended Term Loan, PWJ Lending agreed to make an additional term loan to Whitehall in the

WHITEHALL JEWELERS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

aggregate amount of $7.5 million, for among other things, general corporate and working capital purposes. Concurrent with the 2007 Equity Transactions, the additional $7.5 million borrowed under the Second Amended Term Loan together with accrued interest was converted to equity as described below.

Pursuant to the Contribution Agreement, the amount of principal, interest and other amounts outstanding as of the date of the Contribution Agreement under the Second Amended Term Loan, in the aggregate of $66.6 million (of which (i) $7.5 million in principal amount plus accrued interest of $0.61 million was loaned solely by PWJ Lending from the period of June 28, 2007 until July 27, 2007 and (ii) $59.0 million was loaned by both PWJ Lending and Holtzman) was contributed by PWJ Lending and Holtzman to Whitehall. In return for the contribution, 2,210,770 shares of BTHC Common Stock and warrants to purchase 1,105,385 Shares were issued to PWJ Lending pursuant to the 2007 Equity Transactions, 52,741 shares of Whitehall Common Stock were issued to PWJ Lending and 16,686 shares of Whitehall Common Stock were issued to Holtzman. The payment of these shares under the Contribution Agreement constituted payment in full of the $66.6 million in loan obligations under the Second Amended Term Loan.

The interest expense under the Second Amended Term Loan for the three months ended November 3, 2007 and October 31, 2006 was $0 and $1.6 million, respectively, reflecting a weighted average interest rate of 12.0% for the three months in fiscal year 2006 and the conversion of the term loans to equity at the end to the second fiscal quarter of 2007.

Trade Notes Payable

On or about April 20, 2007, Suppliers representing 90% of the total remaining trade debt of $22.3 million had executed an Amended Trade Vendor Extension Agreement (“ATVEA”). As a result, Whitehall issued multiple Trade Notes on or about April 20, 2007. No Trade Note was issued to one of the Suppliers, Fabrikant Leer International, due to a dispute between Whitehall and Fabrikant Leer International regarding an offset of approximately $0.5 million for merchandise previously returned or merchandise which was to be returned against the approximately $1.6 million of principal trade debt owed, and the Trade Note is being withheld pending confirmation of the offset. Whitehall has made filings in the Bankruptcy Court in support of its claim to these offsets against the Fabrikant Leer International trade debt. On or about, May 4, 2007, Whitehall met with certain Suppliers to discuss a further extension of the due date under the Trade Notes; thereby, extending the payment date for the remaining $22.3 million trade debt balance. As a result of this meeting and subsequent conversations between Whitehall and the Suppliers, on or about May 25, 2007, Whitehall sent a proposed Note Extension Agreement (“NEA”) to each Supplier who had previously been issued a Trade Note, except for M. Fabrikant & Sons Inc. and Fabrikant-Leer International (collectively the “Fabrikant entities”), who were in bankruptcy. Under the terms of the NEA, each Supplier who executed the NEA agreed to extend the maturity date under its Trade Note until March 31, 2009. In consideration for a Supplier agreeing to extend the maturity date until March 31, 2009, Whitehall agreed, among other things: (i) to make early payments to such Suppliers for certain Holiday merchandise, in an aggregate amount not to exceed $10.0 million, purchased in 2007 and (ii) to have certain additional events of default under the Trade Notes issued to the Suppliers that executed the NEA, including, but not limited to limiting payments to all Suppliers under the Trade Notes in advance of the March 31, 2009 date in excess of an aggregate amount of $2.5 million. These additional events of default, subject to notice and opportunity to cure, are as follows: (1) the failure of Whitehall to pay $2.5 million on September 30, 2007 to all Suppliers who did not execute the NEA, or Non-Participating Suppliers, and, thereby, did not agree to extend the maturity date to March 31, 2009, or to the extent the entire $2.5 million is not used to pay the Suppliers who did not agree to extend the maturity date, the failure to pay the remaining portion of the $2.5 million on a pro-rata basis to the Suppliers who did agree to extend the maturity date; (2) Whitehall pays in the aggregate more than $2.5 million towards individual unsecured promissory

WHITEHALL JEWELERS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

notes issued to the participating Suppliers other than in connection with a partial repayment of the individual unsecured promissory notes on a pro-rata basis among all of the suppliers who executed the NEA; (3) Whitehall terminates Edward Dayoob and Michael Don without cause (as defined in their employment agreements); or (4) there is a change in control of Whitehall (for which the merger was not a change of control).

As of November 3, 2007, we received commitments from Suppliers constituting approximately 75% of the outstanding Trade Notes to extend the maturity date of their respective Trade Notes to March 31, 2009, pursuant to the terms of an NEA. Of the $22.3 million in outstanding principal trade debt, the total outstanding principal debt owed to Non-Participating Suppliers is approximately $6.8 million, of which approximately $4.6 million of principal (before certain disputed offsets) was collectively owed to the Fabrikant entities, who have filed for bankruptcy relief under Chapter 11 of the United States Bankruptcy Code. The Fabrikant debt was sold to the Fabrikant debt purchaser during the bankruptcy proceedings. The Fabrikant debt became due and payable on September 30, 2007. We have been engaged in discussions with several third parties to purchase all or a portion of the Fabrikant debt from the Fabrikant debt purchaser, and with such third party purchasers agreeing to extend the payment date of the purchased Fabrikant debt until March 31, 2009. While these discussions are ongoing, at this time we do not have a definitive agreement from any party and there are no assurances that we will be able to reach a final agreement. In the event we are unable to reach a definitive agreement with respect to the Fabrikant debt which provides for an extension of the payment date of the $4.6 million of outstanding principal indebtedness together with accrued interest thereunder, the Fabrikant debt may be required to be repaid prior to March 31, 2009. Of the remaining $2.2 million of Non-Participating Supplier trade debt owed to parties other than the purchaser of note and trade debt from the Fabrikant entities, $2.05 million was paid to Non-Participating Suppliers as of September 30, 2007, representing payment in full of all trade debt obligations to Non-Participating Suppliers that executed the ATVEA. An amount of approximately $0.15 million in outstanding trade debt is still owed to Non-Participating Suppliers who did not execute the term sheets or the ATVEA, and such amounts will be paid in the ordinary course.

The Company is also engaged in negotiations with respect to approximately $0.45 million owed to Suppliers under the ATVEA that have executed the NEA (assuming a third party purchases the Fabrikant debt), with such remaining payments to be made pending culmination of the various negotiations. Subject to notice and opportunity to cure, we may be required to pay the approximately $15.6 million of principal trade debt that was extended pursuant to the NEAs to March 31, 2009 in the event that we default on an obligation under the NEA and the Suppliers who previously agreed to extend the payment date of their respective trade debt demand payment of those amounts which were previously extended.

10. Other Financial Information

Supplemental disclosures of cash flow information follow:

(in thousands)	Nine Months Ended
	November 3, 2007	October 31, 2006
Cash paid during the period for:
Interest - related parties	$646	$—
Interest - other	6,102	4,568
Income taxes	—	—
Non-cash investing and financing activities:
Term loans converted to equity-related parties	$64,795	—

WHITEHALL JEWELERS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Sales by Merchandise Category

The following table sets forth our percentage of merchandise sales by category for the following periods:

	Three Months Ended
	November 3, 2007	October 31, 2006
Diamonds	71.3%	73.4%
Gold	12.7	11.0
Precious/Semi-Precious	10.6	8.9
Watches	5.4	6.7

Total Merchandise Sales	100.0%	100.0%

Along with our merchandise assortments, we provide jewelry repair services to our customers (sales from which represented 3.5% of net sales in the third quarter of fiscal year 2007 and 3.5% in the prior year period) and jewelry service plans provided through a third party (sales from which represented 3.2% of net sales in both the third quarter of fiscal year 2007 and 2006). Jewelry repair services are provided through independent jewelers under contract.

12. Subsequent Events

On December 17, 2007, the Company and Prentice signed a non-binding term sheet whereby Prentice indicated its intent to arrange a senior secured term loan from one or more entities affiliated with Prentice (the “Prentice Loan Lenders”) to us in the aggregate principal amount of $25 million (the “Prentice Loan”). If extended, the Prentice Loan would: (i) be secured by a security interest in all of the assets of the Company and its subsidiaries, (ii) have a maturity date one day following maturity of the existing revolving credit facility under our senior credit agreement, (iii) be senior to all of existing borrowed money indebtedness of the Company and its subsidiaries other than indebtedness under our senior credit agreement and (iv) contain affirmative and negative covenants acceptable to the Prentice Loan Lenders. The Prentice Loan would bear interest at the rate of fifteen percent (15%) per annum (such interest to be payable monthly in cash). The terms of the Loan would permit repayment of all or a portion of the loan in certain circumstances, subject to the consent of our senior lenders. Prentice Capital Management, LP would receive, at closing, a fee equal to three percent (3%) of the Prentice Loan for arranging and structuring the Prentice Loan. The Prentice Loan would be subject to customary closing conditions, including (i) execution of an appropriate intercreditor agreement with the senior lenders, (ii) execution and delivery of a credit agreement and promissory note acceptable to the Prentice Loan Lenders and (iii) filing of appropriate UCC-1 financing statements evidencing the Prentice Loan Lenders’ security interest in the assets of the Company and its subsidiaries. Simultaneous with seeking additional funding, the Company will also seek to reduce both its corporate and store related expenses. Additionally, the Company plans to close certain under-performing locations at the lease expirations or through the negotiation of early terminations with the landlords for those selected locations, as well as continue with other ongoing initiatives to improve inventory management and increase consignment level as a total percentage of inventory.

BTHC VII, Inc.
Unaudited Pro Forma Condensed Consolidating Financial Statements
For the nine months ended November 3, 2007
and the periods from February 1, 2006 to June 8, 2006
and June 9, 2006 to January 31, 2007

The following unaudited financial information reflects the pro forma adjustments to the historical condensed consolidated financial statements of Whitehall Jewelers, Inc and BTHC VII, Inc.

The unaudited pro forma information gives effect to the 2006 Merger, 2007 Merger and Equity Transactions and the conversion of the Term Loan to equity. Such transactions have been assumed to have occurred on February 1, 2006.

The unaudited pro forma condensed consolidated combined statements of operations for the nine months ended November 3, 2007 and the fiscal year ended January 31, 2007 are presented as if the transactions were consummated on February 1, 2006. The pro forma financial statements for the nine months ended November 3, 2007 combines the historical results of Whitehall Jewelers, Inc. for the nine months ended November 3, 2007 with the historical results of BTHC VII, Inc. for the six months ended June 30, 2007 (date of last BTHC VII, Inc. 10-Q filed), along with the pro forma adjustments. The pro forma financial statements for the fiscal year ended January 31, 2007 combines the historical results of Whitehall Jewelers, Inc. for the periods from February 1, 2006 to June 8, 2006 (predecessor) and June 9, 2006 to January 31, 2007 (successor) with the historical results of BTHC VII, Inc. for the year ended December 31, 2006, along with the pro forma adjustments.

The unaudited pro forma adjustments are based upon available information and certain assumptions, as described in the accompanying notes, which we believe are reasonable under the circumstances. The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what results of operations or financial position of BTHC VII, Inc. would have been had the transactions described above actually occurred on the dates indicated, nor does it purport to project the financial condition of BTHC VII, Inc. for any future period or as of any future date. The unaudited pro forma financial information should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included elsewhere in this Current Report.

BTHC VII, Inc.
Unaudited Pro Forma Consolidating Statement of Operations
For the Nine Months Ended November 3, 2007

(in thousands, except per share data)	Whitehall Jewelers, Inc. for the nine months ended November 3, 2007	BTHC VII, Inc. for the six months ended June 30, 2007	Pro forma Adjustments	Notes		Pro Forma Consolidated
Net sales	$157,645	$—	$—			$157,645
Cost of sales (including buying and occupancy costs)	119,220	—	—			119,220

Gross profit	38,425	—	—			38,425
Selling, general and administrative expenses	72,620	5	—			72,625
Professional fees and other charges	3,607	—	—			3,607

Loss from operations	(37,802)	(5)	—			(37,807)
Interest Expense	11,492	—	(2,992)	(a	)	7,901
			(599)	(b	)

Loss before income taxes	(49,294)	(5)	3,591			(45,708)
Income tax expense (benefit)	219	—	—			219

Net loss from continuing operations	(49,513)	(5)	3,591			(45,927)
Discontinued operations	—	—	—			—

Net Loss	$(49,513)	$(5)	$3,591			$(45,927)

Loss per weighted-average common share (basic and diluted) (c)						$(1.15)

Notes
Effective date of merger and equity transactions was July 27, 2007.

(a) Represents removal of PIK interest related to assumed February 1, 2006, conversion of Term Loan to equity.

(b) Represents elimination of the amortization of deferred financing costs associated with the Term Loan

(c) Pro forma consolidated earnings per share for the nine months ended November 3, 2007 is calculated utilizing the number of shares issued by Whitehall Jewelers Holding, Inc. in the reverse merger and the equity transactions of 39,953,121. Stock options totaling 2,447,129 and stock warrants totaling 7,309,943 are excluded from the calculation of diluted loss per share due to their anti- dilutive effect on the calculation.

BTHC VII, Inc.
Unaudited Pro Forma Consolidating Statement of Operations
For the Year Ended January 31, 2007

(in thousands, except per share data)	Whitehall Jewellers, Inc.		BTHC VII, Inc.	Pro forma Adjustments	Notes		Pro Forma Consolidated
	Predecessor	Successor
	February 1, 2006 through June 8, 2006	June 9, 2006 through January 31, 2007	For the Year Ended December 31, 2006
Net sales	$85,095	181,142	$—	$—			$266,237
Cost of sales (including buying and occupancy costs)	58,364	124,747	—	724	(d	)	183,835

Gross profit	26,731	56,395	—	(724)			82,402
Selling, general and administrative expenses	35,928	68,437	18	138	(c	)	104,815
				294	(d	)
Professional fees and other charges	2,489	5,642	—	—			8,131

Loss from operations	(11,686)	(17,684)	(18)	(1,156)			(30,544)
Interest Expense	5,183	10,957	—	(6,080)	(a	)	8,876
				(1,184)	(b	)

Loss before income taxes	(16,869)	(28,641)	(18)	6,108			(39,420)
Income tax expense (benefit)	—	168	—	—			168

Net loss from continuing operations	(16,869)	(28,809)	(18)	6,108			(39,588)
Discontinued operations	648	134	—	—			782

Net Loss	$(16,221)	(28,675)	$(18)	$6,108			$(38,806)

Loss per weighted-average common share (basic and diluted) (e)							$(0.97)

Notes
Effective date of 2006 Merger was June 8, 2006 and 2007 Merger and Equity Transactions was July 27, 2007.

(a) Represents elimination of paid-in-kind interest related to assumed February 1, 2006, conversion of Term Loan to equity.

(b) Represents elimination of the amortization of deferred financing costs associated with the Term Loan.

(c) Represents annualized costs associated with compensation expense related to Bonus Award Agreements with certain members of management. Under the agreements, a total of $600,000 will be awarded to four executive of which $138,000 is earned immediately and the remainder is earned at a rate of approximately $19,700 per month beginning in July 2007 through December 2008 and $6,500 a month thereafter through May 2010.

(d) Represents $724,000 of additional store depreciation and lease expense and $294,000 of additional intangible asset amortization partially offset by lower support office depreciation related to the revaluation of assets during the 2006 Merger.

(e) Pro forma consolidated earnings per share for the year ended January 31, 2007 is calculated utilizing the number of shares issued by Whitehall Jewelers Holding, Inc. in the reverse merger and the equity transaction of 39,953,121. Stock options totaling 2,447,129 and stock warrants totaling 7,309,943 are excluded from the calculation of diluted loss per share due to their anti-dilutive effect on the calculation.